Form 20-F
period 2005-12-31
Scopus Video Networks Ltd.
filed 2006-04-17
CIK 1342575

As filed with the Securities and Exchange Commission on April 17, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2005

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ________ to ________

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-14662

Scopus Video Networks Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

10 Ha'amal St., Park Afek, Rosh Ha'ayin 48092, Israel

(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value NIS 1.40 per share	Nasdaq National Market

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

13,103,018 Ordinary Shares

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicated by check mark whether the registrant is a large accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

INTRODUCTION

        As used in this Annual Report on Form 20-F, references to “we”, “our”, “us”, “Scopus” or the “Company” are references to Scopus Video Networks Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiary, Scopus Video Networks Inc. a Delaware corporation, unless indicated otherwise.

        Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S. Dollars. All references in this Annual Report to “U.S. dollars,” “dollars” or “$” are to United States dollars and all references in this Annual Report to “NIS” or “shekels” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

        This Annual report contains forward looking statements. These forward looking statements include, in particular, statements about our plans, strategies and prospects under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and “Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

        Important factors that could cause actual results to differ materially from the forward looking statements we make in this annual report are set forth in “Item 3. Key Information – 3D. Risk Factors.” All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in “Risk Factors,” in which we have disclosed the material risks related to our business. These forward looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward looking statements. We undertake no obligation to update any of the forward looking statements after the date of this annual report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

        This annual report also includes statistical data that we obtained from industry publications and reports generated by In-Stat and Informa Telecoms & Media. Although we have not independently verified their data, based on our industry experience, we believe that the publications and reports are reliable and their conclusions are reasonable.

        You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report, of which this annual report is a part, that we have filed with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward looking statements by these cautionary statements. The forward looking statements contained in this annual report are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.	KEY INFORMATION

3A.	Selected Financial Data

        The following selected consolidated financial data should be read together with “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2004 and 2005 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2003, 2004, and 2005 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP, and audited by Brightman Almagor & Co., an independent registered public accounting firm, and a member firm of Deloitte Touche Tohmatsu. Their report appears elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2001 and 2002, 2003 and the selected consolidated statements of operations data for the years ended December 31, 2001 , 2002 and 2003 have been derived from our audited consolidated financial statements which are not included in this Form 20-F. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

	Year Ended December 31,
Consolidated Statement of Operations Data:	2001	2002	2003	2004	2005
	(in thousands except share and per share date)

Revenues	$27,062	$23,278	$31,051	$35,051	$44,791
Cost of revenues	14,022	11,797	16,487	16,086	22,593

Gross profit	13,040	11,481	14,564	18,965	22,198
Research and development expenses, net
of participation by OCS	5,280	6,619	6,492	9,184	10,124
Sales and marketing expenses	7,676	8,487	9,618	10,751	13,191
General and administrative expenses	2,974	2,876	2,075	2,129	3,024

Operating loss	(2,890)	(6,501)	(3,621)	(3,099)	(4,141)
Financing income (expense), net	210	89	99	187	346
Other income (expense), net	(164)	1	(5)	1	-

Loss before income taxes	(2,844)	(6,411)	(3,527)	(2,911)	(3,795)
Income tax expense	(97)	(110)	(56)	(30)	(55)

Net loss	(2,941)	(6,521)	(3,583)	(2,941)	(3,850)

Net loss	(2,941)	(6,521)	(3,583)	(2,941)	(3,850)
Dividend on preferred shares	-	-	(258)	(1,002)	(1,285)

Net loss attributable to ordinary shares	$(2,941)	$(6,521)	$(3,841)	$(3,943)	$(5,135)

Basic and diluted net loss per ordinary
share(1)	$(1.07)	$(2.36)	$(1.39)	$(1.43)	$(1.60)

Weighted average ordinary shares used in
computing basic and diluted net loss per
ordinary share(1)	2,754,537	2,759,213	2,759,213	2,759,213	3,216,786

	As of December 31,
	2001	2002	2003	2004	2005
Balance Sheet Data:	(in thousands)

Cash and cash equivalents	$8,674	$6,767	$10,645	$12,605	$33,644
Working capital	16,180	8,455	12,767	17,340	41,694
Total assets	27,058	21,771	26,257	31,061	57,734
Long-term liabilities	1,943	1,800	1,892	1,629	1,624
Accumulated deficit	(16,234)	(22,755)	(26,338)	(29,279)	(33,129)
Shareholders' equity	15,976	9,455	13,373	18,182	42,746

(1)	See Note 2N and 14 in the “Index to Consolidated Financial Statements” for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

3B.	Capitalization and Indebtedness

Not applicable

3C.	Reasons for the Offer and Use of Proceeds

Not applicable

3D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this annual report, before deciding to invest in our ordinary shares. Our business, financial condition or results of operations could be affected adversely by any of these risks. The trading price of our ordinary shares could decline due to any of these risks and you might lose all or part of your investment in our ordinary shares.

Risks Related to Our Business and Our Market

If we fail to enhance our existing products, develop new and more technologically advanced products or successfully commercialize these products, the results of our operations would suffer.

        To compete effectively, we must enhance our existing products and introduce new, cost-effective products and features to meet changing customer requirements and evolving industry standards. The markets for our products are characterized by rapidly changing technology and frequent introductions of new products. We, or our competitors, may announce products that have the potential to shorten the life cycle of, or replace, our products. We have made such announcements in the past and may do so in the future. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. We cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

        We must design our products to support emerging technologies and features, including personalized programming, targeted advertising, new compression standards, high definition television, or HDTV, distributed networking, dense decoding and the greater use of video-over-internet-protocol, or voice-over-IP. Our products must also meet industry standards in the geographical regions in which we operate. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase.

        Sales of our products are also dependent on the market acceptance of advanced video services. If adoption of advanced services is not as widespread or as rapid as we expect, or if we are unable to develop new products based on emerging technologies on a timely basis, our results of operations would be materially and adversely affected.

MPEG-4

        Our encoders and decoders do not currently support MPEG-4, a newer compression standard. We are developing an MPEG-4 compatible encoder, which we expect to be available for shipment in the third quarter of 2006. We have not yet begun developing an MPEG-4 compatible decoder. To the extent our targeted customers require MPEG-4 compatibility, we may be unable to successfully market our encoders and decoders until MPEG-4 support can be developed, particularly in the U.S. where there is a growing demand for advanced compression technologies. Developing MPEG-4 support will require significant research and development efforts and license fees. If we are unable to upgrade our products to newer compression technologies in a timely and cost-effective manner, we may not be able to market or sell our products, which would adversely affect our results of operations.

VC-1

        Although MPEG has evolved as the prevailing standard for compressing digital video in most of our target markets, we cannot assure you that alternative standards will not be adopted. Microsoft has developed a different standard for compressing digital video, called VC-1, which our products do not currently support. Microsoft is currently making efforts to have this standard accepted by the industry. If network operators adopt VC-1, we will need to enhance our products to support this standard, which would be a lengthy and costly process.

HDTV

While our intelligent video gateway processes HDTV content, and we currently resell third-party HDTV encoders and decoders, the encoders and decoders developed by us do not currently support HDTV. We are currently developing HDTV encoders and decoders, which we expect to be available for shipment towards the end of 2007. To the extent our target customers prefer to purchase HDTV encoders and decoders developed by us rather than third-parties, we may be unable to successfully market these products. Until we develop HDTV encoders and decoders, we will rely on the resale of third-party products which have lower gross margins than internally-developed versions. If we are unable to provide HDTV support in our encoding and decoding products, we may not be able to compete effectively, particularly in the U.S., which would adversely affect our results of operations.

Personalized Programming and Targeted Advertising

        The ability to support personalized programming and targeted advertising are essential features of our intelligent video gateway currently under development. While we have successfully demonstrated these features, we do not expect to ship products which incorporate these features until the second quarter of 2006. If we are unable to successfully introduce these features on a timely basis, our prospective customers may be unwilling to purchase our intelligent video gateway and our competitive position and results of operations would be adversely affected.

We only recently introduced our intelligent video gateway, and if we fail in our efforts to sell this product, or if our target customers are unwilling to purchase this product from us, our results of operations would suffer.

        Most of our revenues to date have been derived from sales of encoders and decoders. We began shipping our intelligent video gateway in the fourth quarter of 2003. We have devoted significant research and development and sales and marketing resources toward this product, and we expect sales of this product to represent a growing portion of our revenues in the future. We lack substantial experience selling this product and we cannot be certain that this product will be accepted. In some cases, our current original equipment manufacturer, or OEM, partners resell comparable video processing products provided by our competitors, so it may be difficult for us to build an OEM channel for our intelligent video gateway. The sale of our intelligent video gateway is a critical component of our growth strategy, and if we are unsuccessful in our efforts to expand this portion of our business, our revenues may not grow, we may need to adjust our growth strategy and our results of operations would suffer.

We intend to increase our sales and marketing efforts in the U.S. and to telecom service providers and major cable operators, which may require us to broaden our OEM partnerships. We may not be successful in these activities, which could adversely affect our results of operations.

        Our ability to increase our sales in the U.S. and to telecom service providers and major cable operators depends on our ability to obtain key customers in these markets, and to devote substantial technical, marketing and sales resources to these markets, which have lengthy equipment qualification and sales cycles. We will need to engage distributors who will be able to market and support our products effectively in the telecom and cable markets. Large cable and telecom operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. We therefore intend to expand our OEM partnerships, which exposes us to risks, including reduced gross margins. Large annual purchase agreements or contracts with U.S. telecom service providers and major cable operators are not typical. If we are unable to successfully increase our sales in the U.S., or to telecom service providers or major cable operators, or expand our OEM partnerships, our results of operations would suffer.

We have a history of losses and may never achieve or maintain profitability.

        We have incurred losses in each year since our inception, and as of December 31, 2005, we had an accumulated deficit of $33.1 million. Our losses may increase in the future as we expand our research and development activities and increase our manufacturing and sales and marketing capabilities. The future success of our business will depend on our ability to increase product sales, develop additional products and applications, expand our sales force and distribution network and control costs, which we may be unable to do. We may not generate sufficient revenues from product sales or generate sufficient free cash flow in the future to achieve or maintain profitable operations, resulting in the possibility of future capital requirements.

Our operating results may fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our share price to decline.

Our operating results have fluctuated in the past and are likely to continue to fluctuate in the future on both an annual and quarterly basis as a result of several factors, many of which are outside of our control. Some of the factors that may cause these fluctuations include:

–     the timing, size, delivery, installation and revenue recognition of customer orders;

–     our long and unpredictable sales cycle, which typically lasts approximately 3 to 12 months;

–     the cost and availability of electronic components;

–     our ability to enhance our products and market acceptance of our existing and new products;

–     the potential loss of key OEM partnerships;

–     our customers' need for local franchise and licensing approvals; and

–     regulatory changes in the U.S. and other countries.

We have no supply agreements with our key suppliers, on whom we depend for essential components for our products. If we are unable to obtain these components we may not be able to meet the demand for our products.

        We depend on single sources of supply for certain essential components of our products, including video decoder chips, video encoder chips and network processors. We have no long-term supply agreements with any of these suppliers, and cannot assure you that we will be able to obtain such components on a timely basis or at acceptable prices, if at all. If we are unable to obtain our key components at acceptable prices and on a timely basis, we may not be able to meet the demand for our products, which would adversely affect our production capability, our reputation and results of operations.

         Discontinued Components

        Our key suppliers routinely develop new components and discontinue the manufacturing of older components. While it is a common practice in our industry to provide at least six months notice before discontinuing production of components, our suppliers are not required to give us advance notice of such changes. When one of our suppliers introduces a new component, or ceases to manufacture older components, we must adapt our current line of products to the new component, which may take longer than the advance notice period, if any, received from the supplier.

         Start-up Company Suppliers

        Some of our third-party suppliers are start-up companies, and are not financially stable. In the event that the supplier of a key component of our products ceases operations or otherwise ceases to do business with us, it would cause delays as we seek an alternate supplier, and we may not have access to the information necessary to enable another supplier to manufacture the component.

         Subcontractors in Israel

        We depend on two subcontractors to assemble our products in Israel. We are restricted by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, from manufacturing our products outside of Israel without OCS approval, which would result in an increased royalty rate to the OCS, if granted. Any disruption to our sources of manufacturing, or our inability to manufacture our products at a sufficient rate to keep pace with demand from our customers, would have an adverse effect on our business and customer relationships.

Our products designed for the U.S. market require adaptation before sale outside of the U.S., which may result in additional development costs and delays in sales outside of the U.S.

        The U.S. market imposes specific standards on products such as ours, which are different from those applicable in other parts of the world. As a result, we have directed a substantial portion of our recent research and development efforts toward the development of products for the U.S. market. We need to modify certain of these products before we are able to sell them outside of the U.S., which may result in additional development costs and which may delay our ability to introduce new products outside of the U.S. in a timely manner and have an adverse effect on our results of operations.

Our business is dependent on the capital spending patterns of network operators, and any decrease or delay in capital spending by them would adversely affect our operating results and financial condition.

        Demand for our products will depend on the magnitude and timing of capital spending by network operators as they construct and upgrade their networks. The ordering patterns of our customers is sporadic, and the capital spending patterns of network operators are dependent on a variety of factors, including:

–     competitive pressures, including pricing pressures;

–     consumer demand for new services;

–     emphasis on generating revenues from existing customers instead of new network construction or upgrades;

–     evolving industry standards and network architectures; and

–     completion of major network upgrades, which may have the effect of reducing capital expenditures by our customers.

        In addition, uncertain and volatile capital markets have depressed the market values of network operators and restricted their access to capital, resulting in delays or the cancellation of certain projects. Financial difficulties among network operators would adversely affect our results of operations.

We may not be able to successfully compete with larger competitors which have greater operations, financial, marketing, human and other resources than us.

        We compete in a highly competitive market. We compete primarily on the basis of the technological merits of our products, cost, support and product availability. Many of our competitors are large companies with significantly greater financial, marketing, human and other resources than us, which may give them competitive advantages over us. Our larger competitors have broader product lines that our target customers may prefer. SBC, one of our targeted telecom customers, recently awarded a large IPTV contract to Scientific-Atlanta which may limit our ability to sell to SBC. Other customers may also award initial contracts to larger suppliers than us. Our revenues and our sale prices may decline significantly if our competitors introduce equivalent or superior products. Scientific-Atlanta recently announced a product similar to our intelligent video gateway. We are currently unable to assess the potential impact this new product may have on our business, or our relationship with Scientific-Atlanta. In addition, many of our competitors manufacture their products in countries where the cost of production is significantly lower than in Israel, where we produce most of our products, thus decreasing their cost and thereby enabling them to offer competitive lower prices for their products.

We rely on third-parties to distribute and market the majority of our products, and our financial performance may be adversely affected if we cannot maintain effective distributor relationships. Some of our distributors may sell products that compete with our products, or may cease selling our products as we increase our direct sales efforts.

        We sell a significant portion of our products through third-party distributors, including resellers, system integrators and agents, and we expect OEM sales to represent a growing portion of our revenues. Our distributors and OEMs may not be successful in marketing and selling our products in the future and may terminate their relationships with us upon short notice with little or no penalty. We may not be able to maintain an effective distributor or OEM network, which could adversely affect our results of operations.

        Some of our distributors have sold in the past, and may sell in the future, products that compete with our products. In addition, we are increasing efforts to sell our products directly to larger cable and telecom operators. Some of these operators are current or target customers of our OEMs, and our OEMs may decide to purchase products from other manufacturers who do not compete directly with them. The loss of one or more of our major distributors or OEM partners, especially in a key market, could have a material adverse effect on our results of operations.

Some of the technology we use is licensed from third-parties and integrated into our products. If our licensors terminate our license agreements, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business.

        Our products are based on a combination of our core technology and licenses we obtain from third-parties. For example, the software that we use in our products to compress video into an MPEG format is licensed to us by a third-party. While some of our license agreements are perpetual, others are terminable within a short period. If any of our licensors decides to terminate the license agreement we have with such licensor, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business and results of operations.

A substantial majority of our sales and substantially all of our other activities occur outside the U.S. We are subject to risks associated with operating in a wide variety of countries, which may negatively affect our operating results.

        Sales to customers outside the U.S. for 2003, 2004 and 2005 represented 92.0%, 88.4%, and 85.6% of our revenues, respectively. We expect that non-U.S. sales will continue to represent a major portion of our revenues for the foreseeable future. Substantially all of our research and development and contract manufacturing occurs in Israel. Our operations, the operations of our contract manufacturers and our sales in non-U.S. markets, are subject to a number of risks, including:

–     longer payment cycles;

–     potentially weak protection of intellectual property rights in certain countries;

–     the burden of complying with a wide variety of foreign laws, treaties and technical standards;

–     import and export license requirements, tariffs, taxes and other trade barriers; and

–     political and economic changes and instability.

        In 2005, most of our revenues were denominated in U.S. dollars, and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Fluctuations in currency exchange rates could cause fluctuations in our revenues, accounts receivable, accounts payable and other monetary assets and liabilities. We engage in currency hedging from time to time to reduce the risks associated with fluctuations in currency exchange rates. If we do not successfully engage in hedging transactions, our results of operations may suffer. Fluctuations in currency exchange rates also could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales in that country, which could adversely impact our business and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

        Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by two issued patents in the U.S. (U.S. Patent 6,784,811, 6,961,377), and by several additional patent applications pending in the U.S. The process of seeking patent protection can be long and expensive, and there can be no assurance that our existing or future patent applications will result in patents being issued, or that our existing patents, or any patents which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to us. Any issued patents may be challenged, invalidated or legally circumvented by third-parties. We cannot be certain that our patents will be upheld as valid, be enforceable or prevent the development of competitive products. Moreover, we operate, sell and market our products in some countries, including China, with potentially weak protection of intellectual property rights. Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our revenues and gross margins. In addition, competitors could purchase one of our systems and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our results of operations.

        We have also developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We generally enter into agreements with our employees and consultants who are involved in our research and development activities or who have access to any of our confidential information prohibiting these individuals from disclosing any confidential information or trade secrets. We cannot assure you that these agreements will provide meaningful protection of our proprietary information in the event of unauthorized use or disclosure of this information, nor in the event of a competing claim to this technology by a previous employer of any of our employees or consultants. Furthermore, in the absence of patent protection, we may be exposed to competitors who independently develop equivalent technology or gain access to our knowledge.

Third-party claims of infringement could require us to redesign our products, seek licenses or engage in future, costly intellectual property litigation, which could impact our future business and financial performance.

        Claims by competitors and other third-parties that our products allegedly infringe upon the patent rights of others could have a material adverse effect on our business. Our industry is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of this type of litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of our management and technical personnel. An adverse determination in any such proceeding could subject us to significant liabilities or require us to seek licenses from third-parties or pay royalties that may be substantial. Furthermore, we cannot assure you that necessary licenses would be available on satisfactory terms, or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products, any of which could have a material adverse effect on our business and results of operations.

        We may become involved in litigation to protect the trademark rights associated with our name or the names of our products. We do not have a trademark registration or application for our company name. We do not know whether others will assert that our name infringes upon their trademark rights. In addition, names we choose for our products may be claimed to infringe upon names held by others. If we need to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of revenues.

We have a limited backlog of orders and must maintain sufficient inventory levels to meet anticipated demand. This may result in write-offs of obsolete inventory, which could adversely affect our financial performance.

        The timing and volume of orders for our products are difficult to forecast, as a substantial portion of our sales are booked and shipped in the same quarter pursuant to purchase orders. We generally do not have long-term supply agreements with our customers, and we have a limited backlog of orders for our products and must maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to ensure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs, which could harm our financial performance. In addition, our limited backlog makes accurately forecasting inventory and other expenditures difficult.

Changes in telecommunications regulations could harm our prospects and future revenues.

        Global efforts to deregulate the telecommunications industry have resulted in increased levels of competition among service providers and a rapidly-evolving industry landscape. In the U.S. for example, the Telecommunications Act of 1996 generally permitted service operators to enter each others’ markets and to provide a variety of voice, video and data services. Changes in telecommunications regulations in the U.S. and other countries could limit the construction or expansion of our customers’ networks and affect the sales of our products. Increased regulation of our customers’ service offerings could limit their capital equipment investments and consequently the purchases of our products. Changes in regulations could have a material adverse effect on our business and results of operations.

Business combinations and other financial restructurings by network operators or our competitors could adversely affect our business.

        Business combinations and other restructurings in our industry are common, such as the acquisition of AT&T Broadband by Comcast in 2002, the acquisition by The News Corporation in December 2003 of an indirect controlling interest in Hughes Electronics, the parent company of DIRECTV, the recent privatization of Cox Communications, the planned sale of Adelphia Communications out of bankruptcy and the proposed sale of Cablevision’s VOOM satellite assets to Echostar. Further business combinations may occur in our industry, which may reduce the number of network operators and decrease capital spending in our industry, which could reduce demand for our products and adversely affect our results of operations.

        Certain of our customers have accumulated significant levels of debt and have announced reorganizations and financial restructurings, including bankruptcy filings, during recent years. Further business combinations and restructurings may occur again in the future, which may adversely impact our customers’ purchases of new equipment.

        The communications equipment industry is characterized by frequent mergers and acquisitions. An acquisition of one of our competitors, or merger between our competitors, could harm our competitive position or cause our target customers to delay purchases of our products while they assess the impact of the combination. If a larger company with more resources were to acquire a competitor of ours, they may invest additional resources in developing, marketing and supporting competitive products, which would negatively impact our business and results of operations.

We are highly dependent on key members of our executive team, and the failure to attract and retain key personnel could adversely affect our business.

        We are highly dependent on the members of our executive management team and technical staff, including, in particular, David Mahlab, our Chief Executive Officer, who founded Scopus and who has directed our business since inception, and Yaron Simler, our President, who only recently joined our company and is important to our U.S. operations and expansion strategy. Pursuant to a transition plan approved by our board of directors, on January 1, 2007.

        Mr. Gat will step down of his position as the chairman of our board of directors, and will be replaced by Mr. David Mahlab, who will be appointed as the active chairman. Yoel Gat will continue to serve as a consultant and as a director in the board of directors and will be appointed to another position such as a vice chairman of our board of directors. On January 1, 2007, Dr. Simler will replace Mr. David Mahlab as our chief executive officer, and become president and chief executive officer. After the transition, the respective compensation package paid to each of Dr. Simler, Mr. Mahlab and Mr. Gat will remain unchanged. We do not currently carry “key man” insurance with respect to either Mr. Mahlab or Dr. Simler. We depend on our management’s and technical staff’s experience and familiarity with our technology to execute our business strategy. We have entered into employment agreements with both Mr. Mahlab and Dr. Simler pursuant to which they have agreed not to engage in certain activities that directly compete with us upon their termination of employment. However, these prohibitions against Mr. Mahlab and Dr. Simler’s competitive activities are limited to four months and one year, respectively, following their termination of employment. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he be entitled to use any of his accrued vacation. Our success will also depend in large part on our ability to continue to attract, retain and motivate highly skilled management and technical personnel. The departure or other loss of any member of our executive management team or technical staff could harm our ability to effectively develop and market our products.

        Competition for certain employees, particularly development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. If we are unable to attract and retain additional qualified and highly skilled employees our business, financial condition and results of operations may be adversely affected.

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

        As a public company, we are spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. Particularly, as a foreign private issuer, we may need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act no later than the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006. Section 404 requires management’s annual review and evaluation of our internal controls over financial reporting, and attestation of the effectiveness of our internal controls over financial reporting by management and our independent registered public accounting firm in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006, and with each subsequently filed annual report on Form 20-F. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will require us to hire additional personnel and outside advisory services and will result in significant additional accounting and legal expenses.

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

        We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $20.1 million in 2000 to $44.8 million in 2005. During the next two years, we expect to expand our research and development, sales and marketing and manufacturing activities, including our activities in the U.S. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

–     manage a larger organization;

–     implement appropriate operational and financial systems;

–     expand our distribution and manufacturing capacity; and

–     expand our sales and marketing infrastructure and capabilities.

        If we cannot grow and manage our business appropriately, we may not be able to execute our business strategies and our business and financial results would suffer.

We may seek to expand our business through acquisitions that could result in a diversion of resources and additional expenses, which could disrupt our business and harm our financial condition.

        We may, in the future, pursue acquisitions of businesses, products and technologies, or establish joint venture arrangements to expand our business. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business, technology, service or products could divert management’s time as well as our resources, and disrupt our operations and cause our business to suffer. We have not acquired a business in the past, and we may be unable to successfully integrate acquired businesses or joint ventures with our operations. Future acquisitions may also require additional capital, which may not be available on favorable terms, if at all, or which may dilute the interests of our shareholders.

We are subject to regulation by the United States Federal Communications Commission, or FCC, and other foreign governmental and qualification requirements by non-governmental agencies and our customers. If we are unable to obtain and maintain regulatory qualifications or approvals for our products and our future applications and products, our business may be adversely affected.

        Our products are sold worldwide. The regulatory requirements in various countries vary widely, and complying with such regulatory requirements can be an expensive and time-consuming process. In addition, different network operators and national non-governmental standards organizations in the U.S. and worldwide impose varying standards and qualification requirements. While our products have been approved in certain countries, we cannot assure you that we will be able to maintain these regulatory or industry qualifications, clearances or approvals in all the countries in which we operate, or that we will be able to obtain such qualifications, clearances or approvals in new foreign markets or for new products. We may incur significant costs in attempting to maintain or obtain qualifications, clearances or approvals. If we do not comply with the applicable regulatory requirements in each of the jurisdictions in which our products are sold, we may be subject to regulatory enforcement actions which could require us to, among other things, cease selling our products. Furthermore, if our products fail to meet the standards and qualification requirements imposed by network operators or non-governmental standards organizations, we may not be able to successfully market and sell our products. If any of these events were to occur, our business, financial condition and results of operations would suffer.

We may be materially affected by the WEEE and RoHS directives.

        The European Union has adopted the 2002/96/EC Directive on Waste Electrical and Electronic Equipment, or WEEE directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the 2002/95/EC Directive on Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Our products fall under the scope of both directives as electrical and electronic equipment. Certain of our key components use lead. Under WEEE, we will be responsible for financing operations for the collection, treatment, disposal and recycling of past and future products sold in the European Union. Implementation of these directives is carried out at the national level by each of the European Union Member States. Because the specific national requirements have not yet been finalized in all Member States, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

Risks Related to this our Ordinary Shares

Our ordinary shares have only been traded for a short period and our share price may be volatile.

        Our ordinary shares commenced trading in December 2005, there has been no public market for our ordinary shares prior to that. An active public trading market may not develop or, if developed, may not be sustained. The lack of a trading market may result in the loss of research coverage, if any, provided by securities analysts, or the loss of, or failure to secure, coverage by securities analysts which may negatively impact the public trading market for our ordinary shares. The market price of our ordinary shares would be affected by a number of factors, including changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares, and market conditions in our industry, the industries of our customers and the economy as a whole. If our future quarterly results or guidance for future periods are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is low.

Our major shareholders, officers, directors and affiliated entities own a majority of our ordinary shares and control us.

        Our major shareholders, executive officers, directors and entities affiliated with them, in the aggregate, will beneficially own approximately 59.8% of our outstanding ordinary shares (including shares subject to options granted to such shareholders that are currently exercisable or exercisable within 60 days of March 31, 2006). These shareholders, if acting together, would be able to control all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Future sales of our ordinary shares could reduce our share price.

        We have 13,103,018 ordinary shares outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register 6,028,017 ordinary shares issued or issuable under our shares option plans. As of December 31, 2005, options to purchase 3,515,066 ordinary shares were issued and outstanding, of which options to purchase 2,084,435 ordinary shares had vested and had not been exercised. We have granted to a number of our shareholders, who together own a total of approximately 8,462,888 ordinary shares, registration rights with respect to their ordinary shares or ordinary shares underlying other securities. Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. In addition, a substantial number of shares held by our current shareholders or issuable upon exercise of options will be eligible for sale in the public market, and could be sold pursuant to registration under the Securities Act or an exemption from registration. Our executive officers, directors, shareholders and option holders have agreed not to sell an aggregate of approximately 12,110,602 shares owned by them for a period of 180 days following December 14, 2005. As these restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

        If, for any taxable year, our passive income, or our assets that produce passive income, exceed levels provided by U.S. law in relation to our non-passive income or our non-passive assets, respectively, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes.

        Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued, and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of this offering, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a passive foreign investment company for the current taxable year until after the close of the year. Moreover, we must annually determine our passive foreign investment company status based on tests which are factual in nature, and we are therefore unable to determine whether we will become a passive foreign investment company in the future. While we intend to manage our business to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering, and our market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure you that we will not be considered a passive foreign investment company for any taxable year. Characterization as a passive foreign investment company could result in adverse U.S. tax consequences to our shareholders.

        U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, see “Item 10E. U.S. Federal Income Tax Consequences – Passive Foreign Investment Company Considerations.”

Risks Related to Our Operations in Israel

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices, research and development facilities and contract manufacturer are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian authorities have occurred only intermittently. In addition, despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could disrupt our operations and adversely affect the willingness of customers outside Israel to buy our products, which could increase our costs and adversely affect the expansion of our business and our results of operations.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service in Israel.

        All male and a portion of female adult Israeli citizens under the age of approximately 48, unless exempt, are obligated to perform military service duty annually for a period of up to approximately 36 days. Additionally, they can be called to active duty at any time under emergency circumstances. Should the hostilities in the region escalate, some of our executive officers, directors and employees could be called to active military duty, possibly resulting in interruptions in our sales and development efforts and other adverse impacts on our business and operations which we can not currently assess.

You may have difficulties enforcing a U.S. judgment against us, our executive officers or our directors, asserting U.S. securities laws claims in Israel or serving process on our executive officers and directors and the Israeli experts named in this annual report.

The majority of our executive officers and directors, and the Israeli experts named in this prospectus are located in Israel, and a majority of our assets, and the assets of these persons, are located in Israel. Therefore, a judgment obtained against us or any of them in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        Our research and development efforts have been financed, in part, through grants from the OCS. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

        While, under OCS rules, we may sell final electronic products which are based on technology developed with OCS funding worldwide without violating OCS transfer restrictions, the technology itself may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The tax benefits available to us under Israeli law require us to meet several conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital, and may be terminated or reduced in the future, which would increase our taxes.

        We have not yet generated any taxable income and have therefore not taken advantage of tax exemptions and reductions resulting from the “Approved Enterprise” status of our facilities in Israel. To be eligible for these tax benefits, we must meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. Additionally, if we increase our activities outside of Israel, for example, through acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

Provisions of our articles of association, other corporate documents and Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively impact our share price.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Moreover, as noted above, the transfer of our technology (including by acquisition) is subject to certain restrictions and approvals of the OCS, which provided grants for the development of our technology. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with the majority of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period of time. Under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-competition undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that material harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

ITEM 4.	INFORMATION ON THE COMPANY

4A.	History and Development of the Company

        We were incorporated in the State of Israel in December 1993 as Telcatel Teletec Advanced Telecommunications Ltd., a wholly-owned subsidiary of Tadiran Ltd. We changed our name in 1994 to Scopus Imaging Ltd., and in 1995, Tadiran spun-off its activity in the field of digital video networking to us, and we were renamed Scopus D.V.C. Ltd. In 1996, we changed our name to Tadiran Scopus Ltd., in 2001 to Scopus Network Technologies Ltd. and in 2005 to Scopus Video Networks Ltd. We have a wholly-owned subsidiary, Scopus Video Networks Inc. a Delaware corporation located at 3 Independence Way, 1st floor Princeton NJ, 08540, which also serves as our agent for service of process in the U.S. We maintain regional sales offices in China, Germany, India, Japan and Russia.

        Our principal executive offices are located at 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel. Our telephone number is (972-3) 900-7777. Our website address is www.scopus.net. The information on our website does not constitute part of this annual report.

        We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S.

        Principal Capital Expenditures

        We had capital expenditures of $1.2 million in 2005, $0.8 million in 2004 and $0.4 million in 2003. We have financed our capital expenditures with cash generated from operations and financing activities.

        Our capital expenditures in 2005 consisted primarily of purchases of a laboratory equipments for R&D and test equipment for production. Our capital expenditures in 2004 and 2003 consisted primarily of purchases of laboratory equipments for R&D.

4B.	Business Overview

Overview

        We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We focus exclusively on digital video networking, which we believe allows us to offer products with compelling features and performance at competitive prices. We provide a comprehensive digital video networking product offering, which we believe is a key competitive differentiator for us. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our products are used by over 500 network operators in 50 countries.

Industry Background

Growth of the Worldwide Digital Video Market

        Digital video offers benefits over analog video in picture quality, bandwidth efficiency, interactivity, flexibility and integration with other content delivered over IP-based networks. Recognizing these benefits, network operators began transitioning to digital technology during the 1990s. Direct-to-home satellite operators, such as DirecTV, Echostar and Sky, launched national networks to deliver hundreds of channels of high-quality digital video programming. Largely in response to the threat posed by satellite operators, cable operators invested significant resources to upgrade their networks to support digital video and two-way, broadband services. More recently, many telecom service providers have either committed to, or initiated, projects to offer digital video services over an IP-based network, referred to as IPTV.

        The worldwide transition from analog to digital video is still at an early stage. According to Informa Telecoms & Media, a market research firm, the rate of digital television adoption in North America is expected to increase from 53% of television households in 2005, to 91% in 2010. On a worldwide basis, the rate of digital television adoption is expected to increase from 13% of television households at the end of 2005, to 32% by the end of 2010. We believe the worldwide transition to digital video is driven by the inherent performance and efficiency advantages of this technology, as well as the following key factors:

        Intense competition among network operators. Global deregulation of the telecommunications industry has resulted in increased competition among service providers and a rapidly-evolving industry landscape. Network operators are striving to deploy bundled voice, video and data services as a means to increase service revenue, improve subscriber retention and offer differentiated entertainment and pricing plans. While traditional voice and data services leave little room for differentiation and the prices of these services are decreasing steadily, video represents an important source of spending by consumers. Network operators are therefore striving to offer a broad selection of high-quality, digital video programming in order to distinguish themselves and build customer loyalty.

        Increasing consumer demand for digital content. In recent years, demand by consumers for digital content has grown, driven in large part by the growth of the Internet and the availability of affordable broadband access services. The clear shift towards digital entertainment formats is evidenced by the rapid consumer adoption of CDs, DVDs, MP3 players, digital video recorders and digital satellite radio. Digital formats provide consumers with a broader variety of high-quality content that can be accessed at home, at the office or while traveling, and viewed on a wide variety of devices. Network operators are seeking to capitalize on these consumer demand trends by rapidly expanding the amount of digital video programming offered.

        Benefits of personalized programming. To attract and retain subscribers, network operators are utilizing digital video technologies to deploy personalized content that is tailored for specific interests or communities. For example, video-on-demand and digital video recorders provide consumers with the ability to start a wide array of programs at the time of their choosing with full pause, rewind and fast-forward capabilities. According to Informa Telecoms & Media, the revenues generated by on-demand services are expected to increase from $5.2 billion at the end of 2005, to $11.6 billion at the end of 2010. Digital program insertion allows network operators to seamlessly blend local advertisements into live programming. Digital advertising insertion enhances advertising effectiveness and network operator revenues by delivering targeted advertising to specific regions, cities or even neighborhoods.

        Expanding channel lineups. Increased competition among service providers, coupled with greater consumer demand for a broad range of programming, has led to significant increases in the number of television channels offered. Direct-to-home satellite operators are expanding their already broad channel lineups with the introduction of local television channels in selected markets, as well as dedicated HDTV channels. The introduction of local channels has been a key contributor to the growth in satellite subscribers and demonstrates the appeal of localized content. In response, cable operators have greatly expanded their programming menus, including the introduction of on-demand, HDTV and other premium channels. Selected cable operators have also begun simultaneously offering analog channels over new digital networks through a process known as digital simulcast, further increasing channel counts. Digital video networks, which offer the advantages of sophisticated compression technologies, allow network operators to offer more channels over a fixed amount of network capacity.

        Growth in HDTV programming. Network operators have begun offering HDTV programming, which offers greater resolution than standard definition digital video. HDTV is typically delivered in a wide-screen format and may be accompanied by digital surround-sound. The superior quality of the HDTV viewing experience has led to a rapid expansion of HDTV programming offered by network operators and increased sales of HD-compatible television sets. According to Informa Telecoms & Media, the number of worldwide households subscribing to HDTV services is expected to increase from 9.8 million at the end of 2005, to 80.0 million by the end of 2010, representing a 52% compounded annual growth rate.

Transition to Video-over-IP

        While video has traditionally been delivered over discrete networks, network operators are beginning to migrate their video services onto IP-based networks. Video-over-IP, including IPTV, offers the following key advantages:

–     Elimination of discrete networks. Because IP technology has the flexibility to support multiple services over a single network, network operators can reduce the number of discrete networks built and maintained, offering long-term cost-savings (after factoring initial transition costs).

–     Bandwidth efficiency. An IP network allows for the transmission of only the channel or service currently selected by the consumer rather than simultaneously transmitting all available channels, saving network capacity.

–     Open platform. IP is a standards-based technology, which facilitates interoperability between network elements from different equipment providers.

–     New applications. The non-proprietary nature of IP networks allows the more rapid development and introduction of new services.

–     Cost-savings. IP-based networks are more cost-effective to deploy because they make use of widely-available, standards-based technologies.

Challenges for Network Operators

        Network operators face a unique set of challenges as they look to deploy digital video services and migrate to video-over-IP. As operators offer new services and seek to deliver personalized content, networks are becoming increasingly complex and capacity constrained. The initial capital costs and ongoing operating expenses associated with the deployment of new services are considerable. Rapidly evolving technologies and standards are leading to market confusion and increased deployment risk. The commercial-skipping features of many digital video recorders are threatening valuable sources of advertising revenues and are necessitating new methods of delivering targeted advertising. Therefore, while digital video represents a significant opportunity for network operators, the challenges involved in deploying successful and profitable digital video services are equally significant. Specific challenges for various market segments include:

        Cable. Cable operators have aggressively introduced a range of new services in recent years, including digital television, HDTV, high-speed data, telephony, video-on-demand and digital video recorders, which has resulted in network capacity constraints. Because of the expense associated with upgrading network capacity, cable operators are looking to optimize existing bandwidth by converting analog customers to digital through a process known as digital simulcast. Certain major cable operators have begun exploring video-over-IP as an alternative to traditional network designs.

        Telecom. Many telecom service providers are seeking to enter the video market with the introduction of IPTV services. Because they lack a preexisting video network, most telecom service providers must deploy new video equipment facilities, which creates a significant opportunity for digital video equipment suppliers. Certain telecom service providers have decided to utilize copper telephone lines to deliver video to end-users. This approach poses bandwidth constraints and requires the use of video compression products.

        Satellite. To create a more compelling alternative to digital cable, satellite operators are continuing to expand their programming lineups with the addition of local channels and HDTV programming. These efforts have resulted in a sharp increase in the number of channels offered and network bandwidth consumed. Because a satellite has a fixed amount of transmission capacity, and the process of launching new satellites is extremely costly and time-consuming, satellite operators employ advanced digital video compression technologies to maximize satellite bandwidth utilization.

        Broadcast. In the terrestrial broadcasting market, operators in many countries are now required by regulation to convert from analog to digital transmission in order to free broadcast spectrum. The conversion to digital transmission often provides the opportunity to deliver new services, such as HDTV and data transmission. Like cable and satellite operators, these broadcasters must convert analog signals to digital prior to transmission and must also effectively manage the available bandwidth to maximize their revenue.

The Scopus Solution

        We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and video management products. Our products are designed to allow our customers to increase service revenues, improve customer retention and minimize capital and operating expenses. Intelligent Video Networking, or IVN, is system architecture upon which our products are designed and defines a common set of principles for digital video networking.

        Our solution offers the following key benefits:

        Comprehensive product offering. We provide a comprehensive digital video networking offering, including intelligent video gateways, encoders, decoders and network management products. Our intelligent video gateway performs content aggregation and processing, while our encoders and decoders perform content compression, encryption, decoding and reception. We believe our ability to deliver all of these capabilities is a key competitive differentiator for us. Our video management system enhances our overall product offering and provides additional value to our customers.

        All-digital, IP-based processing. Our products process traffic completely within the digital domain, eliminating unnecessary analog-to-digital and digital-to-analog conversions, resulting in substantial performance and efficiency advantages. Because our products are compatible with both traditional broadcast networks and newer broadband, IP-based networks, we allow network operators to gradually evolve their networks to video-over-IP. We believe our all-digital, IP-based approach allows our customers to deliver new services, improve network efficiency, deliver a superior picture quality and reduce long-term costs by combining separate networks.

        Distributed architecture. Our products are designed to operate in a manner that supports a distributed architecture, whereby video is processed both at central facilities in a service provider network, and at smaller, local facilities positioned nearer to the subscriber. Distributing a portion of the processing power to the edge of the network delivers increased scalability and resiliency by eliminating bottlenecks and single points of failure which can plague centralized systems. Our distributed architecture is also intended to minimize network congestion and facilitate personalized programming and advertising.

        Density and scalability. We have designed our products to provide superior levels of density and scalability. Density refers to the ability to process a large amount of content from a compact product, while scalability is a measure of the ease at which a product or a network can increase its processing capacity. Our products generally utilize a compact, modular design that allows our customers to purchase our products at low initial costs and to preserve space and power. For example, our intelligent video gateway supports up to several hundred video channels in a unit measuring the approximate size of a pizza box. Our recently introduced UE-9000 encoder and IRD-2900 support four and two channels of video, respectively,  in a single product. Network operators can add our products incrementally to the network to accommodate increased capacity requirements, versus a larger-scale and more costly upgrade.

        Superior picture quality. Video subscribers require a high quality picture without service interruptions and are likely to switch service providers if their expectations are not met. Our products are designed to deliver a consistently superior picture quality through the application of our video processing, networking and management expertise. Ensuring a consistent quality-of-service allows network operators to increase customer satisfaction and retention, minimize technical support costs and deliver a more competitive service offering.

        Application flexibility. Our flexible products address multiple digital video applications and operate in satellite, cable, telecom and terrestrial broadcasting environments. For example, our products currently support digital television, HDTV, live event coverage and content distribution and are currently being enhanced to support personalized programming and targeted advertising. The flexibility of our products allows our customers deliver multiple applications from a single product and more easily expand the types of services offered to their subscribers.

Products

        We develop, market and support digital video networking products that enable network operators to offer advanced video services to their subscribers. Our products are typically installed in a network operator equipment or broadcast center. The principle elements of our product line include:

Intelligent video gateways. Our IVG-7000 intelligent video gateway is a high-capacity video processing platform. Video processing refers to a collection of steps involved in digital video delivery, including:

–     aggregating multiple digital video channels;

–     adjusting the transmission rate of the various channels;

–     selecting and dropping specific channels to create desired program combinations;

–     encrypting the signal; and

–     directing the content over the network using the most desirable path.

        Our intelligent video gateway performs these functions completely within the digital domain, avoiding the inefficiency of analog-to-digital and digital-to-analog conversions and the costs of additional equipment. High-capacity video processing provides network operators with greater control over their video services, including the ability to offer personalized programming and targeted advertising. Our flexible intelligent video gateway can support a variety of services and is upgradeable to support future applications. Our platform currently supports digital television, HDTV, IPTV and content distribution, among other applications. We are developing an enhanced version of the product to support personalized programming and targeted advertising, which we expect to be available for shipment in the second half of 2006. The compact, modular design of our intelligent video gateway allows our customers to purchase the system with a minimal upfront investment, and gradually increase network capacity by adding additional products. We offer versions of the product tailored for cable, satellite and telecom networks. We began shipping our intelligent video gateway in the fourth quarter of 2003.

        Encoders. Encoders convert analog video content into a digital format and compress and encrypt the traffic for transmission across a network. Our encoders are designed to allow network operators to securely deploy bandwidth-intensive video content, preserve network capacity and deliver a superior picture quality. We offer two families of encoders. Our E Series is a field-proven and cost-effective family of encoders supporting a single MPEG-2 video channel. We began shipping the E Series, our third generation of encoders, in 2000. We recently introduced the UE-9000, our fourth generation encoder. The UE-9000 is a dense encoder supporting up to four video channels and eight audio channels in a compact, pizza-box form-factor. We began shipping a version supporting MPEG-2 compression technology in the first quarter of 2006 and expect to begin shipping an MPEG-4 compatible version in the third quarter of 2006.

        Decoders. Decoders receive digital video signals and covert the content back to its original analog format. With over 50,000 units shipped to date, we believe our 2600/2800 Series is among the most widely deployed decoders outside of the U.S. We began shipping the 2600/2800 Series in 2000. We recently introduced the IRD-2900 Series, a high-density decoder which replaces the 2600/2800 Series. We began shipping versions of the IRD-2900 featuring single and dual decoders in the third quarter of 2005. We also recently introduced the UID-2900, a product designed to decode IP-based content, allowing cable operators to transition their analog networks to digital through a process known as digital simulcast, among other applications. We began shipping a version of the UID-2902 featuring dual decoders in the second quarter of 2005 and we have a version featuring 12 decoders available for shipment since the first quarter of 2006. Our decoders currently support MPEG-2.

        Management Products. We offer a range of products designed to enable our customers to more easily deploy and manage their video services. Our NMS-4000 network management system is designed to provide network operators with greater control over their video networks, thereby protecting the quality and availability of their critical services. Our CAS-5000 conditional access system enables small- and medium-sized network operators to control access to, and bill for, video services. Our products also interoperate with a variety of third-party, open conditional access systems. We began shipping our NMS-4000 and CAS-5000 products in 2001.

        Ancillary Products. We provide a range of ancillary products to assist our customers in the build-out and operation of their digital video networks. For example, our statistical multiplexers and remultiplexers combine and separate multiple digital video streams to simplify transmission and conserve network bandwidth. We also resell third-party modulators used to transport video streams over various networks and third-party HDTV encoders and decoders supporting MPEG-2.

Technology

        We have a key set of technology skills that we apply to the development of our products. Key areas of expertise include:

        Video encoding. Video encoding technology converts analog video signals into a digital format and compresses the content for more efficient transmission across a network. Video signals carry a large amount of redundant information that is largely imperceptible to the human eye. Using sophisticated algorithms, we strip redundant information from the video signal, resulting in significant bandwidth savings with minimal signal quality degradation. Our video encoding expertise encompasses both the prevailing MPEG-2 and emerging MPEG-4 standards.

        Audio encoding. Audio encoding technology converts analog audio signals into a digital format and compresses the content for more efficient transmission across a network. Our audio encoding expertise encompasses the MPEG-2 MUSICAM standard, as well as the Advanced Audio Compression, or AAC, encoding standard currently under development. We also posses expertise in Dolby Digital encoding techniques and have been certified by Dolby Laboratories as a qualified manufacturer.

        Video pre-processing. Our video pre-processing techniques condition video content prior to encoding in order improve picture quality and conserve bandwidth. Application of our pre-processing capabilities results in smoother, sharper pictures than would otherwise be possible without pre-processing.

        Splicing. Our splicing expertise allows network operators to add video content directly into an existing program. Splicing allows network operators to add local content to national new feeds, deliver targeted advertising and overlay logos and other messages onto a video stream. Unlike traditional analog techniques, we perform splicing completely within the digital domain. We also employ sophisticated techniques to splice content with different data transmission rates.

        Bit rate reduction. We utilize bit rate reduction to further compress already encoded content, resulting in additional bandwidth savings of up to 30%. Bit rate reduction can be applied to either a single program or multiple programs using our statistical re-multiplexing algorithm, either in constant bit rate mode for cable and IPTV applications, or in variable bit rate mode for satellite applications.

        Video-over-IP. Delivering high-quality video-over-IP requires dedicated mechanisms to overcome common deficiencies of IP networks, including jitter, latency and packet loss. We have developed sophisticated techniques to address these limitations to optimize video quality.

        Video and audio decoding. Decoding technology converts digital signals into an analog format, usually for re-transmission over analog cable or terrestrial networks. Decoding also involves the processing of related analog content embedded within a video or audio stream, such as closed caption and parental control information. Our decoding capabilities encompass MPEG-2 and MPEG-4 video and audio and Dolby Digital audio standards, among others.

        Statistical multiplexing. Our TriplePass statistical multiplexing technology performs simultaneous pre-processing, compression complexity estimation and statistical multiplexing to optimize channel bandwidth utilization. Using our TriplePass algorithm, we believe network operators can achieve bandwidth savings of up to 30%.

        Network management. Our network management technologies allows network operators to identify service failures in certain locations within a distributed network and can automatically redirect traffic to minimize customer service interruptions.

Sales and Marketing

        We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our direct and OEM channels generally target large accounts, while we rely on our network of approximately 100 third-party distributors to target small- and mid-size customers.

        We have made selective use of OEM partnerships to increase access to certain customers and geographies. Our conditional access neutral decoders 2600/2800 and UID-2912 decoders are currently resold by Scientific-Atlanta as models D9840/42 and UID-2912, respectively, and our decoders are currently resold by Harmonic. In addition, our decoders and intelligent video gateways are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEM partners have constituted a small portion of our revenues to date, we view this channel as a key growth opportunity and intend to expand our existing relationships and form new relationships. In particular, the OEM channel is a key element of our strategy to access larger cable and telecom service providers, particularly in the U.S.

        We organize our worldwide sales efforts into the following territories:

        Europe, the Middle East and Africa. Our sales efforts in this region are directed through regional sales offices in Germany and Russia and through our headquarters in Israel.

        Asia and the Pacific Rim. Our sales efforts in Asia and the Pacific Rim are centered in China, India, Japan, Korea and Taiwan. We maintain regional sales offices in China, India and Japan, although the majority of our sales in this region are made through local distributors.

        North and South America. Our sales efforts in the Americas are directed from our Princeton, New Jersey office, which also serves as our U.S. headquarters. We also maintain a regional sales presence in Mexico and Brazil.

        During 2005, these three regions accounted for 51%, 28% and 21% of our revenues, respectively. Sales outside of the U.S. accounted for 84.9% of our revenues in 2005. While the majority of our sales efforts to date have been focused on Europe and Asia, we view the U.S. as a key growth opportunity and expect to expand our sales and marketing efforts in this region.

        See “Item 5. Operating and Financial Review and Prospects – Revenues” below for information regarding the breakdown of our revenues by geographical region.

        We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research, the press and special events to gain wider market exposure. Our marketing organization also works closely with industry experts in various business development activities.

Customers

        Our products have been deployed by over 500 network operators in 50 countries, including satellite and cable operators, telecom service providers and terrestrial broadcasters. Our top ten customers accounted for 52.5%, 39.5% and 37.3% of our revenues for 2003, 2004 and 2005, respectively. Luzhou Broadcasting Bureau and Smart Network Solutions, a reseller servicing the Guangdong Microwave project, accounted for 7% and 6% of our revenues, respectively, for 2005. We generally do not have long-term, binding written agreements with our customers, and instead, ship products based upon either short-term projects or purchase orders received.

Service and Support

        We believe our technical support and professional services capabilities are an important element of our overall offering. Our global customer care network offers local support representatives in each of our key territories of operation. Prior to a sale, we offer our customers a range of professional services including assistance in product selection, network design consultation, system integration and project management. Post-sale, we offer our customers a choice of two support programs designed to maximize network up-time and minimize operating expenses. Our basic customer care program includes help-desk access during normal business hours, product repair services, software upgrades and product training. Our extended customer care program adds 24x7 help-desk access, expedited product replacement, dedicated support engineer assistance, diagnostics and remote troubleshooting, and configuration and software revision management.

Research and Development

        We devote a significant amount of our resources toward research and development to introduce and enhance products to support our growth strategies. Our research and development efforts have benefited from grants from the Israeli Ministry of Industry, Trade and Labor Office of the Chief Scientist, or OCS, including our participation in international programs meant to foster joint technology and business development opportunities between companies in Israel and those of other nations.

        Research and development expenses, net of participation by the OCS, as a percentage of revenues in 2003, 2004, and 2005 were 20.9%, 26.2% and 22.6%, respectively. Our current research and development efforts are focused heavily on video compression systems incorporating MPEG-2 and newer compression standards such as MPEG-4. We also devote considerable development resources to video-over-IP, splicing, dense decoding and network management. Over 80% of our research and development staff are accredited engineers and the remainder are professional technicians.

        Our success in designing, developing and manufacturing new or enhanced products will depend on a variety of factors, including the identification of products addressing market demand, timely design and development and effective manufacturing and assembly processes. Because of the complexity of our research and development efforts, we cannot ensure that we will successfully develop new products, or that our newly developed products will achieve market acceptance. Our failure to successfully develop and introduce new products could harm our business and operating results.

Manufacturing and Sources of Supply

        We currently rely on two contract manufacturers located in Israel to substantially manufacture our products and to perform partial assembly and product testing. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust manufacturing volumes to meet changes in demand and quickly deliver products. We are restricted by the OCS from manufacturing our products outside of Israel without OCS approval. We currently perform final product and system test at our Israel facility, although we plan to outsource these functions for large orders in the future. For additional details regarding the OCS program and associated restrictions on our business, refer to “Item 5. Operating and Financial Review and Prospects –Government Grants.”

        Most electronic components are imported from the United States, Europe and the Far East. Our production capacity is sufficient for our level of sales and permits us, in most cases, to ship products typically within 1-2 months of receipt of customer orders if requested by the customer.

        Most of the components required for our products are available from a number of sources throughout the world at competitive prices. Notwithstanding the foregoing, we depend on single sources of supply for certain essential components of our products, including video decoder chips, video encoder chips and network processors. We have no long-term supply agreements with any of these suppliers, and cannot assure you that we will be able to obtain such components on a timely basis or at acceptable prices, if at all. If we are unable to obtain our key components at acceptable prices and on a timely basis, we may not be able to meet the demand for our products, which would adversely affect our production capability, our reputation and results of operations.

        Our key suppliers routinely develop new components and discontinue the manufacturing of older components. While it is a common practice in our industry to provide at least six months notice before discontinuing production of components, our suppliers are not required to give us advance notice of such changes. When one of our suppliers introduces a new component, or ceases to manufacture older components, we must adapt our current line of products to the new component, which may take longer than the advance notice period, if any, received from the supplier.

        Some of our third-party suppliers are start-up companies, and are not financially stable. In the event that the supplier of a key component of our products ceases operations or otherwise ceases to do business with us, it would cause delays as we seek an alternate supplier, and we may not have access to the information necessary to enable another supplier to manufacture the component.

Seasonality

        We have not identified a clear seasonal pattern to our business.

Competition

        We compete in the market for digital video networking products, which we define to include video processing platforms, such as our intelligent video gateway, encoders, decoders and video management products. Our market is highly competitive, and we expect competition to increase as additional network operators, including telecom service providers, begin deploying video services, and the deployment of digital television, HDTV, personalized content and video-over-IP progresses. Our plans to increase our sales efforts in the U.S. and toward larger cable and telecom operators will likely expose us to additional competitive pressures.

        Our primary competitors in the intelligent video gateway market are Terayon Communications Systems and BigBand Networks. Scientific-Atlanta announced in the part a product to address this market and expected to begin commercial shipments in the fourth quarter of 2005 Our primary competitors in the market for encoders and decoders are Tandberg Television and Harmonic. From time-to-time, we compete with larger companies such as Scientific-Atlanta, Thomson and Motorola.

        We also face competition from the adoption of industry standards that our products do not support. For example, Microsoft is actively marketing a compression standard, referred to as VC-1, which our products do not currently support. To the extent our targeted customers adopt VC-1, or other standards that our products do not support, we would be limited in our ability to sell our products to those customers until we could enhance our products to support those standards, which may be a costly and time-consuming process.

        Our competitors are generally larger in size and have greater resources, well-established brands and customer relationships than we do. Our competitors may develop products that shorten the life cycle of our products or technologies or render them non-competitive or obsolete. In certain cases, we may choose to partner with a competitor or potential competitor, which may expose us to conflicts and other potential competitive risks.

        We compete principally on the basis of product features, performance, quality, completeness of the overall offering, initial price, total cost of ownership and customer service. We believe we compete favorably in these areas.

Intellectual Property

        Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by two issued patent in the U.S. (U.S. Patent 6,784,811, 6,961,377) and we have several additional patent applications pending in the U.S. We also have developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S. We also license technology from, and pay royalties to, Dolby Laboratories and MPEG under license agreements.

        The steps we have taken to protect our intellectual property rights may not be adequate. Third-parties may infringe upon or misappropriate our proprietary rights. In order to protect our intellectual property rights, we may need to take legal action against those who may infringe upon our rights. There is no guarantee that we will be successful in protecting our intellectual property in the future. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our products. If we fail to protect our proprietary rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenues.

Employees

        As of March 31, 2006, we had 260 full-time employees, consisting of 105 in research and development, 70 in sales, marketing, service and support, 62 in operations and 23 in general and administrative functions within the organization. We consider our relationships with our employees to be good.

Legal Proceedings

        We are currently a party to a legal dispute with one of our suppliers with respect to services allegedly provided by the supplier. In November 2004, the supplier filed a lawsuit against us and our CEO seeking approximately $147,000 plus additional amounts contingent upon our financial results in 2004 through 2006, to be paid in cash and a grant of options to purchase our ordinary shares (which the supplier has recently alleged equal $700,000 for 2003 and 2004, 20% of which the supplier claims is to be paid by a grant of an option to purchase our ordinary shares). We believe that the supplier’s calculations are incorrect and that the suit is without merit and intend to defend ourselves vigorously. In December 2004, we submitted a statement of defense and a cross action in the amount of $130,000.

        The Israeli Stamp Duty on Documents Law, 1961 (Stamp Duty Law), provides that most documents signed in Israel or related to Israeli assets are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. Until June 1, 2003, the stamp duty has generally been paid only if and when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In September 2004, we received a letter from the Israeli tax authorities demanding that we present all the documents that have been signed by us from June 1, 2003 and onward. On December 2005, the Stamp Duty Law was amended, so that documents signed on January 1, 2006 and onward are no longer subject to stamp duty. We believe that our consolidated financial statements as of December 31, 2004 and September 2005 included an adequate provision for this matter.

        From time to time, we may be subject to other various claims and legal actions arising in the ordinary course of business. We also intend to pursue legal remedies when necessary to defend our business and intellectual property.

Government Regulation

        We are subject to regulation by the United States Federal Communications Commission, or FCC, and other foreign governmental and qualification requirements by non-governmental agencies and our customers. Our products are sold worldwide. The regulatory requirements in various countries vary widely, and complying with such regulatory requirements can be an expensive and time-consuming process. In addition, different network operators and national non-governmental standards organizations in the U.S. and worldwide impose varying standards and qualification requirements. While our products have been approved in certain countries, we cannot assure you that we will be able to maintain these regulatory or industry qualifications, clearances or approvals in all the countries in which we operate, or that we will be able to obtain such qualifications, clearances or approvals in new foreign markets or for new products. We may incur significant costs in attempting to maintain or obtain qualifications, clearances or approvals. If we do not comply with the applicable regulatory requirements in each of the jurisdictions in which our products are sold, we may be subject to regulatory enforcement actions which could require us to, among other things, cease selling our products. Furthermore, if our products fail to meet the standards and qualification requirements imposed by network operators or non-governmental standards organizations, we may not be able to successfully market and sell our products. If any of these events were to occur, our business, financial condition and results of operations would suffer.

        The European Union has adopted the 2002/96/EC Directive on Waste Electrical and Electronic Equipment, or WEEE directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the 2002/95/EC Directive on Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Our products fall under the scope of both directives as electrical and electronic equipment. Certain of our key components use lead. Under WEEE, we will be responsible for financing operations for the collection, treatment, disposal and recycling of past and future products sold in the European Union. Implementation of these directives is carried out at the national level by each of the European Union Member States. Because the specific national requirements have not yet been finalized in all Member States, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

        Our research and development efforts have been financed, in part, through grants from the OCS. We, therefore, must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

        While, under OCS rules, we may sell final electronic products which are based on technology developed with OCS funding worldwide without violating OCS transfer restrictions, the technology itself may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

Conditions in Israel

        We are incorporated under the laws of the State of Israel and our principal executive offices and substantially all of our research and development facilities are located in Israel. Accordingly, we are affected directly by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel occur or if trade between Israel and its present trading partners is curtailed.

        Political Conditions

        Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In 1979, however, a peace treaty between Israel and Egypt was signed and in October 1994, Israel and Jordan signed a peace treaty. These treaties provide, among other things, for the commencement of full diplomatic relations between the two countries, including the exchange of ambassadors and consuls. In addition, the treaty with Jordan expresses the mutual desire of the parties for economic cooperation and calls for both parties to lift economic barriers and discrimination against the other and to act jointly towards the removal of any economic boycotts by third-parties. To date, there are no peace treaties between Israel and Syria or Lebanon.

        Since 1993, a series of agreements were signed by Israel and Palestinian authorities, outlining several interim Palestinian self-government arrangements. The implementation of these agreements with the Palestinian authorities has been subject to difficulties and delays and a resolution of all of the differences between the parties remains uncertain. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian authorities have occurred only intermittently.

        We cannot predict whether any other agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area’s problems will be achieved, the nature of any resolution of this kind, or whether the current civil unrest will continue and to what extent this unrest will have an adverse impact on Israel’s economic development, on our operations in the future and on our share price.

        Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on our business, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

        Military Service

        Generally, all male and a portion of female adult citizens and permanent residents of Israel under the age of approximately 48, unless exempt, are obligated to perform military service duty annually for a period of up to approximately 36 days. Additionally, all of these residents may be called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees located in Israel are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of the requirements on our workforce or business if conditions should change, and we cannot predict the effect any expansion or reduction of these obligations might have on us.

        Trade Agreements

        Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

        Israel and the U.S. entered into a Free Trade Agreement (FTA) in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union’s Sixth Research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the U.S.

        In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had these relations.

4C.	Organizational Structure

        Scopus Video Networks Ltd. is organized under the laws of the State of Israel and has a wholly-owned subsidiary, Scopus Video Networks Inc. a Delaware corporation.

4D.	Property, Plants and Equipment

        We lease approximately 46,500 square feet of office space in Rosh Ha’ayin, Israel under a lease that expires in May 2008 with an option to extend until May 2011. Our Israeli office serves as our worldwide headquarters, houses our primary research and development efforts and also functions as a regional sales office for Europe, the Middle East and Africa.

        Our U.S. headquarters and primary sales office for the Americas is located in Princeton, New Jersey in a 7,350 square foot facility with a lease that expires in November 2010, with an option for additional 5 year period.

        We maintain regional sales offices in China, Germany, India, Japan and Russia. We believe that our facilities are adequate for our currently anticipated needs, and we expect that additional facilities will be available on reasonable terms in other geographic locations to the extent we add new offices.

        The majority of our fixed assets, both in Israel, consist of machinery, R&D lab equipment and other advanced equipment used for the production, assembly and quality control of our products.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating results

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under “Risk Factors,” “Forward looking Statements” and elsewhere in this annual report. The forward looking statements contained in this annual report are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

Overview

        We develop, market and support digital video networking products including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs.

        We introduced the first generation of our encoders and decoders in 1995. The majority of our revenues to date have been derived from sales of encoders and decoders. In 2001, we began the development of our intelligent video gateway, an advanced video processing product. We have since directed a large portion of our research and development efforts towards developing and marketing this product. We began shipping our intelligent video gateway in the fourth quarter of 2003. Our operating expenses increased in 2004 as we continued development and marketing activities related to this product. During 2005, sales of our intelligent video gateway represented approximately 9.2% of our revenues. We expect the percentage contribution to our revenues from our intelligent video gateway to increase in future periods as we increase our sales and marketing efforts related to this product line.

        On December 16, 2005, we completed an initial public offering of 4,500,000 of our ordinary shares at a price to the public of $7 per share.

        We expect our sales and marketing expenses to increase as we attempt to increase our sales to large cable operators and telecom service providers, including those in the U.S. We lack experience selling to these customers and in this market and cannot be certain that our products will be accepted. We also expect our entrance into this market will expose us to new competitors. In some cases, our current OEM partners resell video processing products provided by our competitors, so it may be difficult for us to build an OEM channel for our intelligent video gateway. Sales of our intelligent video gateway are a critical component of our growth strategy, and if we are unsuccessful in our efforts to expand this portion of our business, our revenues may not grow, we may need to adjust our growth strategy and our financial condition could suffer.

        We devote a significant amount of our resources toward research and development to introduce and enhance products in support of our growth strategies. Research and development expenses, net of participation by the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor, or OCS, as a percentage of revenues in 2003, 2004, and 2005 were 20.9%, 26.2% and 22.6%, respectively.

        Our current research and development efforts are focused heavily on personalized programming, targeted advertising, HDTV and video compression incorporating MPEG-2 and newer compression standards such as MPEG-4. We also devote considerable development resources to video-over-IP, dense decoding and network management. Our success in designing, developing and manufacturing new or enhanced products will depend on a variety of factors, including the identification of products addressing market demand, timely design and development and effective manufacturing and assembly processes. Because of the complexity of our research and development efforts, we cannot ensure that we will successfully develop new products, or that our newly developed products will achieve market acceptance. Our failure to successfully develop and introduce new products could harm our business, operating results, and profits.

        We organize our worldwide sales efforts into three territories, including: Europe, the Middle East and Africa; Asia and the Pacific Rim; and North and South America. During 2005, these three regions accounted for 51.4%, 27.7% and 20.9% of our revenues, respectively. We market our products through a combination of third-party distribution, direct sales and partnerships with OEMs. Our Conditional Access neutral decoders 2600/2800 and UID2902 decoders are currently resold by Scientific-Atlanta as models D9840/42 and UID2902, respectively, and our decoders are currently resold by Harmonic. In addition, our decoders and intelligent video gateways are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEMs have constituted a small percentage of our revenues to date, we view this channel as a key growth opportunity. We have expanded our marketing resources to keep pace with increasing demand in our target non-U.S. markets which have historically accounted for the majority of our business. However, we view the U.S. as a large opportunity for us. Since the second half of 2004, our research and development efforts have included designing products containing features that are directed to the U.S. market. Consistent with this approach, we have expanded our U.S. sales and marketing staff. Increasing our sales in the U.S. and to major cable and telecom operators will require substantial technical, marketing and sales resources dedicated to these markets, which are characterized by lengthy sales cycles. We will need to engage distributors who will be able to market and support our products effectively in the U.S. cable and telecom markets. Large network operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. We therefore intend to expand our OEM partnerships, which exposes us to the risk of reduced gross margins. If we are unable to successfully increase our sales in the U.S. or to large cable and telecom operators, or expand our OEM partnerships, our revenues and results of operations could be adversely affected.

        We use the U.S. dollar as our functional currency. Our consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2005, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time of the transaction.

         Revenues

        We generate revenues principally through product sales and, to lesser extent, by providing associated services, including product maintenance, installation and customer training. Almost all of our revenues are derived from sales to cable, satellite and telecom service providers and terrestrial broadcasters. Demand for our products will depend on the magnitude and timing of capital spending by these customers to construct and upgrade their networks.

        We sell a significant portion of our products through third-party distributors. Our sales to individual customers vary significantly from year to year depending largely upon the timing of their decisions to deploy or upgrade their video networks, the timing of deregulation by governments in different countries and the success rate of our sales efforts. For example, in 2005 we experienced revenues from 2 new customers in China which represented 14% of our revenues in 2005, while in 2004 our revenues increased primarily due to a large project with Caribbean Broadcasting, which represented 11.2% of our revenues in 2004.

        We have historically focused our marketing efforts in regions outside the U.S. Sales to non-US customers in 2003, 2004 and 2005 represented 92.0%, 88.4% and 85.6% of our revenues, respectively. In order to increase sales in the U.S., we plan to develop products and features that are targeted toward this region and enhance our sales and marketing efforts in the U.S. In addition, we believe that sales in Asia will account for an increasing percentage of our revenues as we expand our sales and marketing activities in this region. According to In-Stat, a market research firm, the Asian market for digital headend and distribution equipment is expected to grow from $116 million in 2004 to $699 million in 2009, representing a 43% compound annual growth rate.

        In 2005, we opened an additional office in Japan and added three new Japanese customers.

        The following table provides information regarding the breakdown of our revenues by geographical region. The information is provided for 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
	In Thousands

Europe, the Middle East and Africa	$16,878	$16,510	$23,046

Asia and the Pacific Rim	10,823	9,345	12,385

North and South America	3,350	9,196	9,360

Total	$31,051	$35,051	$44,791

        Cost of revenues. Our cost of revenues consists primarily of component and material costs, salary and other personnel-related expenses for our operating staff, as well as related overhead costs, amounts paid to subcontractors and warranty costs related to our products. We also include royalties due to the OCS that are described in more detail later in this section in “-Government Grants.” We also pay royalties to Dolby Laboratories, European Telecommunications Standards Institute, or ETSI, and MPEG under license agreements.

        The following table provides information regarding the breakdown of our royalty expenses for 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
	In Thousands

OCS	$859	$1,099	$1,039
DOLBY	-	5	23
OTHERS	93	47	10

Total	$952	$1,151	$1,072

        Since our royalty obligations to the OCS are paid as a percentage of our revenues, we expect OCS royalty payments to continue to have a similar relative impact on our operating results in the future, unless we obtain additional grants or re-pay current OCS grants in full.

        Research and development expenses. Our research and development expenses are related to the design, development, engineering and testing of our products. These costs consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, materials used in research and amounts paid to subcontractors and consultants, as well as related overhead expenses. We expense our research and development expenses as they are incurred, net of amounts received or receivable from the Government of Israel through the OCS participation in certain research and development projects, referred to as OCS grants. Since the second half of 2004, as part of our initiative to increase our revenues in the U.S., we shifted resources towards developing product features targeted toward the U.S. market.

        Sales and marketing expenses. Our sales expenses consist primarily of salaries and commissions paid to internal sales personnel, travel and related costs and commissions paid to independent sales representatives. Our current and expected marketing expenses consist primarily of costs related to trade shows, demonstration products, marketing materials and the development of our website, as well as the use of subcontractors and related overhead expenses. Since 2004, we have invested resources toward industry trade shows and publications. In addition, we increased our sales and marketing efforts worldwide, opened additional offices and reorganized our professional services and sales department. We expect our sales and marketing expenses to increase in future periods as we hire additional sales and marketing personnel, primarily in the U.S.

        General and administrative expenses. Our general and administrative expenses consist primarily of salaries and other related costs for our executive, accounting and administrative personnel, insurance, legal and accounting expenses as well as related overhead expenses and other miscellaneous general corporate expenses. We recently entered into employment agreements with Mr. Mahlab, Dr. Simler, and Mr. Eisenberg, which include salaries, bonuses and stock option grants, and which increased the Company’s administrative expenses for 2005, by approximately 8.5%. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he be entitled to use any of his accrued vacation. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand. We also expect additional general and administrative expenses associated with us becoming a public company, including increased professional services fees, liability insurance for our directors and officers and costs associated with regulatory compliance and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new rules implemented by the Securities and Exchange Commission regulations and the Nasdaq Stock Market. We cannot estimate with certainty the annual expenses related to the foregoing, but based on industry standards, we expect approximately $600,000 of annual expenses associated with becoming a public company, including approximately $200,000 for compliance with the requirements of the Sarbanes-Oxley Act of 2002, which we expect to pay from our working capital.

        Stock-based compensation. As of December 31, 2005, we have incurred amortization of stock-based compensation of $158,000 all arising from June 2005 grants. Following the implementation of SFAS no. 123R commencing after January 2006, we expect this expense to be approximately $ 400,000 per quarter for the next 8 quarters. The amortization of stock-based compensation is allocated based on the division in which the recipient of each option grant is employed. Stock-based compensation results from the granting of share options to employees with exercise prices per share determined to be below the deemed fair market value per ordinary share on the date granted. The stock-based compensation when incurred will be amortized over the vesting period of the individual options.

        Taxes. As of 2006, Israeli companies are generally subject to a corporate income tax rate of 31%. The income tax rate for Israeli companies is scheduled to be gradually reduced to 25% by 2010. In 1996, we were granted “Approved Enterprise” status under the tax-exempt benefit track provided by the Israeli Law for the Encouragement of Capital Investments of 1959 for the production of digital-video compression and distribution systems. In 2000, after our first investment program ended, we received an approval certificate for an expansion of our “Approved Enterprise” status. The second-program’s investments were concluded in December 2003, and we submitted a final performance report for the first expansion program, which was approved in September 2005. In 2004, we received an approval certificate for a third expansion program of our “Approved Enterprise” status. This expansion program will end on July 18, 2006 with an option to be extended for another year. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for our first program which provides an exemption of four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for our first program which provides a remaining period of between two to six years) of the benefit period depending on the level of foreign investment. See “Israeli Taxation–Law for the Encouragement of Capital Investment, 1959.” The period during which we are entitled to receive these benefits is limited to seven or ten years, depending on the extent of non-Israeli ownership of our shares, from the first year that taxable revenues are generated, or within 12 years from the first year defined as the “operational year” pursuant to Israeli tax law or 14 years from the respective year our program received “Approved Enterprise” status. The availability of the Israeli tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we received, plus interest and penalties thereon.

        As of December 31, 2005, we had approximately $22 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of our operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses and disclosure of contingent assets or liabilities. On a periodic basis we evaluate our estimates, including those related to revenue recognition, warranty costs, allowance for doubtful accounts, fair value of share based compensation and inventory valuation. We base our estimates on historical circumstances. These estimates are subject to an inherent degree of uncertainty, and actual results could differ from those estimates. Our significant accounting policies are more fully described in Note 2 in the “Index to Consolidated Financial Statements.”

        The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies on our consolidated financial statements.

        Revenue recognition criteria.

    –     We recognize revenue from sales of products in accordance with SAB 101 as amended by SAB 104 upon delivery, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all material acceptance criteria have been met. In instances in which we enter into transactions that represent multiple-deliverable arrangements, with elements including products, maintenance, installation and training, we implement the guidance in EITF No. 21 in which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

    –       The delivered item has value to the customer on a stand-alone basis.

    –       There is objective and reliable evidence of the fair value of the undelivered item.

    –       If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in our control.

        If these criteria are not met, then revenue is deferred until such criteria are met or until the last undelivered element is delivered unless the undelivered element is considered inconsequential or perfunctory. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value However, in cases in which there is an objective and reliable evidence for the fair value of the undelivered items in the arrangements but no such evidence for the delivered items, we use the residual method to allocate the arrangement consideration.

        Our business includes the license of network management system software. Since this software component is considered incidental to the arrangement as a whole, we do not apply the accounting guidance prescribed in SOP 97-2 “Software Revenue Recognition.”

    –       Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is performed.

    –       Revenue from long-term contracts is recognized under the percentage-of-completion method on the basis of using actual working hours incurred relative to total expected working hours under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

    –       Revenues from operating lease agreements are recognized ratably over the lease period.

        Stock-based compensation.

        We follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, and authoritative interpretations thereof. Accordingly, we account for share options granted to employees and directors based on the intrinsic value, as estimated by our board of directors and management, of the options on the measurement date. Deferred compensation is amortized to compensation expense over the vesting period of the options on a straight-line method generally three or four years.

        We account for stock-based compensation for non-employees using the fair value method in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and EITF 96-18: “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

        At each option grant date during 2005, our board of directors and management determined the deemed fair value of our ordinary shares. During 2005, there has been no public market for our ordinary shares, therefore, those determinations are necessarily subjective. The board of directors has considered a number of factors, including:

    –       Our sale of series A preferred shares and series B preferred shares to third parties;

    –       The liquidation preference and other rights of the series A preferred shares and series B preferred shares; and

    –       Our operating and financial performance.

        We have reviewed the methodologies used in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid. Management and the board of directors took into consideration the market and income approaches to valuation as set forth in the practice aid. We believe that the valuation methodologies that we have used are consistent with the practice aid.

        Our management engaged an unrelated third party valuation specialist to conduct contemporaneous valuations of the fair value of our ordinary shares as of October 27, 2005 and July 10, 2005, and a retrospective valuation of the fair value of our ordinary shares as of December 31, 2004 in order to support our estimate of the fair value for financial reporting purposes of our ordinary shares for the twelve months preceding our initial public offering process, based on the subjective factors mentioned above, the various approaches to valuation set forth in the practice aid, the third-party valuation study and an assessment of market considerations, including the likelihood of an initial public offering, the uncertainties inherent in an initial public offering and discussions with the underwriters in this offering.

        Based on this analysis, our board of directors has concluded that the exercise price of the options granted up to March 31, 2005 is equal to the fair value assessment of our ordinary shares, the exercise price of the options granted during the quarter ended June 30, 2005, is below the fair value assessment of our ordinary shares and the exercise price of the options granted during the period beginning July 1, 2005 through December 31, 2005 is equal to the fair value. As disclosed in Note 11 to our consolidated financial statements, we recorded a deferred stock-based compensation in the amount of $1.2 million with regard to the grants made during the quarter ended June 30, 2005.

        The following table shows the Company’s stock option activity during 2005, including the weighted exercise price per share, the weighted fair market value of our ordinary shares for financial reporting purposes, and the differences between the two.

Stock Award Grant Dates	# of Options Granted	Weighted Average Exercise Price Per Share	Weighted Average Fair Market Value Per Share	Weighted Average Intrinsic Value Per Share

Quarter ended March 31, 2005	5,358	$2.80	$2.80	$0.00

Quarter ended June 30, 2005	816,693	$2.80	$4.31	$1.51

Quarter ended September 30, 2005(*)	185,386	$4.31	$4.31	$0.00

Quarter ended December 31,2005	301,577	$7.84	$7.84	$0.00

(*)	Does not include 3,572 options granted to a consultant with an exercise price of $8.40, which is above the fair market value of $4.31 at the date of the grant.

Allowance for doubtful accounts. The allowance for doubtful accounts is computed based on historical experience with regard to specific accounts, which, in our opinion, are doubtful for collection, and in part based on a certain percentage of trade accounts receivable, based on historical experience and management estimation.

Provision for warranty. The provision for warranty is computed on the basis of past experience as well as our estimates.

Inventories. Inventories are stated at the lower of cost or market value. We record costs for raw materials and finished products from third-parties on the basis of the moving average cost per unit. We determine the cost of work in progress, and finished products on the basis of standard cost, which approximates actual production cost. We assess the value of our inventory on a quarterly basis and determine whether we need to record an inventory write-down. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. The cost of finished products used for demonstration purposes is amortized over the period on which the products are under demonstration (generally, six months).

Results of Operations

        The following table sets forth our financial results, as a percentage of revenues, for 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005

Consolidated Statements of Operations Data:

Revenues	100%	100%	100%
Cost of revenues	53.1	45.9	50.4

Gross profit	46.9	54.1	49.6
Research and development expenses,
net of participation by OCS	20.9	26.2	22.6
Sales and marketing expenses	31.0	30.6	29.5
General and administrative expenses	6.7	6.1	6.8

Operating loss	(11.7)	(8.8)	(9.2)
Financing income, net	0.3	0.5	0.8
Other income (expense)	(0.0)	(0.0)	0.0

Loss before income taxes	(11.4)	(8.3)	(8.5)
Income tax expenses	(0.1)	(0.1)	(0.1)

Net loss	(11.5)%	(8.4)%	(8.6)%

Comparison of the Years Ended December 31, 2005 and 2004

        Revenues. Revenues increased by 27.8%, from $35.1 million for the year ended 2004 to $44.8 million for 2005. The following factors contributed to this increase:

–     Increased revenues in Europe, the Middle East and Africa, which increased from $16.5 million to $23.0 million, and revenues in the U.S., which increased from $4.1 million to $6.4 million, due to our increased marketing and sales efforts;

–     An increase of $3.0 million in revenues in Asia and the Pacific Rim, which mainly resulted from $6.0 million from two customers in China;

–     Increased productivity of our sales force, which resulted from our sales and marketing efforts to target specific customers and markets;

–     Increased sales of our intelligent video gateway product by 177%, which sales represented approximately 9.2% of our revenues;

–     Increased demand for our E-1720 encoder; and

–     Increased sales to Telco C&D.

        Gross profit. Gross profit increased by 17.0%, from $19.0 million for 2004 to $22.2 million for 2005. Gross profit as a percentage of revenues decreased from 54.1% for 2004 to 49.6% for 2005. This decrease was due primarily to the timing of the recognition of revenues for lower margin, ancillary, third-party products such as modulators, matrixes, hubs and routers, related to a specific contract with Luzhou Broadcasting Bureau, which represented 7.0% of our revenues in 2005.

        Research and development expenses. Research and development expenses increased by 6.5%, from $11.3 million for 2004 to $12.0 million for 2005. These amounts exclude OCS grants of $2.1 million and $1.9 million for 2004 and 2005, respectively. The increase in our research and development expenses primarily reflects our increased investment in the development of our intelligent video gateway.

        Sales and marketing expenses. Sales and marketing expenses increased by 22.7%, from $10.8 million for 2004 to $13.2 million for 2005. The increase was due to the expansion of our sales and marketing efforts, including the hiring of additional personnel and paying more commissions on increased revenues. In 2005, we added eight additional employees in sales and marketing worldwide.

        General and administrative expenses. General and administrative expenses increased by 42.0%, from $2.1 million for 2004 to $3.0 million for 2005. This increase was primarily the result of an increase in account receivable that we were not able to collect, and that had been recorded as doubtful accounts, the hiring of Dr. Yaron Simler as our President and director, and options granted during the quarter ended June 30, 2005 below the fair value assessment of our ordinary shares. We recorded amortization of deferred stock-based compensation in the amount of $158,000.

        Financing income. Financing income increased from income of $187,000 for 2004 to income of $346,000 for 2005. The increase in the financing income was primarily the result of the decrease of the value of the NIS against the U.S. dollar.

        Income tax expense. Income tax expense increased from $30,000 for 2004 to $55,000 for 2005. The income tax expense for 2005 resulted from taxable income from the operations of our U.S. subsidiary.

Comparison of the Years Ended December 31, 2004 and 2003

        Revenues. Revenues increased by 12.9%, from $31.1 million for 2003 to $35.1 million for 2004. This increase resulted primarily from:

–     Two large new projects in the Caribbean and Asia totaling $5.2 million; and

–     Increased productivity of our sales force, following the reorganization of our sales force in the second quarter of 2004.

        Gross profit. Gross profit increased by 30.2%, from $14.6 million for 2003 to $19.0 million for 2004. Gross profit as a percentage of revenues increased from 46.9% for 2003 to 54.1% for 2004. The increase is due primarily to sales of higher gross margin products such as encoders and multiplexers, a reduction in our component costs and increased labor productivity, as a result of new quality control testing stations and an improvement in our test procedures.

        Research and development expenses. Research and development expenses increased by 19.4%, from $9.4 million in 2003 to $11.3 million in 2004. These amounts exclude OCS grants of $2.9 million and $2.1 million in 2003 and 2004, respectively. The increase in research and development expenses was due primarily to the development of features for products that are aimed at the U.S. market, particularly our intelligent video gateway.

        Sales and marketing expenses. Sales and marketing expenses increased by 11.8%, from $9.6 million in 2003 to $10.8 million in 2004. The increase was due primarily to the expansion of our offices in Europe and an increase in our marketing activities worldwide, including our participation in industry trade shows and conferences.

        General and administrative expenses. General and administrative expenses remained approximately the same at $2.1 million in both 2003 and 2004.

        Financing income. Financing income increased from $99,000 in 2003 to $187,000 in 2004. The increase in financing income was primarily due to increased interest income earned on higher cash balances.

        Income tax expense. Income tax expense decreased from $56,000 in 2003 to $30,000 in 2004. The income tax expense for those periods were the result of taxable income from the operations of our U.S. subsidiary.

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly statements of operations and our financial results as a percentage of revenues for each of the ten quarters ended December 31, 2005. You should read these tables in conjunction with our financial statements and accompanying notes included in this annual report. We have prepared this unaudited information on the same basis as our audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	Quarter Ended,
	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005
	(in thousands)

Consolidated Statements of
Operations Data:

Revenues	$8,505	$7,034	$8,413	$6,912	$8,607	$11,119	$10,172	$11,080	$11,607	$11,932

Cost of revenues	4,816	3,296	4,203	3,206	3,942	4,735	6,295	5,511	5,303	5,484

Gross profit	3,689	3,738	4,210	3,706	4,665	6,384	3,877	5,569	6,304	6,448

Research and development
expenses, net of
participation by OCS	1,586	2,269	2,040	2,069	2,325	2,749	2,868	2,544	2,203	2,509

Sales and marketing expenses	2,270	2,899	2,457	2,878	2,759	2,657	2,983	3,887	3,098	3,223

General and administrative
expenses	561	530	526	586	504	512	898	756	866	506

Operating income (loss)	(728)	(1,960)	(813)	(1,827)	(923)	466	(2,872)	(1,618)	137	212

Financing income (expense), net	(2)	(50)	85	(37)	(58)	195	18	196	58	74

Other income (expense)	-	1	(1)	-	-	2	-	-	-	-

Income (loss) before income tax	(730)	(2,009)	(729)	(1,864)	(981)	663	(2,854)	(1,422)	195	286

Income tax benefit (expense)	(27)	28	(8)	8	(26)	(4)	(10)	(13)	(13)	(19)

Net income (loss)	$(757)	$(1,981)	$(737)	$(1,856)	$(1,007)	$659	$(2,864)	$(1,435)	182	$267

	Quarter Ended,
	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005

Consolidated Statements of
Operations Data:

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenues	56.6	46.9	50.0	46.4	45.8	42.6	61.9	49.7	45.7	46.0

Gross profit	43.4	53.1	50.0	53.6	54.2	57.4	38.1	50.3	54.3	54.0

Research and development
expenses, net of
participation by OCS	18.6	32.3	24.2	29.9	27.0	24.7	28.2	23.0	19.0	21.0

Sales and marketing expenses	26.8	41.2	29.2	41.6	32.0	23.9	29.3	35.1	26.6	27.0
General and administrative
expenses	6.6	7.4	6.3	8.5	5.9	4.6	8.8	6.8	7.5	4.2

Operating income (loss)	(8.6)	(27.8)	(9.7)	(26.4)	(10.7)	4.2	(28.2)	(14.6)	1.2	1.8

Financing income (expense),
net	(0.0)	(0.7)	1.0	(0.6)	(0.7)	1.7	0.2	1.8	0.5	0.6

Other income (expense)	-	-	(0.0)	-	-	(0.0)	-	-	-	-

Income (loss) before income
tax	(8.6)	(28.5)	(8.7)	(27.0)	(11.4)	5.9	(28.0)	(12.9)	1.7	2.4

Income tax benefit (expense)	(0.3)	0.4	(0.1)	0.1	(0.3)	(0.0)	(0.1)	(0.1)	(0.1)	(0.2)

Net income (loss)	(8.9)%	(28.1)%	(8.8)%	(26.9)%	(11.7)%	5.9%	(28.1)%	(13.0)%	1.6%	2.2%

        Our quarterly results are influenced mainly by the intermittent timing of our product sales and the gross margin of the products sold in any given quarter. Our quarterly results have, in the past, been subject to seasonality, with the fourth quarter revenue typically being the strongest due to customer spending patterns and the first quarter earnings being the weakest due to the timing of our receipt of grants from the OCS.

Government Grants

        Our research and development efforts have been financed, in part, through OCS grants. As of December 31, 2005 we have been awarded grants totaling $14.6 million from the OCS since our inception, of which we have received $14.1 million. We are required to repay these grants to the OCS through payments of royalties amounting to 3.5% of revenues until the entire amount is repaid, plus interest. As of December 31, 2005 total royalties paid were $6.2 million. We record these costs in our cost of revenues. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

        The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions, as described below. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing and the restrictions continue to apply even after we have paid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

        The transfer of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than 10% of a product developed with OCS funding is subject to approval by an OCS committee and to the following conditions:

–     Transfer of Technology. If thecommittee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration we receive for such technology. The amount payable would be a portion of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, (but in no event less than the amount of the grant plus interest), adjusted for royalty payments to the OCS and the amount of time that has passed since receipt of the grant. However, in the event that in consideration for our transfer of technology out of Israel we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return on the technology.

–     Transfer of Manufacturing Rights. The committeeis authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture, and an accelerated rate of annual return, or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology, as determined by the OCS.

–     Merger or Acquisition. If thecommittee approves a merger or similar transaction in which the surviving entity is not an Israeli company, such a transaction would be subject to the payment to the OCS of a portion of the consideration paid. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to the total investment in the company, net of financial assets that the company has at the time of the transaction, but in no event less than the amount of the grant plus interest, adjusted for royalty payments to the OCS and the amount of time that has passed since receipt of the grant.

        In the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. The OCS requires that it be notified of any transfer of 25% or more of our shares.

Recently Issued Accounting Pronouncements

SFAS No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4

        In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. We assess the impact of the adoption of this Standard, and currently we estimate that its adoption is not expected to have a material effect on our financial position and results of operations.

SFAS No. 123 (revised 2004) “Share Based Payments”

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

        SFAS 123(R) establishes accounting standards for the transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

        SFAS 123(R) eliminates the alternative to use APB 25‘s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

        The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

        The provisions of SFAS 123(R) apply to all awards to be granted by companies after December 31, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, companies will be required to elect between using either the “modified prospective method” or the “modified retrospective method”.

        Under the modified prospective method, companies are required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, companies are required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

        The effect of the adoption of this standard on our financial position and results of operations depends on the extent of new allotments of share-based awards and modifications of the share-based awards in future periods.

        We assess the impact of the adoption of this standard under the existing stock-based compensation plans. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123.

SFAS No. 153 “Exchange of Non-Monetary Assets”

        In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The impact of the adoption of SFAS 153 did not have a material effect on the Company’s financial position and results of operation.

SFAS No. 154 “Accounting Changes and Error Corrections”

        This Statement, published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

        Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods.

        This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

        This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimates effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

        The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect our financial position or results of operations.

5B.	Liquidity and capital resources

        Since beginning operations in 1995 through December 31, 2005, we have financed our operations with:

–     $47.5 million in cash generated through private sales of our ordinary shares, preferred shares and convertible notes. All of our outstanding convertible notes and preferred shares have been converted into ordinary shares; and

–     On December 16, 2005, we completed an initial public offering of 4,500,000 of our ordinary shares at a price to the public of $7.00 per share. The initial public offering generated $29.295 million, net of underwriter’s commission (before deduction of other offering costs).

–     OCS grants of $14.1 million. These grants are described in more detail in “ – Government Grants.”

        As of December 31, 2005, we had $33.6 million in cash and cash equivalents and $41.7 million of working capital.

        Our capital requirements are dependent on our ability to generate positive operating cash flow, which is primarily impacted by the market acceptance and pricing of our products and our level of expenses associated with research and development and sales and marketing activities. We intend to increase our capital expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

        We believe that our cash reserves and cash from operations, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, and research and development activity of new technologies for at least the next 24 months. However, if, in the future, cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses, capital or liquidity requirements change or are inaccurate, we may need to raise additional funds. We may also need to raise additional funds to finance expansion plans, develop or acquire new products or technologies, enhance our existing products or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and execute our business plan

	Year Ended December 31,
	2003	2004	2005
	(in thousands)

Statements of Cash Flows Data:
Net cash used in operating activities	$(3,204)	$(4,590)	$(6,245)

Net cash provided by (used in) investing activities	(409)	(885)	(1,158)
Net cash provided by (used in) financing activities	7,491	7,435	28,442

Net increase (decrease) in cash and cash equivalents	3,878	1,960	21,039
Cash and cash equivalents - Beginning of period	6,767	10,645	12,605

Cash and cash equivalents - End of period	$10,645	$12,605	$33,644

Comparison of the Years Ended December 31, 2005 and 2004

        Operating activities. Net cash used in operating activities increased from $4.6 million for 2004 to $ 6.2 million for 2005. The increase of $1.7 million resulted primarily from an increase of $1.7 million in our trade account receivable due to an increase in revenues of $9.7 million and an increase of $1.8 million in inventory due to our decision to increase inventories in response to increased customer demand and orders. The increase was offset by an increase of $ 0.6 million in our trade account payable and an increase of $2.1 million in our payable and other current liabilities.

        Investment activities. Net cash used in investing activities for the year 2004 was $885,000, compared to $1,158,000 for year 2005. Our investing activities in each of those periods consisted primarily of the purchase of fixed assets, such as laboratory equipment for R&D, testing equipment for production and to add additional quality control testing stations to improve our labor productivity.

        Financing activities. Net cash provided by financing activities increased from $7.4 million for the year 2004 to $28.4 million for the year 2005. Net cash provided by financing activities for 2005 resulted primarily from our initial public offering, which generate proceeds of $29.5 million net of underwriter’s commission.

Comparison of the Years Ended December 31, 2004 and 2003

        Operating activities. Net cash used in operating activities increased from $3.2 million for 2003 to $4.6 million for 2004. The increase in net cash used in operating activities in 2004 compared to 2003 resulted primarily from an increase of $1.9 million in our trade accounts receivable due to an increase of $4.0 million in revenues, a decrease of $1.0 million in our payables and other current liabilities and an increase of $1.3 million in our inventory, primarily due to the purchase of end-of-life components required by us to meet our anticipated revenues. The increase was offset by a decrease of $642,000 in our net loss, a decrease of $1.2 million in our receivables and other current assets, particularly OCS grants received and other current assets, and an increase in trade accounts payable.

        Investment activities. Net cash used in investing activities increased from $409,000 for 2003 to $885,000 for 2004. The increase was primarily due to our increased research and development activity, which required purchase of additional laboratory equipment and computers.

        Financing activities. Net cash provided by financing activities decreased from $7.5 million for 2003 to $7.4 million for 2004. Net cash provided by financing activities in 2003 resulted from the first installment of the proceeds received in connection with the sale and issuance of series B preferred shares in the amount of $7.8 million. Net cash provided by financing activities in 2004 resulted primarily from the second installment of the proceeds received in connection with the sale and issuance of series B preferred shares in the amount of $7.8 million.

5C.	Research and Development, Patents and Licenses

        We place considerable emphasis on research and development projects designed to upgrade our existing product lines and to develop new applications of our technologies. As of December 31, 2005, 108 employees were engaged primarily in research and development.

        The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)

Internally-funded research and development
Expenditures	$9,426	$11,259	$11,989
OCS	(2,934)	(2,075)	(1,865)

Total outlay for research and development	$6,492	$9,184	$10,124

5D.	Trend Information

        The competition among Satellite, Telco, Cable and Terrestrial network operators is being intensify and therefore we are facing global momentum in potential new revenue generators for those operators such as High Definition TV, IPTV as well as localization and personalization services.

        High definition TV utilizing H.264 coding started to roll out in the Satellite Direct To Home market. The HD H.264 coding enables satellite operators to offer more HD channels over the same infrastructure in order to be in more competitive position versus the Cable and Telco operators.

        As a counter offering Cable TV operators are in a process to offer more localized and on demand services such as target advertising that eventually will turn into personalization.

        Similar trend affect IPTV services where personalization is an inherent characteristics of the service offering.

        These market trends may affect our products and solution offering.

5E.	Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

5F.	Tabular Disclosure of Contractual Obligations

        The following table of our material commitments and contingent liabilities as of December 31, 2005, excluding royalty payments commitments, such as the amount due to the OCS, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Minimum Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Operating leases (1)	$2,564	$985	$1,388	$191	$-

(1)	Consists of operating leases for our facilities and motor vehicles.

        As of December 31, 2005, the total amount of OCS grants received, net of royalties paid or accrued, was $8,383,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of March 31, 2006:

Name	Age	Position

Yoel Gat	53	Chairman of the Board of Directors
David Mahlab	48	Chief Executive Officer and Director
Yaron Simler	46	President and Director
Moshe Eisenberg	39	Chief Financial Officer
Ovadia Cohen	49	Vice President, Marketing
Shlomo Arbiv	48	Vice President, Finance
Eitan Koter	31	Vice President, Sales
Itzik Ben Bassat	37	Vice President, Research and Development
Ronit Kalujny	51	Vice President, Operations
Boaz Felsenstein	56	Vice President, Human Resources
Jackie Goren (Rozenblum)	39	Director
Michael Anghel	66	Director(1)
Louis Silver	52	Director(1)
Izhak Tamir	52	Director

(1)	Serves as an external director.

        Yoel Gat has served as the Chairman of our board of directors since August 2003. From 1995 to 2003, Mr. Gat served as the Chief Executive Officer and Chairman of the Board of Directors of Gilat Satellite Networks Ltd. and from 1987 to 1995, Mr. Gat served as the Chief Executive Officer of Gilat Satellite Networks Ltd. Mr. Gat is the Chairman of the Board of Directors of Raysat, Inc. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel’s most prestigious research and development award. Mr. Gat holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology, and M.Sc. in Business Management and Information Systems from Tel Aviv University.

        David Mahlab is our co-founder and has served as our Chief Executive Officer and Director since 1995. He previously served as our President until August 2005. From 1992 to 1995, Mr. Mahlab severed as the manager of Tadiran Communication’s RPV Data Links business unit in Israel. From 1988 to 1992, Mr. Mahlab served as the project manager of Tadiran Communication’s Airborne Search and Rescue System. Mr. Mahlab holds a B.Sc. (Summa Cum Laude) and M.Sc. (Summa Cum Laude) in Electrical Engineering from the Technion – Israel Institute of Technology and holds an MBA and LLB from Tel Aviv University.

        Yaron Simler has served as our President and Director since August 2005. From 2000 to 2005, Dr. Simler served as President of the Convergent Systems Division (CSD) of Harmonic, Inc. Previously, from 2000 to 2001, Dr. Simler served  as Vice President of Marketing for CSD. Dr. Simler received a B.Sc. in Electrical Engineering from Tel Aviv University and a Ph.D. in Electrical Engineering from the University of California, Berkeley.

        Moshe Eisenberg has served as our Chief Financial Officer since October 2005. Before joining us, he served as Chief Financial Officer of Unipier Mobile Ltd. From 2000 to 2005, he served as Vice President, Finance and Chief Financial Officer of Spacenet Inc., a wholly owned U.S. subsidiary of Gilat Satellite Networks Ltd. From 1999 to 2000, he served as the Controller of Spacenet Inc. From 1995 to 1999, Mr. Eisenberg served as Director of Finance of Gilat Satellite Network Ltd. Mr. Eisenberg holds an MBA in Finance from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

        Ovadia Cohen is our co-founder and has served as our Vice President, Marketing since 1995. From 1984 to 1995, Mr. Cohen held different positions at Tadiran Communication, where he worked as a systems engineer in communications systems and signal processing, and served as marketing manager of the Data Links Department. Mr. Cohen holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of Business Administration from the Hebrew University, Israel.

        Shlomo Arbiv has served as our Vice President, Finance since 1998. Between 1996 and 1998, Mr. Arbiv served as a Treasurer at Tadiran Ltd. Between 1995 and 1997, Mr. Arbiv worked as a VP Finance and Control of Tadiran Operations. Between 1990 and 1995, Mr. Arbiv worked as a Manager of Finance and Derivatives for Tadiran Ltd. He managed derivative hedge positions and was a team member for several Initial Public Offerings in the U.S. (Tadiran Ltd) and Israel (Tekem Ltd & Contahal Ltd). Mr. Arbiv holds an MBA in Finance and Accounting, a Masters in Information Systems and a B.A. in Economics & Political Science from Tel Aviv University.

        Eitan Koter has served as our Vice President, Sales since 2004. From 2001 to 2003, Mr. Koter served as a Sales Manager for Asia and the Pacific Rim and, from 2003 to 2004, as our Director of Sales for Europe, the Middle East and Africa. From 1999 to 2001, Mr. Koter served as Sales Manager of the Next Generation Telephony and DCME division of Veraz Networks, formerly ECI Telecom. From 1995 to 1999, Mr. Koter served as the Marketing and Sales Director at CoreQuest, a start-up ASIC company specializing in transmission and reception components for the cable TV industry. Mr. Koter holds a B.A. in Business Administration from New England College, New Hampshire and a degree in Engineering from the Management College, Israel.

        Itzik Ben Bassat has served as our Vice President, Research and Development since 2002, and as our Chief Technology Officer from 2006. Mr. Ben Bassat oversees the design and development of our products. From 1992 to 2002, Mr. Ben Bassat served as Senior Director of the Satellite IP Product Line at Gilat Satellite Networks Ltd. Mr. Ben Bassat holds a B.Sc. in Electrical Engineering (cum laude) from the Technion – Israel Institute of Technology.

        Ronit Kalujny has been our Vice President, Operations since December 2002. From 1999 to 2002, she served as a Director of Purchasing at Gilat Satellite Networks Ltd. From 1990 to 1998, Ms. Kalujny was responsible for purchasing and management information systems at Alliance Tire. From 1982 to 1987, Ms. Kalujny served as the head of the Economic Department at Carmel Carpets. Ms. Kalujny, an adjunct lecturer at the Technion – Israel Institute of Technology on the subject of Operations Research, holds a B.Sc. in Industrial Engineering, Chemistry and Education from Ben-Gurion University.

        Boaz Felsenstein has served as our Vice President, Human Resources since 2001. From 1997 to 2001, Mr. Felsenstein served as Vice President of Human Resources at Orckit Communications Ltd. From 1985 to 1996, Mr. Felsenstein served as Vice President of Human Resources at Tadiran Communication. Mr. Felsenstein holds a B.A. in Social Work and a M.A. in Labor Studies from Tel Aviv University.

        Jackie Goren (Rozenblum) has served as our Director since January 2003. Ms. Goren has served as Vice President, Corporate Development of Koor Industries Ltd. since January 2005, and as Managing Director of Koor Corporate Venture Capital (Koor CVC), Koor Industries’ venture capital arm, since June 2003. Prior to managing Koor CVC, from 2000, Ms. Goren was a Partner with and Legal Counsel of Koor CVC. From 1998 to 2000, Ms. Goren was in charge of the legal aspects of Koor Industries’ mergers, acquisitions and divestitures. Ms. Goren serves on the board of directors of Telrad Networks Ltd., Symbionix U.S.A Corp. and NSC Natural Speech Communication Ltd. Ms. Goren holds an Executive MBA from Kellogg-Recanati School in Tel Aviv University, an LLB from Tel Aviv University and a B.A. in Medical Science from the Hebrew University, Israel.

        Michael Anghel has served as our Director since December 2005. Mr. Anghel served as President of the investment banking arm of the Israel Discount Bank from 2004 to June 2005. Dr. Anghel serves as director on the board of Orbotech Ltd., Powerdsine Ltd., and Syneron Medical Ltd. Previously Dr. Anghel served on the board of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., as well as other financial institutions and operating companies, including Cellcom Israel Ltd., a major Israeli cellular operator, and Tevel–Israel International Communications Ltd, a major Israeli TV cable operator, both of which he was involved in founding. In 2000, Dr. Anghel founded CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel-Aviv University and founded their Executive Program. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University.

        Louis Silver has served as our Director since December 2005. Mr. Silver is a Principal of RP Capital Group (RPC) and has served as an advisor to RPC since April 2005. He has also provided services as a private banking consultant since January 2005. From August 2002 until April 2005, Mr. Silver acted as a legal and business development advisor to companies and individuals. From September 1996 until June 2002, Mr. Silver served as an advisor and counsel to Discount Bank & Trust Company. Since November 1999, Mr. Silver has served as a member of the board of directors of DSP Group, Inc. and since April 2002 he has served as a member of the board of directors of CEVA, Inc. Mr. Silver holds an A.B. from Harvard College, a LLB from Tel Aviv University School of Law and a LLM from New York University School of Law.

        Izhak Tamir has served as our Director since December 2005. Mr. Tamir has been President and a Director of Orckit Communications Ltd. since its founding in 1990 and a Director of Gilat Satellite Networks since 2005. Mr. Tamir also serves as Chairman and CEO of Tikro. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion (Cum Laude) and an M.B.A. from Tel Aviv University.

6B.	Compensation

        Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors who are not officers for their services as directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we paid to our directors and executive officers as a group for 2005 (11 persons) was $1.6 million. This amount includes $214,000 that was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        We recently entered into employment agreements with Mr. Mahlab, Dr. Simler, and Mr. Eisenberg, which include salaries, bonuses and stock option grants. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he is entitled to use any of his accrued vacation.

        During 2005 two of our non-employee directors were entitled to receive aggregate fees of $36,000 per quarter, plus reimbursement of related expenses. Directors who are also our employees do not receive any additional compensation for serving on the board of directors or attending board meetings.

        As of March 31, 2006, there were outstanding options to purchase 2,187,029 ordinary shares granted to our directors and officers (10 persons).

6C.	Board Practices

Board of Directors and Executive Officers

        The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, requires issuers to comply with various corporate governance practices.  Our Board of Directors consists of seven directors, four of whom are independent, and our audit committee consists of three directors, all of whom are be independent. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

        Other than the external directors, who are subject to special election requirements under Israeli law, our directors will be elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2007, the term of the first class, consisting of Izhak Tamir, will expire, and the director elected at that meeting will be elected for a three-year term. At our annual general meeting to be held in 2008, the term of the second class, consisting of Yaron Simler and Yoel Gat, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2009, the term of the third class, consisting of Jackie Goren and David Mahlab, will expire and the directors elected at that meeting will be elected for three-year terms. After these initial terms, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected. Any director elected following the removal or resignation of one of the directors, shall serve until the third annual meeting of the shareholders following the meeting in which he was elected.

        The number of directors that we have under the articles of association is seven. Any increase in directors above this number requires an amendment of our articles of association and an approval by a supermajority vote of seventy-five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions. A general meeting may remove a director, during the term only by a supermajority vote of seventy five percent (75%) or more of the votes cast by those shareholders present and voting, not taking into consideration abstentions (except for external directors, who may be removed pursuant to the Companies Law).

        Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.

        Pursuant to a transition plan approved by our board of directors, on January 1, 2007, Mr. Gat will step down of his position as the chairman of our board of directors, and will be replaced by Mr. David Mahlab, who will be appointed as the active chairman. Yoel Gat will continue to serve as a consultant and as a director in the board of directors and will be appointed to another position such as a vice chairman of our board of directors. On January 1, 2007 Dr. Simler will replace Mr. David Mahlab as our chief executive officer, and become president and chief executive officer. After the transition, the respective compensation package paid to each of Dr. Simler, Mr. Mahlab and Mr. Gat will remain unchanged.

External Directors

        We are subject to the Israeli Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to appoint at least two external directors to serve on its board of directors. At least one of the external directors is required to have “financial and accounting expertise” and the other external director or directors are required to have “professional expertise.”

        A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes:

–     an employment relationship;

–     a business or professional relationship maintained on a regular basis;

–     control; and

–     service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

        An “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6A. – Directors and Senior Management” is an office holder.

        A person may not serve as an external director if that person’s position or other business activities create, or may create a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time, a director of the other company is acting as an external director of the first company. Until the lapse of two years from the termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either director or indirectly, including through a corporation controlled by that person. Louis Silver and Michael Anghel appointment as external directors shall be ratified at our next annual meeting.

        External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

–     the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

–     the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of our company.

        The Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

        External directors may be compensated only in accordance with regulations adopted under the Companies Law. Compensation of an external director must be determined prior to the person’s consent to serve as an external director. Compensation of all directors requires the approval of our audit committee, board of directors and shareholders, in that order.

Committees of the Board of Directors

        Our board of directors has established an audit committee and a compensation committee.

Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of the controlling shareholder’s respective relatives. In addition, under the listing requirements of the Nasdaq National Market, we also are required to maintain an audit committee consisting of at least three directors, all of whom must be independent under the Nasdaq National Market listing requirements.

        Pursuant to the Israeli Companies Law at least one external director is required to have “accounting and financial expertise” and the other is required to have “professional expertise” or “accounting and financial expertise”. A director has “professional expertise” if he or she satisfies one of the following:

(i)	The director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii)	The director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii)	The director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

        A director with “accounting and financial expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

(i)	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

(ii)	the functions of the external auditor and the obligations imposed on such auditor; and

(iii)	preparation of financial reports and their approval in accordance with the companies law and the securities law.

        The above qualifications do not apply to external directors appointed prior to January 19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise”; or (ii) he or she has “professional expertise”, and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

        Izhak Tamir, Michael Anghel, and Louis Silver serve as members of our audit committee.

        The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

        Compensation Committee. Our compensation committee will consist of Izhak Tamir, Michael Anghel, and Jackie Goren (Rozenblum). The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees. Prior to sale of the shares offered hereby we intend to add one external director to our compensation committee, as required by Israeli law, and to reconstitute our compensation committee in order to satisfy the Nasdaq National Market Listing requirements.

        No Nomination Committee. We currently do not have a nomination committee in place, and the actions ordinarily taken by such committee are resolved by the majority of our independent directors, in accordance with the Nasdaq National Market Listing requirements.

Internal Auditor

        Under the Companies Law, the board of directors also must appoint an internal auditor nominated following the recommendation of the audit committee. The prime role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The Companies Law defines an “interested party” as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is Doron Cohen, CPA (Isr.), CIA (USA).

6D. Employees

        The following table sets forth the number of full-time employees employed by us on December 31 of the years 2005, 2004, and 2003

December 31,	Scopus Video Networks Ltd.	Scopus Video Networks Inc.

2005	250	14
2004	217	12
2003	181	13

        As of December 31, 2005, of our full-time employees, 64 were employed in production, 106 in research and development, 71 in marketing and sales, and 23 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike or work stoppage.

        Israeli law, as well as orders of the Israeli Ministry of Labor and Welfare, contain provisions regarding conditions of employment, including, among other things, the length of the work day, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation. We generally provide our employees with benefits and working conditions above the required minimum.

        Israeli law generally requires severance pay, which may be funded by Manager’s Insurance (“Bituach Menahalim”, which is described below) upon the retirement or death of an employee or termination without cause (as defined in the law). Our payments to Manager’s Insurance for severance pay amount to approximately 8.33% of the wages paid during the employment period. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, , as well as for national health insurance. The payments to the National Insurance Institute are equal to approximately 15.1% of wages (up to a specified amount), of which the employer contributes approximately 66% and the employee contributes 34%.

        A general practice followed by us until June 2000 with respect to our employees in Israel, although not legally required, is the contribution of funds on behalf of most of its employees to Manager’s Insurance. This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, providing the employee with a lump sum payment upon retirement and securing severance pay for the employee, if legally entitled, upon the termination of employment. Each employee who participates in such plan contributes an amount of up to 5% of such employee’s salary, and we contribute the equivalent of 13.3% to 15.8%, which includes the 8.33% for the severance pay mentioned above. In June 2000 we entered into a collective agreement with the local labor union and a certain social insurance corporation (Mivtachim), effective as of April 2000, pursuant to which all of our new production workers will be covered by policies similar to the Manager’s Insurance issued by Mivtachim. Our contribution to such policies is similar to our contributions to Manager’s Insurance. Employees that wish to replace their Manager’s Insurance with the Mivtachim insurance may do so, subject to the approval of Mivtachim. As an additional benefit to most employees, we also contribute 5% to 7.5% of the employee’s wages to “professional advancement” funds for managers, engineers and others, and such employees contribute an additional 2.5% of their wages to such fund.

        Effective July 1984, a Collective Agreement regarding the benefits which apply to employees in the Industries of Metal, Electricity, Electronics and Software was entered into by the Israeli Industrial Association, the Histadrut (the general labor union), and the representatives in the Histadrut of the employees of such industries, which agreement applies to us and most of our employees. We substantially comply with the requirements of such Collective Agreement.

        The wages of our employees are linked to a certain percentage of the increase in the Israeli standard of living as determined by periodic agreements between the Histadrut and the Israeli government.

        All our officers, employees except one are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees.

        We are subject to the labor laws and regulations in the other jurisdictions in the world where we have employees, specifically in the United States.

6E.	Share Ownership

        The following table sets forth, as of March 31, 2006, the number of Ordinary Shares beneficially owned by (i) each of the directors and officers and (ii) our directors and officers as a group.  The information in this table is based on 13,103,018 Ordinary Shares outstanding as of March 31, 2006. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 31, 2006. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned		Percentage of Ownership

Yoel Gat, Chairman of the Board	-	388,053	(1)	2.9%
David Mahlab, CEO and Director	46,765	602,444	(2)	4.4%
Yaron Simler, President and Director	*
Moshe Eisenberg, Chief Financial Officer	*
Ovadia Cohen, VP, Marketing	*
Shlomo Arbiv, VP, Finance	*
Eitan Koter, VP, Sales	*
Itzik Ben Bassat, VP, Research and
Development	*
Ronit Kalujny, VP, Operations	*
Boaz Felsenstein, VP, Human Resources	*
Jackie Goren (Rozenblum), Director	*
Michael Anghel, Director	*
Louis Silver, Director	*
Izhak Tamir, Director	*

* Less than 1% of the outstanding Ordinary Shares.

(1)	Consists of option to purchase 388,053 ordinary shares.

(2)	Consists of option to purchase 555,679 ordinary shares.

Equity Incentive Plans

        We have four equity incentive plans. Our board of directors has authorized our compensation committee to administer each of the plans, including recommendation of employee option grants for board approval. Under each of our plans, if an option lapses or is terminated before it is exercised, the option’s unexercised shares are returned to a pool of shares available for future option grants, subject to an aggregate maximum of 6,028,017 shares. As of March 31, 2006, we have an aggregate of 2,512,951 ordinary shares available for future grants and outstanding options to purchase an aggregate of 3,515,066 ordinary shares, of which 2,084,435 are vested and exercisable.

        In August 1997, we adopted our 1997 Employee Share Option Plan. We granted options to purchase 131,620 ordinary shares pursuant to this plan, of which 128,056 have been exercised. As of March 31, 2006, we have no outstanding options pursuant this plan.

        In August 2000, we adopted our 2000 Employee Incentive Share Option Plan. We granted options to purchase 295,530 ordinary shares pursuant to this plan, of which 1,073 have been exercised. Options granted under this plan generally vest over a three-year period from the grant date; 30% after the first year, and then 8.75% after each subsequent quarter. As of March 31, 2006, we have outstanding options to purchase 221,645 ordinary shares, which are fully vested and exercisable pursuant to this plan.

        In December 2000, we granted options to two of our executives in personal option arrangements, which we refer to as the Executive Option Plan. We granted options to purchase 413,088 ordinary shares pursuant to this plan, none of which have been exercised. As of December 31, 2005, the options remain outstanding and fully vested and exercisable.

        In September 2001, we adopted our fourth plan, which we amended in July 2003 and refer to as the 2001 Amended and Restated Share Option Plan. Options granted under this plan generally vest over a four-year period from the grant date; 25% after the first year, and then 6.25% after each subsequent quarter. As of March 31, 2006 we granted options to purchase 3,208,688 ordinary shares pursuant to this plan, of which 11,004 have been exercised. As of March 31, 2006 we have outstanding options to purchase 2,880,333 ordinary shares pursuant to this plan, of which 1,449,702 are vested and exercisable.

        Our 1997 Employee Share Option Plan and 2000 Employee Incentive Share Option Plan were adopted to comply under Section 102 of the Israeli Income Tax Ordinance, which allows Israeli employees to receive favorable tax treatment for compensation in the form of shares or options. All the options granted under our 1997 Share Option Plan were exercised and this plan is no longer valid. Under the 2000 Employee Incentive Share Option Plan, we were permitted to grant to our Israeli employees and those of our subsidiary, options to purchase our ordinary shares. This plan allows us to issue shares to a trustee who holds the shares on behalf of individual employees. Provided that the trustee holds the underlying shares for at least two years, an employee may defer recognition of taxable income until the employee has sold the underlying shares. Once the employee sells the underlying shares, the employee will be subject to tax a t ordinary income tax rates. Appendix A to our 2001 Amended and Restated Share Option Plan determines the terms of grant of options to Israeli employees under Section 102 of the Israeli Income Tax Ordinance. Under Appendix A to the 2001 Amended and Restated Share Option Plan, we may grant to our Israeli directors, officers and employees, except for such persons that are deemed to be a controlling shareholder under Section 32 of the Income Tax Ordinance, options to purchase our ordinary shares. Appendix A to the 2001 Amended and Restated Share Option Plan also allows for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections which we have made, and provided that options granted or, upon their exercise, the underlying shares, issued under the plan are held by the trustee for at least two years following the end of the calendar year in which the options are granted, employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for tax purposes.

        Israeli tax law allows us to choose from among three alternative sets of tax tracks for our 2001 Amended and Restated Share Option Plan or future plans. In approving the 2001 Amended and Restated Share Option Plan, the board of directors selected the capital gains tax track described above. Our board of directors may, subject to limitations under Section 102, change this selection in the future. Notwithstanding the above, we are entitled to allocate options not according to the selected tax track, but by direct grant to employees; provided, that the requirements of Section 102 are met.

        Under our 2000 Employee Incentive Share Option Plan, in the event that our company will split, reorganize, consolidate or a substantial part of our assets will be sold, we are obliged to use reasonable efforts in order to maintain the rights of the optionees. Under our plans, in the event of change in ownership or control of our company; and provided that, it is not possible to substitute the outstanding options, on an equitable basis, with equivalent options or other securities in the successor company or a parent of the successor company, then, in such cases, the optionees may exercise all vested options by no later than fourteen days prior to the consummation of such transaction. Any options that are not exercised at least seven days before the effective date of such transaction shall automatically expire and become void. The change of ownership or of control transactions that would trigger this exercise of vested options are: a merger following which we do not survive as an independent entity; an acquisition of beneficial ownership of securities possessing substantially all the voting power of our company’s securities, or; a sale of all or substantially all of our assets. Furthermore, the administrator has discretion to determine that unvested options may become partially or fully exercisable within fourteen days before consummation of such change of ownership or control transactions, in which case such options would be required to be exercised within the fourteen day period, or expire if not exercised within seven days before closing of the transaction.

        In addition, under our 2001 Amended and Restated Share Option Plan, in the event of closing of an initial pubic offering of our shares, such as this public offering, the holders of such options may exercise all vested options by no later than fourteen days prior to the consummation of such public offering, and if so determined by the administrator of that plan, unvested options may become fully or partially vested and exercisable within the same time period. Any vested options or unvested options that are determined by the administrator to become vested and exercisable, that are not exercised at least seven days before the effective date of the initial pubic offering shall automatically expire and become void, unless the administrator of the plan decides otherwise. Under our 2001 Amended and Restated Share Option Plan in the event of a proposed dissolution or liquidation of our company, all unexercised options will terminate immediately prior to the consummation of such proposed dissolution or liquidation. The administrator (our compensation committee), in its sole discretion, shall be entitled to determine that any or all unvested options, at the time fourteen days prior to the consummation of such transaction or an initial public offering, shall automatically become vested and exercisable.

        Any option granted under our Plans not exercised within ten years of the grant date shall expire. Under the 2000 Employee Incentive Share Option Plan, if we terminate an employee not due to his death or disability or declaration as to legal capacity, he will be entitled to exercise all of his options that are vested for a period of one hundred and eighty days after the date of his termination. If the termination is a result of the employee disability, then the optionee will continue to be deemed as an employee for the purpose of that plan. If the termination is due to the employee’s death or due to declaration as to his or her legal incapacity, then the optionee’s estate or appointed guardian will substitute the optionee with respect to the optionee’s rights and obligations according to the plan. An optionee whose employment has been terminated within a period of 90 days prior to the consummation of an initial public offering, shall be treated for the purpose of his or her entitlement to exercise options as if his or her employment has continued until the date of the initial public offering. Under our 2001 Amended and Restated Share Option Plan, if we terminate the employment of an employee all options that are vested, shall be exercisable within six months after the date of such termination, all options that are not exercised within this period, as well as options that are not vested on the date of the termination shall terminate, and the shares covered by such options shall revert to the plan. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately. If an employee’s employment is terminated as a result of death or disability, all the employee’s options shall continue to vest and shall not expire. The optionee or the optionee’s estate or appointed guardian will substitute the optionee with respect to the optionee’s rights and obligations according to that plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

        The following table sets forth, as of March 31, 2006, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares.

        Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or share options that are presently convertible or exercisable or convertible or exercisable within 60 days of March 31, 2006 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or share options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, have different voting rights.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 13,103,018 ordinary shares outstanding as of March 31, 2006.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage Ownership

Koor Ventures Capital (1)	3,035,223	3,035,223	23.2%
Pitango Venture Capital (2)
Fund III	1,662,245	1,662,245	12.7%
Kern Capital Management, LLC	1,150,000	1,150,000	8.8%
Vertex Israel II (3)	1,105,203	1,105,203	8.4%
Genesis Partners II (4)	875,351	875,351	6.7%

(1)	Consists of 2,960,222 ordinary shares owned by Koor Ventures Capital, 75,000 ordinary shares owned by Koor Industries Ltd. (which were purchased in December 2005, in connection with our initial public offering), one ordinary share owned by Koor Holding, and 75,000 ordinary shares owned by Koor Industries Ltd. has an address at 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel.

(2)	Consists of 1,003,815 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub), LP, 92,798 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non-Q, LP, 273,638 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 185,819 ordinary shares owned by Pitango JP Morgan Fund III (Israel), L.P., and 35,392 ordinary shares owned by Pitango Principals Fund III (Israel), L.P. (collectively, the “Pitango Funds”), and 70,783 ordinary shares held by Pitango Venture Capitals Fund III Trusts 2000 Ltd. which, to the best of the Company’s knowledge, holds shares of the Company in trust for three limited partnerships: Pitango CEO Fund III (USA) L.P., Pitango CEO Fund III (Israel) L.P., Pitango Family Fund III (Israel) L.P. All of the foregoing entities have an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Our director, Isaac Hillel is one of the managing partners of Pitango Venture Capital Fund III. To the best of the Company’s knowledge, the Pitango Funds are managed by and all of the foregoing entities are controlled by Pitango VC Fund III (Israel) GP, the partners of which are eight private companies that are each owned by one of the following individuals: Rami Kalish, Nechemia (Chemi) J. Peres, Aaron Mankovski, Isaac Hillel (our director), Rami Beracha, Bruce Crocker, Zeev Binman and Isaac Shrem, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(3)	Consists of 819,726 ordinary shares owned by Vertex Israel II (C.I.) Fund L.P., 147,876 ordinary shares owned by Vertex Israel II (A) Fund L.P., 22,658 ordinary shares owned by Vertex Israel II (B) Fund L.P., 104,664 ordinary shares owned by Vertex Israel II Discount Fund L.P., and 10,279 ordinary shares owned by Vertex Israel II (C.I. Executive) Fund L.P. Our director, Yoram Oron and Moshe Shahaf are the managing partners of Vertex Israel II Management Ltd., the General Partner of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(4)	Consists of 762,779 ordinary shares owned by Genesis Partners II L.D.C., and 112,572 ordinary shares owned by Genesis Partners II (Israel) L.P., with an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Eddy Shalev, Dr. Eyal Kishon and Yair Shoham are the directors of E. Shalev Management 2000 (1999) Ltd., the General Partner or Manager of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

        At March 31, 2006, there were 4,502,673 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 34.4% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

        Except as noted above, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly, and no arrangements exist the operation of which may at a subsequent date result in a change in control of the company.

7B.	RELATED PARTY TRANSACTIONS

Agreements with Directors and Officers

        Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, including our directors, undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “Item 6. Board Practices – Exculpation, Indemnification and Insurance of Directors and Officers.”

Development Agreement

        In May 2002, we entered into a development agreement with Tadiran Spectralink Ltd., an affiliate of Koor Ventures Capital, one of our major shareholders. Pursuant to the development agreement, we develop and manufacture modules that include specifically developed encoders and decoders for military use. For 2005, our revenues from this agreement were approximately $475,000.

Financings

        In January 2001, we entered into a share purchase agreement, under which we issued 2,087,335 of our series A preferred shares, for a price per share of $8.336, in an aggregate amount of $17.4 million, to a group of investors that includes Inspire Investments Ltd., Pitango Venture Capital Fund III (Israel Sub LP), Pitango Venture Capital Fund III (Israeli Sub) NON-Q LP, Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango JP Morgan Fund III (Israel) L.P., Pitango Venture Capital Fund III (Israel) L.P., Pitango Venture Capitals Fund III Trusts 2000 Ltd., Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P., Vertex Israel II Discount Fund L.P., Vertex Israel II (C.I. Executive) Fund L.P., Formula Venture II L.P., Formula Venture Israel II L.P., Catalyst Investment L.P., Shrem, Fudim, Kelner Trust Company 2000 Ltd., and Yossi Vardi.

        In August 2003, we entered into a Series B Preferred Share Purchase Agreement, under which we issued 3,838,923 of our series B preferred shares, for a price per share of $4.038, in an aggregate amount of $15.5 million to existing and new investors of ours, that includes Koor Venture Capital, Pitango Venture Capital Fund III (Israel Sub) LP, Pitango Venture Capital Fund III (Israeli Sub) NON-Q LP, Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango Venture Capital Fund III (Israel) L.P., Pitango Venture Capitals Fund III Trusts 2000 Ltd., Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P., Vertex Israel II Discount Fund L.P., Vertex Israel II (C.I. Executive) Fund L.P., Formula Venture II L.P., Formula Venture Israel II L.P., and Formula Venture Israel II (A.I.) L.P., Shrem, Fudim, Kelner Trust Company 2000 Ltd., Yossi Vardi, Catalyst Investment L.P., Genesis Partners II L.D.C., Genesis Partners II (Israel) L.P., and Zoahar Zisapel.

        All of our outstanding series A preferred shares and series B preferred shares have converted into our ordinary shares immediately prior to our initial public offering.

Registration Rights Agreement

        In connection with the Series B Preferred Share Purchase Agreement, our shareholders and we entered into a registration rights agreement. Several of our shareholders, who currently hold the aggregate of 8,462,888 of our ordinary shares, and will be entitled to certain rights with respect to the registration of our shares under the Securities Act, whether such registration is for our account or for the account of other shareholders. These holders are entitled to a prior notice of any registration and are entitled to include their shares in such registration, subject to certain market cutbacks and other limitations. Commencing six months after the closing of our initial public offering, each of these holders may request: (1) two registrations for sale under a long form registration statement; and (2) an unlimited number of registrations under a short form registration statement, if available. We are not required to effect a registration under a short form registration statement unless the requesting shareholders request to sell shares they then own having an aggregate selling price of at least $750,000. We are required to pay the expenses associated with preparing and filing the registration statement, other than any underwriting commissions and discounts applicable to their shares.

7C.	INTEREST OF EXPERT AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this annual report by reference. See Item 18.

Legal Proceedings

        We are currently a party to a legal dispute with one of our suppliers with respect to services allegedly provided by the supplier. In November 2004, the supplier filed a lawsuit against us and our CEO seeking approximately $151,000 plus additional amounts contingent upon our financial results in 2004 through 2006, to be paid in cash and a grant of options to purchase our ordinary shares (which the supplier has recently alleged equal $700,000 for 2003 and 2004, 20% of which the supplier claims is to be paid by a grant of an option to purchase our ordinary shares). We believe that the supplier’s calculations are incorrect and that the suit is without merit and intend to defend ourselves vigorously. In December 2004, we submitted a statement of defense and a cross action in the amount of $139,000.

        The Israeli Stamp Duty on Documents Law, 1961 (Stamp Duty Law), provides that most documents signed in Israel or related to Israeli assets are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. Until June 1, 2003, the stamp duty has generally been paid only if and when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In September 2004, we received a letter from the Israeli tax authorities demanding that we present all the documents that have been signed by us from June 1, 2003 and onward. On December 2005, the Stamp Duty Law was amended, so that documents signed on January 1, 2006 and onward are no longer subject to stamp duty. We believe that our consolidated financial statements as of December 31, 2004 and September 2005 included an adequate provision for this matter.

We believe that our consolidated financial statements as of December 31, 2005 included an adequate provision for this matter.

        From time to time, we may be subject to other various claims and legal actions arising in the ordinary course of business. We also intend to pursue legal remedies when necessary to defend our business and intellectual property.

Dividend Policy

        We do not have any plans to pay dividends. Since the initial listing of our shares on the Nasdaq National Market, we have not distributed dividends.

8B.	SIGNIFICANT CHANGES

        No significant changes have occurred since the date of the annual financial statements, and/or since the most recent interim financial statement.

ITEM 9.	THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

        Our Ordinary Shares are traded in the United States on the Nasdaq National Market under the symbol “SCOP”.

        The following table sets forth the high and low sales prices of the Ordinary Shares for the periods specified.

Period	Low	High

Most Recent Six Months:
March 2006	5.15	6.80
February 2006	6.70	8.15
January 2006	6.03	6.97
December 2005	5.96	7.24

2006
First Quarter	5.15	8.15

        On March 31, 2006, the closing price of our Ordinary Share as quoted on Nasdaq National Market was $5.15.

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

        Our Ordinary Shares are traded only in the United States on the Nasdaq National Market.

9D.	SELLING SHAREHOLDERS

Not applicable.

9E.	DILUTION

Not applicable.

9F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10A.	SHARE CAPITAL

Not applicable.

10B.	MEMORANDUM AND ARTICLES ASSOCIATION

Register

        We were incorporated under the laws of the State of Israel in December 1993. Our registration number with the Israeli registrar of companies is 51-188910-7. Our transfer agent and registrar is The Bank of New York.

Objects and Purposes

        Our objects under our memorandum of association are to form, operate, and maintain communications systems, to provide communications services and related services, to engage in the sale of communications equipment and ancillary devices, and to engage in various areas in the communications field, and to engage in any other activities that our board of directors deems appropriate.

Fiduciary Duties and Related Party Transactions

        Officers and Directors. The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company.

        Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

        Compensation. Under the Companies Law, unless the articles of association provide otherwise, the compensation arrangements for officers who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our amended and restated articles provide that transactions concerning compensation of an office holder who is not a director require only the approval of our board of directors, a committee of our board of directors or the chief executive officer. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

        Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager “personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

        The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business of a company, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

        Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Under our amended and restated articles of association, the board of directors may authorize a committee of the board or the chief executive officer to approve such a transaction. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then an approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

        Shareholders. The Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

        Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

–     extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

–     the terms of compensation or employment of a controlling shareholder or his or her relative, in each case that is an office holder or employee of the company.

        The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

–     the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

–     the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

Exculpation, Indemnification and Insurance of Directors and Officers

        Our amended and restated articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to indemnify any person who is not our office holder, including an employee, agent, consultant or contractor who is not an office holder.

        Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court.

        A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

        In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred, whether or not paid by him, by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

        Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

        Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

        Under the Companies Law, a company may exculpate an office holder from a breach of duty of care in advance of that breach. Under our articles of association we may also exculpate an officer retroactively, to the extent permitted by law. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

        Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events.

Description of Our Ordinary Shares

        The following are summaries of certain provisions of our Memorandum of Association, our Articles of Association, and the Companies Law, do not purport to be complete.

        Under our amended Articles of Association our authorized share capital consists of 60,000,000 Ordinary Shares par value NIS 1.4, of which 13,103,018 Ordinary Shares are outstanding.

        All of our issued and outstanding shares are validly issued, fully paid, and non-assessable. The Ordinary Shares do not have preemptive rights.

        All Ordinary Shares shall entitle their holders to a proportionate amount of any cash or share dividend if declared by us. In the event of our winding up or liquidation, the liquidator may with the sanction of an extraordinary resolution, proportionally divide amongst the members in specie the whole or any part of the assets of the company in such manner as the liquidator shall think fair, and may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator with the like sanction shall think fit. The Board of Directors may declare interim dividends and recommend a final annual dividend with respect to any fiscal year from profits available for cash dividends after statutory appropriation to capital reserves. Declaration of a final dividend requires shareholder approval at an ordinary meeting of shareholders, which may reduce, but not increase, such dividend from the amount proposed by the Board.

Shareholder Meetings

        Under the Companies Law, an annual shareholders meeting of our shareholders must be held once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders meetings.” The board of directors is also required to convene a special shareholders meeting upon the demand of one of the following: two directors; one quarter of the directors in office; the holder or holders of 5% of our share capital plus 1% of the voting rights in a company; or the holder or holders of 5% of the voting rights in a company. Our articles of association to be in effect upon the sale of the shares offered hereby provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Companies Law, which is currently at least 21 days.

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33.33% of the voting power. The chairman of the board of directors presides at each of our shareholders meetings. The chairman of the meeting will not have an additional or casting vote. A meeting adjourned for lack of a quorum will be adjourned to one day thereafter at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of two shareholders holding at least 10% of our issued and outstanding share capital.

Voting

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

        Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on matters such as the following:

–     an amendment to the articles of association;

–     an increase in the company's authorized share capital;

–     a merger; or

–     approval of related party transactions that require shareholder approval.

        A shareholder has a general duty to refrain from depriving any other shareholder of its rights as a shareholder.

        In addition, any of the following has a duty to act with fairness towards the company: a controlling shareholder; any shareholder who knows that it possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting; or any shareholder who has the power to appoint or prevent the appointment of an office or other power towards the company. The Companies Law does not describe the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

        The Companies Law and our articles of association provide that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class, unless otherwise provided for in the terms of the issuance of such class.

Resolutions

        All the resolutions of the shareholders’ meetings will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority:

(1)     A voluntary liquidation – a majority of 75% of the shareholders voting at the shareholders’ meeting is needed.

(2)     A compromise or arrangement between a company and its creditors or shareholders, reorganization and split and reverse split have to be approved by the majority in number of the persons participating in the vote (except for the abstainers) together holding three quarters of the value represented at the vote. In addition, the mentioned decisions have to be approved by the court.

(3)     The dismissal of directors (except for external directors) – requires a majority of 75% or more of the vote cast.

(4)     The nomination and dismissal of the external directors – see “Item 6C.–Board Practices – External Directors.”

(5)     Related Party Transactions – see section “Fiduciary Duties and Related Party Transactions–Approvals.”

(6)     Exemption, indemnification or directors liability insurance – see “Management–Exculpation, Indemnification and Insurance of Directors and Officers.”

Election of Directors

        The holders of shares representing more than 50% of the voting rights at the shareholders meeting, voting in person or by proxy, have the power to elect any or all of the directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described above and under “Management–External Directors.”

        A director may nominate an alternate director, as long as such person qualifies to serve as a director. See “Board of Directors and Executive Officers” regarding our classified board.

Dividend and Liquidation Rights

        The holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares. We may declare dividends out of the higher of retained earnings or earnings generated over the two most recent years (Profit Test), in either case provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (Solvency Test). If we do not comply with the Profit Test, a court may allow it to distribute a dividend, as long as the court is convinced that the Solvency Test is fulfilled.

        Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

        In the event of our liquidation, holders of our ordinary shares have the equal right to participate in the distribution of assets remaining after payment of liabilities. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Anti-Takeover Measures

        Our articles of association include staggered board provisions.

Mergers and Acquisitions

        The Companies Law permits merger transactions with the approval of each party’s board of directors and requires shareholder approval as described above as well.

        Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

Tender Offer

        The Companies Law requires a purchaser to conduct a special tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. A tender offer is not required in the following circumstances: (i) the purchase was in a private offer that was approved by the shareholders as a private offer that is meant to grant the purchaser more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (ii) the purchaser would hold more than 25% of the voting rights after purchasing shares from a person that held more than 25% of the voting rights, or (iii) the purchaser would hold more than 45% of the voting rights after purchasing shares from a person that held more than 45% of the voting rights. Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Right of Non-Israeli Shareholders to Vote

        Neither our Memorandum of Association, Articles of Association, nor the laws of the State of Israel restrict in any way the ownership or voting of our Ordinary Shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

10C.	MATERIAL CONTRACT

        On January, 2002, we entered into a license agreement with MPEG LA, L.L.C, pursuant to which we received a non exclusive royalty bearing license to make, have made, use, and sell, offer for sale or otherwise distribute products designed to encode or decode video information in a format in compliance with an international standard relating to video data compression and data transport, known as MPEG-2 Standard, which will expire on December 1, 2010.

        On February 22, 2005, we entered into an Implementation and System License with Dolby Laboratories Licensing Corporation, pursuant to which we received a worldwide non-exclusive royalty bearing license to use Dolby Digital Professional Encoder, which will expire on June 30, 2009. On August 11, 2003, we entered into a Digital Audio System License Agreement (Professional Encoders) with Dolby Laboratories Licensing Corporation and the Registrant, pursuant to which we received a worldwide non-exclusive royalty bearing license to manufacture, market, sell and import products intended to encode a maximum of two audio channels from digital or analog sources into a Dolby Digital bitstream, which shall expire on August 11, 2008. On June 18, 2003, we entered into a Digital Audio System License Agreement (Professional Products – Decoder Hardware) with Dolby Laboratories Licensing Corporation, pursuant to which we received a worldwide non-exclusive royalty bearing license to use, lease, import and sell products intended or designed for use in decoding a Dolby Digital audio bitstream, and provides access to such stream using a signal compliant with ATSC A/52 Annex 8 professional mode, which shall expire on June 18, 2008. During 2005, we made royalties payments to Dolby Laboratories Licensing Corporation in an aggregate amount of $23 thousands.

10D.	EXCHANGE CONTROLS

        Pursuant to the Currency Control Law, 1978, and its regulations, as amended, non-residents of Israel are permitted to convert Israeli currency into freely repatriable U.S. Dollars or other non-Israeli currency and transfer such currency out of Israel, including converting dividends (if any) on the Ordinary Shares, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, at the exchange rate prevailing at the time of conversion, provided that Israeli income tax has been paid or withheld with respect to such amounts to the extent applicable, or an exemption from such payment or withholding requirements has been obtained.

        Non-residents of Israel may freely hold and trade the Ordinary Shares. The ownership or voting of our securities by non-residents of Israel is not restricted in any way by our Memorandum of Association or Amended and Restated Articles of Association or by the laws of Israel, except with respect to transfer of shares to residents of countries which are in a state of war with Israel.

10E.	TAXATION

ISRAELI TAXATION

        The following is a summary of the principal Israeli tax laws applicable to us, and of the Israeli Government programs benefiting us. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

        Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. Pursuant to a new tax reform, the corporate tax rate would undergo further reduction up to 25% in the year 2010. The rate is scheduled to decline to 29% in 2007, 27% in 2008, and 26% in 2009.

        However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise.

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, are as follows:

–     Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

–     Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

–     Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward by are adjusted for inflation based on the change in the consumer price index.

Law for the Encouragement of Capital Investments, 1959

        The Law for Encouragement of Capital Investments, 1959 (Investment Law) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

        Currently we have three Approved Enterprise programs under the Alternative Track of the Capital Investments Law, which entitle us to tax benefits. The Approved Enterprise program currently grants us a two-year tax exemption (although our first program was granted an exemption of four years) for undistributed income and an additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. Those tax rates and the related levels of foreign investment, are as set forth in the following table:

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	5 years	2 years	0-25%
25	8 years	2 years	25-49%
20	8 years	2 years	49-74%
15	8 years	2 years	74-90%
10	8 years	2 years	90-100%

        Undistributed income derived from our “Approved Enterprise” programs are entitled to tax benefits as stated above, commencing on the first year in which we generate taxable income from applicable “Approved Enterprise.” The tax benefits for these programs have not yet started. In any event, the period in which we are entitled to the tax benefits is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier. If we distribute a dividend from income that is tax exempt (i.e., from the two first years), we would be required to pay additional tax according to the rates applicable to us in the remaining years (10% – 25%) with respect of the amount distributed.

        The Investment Law also provides that an “Approved Enterprise” is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        The benefits available to an “Approved Enterprise” are conditioned upon terms stipulated in the Investment Law and the regulations thereunder, including making specified investments in property and equipment, and financing a percentage of investments with share capital, and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our “Approved Enterprise” programs currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

        On March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits as an “Approved Enterprise.” Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime shall apply to new “Approved Enterprise” programs only.

Law for the Encouragement of Industry (Taxes), 1969

        We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, (the Industry Encouragement Law). The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

        The following corporate tax benefits, among others, are available to Industrial Companies:

–     amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

–     accelerated depreciation rates on equipment and buildings;

–     under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

–     expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

According to the Israeli tax law, any distribution of dividend from income attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 15%.

Any distribution of dividend from income, which is not attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 25%, except for dividend distributed as of January 1, 2006, to Individual deemed “a non-substantial shareholder” which will be subject to tax at the rate of 20%.

        Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%. Dividends distributed by the company to a U.S. company which held at least 10% of the company’s voting rights, will be subject to withholding tax at the rate of 12.5%, provided other certain conditions are met in the tax treaty (or at the tax rate of 15% in respect of dividend paid from income attributed to our “Approved Enterprise”).

Capital Gains Taxes Applicable to Non-Israeli Shareholders

        Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold less than 10% of the company’s voting rights, and who held less than 10% of the company’s voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion is a description of the material U.S. federal income tax consequences applicable to an investment in the ordinary shares by U.S. Holders (as defined below) and who hold the ordinary shares as capital assets for U.S. federal income tax purposes, generally, for investment. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is for U.S. federal income tax purposes:

–     a citizen or individual resident of the U.S.;

–     an entity that is classified as a corporation for U.S. federal income tax purposes and that is created or organized in or under the laws of the U.S. or any political subdivision thereof;

–     an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

–     a trust if the trust has elected validly to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

        The term “Non-U.S. Holder” means a beneficial owner of an ordinary share (other than an entity that is classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below. The following discussion does not address the tax treatment of entities classified as partnerships for U.S. federal income tax purposes or the tax treatment of any members of such entities.

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this annual report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

–     insurance companies;

–     dealers in stocks, securities or currencies;

–     financial institutions and financial services entities;

–     real estate investment trusts;

–     regulated investment companies;

–     persons that receive ordinary shares as compensation for the performance of services;

–     tax-exempt organizations;

–     persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

–     individual retirement and other tax-deferred accounts;

–     expatriates or former long-term residents of the U.S.;

–     a U.S. Holder having a functional currency other than the U.S. dollar; and

–     a person that owns, directly or indirectly, 10% or more, by voting power or value, of our shares.

        This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

        We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company “Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in his or her ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld generally, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

        For taxable years beginning before January 1, 2009, the maximum U.S. federal income tax rate of 15% is imposed on any “qualified dividend income” that is received by a U.S. Holder who is an individual. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or (b) that corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose. A recipient of a dividend who does not satisfy certain holding period requirements with respect to his or her ordinary shares, or who elects to treat the dividend as “investment income” for purposes of the limitation on investment interest deductions, is not eligible to treat the dividend as “qualified dividend income.”

        Dividends received by a shareholder from a foreign corporation will not constitute “qualified dividend income”, however, if such corporation is treated, for the taxable year in which the dividend is paid or the preceding taxable year, as a “passive foreign investment company” (PFIC) with respect to the particular shareholder. Currently we do not believe that we are or will be classified as a PFIC for our current or prior taxable years. As described in “Passive Foreign Investment Company Considerations” below, however, we cannot assure that we will not be considered a PFIC for any particular taxable year. Provided that we are not a PFIC at any time during the holding period of a U.S. Holder with respect to our ordinary shares, the dividends received by that U.S. Holder from us should be treated as “qualified dividend income”, so long as we satisfy the treaty related requirements described above or our ordinary shares are readily tradable on an established securities market in the U.S.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the U.S. or, if certain tax treaties apply, such income is attributable to a permanent establishment, or in the case of an individual, a fixed place of business, in the U.S. Income that is effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Holder. In addition, if a corporate Non-U.S. Holder recognizes “effectively connected” income, such Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. However, dividend income resulting from distributions we make may be U.S. source income if 50% or more of our shares (measured by vote or value) is owned directly or indirectly or constructively by U.S. persons. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive income.” The rules relating to the determination of foreign source income and the foreign tax credit are subject to complex limitations and restrictions, including certain holding period requirements, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

        Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

        Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized on the disposition of the ordinary shares by U.S. Holders that are individuals are generally subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2008 and generally subject to a maximum capital gain rate of 20% thereafter. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

        Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

–     that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. or, if certain tax treaties apply, such gain is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S., or

–     in the case of any capital gain realized by an individual Non-U.S. Holder, that holder is present in the U.S. for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

        Income that is effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Holder. In addition, if a Non-U.S. Holder that is an entity classified as a corporation for U.S. federal income tax purposes recognizes “effectively connected” income, such Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to U.S. Holders owning shares of a “passive foreign investment company” (PFIC). A foreign corporation will be considered a PFIC for any taxable year in which, after applying look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. If we were classified as a PFIC for a taxable year, a U.S. Holder whose holding period for his or her ordinary shares includes any portion of that taxable year will generally be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” In the case of such a U.S. Holder, any excess distribution and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a PFIC generally may not receive a “step-up” in basis on shares acquired from a decedent.

        Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, we do not believe that we will be a PFIC for our current taxable year. However, because PFIC status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a PFIC for the current taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and we have not determined whether we will become a PFIC in the future. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares fluctuates and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any particular taxable year.

        The PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a “qualified electing fund” (QEF) for the first taxable year included in the U.S. Holder’s holding period during which we are a PFIC. However, a U.S. Holder may make a QEF election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a QEF election in the event we are determined to be a PFIC. As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually and thus recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Any such losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market” (as defined in U.S. Treasury regulations). Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. We believe that the Nasdaq National Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq National Market or that the shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Information Reporting and Back-up Withholding

        U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the U.S. on ordinary shares, or the gross proceeds from disposing of ordinary shares. U.S. Holders are also generally subject to back-up withholding (currently 28%) on dividends paid in the U.S. on ordinary shares, and on the gross proceeds from disposing of ordinary shares, unless the U.S. Holder provides an IRS Form W-9 or is otherwise exempt from back-up withholding.

        Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or is otherwise exempt from back-up withholding or information reporting.

        The amount of any back-up withholding may be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund provided that certain required information is timely furnished to the IRS.

10F.	Dividends and Payment Agents

Not applicable.

10G.	Statements by Experts

Not applicable.

10H.	Documents on Display

        We file annual and special reports and other information with the Securities and Exchange Commission (“SEC”). You may inspect and copy such material at the public reference facilities maintained by the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, as well as at the SEC’s regional offices in New York, New York and Chicago, Illinois. You may also obtain copies of such material from the SEC at prescribed rates by writing to the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        Our Ordinary Shares are quoted on the NASDAQ National Market. You may inspect reports and other information concerning Scopus Video Networks Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

10I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure of Market Risks

Exchange rate risk

        Our foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and the Euro. In 2004, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar or in NIS. Consequently, our expenses may be adversely impacted by inflation in Israel and, if the U.S. dollar weakens against the NIS, we will experience a negative impact on our profit margins.

        From time to time, we have engaged in currency hedging transactions to mitigate the risks associated with fluctuations in currency exchange rates. In the future, if we do not successfully engage in currency hedging transactions, our results of operations may be subject to potential losses from fluctuations in foreign currency exchange rates.

Interest rate risk

        Fluctuations in interest rates may affect our interest income and expenses and the fair market value of our investments. As of December 31, 2005, we had $32 million under short-term bank deposits which earn interest at an average rate equal to 1 week LIBOR minus 0.3% per annum.

        Our investments consist of cash and cash equivalents. The primary objective of our investment activities is to preserve principal and provide liquidity while maximizing the income that we receive from our investments. Due to the expected short-term maturities of our investments, we expect that the impact of interest rate fluctuations will be minimal.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

    (a)        Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Nevertheless, based on the evaluation by our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

    (b)        Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Michael Anghel meets the definition of an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

        In November 15, 2005, our Board of Directors adopted a Code of Ethics that applies to all employees, directors and officers of the Company, including the chief executive officer, chief financial officer, controller, or persons performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon a written request addressed to our investor relations department, 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

        The table below summarizes the audit fees paid by us during each of 2004 and 2005 to our principal independent accountant during such years.

	Year Ended December 31, 2004		Year Ended December 31, 2005
Services Rendered	Fees	Percentage	Fees	Percentage
	(In thousands, except percentage)

Audit fees (1)	32	42%	175	99%
All other fees (2)	43	58%	3	1%
Total	75	100%	177	100%

(1)	Includes professional services rendered with respect to the audits of our annual consolidated financial statements, statutory audits, consents and assistance with review of Registration Statement on Form F-1 filed with the SEC.

(2)	Includes fees for services for employee benefit plans.

Audit Committee’s pre-approval policies and procedures

        The audit committee of our Board of Directors chooses and engages our independent auditors to audit the Company’s financial statements. Our audit committee has adopted a policy requiring management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve various audit and non-audit services that may be performed by our auditors. Pre-approval of an audit or non-audit service may be given on an individual basis. The audit committee is notified of all appointments pursuant to the pre-approval policies prior to commencement of the specific service.

        During 2005, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Brightman Almagor & Co. or by Deloitte Touche Tohmatsu in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

        Our, and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-24, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Index to Consolidated Financial Statements	F-1

Scopus Video Networks Ltd.

Reports of Independent Registered Public accounting firms	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Statements of Changes in Shareholders' Equity	F-5
Consolidated Statements of Cash Flow	F-6
Notes to the Consolidated Financial Statements	F-7

ITEM 19.	EXHIBITS

Exhibit No.

1.1	Memorandum of Association of Registrant, as amended (English translation). (incorporated by	1.1
reference to Exhibit 3.1 from the Company's Form F-1/A Dated December 6, 2005).

1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.3 from	1.2
the Company's Form F-1 Dated November 18, 2005).

4. 1	Form of Letter of Indemnity between Scopus Video Network Ltd.. and its directors and officers	4. 1

4. 2	2000 Employee Incentive Share Option Plan (English Translation) (incorporated by reference to	4. 2
Exhibit 10.7 from the Company's Form F-1 Dated November 18, 2005).

4. 3	2001 Amended and Restated Share Option Plan (English Translation) (incorporated by reference	4. 3
to Exhibit 10.8 from the Company's Form F-1 Dated November 18, 2005).

4. 4	Executive Option Plan (incorporated by reference to Exhibit 10.9 from the Company's Form F-1	4. 4
Dated November 18, 2005).

4. 5	Lease Agreement dated February 2, 2000, between Mivneh Taasiya Ltd. and the Registrant,	4. 5
together with Addendum thereto dated August 19, 2001 and Extension and Amendment thereto dated
June 17, 2004 (English translation) (incorporated by reference to Exhibit 10.1 from the
Company's Form F-1 Dated November 18, 2005).

4. 6	MPEG-2 Patent Portfolio License by and between MPEG LC, L.L.C. and the Registrant, dated as of	4. 6
January 1, 2002 (incorporated by reference to Exhibit 10.2 from the Company's Form F-1 Dated
November 18, 2005).

4. 7	Implementation and System License Agreement by and between Dolby Laboratories Licensing	4. 7
Corporation and the Registrant dated as of February 22, 2005 (incorporated by reference to
Exhibit 10.3 from the Company's Form F-1 Dated November 18, 2005).

4. 8	Digital Audio System License Agreement (Professional Encoders) by and between Dolby	4. 8
Laboratories Licensing Corporation and the Registrant dated as of August 11, 2003
(incorporated by reference to Exhibit 10.4 from the Company's Form F-1 Dated November 18,
2005).

4. 9	Digital Audio System License Agreement (Professional Products - Decoder Hardware) by and	4. 9
between Dolby Laboratories Licensing Corporation and the Registrant dated as of June 18, 2003
(incorporated by reference to Exhibit 10.5 from the Company's Form F-1 Dated November 18,
2005).

4.10	Registration Rights Agreement, by and among the Company and the shareholders listed therein,	4.10
dated August 4, 2003 (incorporated by reference to Exhibit 10.10 from the Company's Form F-1
Dated November 18, 2005).

8.1	List of the subsidiaries of the Company.	8.1

12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the	12.(a).1
Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the	12.(a).2
Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13. (a).1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to Section	13.(a).1
906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 17, 2006

SCOPUS VIDEO NETWORKS LTD.. BY: /s/ David Mahlab —————————————— David Mahlab Chief Executive Officer

SCOPUS VIDEO NETWORKS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

(In thousands of U.S. dollars)

SCOPUS VIDEO NETWORKS LTD.

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Scopus Video Networks Ltd.

We have audited the accompanying consolidated balance sheets of Scopus Video Networks Ltd. and its subsidiary (“the Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Scopus Video Networks Ltd. and its subsidiary as of December 31, 2005 and 2004, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 16, 2006

A member firm of Deloitte Touche Tohmatsu

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	December 31
	2 0 0 4	2 0 0 5

ASSETS
Current assets
Cash and cash equivalents	$12,605	$33,644
Trade accounts receivable (net of allowance for doubtful
accounts of $900 and $878, respectively)	7,766	11,509
Inventories (Note 3)	6,627	8,452
Other receivables and current assets (Note 4)	1,592	1,453

	28,590	55,058

Fixed assets, net (Note 5)	2,216	2,399

Deposits in general severance fund (Note 8(2))	167	172

Other assets (Note 6)	88	105

	$31,061	57,734

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$4,769	$5,493
Other payables and current liabilities (Note 7)	6,481	7,871

	11,250	13,364

Liabilities for vacation and severance pay (Note 8)	1,629	1,624

Commitments and Contingent liabilities (Note 9)

Shareholders' equity (Note 11)

Ordinary shares, NIS 1.4 par value; authorized 15,357,143
shares and 60,000,000 shares at December 31,
2004 and 2005 respectively; issued and outstanding 2,759,213 shares and 13,103,018 shares at December 31, 2004 and 2005,
Respectively	1,078	4,241
Series A Preferred shares, NIS 1.4 Par value; authorized
2,142,857 shares at December 31, 2004 and no shares
at December 31, 2005; issued and outstanding 2,087,335 shares
at December 31, 2004 and no shares at December 31, 2005	696	-
Series B Preferred shares, NIS 1.4 par value; authorized
3,928,571 shares at December 31, 2004 and no shares at
December 31, 2005; issued and outstanding 3,838,923
shares at December 31, 2004 and no shares at
December 31, 2005	1,210	-
Additional paid-in-capital	44,477	72,576
Deferred stock-based compensation	-	(942)
Accumulated deficit	(29,279)	(33,129)

	18,182	42,746

	$31,061	$57,734

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Revenues	$31,051	$35,051	$44,791
Cost of revenues	16,487	16,086	22,593

Gross profit	14,564	18,965	22,198
Research and development expenses,
net of participation by OCS of $2,934,
$2,075 and $1,865, respectively	6,492	9,184	10,124
Sales and marketing expenses	9,618	10,751	13,191
General and administrative expenses	2,075	2,129	3,024

Operating loss	(3,621)	(3,099)	(4,141)
Financing income, net	99	187	346
Gain (loss) from disposal of fixed assets	(5)	1	-

Loss before income taxes	(3,527)	(2,911)	(3,795)
Income tax expense (Note 13)	(56)	(30)	(55)

Net loss for the year	$(3,583)	$(2,941)	(3,850)

Net loss	$(3,583)	$(2,941)	$(3,850)
Dividend on preferred shares (Note 11A(2)a)	(258)	(1,002)	(1,285)

Net loss attributable to ordinary shares	$(3,841)	$(3,943)	$(5,135)

Basic and diluted net loss per ordinary share (Note 14)	$(1.39)	$(1.43)	$(1.60)

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Dollars in thousands, except share and per share data)

	Ordinary Shares	Series A Preferred shares	Series B Preferred shares	Additional paid-in capital	Preferred series B shareholder receivables	Deferred Stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2003	$1,078	$696	$-	$30,436	$-	$-	$(22,755)	$9,455
Issuance of Series B preferred shares
(net of issuance costs of $249)	-	-	1,210	14,041	(7,750)	-	-	7,501
Net loss for the year	-	-	-	-	-	-	(3,583)	(3,583)

Balance - December 31, 2003	1,078	696	1,210	44,477	(7,750)	-	(26,338)	13,373
Proceeds from issuance of series B preferred shares	-	-	-	-	7,750	-	-	7,750
Net loss for the year	-	-	-	-	-	-	(2,941)	(2,941)

Balance - December 31, 2004	1,078	696	1,210	44,477	-	-	(29,279)	18,182
Exercise of share options	4	-	-	29	-	-	-	33
Stock-based compensation - grant of share options to employees	-	-	-	1,235	-	(1,235)	-	-
Amortization of deferred stock-based compensation	-	-	-	-	-	158	-	158
Conversion of preferred shares into ordinary shares	1,783	(696)	(1,210)	123	-	-	-	-
Proceeds from issuance of ordinary shares to the public	1,376	-	-	27,919	-	-	-	29,295
Cost related to issuance of ordinary shares to the public	-	-	-	(1,207)	-	135	-	(1,072)
Net loss for the year	-	-	-	-	-	-	(3,850)	(3,850)

Balance - December 31, 2005	$4,241	$-	$-	$72,576	$-	$(942)	$(33,129)	$42,746

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Cash Flows - Operating Activities
Net loss for the year	$(3,583)	$(2,941)	$(3,850)
Depreciation	912	962	975
Increase (decrease) in severance pay liability, net	91	(224)	(62)
Increase (decrease) in vacation pay liability	(60)	82	52
Amortization of deferred stock-based compensation	-	-	158
Loss (gain) from disposal of fixed assets	5	(1)	-
Increase in trade accounts receivable, net	(129)	(2,045)	(3,743)
Decrease (increase) in inventories	164	(1,129)	(1,825)
Decrease (increase) in other receivables and current assets	(945)	303	139
Increase in other assets	(50)	(38)	(17)
Increase in trade accounts payable	-	1,142	506
Increase (decrease) in other payables and current liabilities	391	(636)	1,422
Decrease in other long-term liabilities	-	(65)	-

Net cash used in operating activities	(3,204)	(4,590)	(6,245)

Cash Flows - Investing Activities
Purchase of fixed assets	(431)	(893)	(1,159)
Proceeds from disposal of fixed assets	22	8	1

Net cash used in investing activities	(409)	(885)	(1,158)

Cash Flows - Financing Activities
Issuance of series B preferred shares	7,750	7,750	-
Series B preferred shares issuance costs	(67)	(104)
Proceeds from exercise of options	-	-	33
Issuance of ordinary shares to the public	-	-	29,295
Cost of Issuance of ordinary shares to the public	-	-	(854)
Repayment of long-term liabilities	(192)	(211)	(32)

Net cash provided by financing activities	7,491	7,435	28,442

Increase in cash and cash equivalents	3,878	1,960	21,039
Cash and cash equivalents at beginning of the year	6,767	10,645	12,605

Cash and cash equivalents at end of the year	$10,645	$12,605	$33,644

Supplemental information:
Interest paid in cash	$30	$16	$16

Taxes paid in cash	$118	$18	$42

Non cash transactions:
Issuance costs of initial public offering	$-	$-	$218

Series B preferred shares issuance costs	$182	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1	–	GENERAL

Scopus Video Networks Ltd., an Israeli corporation, and its wholly – owned subsidiary in the United States of America, Scopus Video Networks Inc. (“SVNI”), (together “the Company”) provide digital video networking platforms that allow network operators and content providers to transmit, process and manage digital video content. The Company operates in one operating and reporting segment.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in the United States of America.

A.	Functional currency and translation of foreign currencies

The currency of the primary economic environment in which the Company operates is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are included in net financing income (expense) as they arise.

B.	Principles of consolidation

The consolidated financial statements include the financial statements of Scopus Video Networks Ltd. and SVNI, after elimination of material inter-company transactions and balances.

C.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits) with maturity dates not exceeding three months from the date of deposit.

E.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed, primarily for specific accounts, which, in management’s opinion, are doubtful of collection, and in part based on a certain percentage of trade accounts receivable, based on historical experience and management estimation.

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and finished products purchased from third parties on the basis of moving average cost per unit. Cost is determined for work in process and finished products on the basis of standard cost, which approximates actual production cost. The Company assesses on a quarterly basis the value of its inventory and determines whether it needs to record an inventory write-down. The Company also assesses its inventories for obsolescence based on historical consumption and assumptions about future demand and market conditions.

Finished products used for demonstration purposes are amortized over the period on which the products are under demonstration (generally, six months).

G.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets, as follows:

Years

Office equipment and furniture	4-10
Machinery, hardware and equipment	3-5
Software	3-4
Vehicles	5
Leasehold improvements	3-10

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease (including the period of renewal options that on management estimation it is probable that the Company will exercise).

Fixed assets under capital lease arrangements are included in the Company’s fixed assets on the basis of the present value of the future lease payments. The lease amounts payables in future years, net of the interest component, are included in the Company’s liabilities.

H.	Impairment of assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment charge would be recognized, and the long-lived assets would be written down to their estimated fair values, in the event that the sum of the expected undiscounted future cash flows associated with the long-lived assets is less than the carrying amount of such assets.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Revenue recognition

(1)	The Company recognizes revenues from products upon delivery in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is material and specified by the customer, revenue is deferred until all material acceptance criteria are met. In instances in which the Company enters into transactions that represent multiple-deliverable arrangements with elements including products, maintenance, installation or training, the Company implements the guidance of EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), according to which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple- deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

■	The delivered item has value to the client on a stand-alone basis.
■	There is an objective and reliable evidence of the fair value of the undelivered item.
■	If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company.

If not all these criteria are met, then revenue is deferred until such criteria are met or until the last undelivered element is delivered, unless the undelivered element is considered inconsequential or perfunctory. If there is objective and reliable evidence of fair value for all units of accounting in a multi-deliverable arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. However, in cases in which there is an objective and reliable evidence for the fair value of the undelivered items in the arrangements but no such evidence for the delivered items, the Company uses the residual method to allocate the arrangement consideration.

The Company’s business arrangements include licensing of management system software. Since this software component is considered incidental to the arrangement as a whole, the Company does not apply the accounting guidance prescribed in SOP 97-2 “Software Revenue Recognition”.

(2)	Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is rendered.

(3)	Revenue from long-term contracts is recognized under the percentage-of-completion method on the basis of actual working hours incurred relative to total expected working hours under the contract. Revisions in estimates of costs, profits and hours to be invested are reflected in the accounting period in which the circumstances that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

(4)	Revenues from operating lease agreements are recognized ratably over the lease period.

(5)	An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

J.	Research and development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against these costs.

The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Derivative financial instruments

The Company, from time to time, enters into foreign exchange agreements (mainly forward contracts and options) to reduce the overall exposure of currency exchange rate fluctuations on non-dollar projected cash flows. Gains and losses resulting from changes in the fair values of derivative instruments are recorded in financing income, net.

L.	Provision for warranty

The warranty provision is computed on the basis of past experience as well as management estimates.

M.	Income taxes

(1)	Income taxes are computed in accordance with SFAS 109 (“Accounting for Income Taxes”) of the FASB. Accordingly, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions. Deferred taxes are computed at enacted tax rates expected to be in effect when such temporary differences are realized. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

(2)	The Company has sustained losses both for financial reporting and tax reporting purposes. Accordingly, it is not considered more-likely-than-not that the Company will be able to realize net deferred tax assets, which have arisen as a result of its carryforward losses and net benefits arising from temporary differences. Therefore, the Company has recorded a valuation allowance for the full amount of such benefits.

N.	Net loss per ordinary share

Basic and diluted net loss per ordinary share have been computed in accordance with SFAS 128 “Earnings per Share” based on the weighted average number of ordinary shares outstanding.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”(“APB 25”) and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date as estimated by the Company’s management.

Deferred stock-based compensation is amortized to compensation expense over the vesting period of the options using the straight-line method.

The Company accounts for stock-based compensation for non-employees using the fair value method in accordance with SFAS 123, “Accounting for Stock-Based Compensation” and EITF 96-18:

“Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2003, 2004 and 2005 (all in weighted averages):

	Year ended December 31
	2 0 0 3	2 0 0 4	2 0 0 5

Risk free interest rate	2.88%	3.83%	4.10%
Expected life of options (*)	6-10	10	10
Expected volatility (**)	0.00%	0.00%	0.00%
Expected dividend yield	None	None	None

(*) Except for two grants (see Note 11 B(3)) which the expected life is approximately 6 years.

(**) Except for two grants (see Note 11 B(3)) which the volatility is approximately 85%.

Had compensation cost for the Company’s employee and directors share option plans been determined based on fair value at the grant dates for awards granted through December 31, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company’s net loss would have been as follows:

	Year ended December 31
	2003	2004	2005

Net loss for the year as reported	$(3,583)	$(2,941)	$(3,850)
Adjustments:
Add:
Stock-based compensation expense
determined under the intrinsic value method	-	-	158
Deduct:
Stock-based compensation expense
determined under the fair value method	(180)	(597)	(1,055)

Pro forma net loss for the year	$(3,763)	$(3,583)	$(4,747)

Basic and diluted net loss per ordinary share
- as reported	$(1.39)	$(1.43)	$(1.60)

Basic and diluted net loss per ordinary share
- pro forma	$(1.46)	$(1.64)	$(1.88)

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent accounting pronouncements by the FASB

(1)	SFAS No. 151 –Inventory Costs, an Amendment of ARB No. 43, Chapter 4

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

(2)	SFAS No. 123 (revised 2004) “Share Based Payments”

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25‘s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after December 31, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent accounting pronouncements by the FASB (cont.)

(2)	SFAS No. 123 (revised 2004) “Share Based Payments” (cont.)

Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

The Company plans to adopt SFAS 123(R) using the modified prospective method. As permitted by SFAS 123, the Company currently accounts for share based payments to employees using APB 25‘s intrinsic value method and, as such, generally recognizes no compensation cost for employees’ stock options. Accordingly, the adoption of SFAS 123R fair value method will have significant impact in the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time since it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss per share in Note 2O.

(3)	SFAS 153, Exchange of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The impact of the adoption of SFAS 153 did not have a material effect on the Company’s financial position and results of operations.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent accounting pronouncements by the FASB (cont.)

(4)	SFAS 154 "Accounting Changes and Error Corrections"

This Statement, published in May 2005, replaces APB Opinion 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the specific effects or the cumulative effect of the change. SFAS 154 also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods.

SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

The provisions of SFAS 154 are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company’s financial position and results of operations.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 3	–	INVENTORIES

	December 31,
	2 0 0 4	2 0 0 5

Raw materials	$4,900	$6,647
Finished products	1,597	1,416
Finished products used for demonstration purposes	130	389

	$6,627	$8,452

In the years ended December 31, 2003, 2004 and 2005, the Company wrote down inventories in the amounts of $723, $0 and $499, respectively.

NOTE 4	–	OTHER RECEIVABLES AND CURRENT ASSETS

	December 31,
	2 0 0 4	2 0 0 5

Government institutions	$1,152	$824
Advances to suppliers	42	156
Prepaid expenses	362	453
Other	36	20

	$1,592	$1,453

NOTE 5	–	FIXED ASSETS, NET

Composition:

	December 31,
	2 0 0 4	2 0 0 5

Cost:
Office equipment and furniture	$566	$588
Machinery, hardware and equipment	3,488	4,371
Software	1,479	1,630
Vehicles	24	24
Leasehold improvements	297	391

	5,854	7,004

Accumulated depreciation and amortization	3,638	4,605

Net book value	$2,216	$2,399

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 6	–	OTHER ASSETS

	December 31,
	2 0 0 4	2 0 0 5

Prepaid expense - long term	$73	$76
Deposits for rent agreements	15	29

	$88	$105

NOTE 7	–	OTHER PAYABLES AND CURRENT LIABILITIES

	December 31,
	2 0 0 4	2 0 0 5

Accrued vacation and employee benefits	$1,275	$1,681
Institutions - payroll related	376	1,135
Customer advances	586	485
Accrual for warranty and repairs	1,012	1,292
Accrued royalties	675	500
Accrued commissions to sales agents	510	974
Deferred revenue	469	494
Accrued expenses and other	1,578	1,310

	$6,481	$7,871

NOTE 8	–	LIABILITIES FOR VACATION AND SEVERANCE PAY

Composition:

	December 31,
	2 0 0 4	2 0 0 5

Liability for vacation pay (1)	$707	$759
Liability for severance pay (2)(3)	922	865

	$1,629	$1,624

(1)	This portion of the Company’s liability for vacation pay is not expected to be paid during the year subsequent to the balance sheet date. The liability for vacation pay, which is expected to be paid during the year subsequent to the balance sheet date, is included in current liabilities.

(2)	The liability for severance pay reflects the amounts due in accordance with existing labor agreements. The liability has been computed in accordance with the period of employment and the employee’s most recent salary. The liability for severance pay covers the Company’s entire obligation as of the balance sheet date, except for liabilities covered by payments to insurance policies and pension funds. Deposits in general severance fund in the amount of $167 and $172 (including accumulated profits) as of December 31, 2004 and 2005, respectively, are presented as long-term assets. Insurance policies and pension funds may be withdrawn subject to the fulfillment of the requisite conditions set forth under the Severance Pay Law – 1963. Amounts paid to insurance policies and pension funds and the related liabilities are not presented in the Company’s balance sheet, as these are not under the control in the Company’s management.

(3)	Some of the employees, who are part of the collective labor agreement, belong to a comprehensive pension plan, which entitles them to a pension upon retirement (or an earlier pension to a spouse in case of death) or disability payments. To secure these obligations, the Company deposits on an ongoing basis amounts to the relevant pension funds and charges such amounts to current operations.

The number of employees who were part of the said collective labor agreement as of December 31, 2004 and 2005 was 5 and 1, respectively.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities

(1)	As of December 31, 2005 the Company has provided several bank guarantees in the total amount of $1,024 to guarantee performance on contracts with customers, and other bank guarantees in the total amount of $436.

(2)	On May 31, 2004, the Company received a notice from a supplier, demanding $170 plus additional amounts contingent upon the Company’s results in future years (until 2006) in respect of services allegedly provided by the supplier. The parties submitted the dispute for arbitration in August 2004 but the arbitration failed, and in November 2004, a lawsuit was filed against the Company and its Chief Executive Officer in an amount of $147 based on the Company’s 2003 results. On December 30, 2004 the Company submitted a statement of defense and a cross-action in an amount of $130. On November 29, 2005 the Company received a letter from the supplier stating an intention to increase the amount of its claim to $700 based on the Company’s 2003 and 2004 results, 80% to be paid in cash and 20% to be paid with options. The letter further states the supplier intention to demand additional amounts and options contingent upon the Company’s 2005 and 2006 results. The Company’s management believes that the consolidatedfinancial statements as of December 31, 2004 and 2005 include an adequate provision for the disputed amounts.

(3)	In accordance with the Stamp Duty Law in Israel, parties who sign a document, jointly or severally, must pay stamp duty tax to the Israeli Tax Authorities. In September 2004 the Company received a letter from the Israeli Tax Authorities demanding that the Company present all the documents, which have been signed by the Company from June 1, 2003 and onward. On December 30, 2004 the legislators decided to gradually abolish the stamp duty tax over a three-year period. During 2005, the legislators decided to abolish the stamp duty tax for all documents that will be signed from January 1, 2006 and thereafter. The Company’s management believes that its consolidatedfinancial statements as of December 31, 2004 and 2005 include an adequate provision for this matter.

B.	Commitments

(1)	The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade (“OCS”), on proceeds from sales of products with respect to which the OCS has participated in research and development, up to the amounts of grants received by the Company plus interest. The royalties are payable at a rate of 3.5% of applicable sales. The total amounts of grants received, net of royalties paid or accrued, at December 31, 2005 was $8,383. Royalty expenses to the OCS in 2003, 2004 and 2005 were $859, $1,099, and $1,039, respectively.

(2)	Within the framework of agreements for product development, the Company is committed to pay royalties to third parties on future sales of the products resulting from that development. Royalty expenses from these agreements in 2003, 2004 and 2005 were $93, $52, and $33, respectively.

(3)	Lease commitments

In November 2001, the Company moved to a new building in Rosh Ha’ayin (Israel) on a 44,500 sq. feet (4000-sq.m) site. The lease contract was for a five-year period with an extension option for an additional ten years on a year-to-year basis. On June 17,2004 the Company signed a new lease contract on the same site, which replaced the old agreement and extended the lease period until May 2008. Based on the terms of the new agreement, the Company has an option to extend the period until May 2011. In addition to the above lease contract, on June 17,2004, the Company signed another lease agreement for additional 2,000 sq. feet (180-sq.m) site in the same location in Israel under similar conditions as described above.

The Company has a sales office located in Princeton (New Jersey) in a 3,800 sq. foot facility with a lease that expired in December 2005. On November 16, 2005 the Company agreed with the same landlord to lease a new facility in New Jersey. The new lease contract is for 7,350 sq. feet for a five- year period with an extension option of additional five years. The Company maintains smaller, regional sales offices in Frankfurt (Germany), Moscow (Russia), Mumbai (India), and Beijing (China).

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

B.	Commitments (cont.)

(3)	Lease commitments (cont.)

At December 31, 2005, the aggregate future minimum lease obligations (sales offices and motor vehicles) under all non-cancelable leases agreements were as follows:

Year ending December 31,
2006	$985
2007	833
2008	410
2009	145
2010 and thereafter	191

$2,564

NOTE 10	–	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of non-derivative assets and non-derivative liabilities. Non-derivative assets include cash and cash equivalents, trade accounts receivable, and other receivables and current assets. Non-derivative liabilities include trade accounts payable, and other payables and current liabilities. Due to the short-term nature of these financial instruments, their fair value is usually identical or close to the value at which they are presented in the financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL

A.

(1)	Ordinary shares

Shareholders of the ordinary shares are entitled to participate equally in the distribution of cash dividends and bonus shares. In case of liquidation these shareholders would be entitled to a proportionate share in the distribution of assets following the payment of all liabilities. Each ordinary share is entitled to an equal voting right in all matters to be voted on by Company’s shareholders.

On December 16, 2005 the Company completed an initial public offering (IPO) on the NASDAQ National Market. As part of this offering the Company: (i) effected a one-for-two and eight tenths reverse share split (every 2.8 shares were converted into 1 share); (ii) converted all preferred shares into ordinary shares by ratios described in 3 below, (iii) changed the par value per share to NIS 1.4 (from NIS 0.5, coincident with 2.8 ratio); and (iv) sold 4,500,000 shares to the public.

The price per share in the IPO was $7 per share and total proceeds net of underwriter’s commission were $29,295 (before deduction of issuance costs).

Prior to the IPO the Company had 15,357,143 authorized shares. On December 6, 2005, the Company’s shareholders general meeting resolved to increase its authorized shares to a total of 60,000,000.

(2)	Preferred shares

All preferred shares were converted into ordinary shares in a ratio determined in the shares issuance agreements (see (3) below). Before the conversion, the Preferred shareholders had liquidation rights as follows:

a)	The holders of the preferred B shares were entitled to receive, in preference to all other shareholders of the Company, an amount equal to the original issue price plus interest at the rate of 8% per annum, compounded annually, plus all declared but unpaid dividends on each preferred B share.

b)	After distribution in full of the series B preferred preference to the holders of the series B preferred shares, the holders of the series A preferred shares were entitled to receive an amount equal to the original issue price plus all declared but unpaid dividends on each series A preferred share.

c)	After distribution in full to the holders of the series A referred shares, the remaining assets, if available, were be distributed on a pro rata basis among all the preferred and ordinary shareholders in proportion to the number of ordinary shares then held by each such holder on an as-converted basis. For the pro rata calculation, the Articles of Association of the Company provide that in certain circumstances the ordinary shares held by Koor Industries Ltd. (“Koor”) a related party, will be deemed as 135% of Koor’s ordinary shares of the Company instead of 100%, up to $8,000, and thereafter Koor’s pro rata will be 100% of its ordinary shares.

(3)	Preferred shares conversion to ordinary shares

Each series A and B preferred share was eligible to be converted at any time into ordinary shares. In December 2005 all preferred shares were converted before the IPO into ordinary shares using a conversion ratio in accordance with the articles of Association of the Company as described below:

a)	Each Series A preferred share was converted to 1.169 ordinary shares.

b)	Each Series B preferred share was converted to 0.884 ordinary shares.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL (cont.)

B.	Share option plans

(1)	First Plan

In 1997, the Company’s Board of Directors approved a share option plan for the allotment of up to 131,620 options, to be granted to employees. Each option was exercisable, for no consideration, into one ordinary share.

As of December 31, 2005, 128,056 options were exercised into ordinary shares and 3,564 options were forfeited.

(2)	Second Plan

In October 2000 the Company’s Board of Directors approved a second employee share option plan for the allotment of up to 295,530 options. Each option is exercisable into one ordinary share, in exchange for a fixed exercise price of $2.8 per share.

The options vest at dates set forth in the plan, over a three-year period commencing at the end of one year of employment after the vesting commencement date. The exercise period expires six years from the date of grant. In December 2004 the Company’s Board of Directors approved an extension of the exercise period from six years to ten years.

The options allotted and the shares exercised thereof are to be held by a trustee in accordance with Section 102 (old version) of the Israeli Income Tax Ordinance.

In September 2003, some unvested options, which had been granted under this plan, were exchanged for new options with the same conditions as the previous options, but subject to the capital gains tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance.

As of December 31, 2005, 1,073 options were exercised into ordinary shares and 221,645 options are outstanding.

(3)	Third plan

In September 2001 the Company’s Board of Directors approved a third share option plan, under which employees, directors and suppliers of the Company (as well as related companies) would be allotted options to acquire Company ordinary shares.

In September 2003, some unvested options, which have been granted under this plan, were exchanged for new options with the same conditions as the previous options, but subject to capital gains tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance. Each option is exercisable into one ordinary share, under such conditions as set forth in the grant agreement in exchange for a fixed exercise price to be determined on the grant date. The exercise period expires ten years from the grant date.

These options generally vest 25% on the first anniversary after the vesting commencement date and 6.25% each quarter over the 3 years following the first anniversary.

In June 2005, the Company’s Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan to 2,608,131 shares. In June 2005 the Company granted 816,693 options under this plan with an exercise price of $2.8 per share, and resulting in a deferred stock-based compensation in the amount of $1,235 that was determined based on a contemporaneous valuation preformed by an unrelated valuation specialist.

In October 27, 2005, the Company’s Board of Directors approved a grant of 89,286 options with an exercise price of $7.84 per share, which reflects the fair market value of the Company’s ordinary shares based on a contemporaneous valuation performed by an unrelated valuation specialist.

In addition, the Company’s Board of Directors also approved on that date to increase the ordinary shares reserved for future allocations by 212,291, to a total of 2,820,422 shares under this plan, with the increased amount of options to be granted to the Chairman of the Company’s Board of Directors. The options shall vest proportionally on a monthly basis over 28 months, commencing on September 1, 2005 and the exercise price of the options shall be $7.84 per share, which reflects the fair market value of the Company’s ordinary shares based on a contemporaneous valuation performed by an unrelated valuation specialist.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL (cont.)

B.	Share option plans (cont.)

(3)	Third plan (cont.)

On November 17, 2005, the Company’s shareholders general meeting approved this allotment. In November 2005 the Company’s Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan by 2,500,000 shares, to a total of 5,392,284 shares effective upon consummation of the Company’s IPO. As of December 31, 2005, 11,004 options were exercised into ordinary shares and 2,880,333 options are outstanding.

(4)	Plan for two executives

During 2001, the Company’s Board of Directors approved share option plans for two executives. Under this plans a total of 229,147 and 183,941 options, respectively, were granted to these executives. The options are exercisable into ordinary shares in consideration for an exercise price of $2.8 per share. The options are exercisable over a period of 6 years. In December 2004, the Company’s Board of Directors approved an extension of the exercise period from six years to ten years from the date of grant.

As of the December 31, 2005, the number of options outstanding and exercisable under this plan was 413,088.

(5)	A summary of the information with respect to the Company’s share option plans, is as follows:

	Options outstanding	Weighted average exercise price

Balances, December 31, 2002	1,216,339	$2.98
Granted	1,262,003	$2.80
Exercised	-	$-
Forfeited	(277,199)	$2.80

Balances, December 31, 2003	2,201,143	$2.90
Granted	210,179	$3.12
Exercised	-	$-
Forfeited	(117,935)	$2.80

Balances, December 31, 2004	2,293,387	$2.92
Granted	1,312,587	$4.19
Exercised	(12,077)	$2.80
Forfeited	(78,831)	$2.80

Balances, December 31, 2005	3,515,066	$3.40

(6)	The following table summarizes information about share options outstanding as of December 31, 2005:

Options Outstanding				Options Exercisable
Range of exercise prices	Options at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options at December 31, 2005	Weighted average exercise price
		(Years)

$ 2.80	2,973,575	7.56	$2.800	2,001,578	$2.800
$4.312	185,387	9.53	$4.312	1,574	$4.312
$ 7.84	301,577	9.82	$7.840	30,328	$7.840
$8.344-$8.40	54,527	5.99	$8.374	50,955	$8.372

Total	3,515,066	7.83	$3.399	2,084,435	$3.011

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.	Geographic information

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Revenues:
USA	$2,474	$4,068	$6,433
Caribbean	33	3,927	210
Other	843	1,201	2,717

Total North and South America	3,350	9,196	9,360

China	3,516	3,221	7,117
India	3,129	1,293	1,423
Other	4,178	4,831	3,845

Total Asia and the Pacific Rim	10,823	9,345	12,385

Russia	3,342	4,143	3,049
Italy	3,768	1,348	2,960
Other	9,768	11,019	17,037

Total Europe, the Middle East and Africa	16,878	16,510	23,046

Total revenues	$31,051	$35,051	$44,791

	December 31,
	2 0 0 4	2 0 0 5

Fixed assets, net:
Israel	$2,119	$2,303
USA	97	96

Total	$2,216	$2,399

B.	Revenues by major customers

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Customer A	$-	$3,927	$210

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES

A.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1996 the Company received from the Investment Center of the Ministry of Industry and Trade of the State of Israel an approval certificate for an investment program for the production of digital-video compression and distribution systems. In July 2001, the Company received from the Investment Center the final approval for this program.

In 2000, following the completion of the first investment program ended, the Company received from the Investment Center an approval certificate for an expansion program. The program’s investments were concluded in December 2003 and in September 2005; the Company received from the Investment Center the final approval for this expansion program.

In 2004 the Company received an approval certificate for additional expansion program. The additional expansion program will end on July 18, 2006 with an extension option of another year.

The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for the first program which provides an exemption for the first four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for the first program which provides a remaining period of three to six years) of the benefit period depending on the holdings of the non-Israeli shareholders in the Company’s shares.

These benefits are granted to income generated from the assets included within the framework of the approval certificate, subject to the fulfillment of the conditions stipulated in the approval certificate.

The period for utilizing the tax benefits commences with the year in which the Company first reports taxable income from the relevant assets (provided that 12 years have not yet elapsed from the first year defined as the “operational year” pursuant to the Law or, 14 years from the receipt of each of the approval certificates, the earlier of the two).

In addition, the Law provides accelerated depreciation rates for tax purposes. The first program’s initiation year was set as 1999. Due to losses for tax purposes, the Company has not utilized the benefits in the framework of this approval.

The Company’s income not stemming from the assets acquired within this framework are subject to ordinary corporate tax rates in Israel (see F).

Should the Company distribute cash dividends to its shareholders out of the profits stemming from the assets entitled to a tax exemption, the Company would be subject to a 25% tax on such distributions.

B.	Taxation under inflationary conditions

The Company reports its income for tax purposes in accordance with the Income Tax Law (Inflationary Adjustments), 1985, which serves as the basis for measuring the taxable income in New Israeli Shekels adjusted to the changes in the Israeli Consumer Price Index.

C.	Income taxes expenses for all years presented, relates to SVNI.

D.	As of December 31, 2005 the Company has recorded a valuation allowance for the entire amount of deferred tax assets arising from tax loss carry forwards in the amount of $22 million, due to management estimation that the realization of such amounts is not considered to be more-likely-than-not.

E.	The Company’s effective tax rate differs from the statutory rate applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carryforward (see D above).

F.	Israeli tax reform

On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli Parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. The amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and 25% thereafter.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14	–	LOSS PER ORDINARY SHARE

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Net loss	$(3,583)	$(2,941)	$(3,850)
Dividend on preferred shares	(258)	(1,002)	(1,285)

Net loss attributable to ordinary shares	$(3,841)	$(3,943)	$(5,135)

Weighted average number of ordinary shares outstanding used in
basic and diluted loss per ordinary share calculation	2,759,213	2,759,213	3,216,786

Basic and diluted net loss per ordinary share	$(1.39)	$(1.43)	$(1.60)

NOTE 15	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

During 2003, 2004 and 2005 the Company provided research and development services to a related party, which was a subsidiary of Koor up to 2005.

Balance sheet data:	December 31,
	2 0 0 4	2 0 0 5

Trade accounts receivable	$632	$-

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Statement of operations data:
Revenue	$1,498	$597	$534