Form 20-F
period 2006-12-31
Scopus Video Networks Ltd.
filed 2007-04-12
CIK 1342575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-14662

Scopus Video Networks Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

10 Ha'amal St., Park Afek, Rosh Ha'ayin 48092, Israel

(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value NIS 1.40 per share	Nasdaq Global Market

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

13,358,333 Ordinary Shares

        Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

        Important factors that could cause actual results to differ materially from the forward looking statements we make in this annual report are set forth in “Risk Factors.” All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in “Risk Factors,” in which we have disclosed the material risks related to our business. These forward looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward looking statements. We undertake no obligation to update any of the forward looking statements after the date of this annual report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

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

        The following selected consolidated financial data should be read together with “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2005 and 2006 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2004, 2005, and 2006 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP, and audited by Brightman Almagor & Co., an independent registered public accounting firm, and a member firm of Deloitte Touche Tohmatsu. Their report appears elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements which are not included in this Form 20-F. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year.

	Year Ended December 31,
Consolidated Statement of Operations Data:	2002	2003	2004	2005	2006
	(in thousands except share and per share date)

Revenues	$23,278	$31,051	$35,051	$44,791	$47,272
Cost of revenues	11,797	16,487	16,086	22,593	24,274
Gross profit	11,481	14,564	18,965	22,198	22,998
Research and development expenses, net
of participation by OCS	6,619	6,492	9,184	10,124	10,240
Sales and marketing expenses	8,487	9,618	10,751	13,191	12,602
General and administrative expenses	2,876	2,075	2,129	3,024	4,876
Operating loss	(6,501)	(3,621)	(3,099)	(4,141)	(4,720)
Financing income, net	89	99	187	346	963
Other income (expense), net	1	(5)	1	-	-
Loss before income taxes	(6,411)	(3,527)	(2,911)	(3,795)	(3,757)
Income tax expense	(110)	(56)	(30)	(55)	(35)
Net loss	(6,521)	(3,583)	(2,941)	(3,850)	(3,792)
Net loss	(6,521)	(3,583)	(2,941)	(3,850)	(3,792)
Dividend on preferred shares	-	(258)	(1,002)	(1,285)	-
Net loss attributable to ordinary shares	$(6,521)	$(3,841)	$(3,943)	$(5,135)	$(3,792)
Basic and diluted net loss per ordinary share(1)	$(2.36)	$(1.39)	$(1.43)	$(1.60)	$(0.29)
Weighted average ordinary shares used in
computing basic and diluted net loss per
ordinary share(1)	2,759,213	2,759,213	2,759,213	3,216,786	13,204,500

	As of December 31,
	2002	2003	2004	2005	2006
Balance Sheet Data:	(in thousands)

Cash and cash equivalents	$6,767	$10,645	$12,605	$33,644	$29,950
Working capital	8,455	12,767	17,340	41,694	39,976
Total assets	21,771	26,257	31,061	57,734	56,164
Long-term liabilities	1,800	1,892	1,629	1,624	1,661
Accumulated deficit	(22,755)	(26,338)	(29,279)	(33,129)	(36,921)
Shareholders' equity	9,455	13,373	18,182	42,746	41,519

(1)	See Note 2N and 14 in the “Index to Consolidated Financial Statements” for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

3B.	Capitalization and Indebtedness

        Not applicable

3C.	Reasons for the Offer and Use of Proceeds

        Not applicable

3D.	Risk Factors

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

        We must design our products to support emerging technologies and features, including personalized programming, targeted advertising, new compression standards, HDTV, distributed networking, dense decoding, advance head-end processing and the greater use of video-over-IP. Our products must also meet industry standards in the geographical regions in which we operate. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase.

        Sales of our products are also dependent on the market acceptance of advanced video services. If adoption of advanced services is not as widespread or as rapid as we expect, or if we are unable to develop new products based on emerging technologies on a timely basis, our results of operations would be materially and adversely affected.

MPEG-4

        We introduced an MPEG-4 compatible encoder, which was available for shipment in the third quarter of 2006. We have initiated our research with regard to the development of an MPEG-4 compatible decoder. To the extent our targeted customers require MPEG-4 compatibility, we may be unable to successfully market our encoders and decoders until MPEG-4 support can be developed, particularly in the U.S. where there is a growing demand for advanced compression technologies. Developing MPEG-4 support will require significant research and development efforts and license fees. If we are unable to upgrade our products to newer compression technologies in a timely and cost-effective manner, we may not be able to market or sell our products, which would adversely affect our results of operations.

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

HDTV

        While our intelligent video gateway processes HDTV content, and we currently resell third-party HDTV encoders and decoders, the encoders and decoders developed by us do not currently support HDTV. We are currently developing HDTV encoders and decoders, which we expect to be available for shipment towards the end of 2007 and 2008, respectively. To the extent our target customers prefer to purchase HDTV encoders and decoders developed by us rather than third-parties, we may be unable to successfully market these products. Until we develop HDTV encoders and decoders, we will rely on the resale of third-party products which have lower gross margins than internally-developed versions. If we are unable to provide HDTV support in our encoding and decoding products, we may not be able to compete effectively, particularly in the U.S., which would adversely affect our results of operations.

Personalized and Targeted Advertising

        The ability to support personalized and targeted advertising are essential features of our intelligent video gateway. We have successfully demonstrated targeted advertising, and first shipment of products incorporating a targeted advertising feature was made in the third quarter of 2006. We have not yet commenced developing personalized advertisement feature. If we are unable to successfully introduce new features on a timely basis, our prospective customers may be unwilling to purchase our intelligent video gateway and our competitive position and results of operations would be adversely affected.

We intend to continue to increase our sales and marketing efforts in the U.S. to major cable operators. We may not be successful in this activity, which could adversely affect our results of operations.

        Our ability to increase our sales in the U.S. to major cable operators depends on our ability to obtain key customers in these markets, and to continue to devote substantial technical, marketing and sales resources to these markets, which have lengthy equipment qualification and sales cycles. We will need to continue to engage distributors who will be able to market and support our products effectively. Large cable operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. Large annual purchase agreements or contracts with U.S. major cable operators are not typical. If we are unable to successfully increase our sales in the U.S., or to major cable operators, our results of operations would suffer.

We have a history of losses and may never achieve or maintain profitability.

        We have incurred losses in each year since our inception, and as of December 31, 2006, we had an accumulated deficit of $36.9 million. Our losses may increase in the future as we expand our research and development activities and increase our manufacturing and sales and marketing capabilities. The future success of our business will depend on our ability to increase product sales, develop additional products and applications, expand our sales force and distribution network and control costs, which we may be unable to do. We may not generate sufficient revenues from product sales or generate sufficient free cash flow in the future to achieve or maintain profitable operations, resulting in the possibility of future capital requirements.

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

Our focus on developing products designed for the U.S. market require adaptation before sale outside of the U.S. and delay development of new products designated solely for markets outside the U.S., which may result in additional development costs and delays in sales outside of the U.S.

        The U.S. market imposes specific standards on products such as ours, which are different from those applicable in other parts of the world. As a result, we have directed a substantial portion of our recent research and development efforts toward the development of products for the U.S. market. We need to modify certain of these products before we are able to sell them outside of the U.S. or delay development of new products designated solely for markets outside the U.S., which may result in additional development costs and which may delay our ability to introduce new products outside of the U.S. in a timely manner and have an adverse effect on our results of operations.

Our business is dependent on the capital spending patterns of network operators, and any decrease or delay in capital spending by them would adversely affect our operating results and financial condition.

        Demand for our products will depend on the magnitude and timing of capital spending by network operators as they construct and upgrade their networks. The ordering patterns of our customers are sporadic, and the capital spending patterns of network operators are dependent on a variety of factors, including:

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

        We compete in a highly competitive market. We compete primarily on the basis of the technological merits of our products, cost, support and product availability. Many of our competitors are large companies with significantly greater financial, marketing, human and other resources than us, which may give them competitive advantages over us. Our larger competitors have broader product lines that our target customers may prefer. Recently, two of our competitors Scientific-Atlanta and Tandberg, were acquired by Cisco and Ericsson, respectively. Our target customers may award initial contracts to larger suppliers than us, which may limit our ability to sell to target customers. Our revenues and our sale prices may decline significantly if our competitors introduce equivalent or superior products. In addition, many of our competitors manufacture their products in countries where the cost of production is significantly lower than in Israel, where we produce most of our products, thus decreasing their cost and thereby the sale price of their products.

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

        Sales to customers outside the U.S. for 2004, 2005 and 2006 represented 88.4%, 85.6%, and 82.8% of our revenues, respectively. We expect that non-U.S. sales will continue to represent a major portion of our revenues for the foreseeable future. Substantially all of our research and development and contract manufacturing occurs in Israel. Our operations, the operations of our contract manufacturers and our sales in non-U.S. markets, are subject to a number of risks, including:

–	longer payment cycles;

–	potentially weak protection of intellectual property rights in certain countries;

–	the burden of complying with a wide variety of foreign laws, treaties and technical standards;

–	import and export license requirements, tariffs, taxes and other trade barriers; and

–	political and economic changes and instability.

        In 2006, most of our revenues were denominated in U.S. dollars, and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Fluctuations in currency exchange rates could cause fluctuations in our revenues, accounts receivable, accounts payable and other monetary assets and liabilities. We engage in currency hedging from time to time to reduce the risks associated with fluctuations in currency exchange rates. If we do not successfully engage in hedging transactions, our results of operations may suffer. Fluctuations in currency exchange rates also could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales in that country, which could adversely impact our business and results of operations.

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

        We are highly dependent on the members of our executive management team and technical staff, including, in particular, Yaron Simler, who was appointed as our Chief Executive Officer since January 2007, and David Mahlab, the Chairman of the Board of Directors and former Chief Executive Officer. We do not currently carry “key man” insurance with respect to either Mr. Mahlab or Dr. Simler. We depend on our management’s and technical staff’s experience and familiarity with our technology to execute our business strategy. We have entered into employment agreements with both Mr. Mahlab and Dr. Simler pursuant to which they have agreed not to engage in certain activities that directly compete with us upon their termination of employment. However, these prohibitions against Mr. Mahlab and Dr. Simler’s competitive activities are limited to four months and one year, respectively, following their termination of employment. Our employment agreement with Mr. Mahlab requires a one-year notice of termination and that he is entitled to use any of his accrued vacation. Our success will also depend in large part on our ability to continue to attract, retain and motivate highly skilled management and technical personnel. The departure or other loss of any member of our executive management team or technical staff could harm our ability to effectively develop and market our products.

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

        As a public company, we are spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ Stock Market rules. Particularly, as a foreign private issuer, we will need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act no later than the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2007. Section 404 requires management’s annual review and assessment of the effectiveness of our internal controls structure and procedures of our financial reporting in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2007. Commencing with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2008, and with each subsequently filed annual report on Form 20-F, we are also required to included attestation and report of our independent registered public accounting firm, on the assessment made by the management of the effectiveness of our internal controls structure and procedures of our financial reporting. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will require us to hire additional personnel and outside advisory services and will result in additional accounting and legal expenses.

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

        We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $20.1 million in 2000 to $47.2 million in 2006. During the next two years, we expect to continue to expand our research and development, sales and marketing and manufacturing activities, including our activities in the U.S. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

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

        The European Union has adopted the 2002/96/EC Directive on Waste Electrical and Electronic Equipment, or WEEE directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the 2002/95/EC Directive on Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Our products fall under the scope of both directives as electrical and electronic equipment. Certain of our key components use lead. Under WEEE, we are now responsible for financing operations for the collection, treatment, disposal and recycling of past and future products sold in the European Union. Implementation of these directives is carried out at national level by each of the European Union Member States. Because the specific national requirements have not yet been finalized in all Member States, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

Risks Related to our Ordinary Shares

Our ordinary shares have only been traded for a short period and our share price may be volatile.

        Our ordinary shares commenced trading in December 2005, there has been no public market for our ordinary shares prior to that. The lack of a trading market may result in the loss of research coverage, if any, provided by securities analysts, or the loss of, or failure to secure, coverage by securities analysts may negatively impact the public trading market for our ordinary shares. The market price of our ordinary shares would be affected by a number of factors, including changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares, and market conditions in our industry, the industries of our customers and the economy as a whole. If our future quarterly results or guidance for future periods are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is low.

Our major shareholders, officers, directors and affiliated entities own a majority of our ordinary shares and control us.

        Our major shareholders, executive officers, directors and entities affiliated with them, in the aggregate, will beneficially own approximately 55.1% of our outstanding ordinary shares (including shares subject to options granted to such shareholders that are currently exercisable or exercisable within 60 days of March 15, 2007). These shareholders, if acting together, would be able to control all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Future sales of our ordinary shares could reduce our share price.

        As of December 31, 2006, we have 13,358,333 ordinary shares outstanding. We filed a registration statement on Form S-8 under the Securities Act to register 6,022,949 ordinary shares issued or issuable under our shares option plans. As of December 31, 2006, options to purchase 3,998,007 ordinary shares were issued and outstanding, of which options to purchase 2,463,131 ordinary shares had vested and had not been exercised. We have granted to a number of our shareholders, who together own a total of approximately 8,462,888 ordinary shares, registration rights with respect to their ordinary shares or ordinary shares underlying other securities. Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. In addition, a substantial number of shares held by our current shareholders or issuable upon exercise of options will be eligible for sale in the public market, and could be sold pursuant to registration under the Securities Act or an exemption from registration.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

        If, for any taxable year, our passive income, or our assets that produce passive income, exceeds levels provided by U.S. law in relation to our non-passive income or our non-passive assets, respectively, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes.

        Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued, and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a passive foreign investment company for the current taxable year until after the close of the year. Moreover, we must annually determine our passive foreign investment company status based on tests which are factual in nature, and we are therefore unable to determine whether we will become a passive foreign investment company in the future. While we intend to manage our business to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering, and our market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure you that we will not be considered a passive foreign investment company for any taxable year. Characterization as a passive foreign investment company could result in adverse U.S. tax consequences to our shareholders.

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

        Our principal executive offices, research and development facilities and contract manufacturer are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian authorities have occurred only intermittently. In recent months, there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In addition, despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could disrupt our operations and adversely affect the willingness of customers outside Israel to buy our products, which could increase our costs and adversely affect the expansion of our business and our results of operations.

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

        While, under OCS rules, we may sell final electronic products which are based on technology developed with OCS funding worldwide without violating OCS transfer restrictions, the technology itself may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer for the purpose of OCS rules means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

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

        We were incorporated in the State of Israel in December 1993 as Telcatel Teletec Advanced Telecommunications Ltd., a wholly-owned subsidiary of Tadiran Ltd. We changed our name in 1994 to Scopus Imaging Ltd., and in 1995, Tadiran spun-off its activity in the field of digital video networking to us, and we were renamed Scopus D.V.C. Ltd. In 1996, we changed our name to Tadiran Scopus Ltd., in 2001 to Scopus Network Technologies Ltd. and in 2005 to Scopus Video Networks Ltd. We have a wholly-owned subsidiary, Scopus Video Networks Inc. a Delaware corporation located at 3 Independence Way, 1st floor Princeton NJ, 08540 , which also serves as our agent for service of process in the U.S. We maintain regional sales offices in China, India, Japan, and Russia.

        Our principal executive offices are located at 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel. Our telephone number is (972-3) 900-7777. Our website address is www.scopus.net. The information on our website does not constitute part of this annual report.

        We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S.

        Principal Capital Expenditures

        We had capital expenditures of 1.6 million in 2006, 1.2 million in 2005, and $0.8 million in 2004. We have financed our capital expenditures with cash generated from operations and financing activities.

        Our capital expenditures in 2006 consisted primarily of purchases of a laboratory equipments for R&D. Our capital expenditures in 2005 consisted of a laboratory equipments for R&D and test equipment for production, and in 2004, consisted primarily of purchases of laboratory equipments for R&D.

4B.	Business Overview

Overview

        We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We focus exclusively on digital video networking, which we believe allows us to offer products with compelling features and performance at competitive prices. We provide a comprehensive digital video networking product offering, which we believe is a key competitive differentiator for us. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our products are used in hundreds network operators across the golbe.

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

        The worldwide transition from analog to digital video is still at an early stage. According to Informa Telecoms & Media, a market research firm, the rate of digital television adoption in North America is expected to increase from nearly 60% of television households in 2006, to close to 100% in 2011. On a worldwide basis, the rate of digital television adoption is expected to increase from 13% of television households at the end of 2005, to 40% by the end of 2011. We believe the worldwide transition to digital video is driven by the inherent performance and efficiency advantages of this technology, as well as the following key factors:

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

        Benefits of personalized programming. To attract and retain subscribers, network operators are utilizing digital video technologies to deploy personalized content that is tailored for specific interests or communities. For example, video-on-demand and digital video recorders provide consumers with the ability to start a wide array of programs at the time of their choosing with full pause, rewind and fast-forward capabilities. According to Informa Telecoms & Media, the revenues generated by on-demand services are expected to increase from $5.2 billion at the end of 2005, to $11.6 billion at the end of 2010. Digital program insertion allows network operators to seamlessly insert local advertisements into live programming. Digital advertising insertion enhances advertising effectiveness and network operator revenues by delivering targeted advertising to specific regions, cities or even neighborhoods.

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

Challenges for Network Operators

        Network operators face a unique set of challenges as they look to deploy digital video services and migrate to video-over-IP. As operators offer new services and seek to deliver personalized content, networks are becoming increasingly complex and capacity constrained. The initial capital costs and ongoing operating expenses associated with the deployment of new services are considerable. Rapidly evolving technologies and standards are leading to market confusion and increased deployment risk. The commercial-skipping features of many digital video recorders are threatening valuable sources of advertising revenues and are necessitating new methods of delivering targeted and personalized advertising. Therefore, while digital video represents a significant opportunity for network operators, the challenges involved in deploying successful and profitable digital video services are equally significant. Specific challenges for various market segments include:

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

        Telecom. Many telecom service providers are seeking to enter the video market with the introduction of IPTV services. Because they lack a preexisting video network, most telecom service providers must deploy new video equipment facilities, which create a significant opportunity for digital video equipment suppliers. Certain telecom service providers have decided to utilize copper telephone lines to deliver video to end-users. This approach poses bandwidth constraints and requires the use of video compression products.

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

        Terrestrial. In the terrestrial broadcasting market, operators in many countries are now required by regulation to convert from analog to digital transmission in order to free broadcast spectrum. The conversion to digital transmission often provides the opportunity to deliver new services, such as HDTV and data transmission. Like cable and satellite operators, these broadcasters must convert analog signals to digital prior to transmission and must also effectively manage the available bandwidth to maximize their revenue.

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

        Application flexibility. Our flexible products address multiple digital video applications and operate in satellite, cable, telecom and terrestrial broadcasting environments. For example, our products currently support digital television, HDTV, live event coverage and content distribution and are currently being enhanced to support personalized programming and targeted advertising. The flexibility of our products allows our customers to deliver multiple applications from a single product and more easily expand the types of services offered to their subscribers.

Products

        We develop, market and support digital video networking products that enable network operators to offer advanced video services to their subscribers. Our products are typically installed in network operator equipment or broadcast centers. The principle elements of our product line include:

        Intelligent video gateways. Our IVG-7000 intelligent video gateway is a high-capacity video processing platform. Video processing refers to a collection of steps involved in digital video delivery, including:

–	aggregating multiple digital video channels;
–	adjusting the transmission rate of the various channels;
–	selecting and dropping specific channels to create desired program combinations;
–	Splicing for program or ad insertion;
–	encrypting the signal; and
–	directing the content over the network using the most desirable path.

        Our intelligent video gateway performs these functions completely within the digital domain, avoiding the inefficiency of analog-to-digital and digital-to-analog conversions and the costs of additional equipment. High-capacity video processing provides network operators with greater control over their video services, including the ability to offer personalized programming and targeted advertising. Our flexible intelligent video gateway can support a variety of services and is upgradeable to support future applications. Our platform currently supports digital television, HDTV, IPTV and content distribution, among other applications. We are developing an enhanced version of the product to support personalized programming and targeted advertising, which we started shipping in late 2006. The compact, modular design of our intelligent video gateway allows our customers to purchase the system with a minimal upfront investment, and gradually increase network capacity by adding additional products. We offer versions of the product tailored for cable, satellite and telecom networks.

        Encoders. Encoders convert analog video content into a digital format and compress and encrypt the traffic for transmission across a network. Our encoders are designed to allow network operators to securely deploy bandwidth-intensive video content, preserve network capacity and deliver a superior picture quality. We offer two families of encoders. Our E Series is a field-proven and cost-effective family of encoders supporting a single MPEG-2 video channel. We began shipping the E Series, our third generation of encoders, in 2000. In 2005, we introduced the UE-9000, our fourth generation encoder. The UE-9000 is a dense encoder supporting up to four video channels and eight audio channels in a compact, pizza-box form-factor. We began shipping a version supporting MPEG-2 compression technology in the first quarter of 2006, and MPEG-4 compatible version in the third quarter of 2006. Further, in the second half of 2006, we introduced MPEG-4 HD encoder based on the UE platform, which is not yet available for delivery.

        Decoders. Decoders receive digital video signals and covert the content back to its original analog format. With over 50,000 units shipped to date, we believe our 2600/2800 Series is among the most widely deployed decoders outside of the U.S. We began shipping the 2600/2800 Series in 2000. We recently introduced the IRD-2900 Series, a high-density decoder which replaces the 2600/2800 Series. We began shipping versions of the IRD-2900 featuring single and dual decoders in the third quarter of 2005. In the first quarter of 2006, we introduced the UID-2912, a product designed to decode IP-based content, allowing cable operators to transition their analog networks to digital through a process known as digital simulcast, among other applications. We began shipping a version of the UID-2902 featuring dual decoders in the second quarter of 2005 and we have a version featuring 12 decoders available for shipment since the first quarter of 2006. Our decoders currently support MPEG-2.

        Management Products. We offer a range of products designed to enable our customers to more easily deploy and manage their video services. Our NMS-4000 network management system is designed to provide network operators with greater control over their video networks, thereby protecting the quality and availability of their critical services. Our CAS-5000 conditional access system enables small- and medium-sized network operators to control access to, and provide billing information for, video services. Our products also interoperate with a variety of third-party, open conditional access systems. We began shipping our NMS-4000 and CAS-5000 products in 2001. Our next generation Network Management system, NMS-7000 is currently in development. The NMS-7000 is service based management and IP based targeting distributed and centralized architecture as well.

        Ancillary Products. We provide a range of ancillary products to assist our customers in the build-out and operation of their digital video networks. For example, our statistical multiplexers and remultiplexers combine and separate multiple digital video streams to simplify transmission and conserve network bandwidth. We also resell third-party modulators and video routers used to transport video streams over various networks and third-party HDTV encoders and decoders supporting MPEG-2.

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

        Video pre-processing. Our video pre-processing techniques condition video content prior to encoding in order to improve picture quality and conserve bandwidth. Application of our pre-processing capabilities results in smoother, sharper pictures than would otherwise be possible without pre-processing.

        Splicing. Our splicing expertise allows network operators to add video content directly into an existing program. Splicing allows network operators to add local content to national news feeds, deliver targeted advertising and other messages onto a video stream. Unlike traditional analog techniques, we perform splicing completely within the digital domain. We also employ sophisticated techniques to splice content with different data transmission rates.

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

        Network management. Our network management technologies allows network operators to operate, control and manage Scopus’ head-end devices and more specifically identify service failures in certain locations and therefore can automatically redirect traffic to minimize customer service interruptions. The Network Management system is based on distributed architecture, enabling the control, signal flow management and monitoring throughout nation wide deployment.

Sales and Marketing

        We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our direct and OEM channels generally target large accounts, while we rely on our network of approximately 100 third-party distributors to target small- and mid-size customers.

        We have made selective use of OEM partnerships to increase access to certain customers and geographies. Our conditional access neutral decoders 2900 and UID-2912 decoders are currently resold by Cisco, who recently acquired Scientific-Atlanta as models D9840/42 and UID-2912, respectively, and our decoders are currently resold by Harmonic. In addition, our decoders are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEM partners have constituted a small portion of our revenues to date, we view this channel as a key growth opportunity and intend to expand our existing relationships and form new relationships. In particular, the OEM channel is a key element of our strategy to access larger cable and telecom service providers, particularly in the U.S.

        We organize our worldwide sales efforts into the following territories:

        Europe, the Middle East and Africa. Our sales efforts in this region are directed through regional sales offices in Russia and through our headquarters in Israel.

        Asia and the Pacific Rim. Our sales efforts in Asia and the Pacific Rim are centered in China, India, Japan, Korea and Taiwan. We maintain regional sales offices in China, India, and Japan, although the majority of our sales in this region are made through local distributors.

        North and South America. Our sales efforts in the Americas are directed from our Princeton, New Jersey office, which also serves as our U.S. headquarters. Our Central & South American activities are managed through our headquarters in Israel with local presence in Argentina and Brazil.

        During 2006, these three regions accounted for 51%, 28% and 21% of our revenues, respectively. Sales outside of the U.S. accounted for 82.8% of our revenues in 2006. While the majority of our sales efforts to date have been focused on Europe and Asia, we view the U.S. as a key growth opportunity and expect to expand our sales and marketing efforts in this region.

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

Customers

        Our products have been deployed by over 500 network operators in 50 countries, including satellite and cable operators, telecom service providers and terrestrial broadcasters. Our top ten customers accounted for 39.5%, 37.3% and 39.2% of our revenues for 2004, 2005 and 2006, respectively. We generally do not have long-term, binding written agreements with our customers, and instead, ship products based upon either short-term projects or purchase orders received.

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

        Research and development expenses, net of participation by the OCS, as a percentage of revenues in, 2004, 2005, and 2006 were 26.2%, 22.6%, and 21.6% respectively. Our current research and development efforts are focused heavily on video compression systems incorporating MPEG-2 and newer compression standards such as MPEG-4 for both SD and HD formats. We also devote considerable development resources to video-over-IP, splicing and network management. Over 80% of our research and development staff are accredited engineers and the remainder are professional technicians.

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

        Our primary competitors in the intelligent video gateway market are Terayon Communications Systems and BigBand Networks. Scientific-Atlanta, which was recently acquired by Cisco, announced a product to address this market and started to ship its’ first release early 2006. Our primary competitors in the market for encoders and decoders are Tandberg Television, which was recently acquired by Ericsson, and Harmonic. From time-to-time, we compete with larger companies such as Scientific-Atlanta, Thomson and Motorola.

        We also face competition from the adoption of industry standards that our products do not support. For example, Microsoft is actively marketing a compression standard, referred to as VC-1, which our products do not currently support. To the extent our targeted customers adopt VC-1, or other standards that our products do not support, we would be limited in our ability to sell our products to those customers until we could enhance our products to support those standards, which may be a costly and time-consuming process. Further, the Chinese government announced the AVS, advanced compression technique to be used in China. The AVS is a competitive compression scheme both to MPEG-4 and VC-1.

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

Intellectual Property

        Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by one issued patent in the U.S. (U.S. Patent 6,784,811) and we have several additional patent applications pending in the U.S. We also have developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S. We also license technology from, and pay royalties to, Dolby Laboratories and MPEG under license agreements. Further, in May 2006 we commenced negotiation with SISVEL, organization that holds MPEG-2 audio encoding and decoding patents, for a license to use these patents.

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

Employees

        As of March 15, 2007, we had 277 full-time employees, consisting of 105 in research and development, 74 in sales, marketing, service and support, 68 in operations and 30 in general and administrative functions within the organization. We consider our relationships with our employees to be good.

Legal Proceedings

        We are currently a party to a legal dispute with one of our suppliers with respect to services allegedly provided by the supplier. In November 2004, the supplier filed a monetary claim against us and our chairman in the amount of US$150,000. According to the claim, we owe the supplier monies for counseling services provided by him on the year of 2003. In December 2004 we submitted a statement of defense and a cross action in the amount of US $140,000.The evidentiary stage in the claim, that has been taking place since October 2006, is close to its end and the court is about to set the dates for submitting summaries by both parties. In May 2006, the same supplier filed a second claim against us and our chairman in the amount of US$ 800,000. According to the claim, we owe the supplier monies for counseling services provided by him on the years 2004-2005. During the attempts for mediation and negotiation proceedings that were maintained by us and the supplier starting from December, 2006 and that have not yet come to a successful end, we had agreed to pay the supplier, without admitting any claim what so ever, and for negotiation purposes only, US $380,000 in return to a final and complete dismissal of both claims. We intend to continue the negotiations with BTM without raising the said amount.

        The Israeli Stamp Duty on Documents Law, 1961 (Stamp Duty Law), provides that most documents signed in Israel or related to Israeli assets are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. Until June 1, 2003, the stump duty has generally been paid only if and when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In September 2004, we received a letter from the Israeli tax authorities demanding that we present all the documents that have been signed by us from June 1, 2003 and onward. On December 2005, the Stamp Duty Law was amended, so that documents signed on January 1, 2006 and onward are no longer subject to stamp duty. We believe that our consolidated financial statements as of December 31, 2006 included an adequate provision for this matter.

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

        The European Union has adopted the 2002/96/EC Directive on Waste Electrical and Electronic Equipment, or WEEE directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the 2002/95/EC Directive on Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Our products fall under the scope of both directives as electrical and electronic equipment. Certain of our key components use lead. Under WEEE, we are now responsible for financing operations for the collection, treatment, disposal and recycling of past and future products sold in the European Union. Implementation of these directives is carried out at national level by each of the European Union Member States. Because the specific national requirements have not yet been finalized in all Member States, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

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

        We lease approximately 54,478 square feet of office space in Rosh Ha’ayin, Israel under a new contract lease that commenced in June 2006 and expire on May 2011. Our Israeli office serves as our worldwide headquarters, houses our primary research and development efforts and also functions as a regional sales office for Europe, the Middle East and Africa.

        Our U.S. headquarters and primary sales office for the Americas is located in Princeton, New Jersey in a 7,350 square foot facility with a lease that expires in November 2010, with an option for an additional 5 year period.

        We maintain regional sales offices in China, India, Japan and Russia. We believe that our facilities are adequate for our currently anticipated needs, and we expect that additional facilities will be available on reasonable terms in other geographic locations to the extent we add new offices.

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

        We introduced the first generation of our encoders and decoders in 1995. The majority of our revenues to date have been derived from sales of encoders and decoders. In 2001, we began the development of our intelligent video gateway, an advanced video processing product. We have since directed a large portion of our research and development efforts towards developing and marketing this product. We began shipping our intelligent video gateway in the fourth quarter of 2003. Our operating expenses increased in 2004 as we continued development and marketing activities related to this product. During 2006, sales of our intelligent video gateway represented approximately 12.8% of our revenues. We expect the percentage contribution to our revenues from our intelligent video gateway to increase in future periods as we increase our sales and marketing efforts related to this product line.

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

        We devote a significant amount of our resources toward research and development to introduce and enhance products in support of our growth strategies. Research and development expenses, net of participation by the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor, or OCS, as a percentage of revenues in 2004, 2005, and 2006 were 26.2%, 22.6%, and 21.6%, respectively.

        Our current research and development efforts are focused heavily on personalized programming, targeted advertising, HDTV MPEG-4 encoding and video compression platform incorporating MPEG-2 and newer compression standards such as MPEG-4. We also devote considerable development resources to video-over-IP, advance integrated decoding & processing platform and network management. Our success in designing, developing and manufacturing new or enhanced products will depend on a variety of factors, including the identification of products addressing market demand, timely design and development and effective manufacturing and assembly processes. Because of the complexity of our research and development efforts, we cannot ensure that we will successfully develop new products, or that our newly developed products will achieve market acceptance. Our failure to successfully develop and introduce new products could harm our business, operating results, and profits.

        We organize our worldwide sales efforts into three territories, including: Europe, the Middle East and Africa; Asia and the Pacific Rim; and North and South America. During 2006, these three regions accounted for 51%, 28% and 21% of our revenues, respectively. We market our products through a combination of third-party distribution, direct sales and partnerships with OEMs. Our Conditional Access Neutral decoders 2900 and UID2912 decoders are currently resold by Scientific-Atlanta, recently acquired by Cisco, as models D9840/42 and UID2912, respectively, and our decoders are currently resold by Harmonic. In addition, our decoders are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEMs have constituted a small percentage of our revenues to date, we view this channel as a key growth opportunity. We have expanded our marketing resources to keep pace with increasing demand in our target non-U.S. markets which have historically accounted for the majority of our business. However, we view the U.S. as a large opportunity for us. Since the second half of 2004, our research and development efforts have included designing products containing features that are directed to the U.S. market. Consistent with this approach, we expanded our U.S. sales and marketing staff. Increasing our sales in the U.S. and to major cable and telecom operators will require substantial technical, marketing and sales resources dedicated to these markets, which are characterized by lengthy sales cycles. We will need to engage distributors who will be able to market and support our products effectively in the U.S. cable and telecom markets. Large network operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. We therefore intend to expand our OEM partnerships, which exposes us to the risk of reduced gross margins. If we are unable to successfully increase our sales in the U.S. or to large cable and telecom operators, or expand our OEM partnerships, our revenues and results of operations could be adversely affected.

        We use the U.S. dollar as our functional currency. Our consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2006, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time of the transaction.

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

        We have historically focused our marketing efforts in regions outside the U.S. Sales to non-US customers in 2004, 2005, and 2006 represented 88.4%, 85.6%, and 82.8% of our revenues, respectively. In order to increase sales in the U.S., we developed products and features that are targeted toward this region and enhance our sales and marketing efforts in the U.S. In addition, we believe that sales in Asia will account for an increasing percentage of our revenues as we expand our sales and marketing activities in this region. According to a report by In-Stat, a market research firm, the Asian market for digital headend and distribution equipment is expected to grow from $116 million in 2004 to $699 million in 2009, representing a 43% compound annual growth rate.

        The following table provides information regarding the breakdown of our revenues by geographical region. The information is provided for 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	In Thousands

Europe, the Middle East and Africa	$16,510	$23,046	$24,159

Asia and the Pacific Rim	9,345	12,385	13,318

U.S.A	4,068	6,433	8,146

Other Americas	5,128	2,927	1,649

Total	$35,051	$44,791	$47,272

        Cost of revenues. Our cost of revenues consists primarily of component and material costs, salary and other personnel-related expenses for our operating staff, as well as related overhead costs, amounts paid to subcontractors and warranty costs related to our products. We also include royalties due to the OCS that are described in more detail later in this section in “-Government Grants.” We also pay royalties to Dolby Laboratories and MPEG under license agreements.

        The following table provides information regarding the breakdown of our royalty expenses for 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	In Thousands

OCS	$1,099	$1,039	$782
DOLBY	5	23	31
OTHERS	47	10	99

Total	$1,151	$1,072	$912

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

        Sales and marketing expenses. Our sales expenses consist primarily of salaries and commissions paid to internal sales personnel, travel and related costs and commissions paid to independent sales representatives. Our current and expected marketing expenses consist primarily of costs related to trade shows, demonstration products, marketing materials and the development of our website, as well as the use of subcontractors and related overhead expenses. Since 2004, we have invested resources toward industry trade shows and publications. In addition, we increased our sales and marketing efforts worldwide, opened additional offices and reorganized our professional services and sales department. We expect our sales and marketing expenses to increase in future periods as we hire additional sales and marketing personnel internationally.

        General and administrative expenses. Our general and administrative expenses consist primarily of salaries and other related costs for our executive, accounting and administrative personnel, insurance, legal and accounting expenses as well as related overhead expenses and other miscellaneous general corporate expenses. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand. In addition, we incurred general and administrative expenses associated with us becoming a public company, including increased professional services fees, liability insurance for our directors and officers and costs associated with regulatory compliance and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and rules implemented by the Securities and Exchange Commission regulations and the Nasdaq Stock Market. We also expect additional expenses associated with implantation of Section 404 of Sarbanes-Oxley Act of 2002. We cannot estimate with certainty the annual expenses related to the foregoing, but based on industry standards, we expect approximately $200,000 for compliance with the requirements of the Sarbanes-Oxley Act of 2002, which we expect to pay from our working capital.

        Stock-based compensation. As of December 31, 2006, we have incurred amortization of stock-based compensation of $1,881 arising from 2003, 2004, 2005, and 2006 grants. We expect this expense to be approximately at the same levels per quarter as the company grants options on a regular basis. Our grants are normally vested over 4 years. We expect to complete in 2007 amortization of 2003 grants and to start amortization of 2007 grants. The amortization of stock-based compensation, is allocated based on the division in which the recipient of each option grant is employed. Stock-based compensation results from the granting of share options to employees with exercise prices per share determined to be below the deemed fair market value per ordinary share on the date granted. The stock-based compensation when incurred will be amortized over the vesting period of the individual options.

        Taxes. In 2006, Israeli companies were generally subject to a corporate income tax rate of 31%. The income tax rate for Israeli companies is scheduled to be gradually reduced to 25% by 2010. In 1996, we were granted “Approved Enterprise” status under the tax-exempt benefit track provided by the Israeli Law for the Encouragement of Capital Investments of 1959 for the production of digital-video compression and distribution systems. In 2000, after our first investment program ended, we received an approval certificate for an expansion of our “Approved Enterprise” status. The second-program’s investments were concluded in December 2003, and we submitted a final performance report for the first expansion program, which was approved in September 2005. In 2004, we received an approval certificate for a third expansion program of our “Approved Enterprise” status. This expansion program will be closed on September 30, 2005 (we are in a process to get approval certificate). The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for our first program which provides an exemption of four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for our first program which provides a remaining period of between two to six years) of the benefit period depending on the level of foreign investment. See “Israeli Taxation–Law for the Encouragement of Capital Investment, 1959.” The period during which we are entitled to receive these benefits is limited to seven or ten years, depending on the extent of non-Israeli ownership of our shares, from the first year that taxable revenues are generated, or within 12 years from the first year defined as the “operational year” pursuant to Israeli tax law or 14 years from the respective year our program received “Approved Enterprise” status. The availability of the Israeli tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we received, plus interest and penalties thereon.

        As of December 31, 2006, we had approximately $27.5 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date.

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

        Allowance for doubtful accounts. The allowance for doubtful accounts is computed based on historical experience with regard to specific accounts, which, in our opinion, are doubtful for collection and in part based on a certain percentage of trade accounts receivable, based on historical experience and management estimation

        Provision for warranty. The provision for warranty is computed on the basis of past experience as well as our estimates.

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

Results of Operations

        The following table sets forth our financial results, as a percentage of revenues, for 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006

Consolidated Statements of Operations Data:

Revenues	100%	100%	100%

Cost of revenues	45.9	50.4	51.3

Gross profit	54.1	49.6	48.7
Research and development expenses,
net of participation by OCS	26.2	22.6	21.7

Sales and marketing expenses	30.6	29.5	26.7

General and administrative expenses	6.1	6.8	10.3

Operating loss	(8.8)	(9.2)	(10.0)

Financing income, net	0.5	0.8	2.0

Other income (expense)	(0.0)	0.0	0.0

Loss before income taxes	(8.3)	(8.5)	(8.0)

Income tax expenses	(0.1)	(0.1)	(0.1)

Net loss	(8.4)%	(8.6)%	(8.1)%

Comparison of the Years Ended December 31, 2006 and 2005

        Revenues. Revenues increased by 5.5%, from $44.8 million for the year ended 2005 to $47.3 million for 2006. The following factors contributed to this increase:

–    Increased revenues in Europe, the Middle East and Africa from $23.0 million to $24.1 million mainly resulted from increased revenues in Russia by $2.4 million. The Russian government declared a conversion to digitalized platforms to be completed by the year 2012. This was met by our strengthened presence in Russia and a growing demand for our products in the Russian market. These gains were partially offset by a decrease in Germany and the Netherlands by $1.2 million, due to our focus strategy in the U.S. market and closing our office in Germany.

–    Increased revenues in the U.S. from $6.4 million to $8.1 million, resulted from our increased focus in the US market and due to our increased sales to cable operators.

–    In 2006 we introduced two new products to the US market with our first sales of the UID 2900 which integrates 12 professional MPEG-2 decoders in a modular 1-RU design, and the IVG 7500 which is the most recent member of the Scopus Intelligent Video Gateway family of products and is targeted for digital splicing applications at the network edge and provides ad insertion, rate shaping, and grooming capabilities for digital simulcast network architectures.

–    Increased revenues in Asia and the Pacific Rim from $12.4 million to $13.3 million, mainly resulted from increased revenues in India and Japan by $6.3 million. The Indian government’s new regulation requiring Cable MSO’s in large metropolitan areas to move to digital video delivery as part of the digitization of TV contributed to that increase. One example for that was a new large cable MSO in India that selected Scopus’ broadcast platforms for several projects in connection with one of the first large scale Direct-To-Home digital cable service deployments.

        That growth was offset by decrease in revenues by $4.2 million in China from $7.1 million to $2.9 million. Our revenue in 2005 included approximately $6.0 million from two major projects.

–    Increased productivity of our sales force and focused efforts to target specific customers and markets;

        Gross profit. Gross profit increased by 3.6%, from $22.2 million to $23.0 million. Gross profit as a percentage of revenues decreased from 49.6% to 48.7%. This decrease was due primarily to price erosion in our main products and was partially offset by a reduction in our component costs and increased labor productivity.

        Research and development expenses. Research and development expenses decreased by 0.6%, from $12.0 million for 2005 to $11.9 million for 2006. These amounts exclude OCS grants of $1.9 million and $1.7 million for 2005 and 2006, respectively.

        Sales and marketing expenses. Sales and marketing expenses decreased by 4.5%, from $13.2 million for 2005 to $12.6 million for 2006. The decrease was due to decreased payments of commissions to agents, which was partially offset by increased sales and marketing efforts, and included the hiring of additional personnel. In 2006, we added eight additional employees in sales and marketing worldwide.

        General and administrative expenses. General and administrative expenses increased by 61.2%, from $3.0 million for 2005 to $4.9 million for 2006. This increase was primarily the result of an increased expense for Stock-based compensation in the amount of $1.7 million.

        Financing income. Financing income increased from $0.3 million to $0.9 million. The increase in the financing income was primarily due to increased interest income earned on higher cash balances.

        Income tax expense. Income tax expense decreased from $55 thousands to $35 thousands. The decrease in income tax expense for 2006 resulted from taxable income from the operations of our U.S. subsidiary.

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

–     Increased demand for our E-1720 encoder; and

–     Increased sales to Telco C&D.

        Gross profit. Gross profit increased by 17.0%, from $19.0 million to $22.2 million. Gross profit as a percentage of revenues decreased from 54.1% to 49.6%. This decrease was due primarily to the timing of the recognition of revenues for lower margin, ancillary, third-party products such as modulators, matrixes, hubs and routers, related to a specific contract with Luzhou Broadcasting Bureau, which represented 7.0% of our revenues in 2005.

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

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly statements of operations and our financial results as a percentage of revenues for each of the ten quarters ended December 31, 2006. You should read these tables in conjunction with our financial statements and accompanying notes included in this annual report. We have prepared this unaudited information on the same basis as our audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	Quarter Ended,
	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006
	(in thousands)

Consolidated Statements of
Operations Data:

Revenues	$8,607	$11,119	$10,172	$11,080	$11,607	$11,932	$11,376	$12,396	$11,394	$12,106

Cost of revenues	3,942	4,735	6,295	5,511	5,303	5,484	5,726	6,266	6,180	6,102

Gross profit	4,665	6,384	3,877	5,569	6,304	6,448	5,650	6,130	5,214	6,004

Research and development
expenses, net of
participation by OCS	2,325	2,749	2,868	2,544	2,203	2,509	2,358	2,665	2,343	2,874

Sales and marketing expenses	2,759	2,657	2,983	3,887	3,098	3,223	2,779	3,472	3,255	3,096

General and administrative
expenses	504	512	898	756	866	506	1,213	1,354	1,229	1,080

Operating income (loss)	(923)	466	(2,872)	(1,618)	137	212	(700)	(1,361)	(1,613)	(1,046)

Financing income (expense),
net	(58)	195	18	196	58	74	331	160	193	279

Other income	-	2	-	-	-	-	-	-	-	-

Income (loss) before income
tax	(981)	663	(2,854)	(1,422)	195	286	(369)	(1,201)	(1,420)	(767)

Income tax expense	(26)	(4)	(10)	(13)	(13)	(19)	(8)	(11)	(3)	(13)

Net income (loss)	$(1,007)	$659	$(2,864)	$(1,435)	$182	$267	$(377)	$(1,212)	$(1,423)	$(780)

	Quarter Ended,
	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006

Consolidated Statements of
Operations Data:

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenues	45.8	42.6	61.9	49.7	45.7	46.0	50.3	50.5	54.2	50.4

Gross profit	54.2	57.4	38.1	50.3	54.3	54.0	49.7	49.5	45.8	49.6

Research and development
expenses, net of
participation by OCS	27	24.7	28.2	23.0	19.0	21.0	20.7	21.5	20.6	23.7

Sales and marketing expenses	32	23.9	29.3	35.1	26.6	27.0	24.4	28.0	28.6	25.6

General and administrative
expenses	5.9	4.6	8.8	6.8	7.5	4.2	10.7	10.9	10.8	8.9

Operating income (loss)	(10.7)	4.2	(28.2)	(14.6)	1.2	1.8	(6.1)	(10.9)	(14.2)	(8.6)

Financing income (expense),
net	(0.7)	1.7	0.2	1.8	0.5	0.6	2.9	1.3	1.7	2.3

Other income (expense)	-	(0.0)	-	-	-	-	-	-	-	-

Income (loss) before income
tax	(11.4)	5.9	(28.0)	(12.9)	1.7	2.4	(3.2)	(9.6)	12.5	(6.3)

Income tax expense	(0.3)	(0.0)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.0)	(0.1)

Net income (loss)	(11.7)%	5.9%	(28.1)%	(13.0)%	1.6%	2.2%	(3.3)%	(9.7)%	12.5%	(6.4)%

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

Government Grants

        Our research and development efforts have been financed, in part, through OCS grants. As of December 31, 2006 we have been awarded grants totaling $16.2 million from the OCS since our inception, of which we have received $ 15.9 million. We are required to repay these grants to the OCS through payments of royalties amounting to 3.5% of revenues until the entire amount is repaid, plus interest. As of December 31, 2006 total royalties expenses were $7 million. We record these expenses costs in our cost of revenues. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

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

Recently Issued Accounting Pronouncements

FAS No. 155 “Accounting for Certain Hybrid Financial Instruments”

        In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (“FAS 155”). This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), with changes in fair value of such hybrid financial instrument recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FAS 133.

        FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. The adoption of this Statement is not expected to have a material effect on the company’s financial statements or its results of operations.

FAS No. 156 “Accounting for Servicing of Financial Assets”

        In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“FAS 156”). This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not currently engage in transfers of financial assets and accordingly does not anticipate that the adoption of this statement will have a material effect on its financial statements.

FIN No. 48 “Accounting for Uncertainty in Income Taxes”

        In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for the Company). The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation.

        The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to Retained earnings, Goodwill, or Accumulated Gains and (Losses) not Affecting Retained Earnings, as appropriate, as of the beginning of the period of adoption. The adoption of this interpretation is not expected to have a material effect on the company’s financial statement.

SAB No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The company adopted SAB 108 in these financial statements and accordingly, follows SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB No.108 did not result in corrections of the company’s financial statements.

SFAS No.157 “Fair Value Measurements”

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of the provisions of FAS 157 on its financial position and results of operations.

5B.	Liquidity and capital resources

        Since beginning operations in 1995 through December 31, 2006, we have financed our operations with:

–    $47.5 million in cash generated through private sales of our ordinary shares, preferred shares and convertible notes. All of our outstanding convertible notes and preferred shares have been converted into ordinary shares;

–    On December 16, 2005, we completed an initial public offering of 4,500,000 of our ordinary shares at a price to the public of $7.00 per share. The initial public offering generated $29.295 million, net of underwriter’s commission (before deduction of other offering costs);

–     Exercise of options which generated to December 31, 2006 $748; and

–    OCS grants of $15.9 million. These grants are described in more detail in “Government Grants.”

        As of December 31, 2006, we had $29.95 million in cash and cash equivalents and $39.97 million of working capital.

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

        We believe that our cash reserves and cash from operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, and research and development activity of new technologies for at least the next 24 months. However, if, in the future, cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses, capital or liquidity requirements change or are inaccurate, we may need to raise additional funds. We may also need to raise additional funds to finance expansion plans, develop or acquire new products or technologies, enhance our existing products or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and execute our business plan.

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Statements of Cash Flows Data:
Net cash used in operating activities	$(4,590)	$(6,245)	$(2,811)
Net cash used in investing activities	(885)	(1,158)	(1,567)
Net cash provided by financing activities	7,435	28,442	684

Net increase (decrease) in cash and cash
equivalents	1,960	21,039	(3,694)
Cash and cash equivalents-Beginning of period	10,645	12,605	33,644

Cash and cash equivalents-End of period	$12,605	$33,644	$29,950

Comparison of the Years Ended December 31, 2006 and 2005

        Operating activities. Net cash used in operating activities decreased from $6.2 million for 2005 to $2.8 million for 2006, resulting primarily from a decrease of $1.2 million in our trade account receivables and a decrease of our net loss before taking into account the $1.7 million in depreciation and amortization mainly related to amortization of deferred stock-based compensation.

        Investment activities. Net cash used in investing activities increased from $1.2 for 2005 to $1.6 for 2006, resulting primarily from purchase of fixed assets, such as laboratory equipment for R&D.

        Financing activities. Net cash provided by financing activities decreased from $28.4 million for 2005 to $0.7 million for 2006. Our net cash provided by financing activities in 2005 resulted primarily from our initial public offering, which generate proceeds of $29.5 million net of underwriter’s commission, while net cash provided by financing activities in 2006 resulted primarily from exercise of options by our employees, which generated proceeds of $0.7 million.

Comparison of the Years Ended December 31, 2005 and 2004

        Operating activities. Net cash used in operating activities increased from $4.6 million for 2004 to $6.2 million for 2005. The increase of $1.7 million resulted primarily from an increase of $1.7 million in our trade account receivable due to an increase in revenues of $9.7 million and an increase of $1.8 million in inventory due to our decision to increase inventories in response to increased customer demand and orders. The increase was offset by an increase of $ 0.6 million in our trade account payable and an increase of $2.1 million in our payable and other current liabilities.

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

5C.	Research and Development, Patents and Licenses

        We place considerable emphasis on research and development projects designed to upgrade our existing product lines and to develop new applications of our technologies. As of December 31, 2006, 102 employees were engaged primarily in research and development.

        The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Internally-funded research and development
Expenditures	$11,259	$11,989	$11,920
OCS	(2,075)	(1,865)	(1,680)

Total outlay for research and development	$9,184	$10,124	$10,240

5D.	Trend Information

        The competition among Satellite, Telco, Cable and Terrestrial network operators is being intensified and therefore we are facing global momentum in potential new revenue generators for those operators such as High Definition TV, IPTV as well as localization and personalization services.

        High definition TV utilizing H.264 coding started to roll out in the Satellite Direct To Home market. The HD H.264 coding enables satellite operators to offer more HD channels over the same infrastructure in order to be in a more competitive position versus the Cable and Telco operators.

        As a counter offering Cable TV operators are in the process of offering more localized and on demand services such as target advertising that eventually will turn into personalization.

        Similar trend affect IPTV services where personalization is an inherent characteristics of the service offering.

        Initial pilots of Mobile TV started to roll out in various places around the globe targeting third generation mobile phone subscribers and offering targeted content optimized for cellular phones.

        Internet TV (as opposed to IPTV) has also started to catch up, targeting the community of heavy computer users. Internet TV is based on streaming over the internet and still suffers form quality of service issues.

        These market trends may affect our products and solution offering.

5E.	Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

5F.	Tabular Disclosure of Contractual Obligations

        The following table of our material commitments and contingent liabilities as of December 31, 2006, excluding royalty payments commitments, such as the amount due to the OCS, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Minimum Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	(in thousands)

Operating leases (1)	$4,266	$1,014	$1,892	$1,360	$-

(1)	Consists of operating leases for our facilities and motor vehicles.

        As of December 31, 2006, the total amount of OCS grants received, net of royalties paid or accrued, was $8,967,021.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of March 15, 2007:

Name	Age	Position

David Mahlab	49	Chairman of the Board of Director
Yaron Simler	47	Chief Executive Officer and Director
Eitan Koter	32	President
Moshe Eisenberg	40	Chief Financial Officer
Ovadia Cohen	50	Vice President, Business Development
Shlomo Arbiv	49	Vice President, Finance
Moshe Russo	42	Vice President, Research and Development
Ronit Kalujny	52	Vice President, Operations
Sharon Witzrabin	38	Vice President, Human Resources
Yoel Gat	54	Director
Jackie Goren (Rozenblum)	40	Director
Michael Anghel	67	Director (1)
Louis Silver	53	Director (1)
Izhak Tamir	53	Director

(1)	Serves as an external director.

        David Mahlab is our co-founder and has served as the Chairman of our Board of Directors since January 2007, and as Director since 1995. From 1995 to January 2007, Mr. Mahlab served as our Chief Executive Officer. He previously served as our President until August 2005. From 1992 to 1995, Mr. Mahlab severed as the manager of Tadiran Communication’s RPV Data Links business unit in Israel. From 1988 to 1992, Mr. Mahlab served as the project manager of Tadiran Communication’s Airborne Search and Rescue System. Mr. Mahlab holds a B.Sc. (Summa Cum Laude) and M.Sc. (Summa Cum Laude) in Electrical Engineering from the Technion – Israel Institute of Technology and holds an MBA and LLB from Tel Aviv University.

        Yaron Simler has served as our Chief Executive Officer since January 2007, and as Director since August 2005. Mr. Simler served as our President from August 2005, until February 2007. From 2000 to 2005, Dr. Simler served as President of the Convergent Systems Division (CSD) of Harmonic, Inc. Previously, from 2000 to 2001, Dr. Simler served as Vice President of Marketing for CSD. Dr. Simler received a B.Sc. in Electrical Engineering from Tel Aviv University and a Ph.D. in Electrical Engineering from the University of California, Berkeley.

        Eitan Koter was appointed Scopus’ President in early 2007 after having served as VP Sales since 2004. He is in charge of enhancing Scopus’ business operations and improving the synergy of sales and marketing. Koter joined Scopus in 2001 as a Sales Manager for the Asia Pacific (APAC) region and afterwards was appointed Director of Sales for Europe, Middle-East & Africa (EMEA). Prior to Scopus, Mr. Koter served as Senior Sales Manager of the Next Generation Telephony and DCME division of ECI Telecom, today Veraz Networks. There, he was responsible for the company’s sales activities in India, Africa & Israel and for the company’s global service sales activities. He also held positions at CoreQuest, a start-up ASIC company specializing in transmission & reception components for the Cable TV industry. Mr. Koter holds a Business Administration degree from New England College in New Hampshire, USA.

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

        Ovadia Cohen is our co-founder and was appointed as Vice President, Business Development in early 2007. Previously, he has served as our Vice President, Marketing since 1995. From 1984 to 1995, Mr. Cohen held different positions at Tadiran Communication, where he worked as a systems engineer in communications systems and signals processing, and served as marketing manager of the Data Links Department. Mr. Cohen holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of Business Administration from the Hebrew University, Israel.

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

        Moshe Rousso. joined Scopus executive team in 2006 as VP of R&D. Prior to Scopus, from 2000 to 2005, he was the General Manager of the Broadband TV business unit and VP R&D of the Systems Division at Optibase. Earlier, Mr. Rousso held a number of senior R&D and engineering positions at ECI Telecom. Mr. Rousso holds a B.Sc from Tel Aviv University and served in technological positions in the Israeli Air Force.

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

        Sharon Witzrabin has been our VP Human Resources since February 2007. From 2005 to 2006, Mr. Witzrabin served as HR Manager for Intel’s Consumer Electronics Group overseeing six offices spread through the USA, UK, China and Israel. He holds a BA cum laude in Economics from the Hebrew University of Jerusalem and was a member of Israel’s Finance Ministry’s Accountant General’s office.

        Yoel Gat has served as Chairman of our board of directors since August 2003 until January 2007. From 1995 to 2003, Mr. Gat served as the Chief Executive Officer and Chairman of the Board of Directors of Gilat Satellite Networks Ltd. and from 1987 to 1995, Mr. Gat served as the Chief Executive Officer of Gilat Satellite Networks Ltd. Mr. Gat is the Chairman of the Board of Directors of Raysat, Inc. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel’s most prestigious research and development award. Mr. Gat holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology, and M.Sc. in Business Management and Information Systems from Tel Aviv University.

        Jackie Goren (Rozenblum) has served as our Director since January 2003. Ms. Goren has served as Vice President, Corporate Development of Koor Industries Ltd. since January 2005, and as Managing Director of Koor Corporate Venture Capital (Koor CVC), Koor Industries’ venture capital arm, since June 2003. Ms. Goren serves on the board of directors of Bio View LTD. And Xenia Ventures Ltd. Both traded in TASE and is a mentor and marketing director of the Wharton Recanati Global Consulting Program. Ms. Goren holds an IEMBA from Kellogg-Recanati School in Tel Aviv University, an LLB from Tel Aviv University and a B.A. in Medical Science from the Hebrew University, Israel.

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

        Louis Silver has served as our Director since December 2005. Mr. Silver is a Principal of RP Capital Group, an alternative investment firm targeting investment opportunities in EEMEA, focusing on origination, negotiation and management of private investment opportunities. He has also provided services as a private banking consultant from January 2005 until January 2006. From August 2002 until April 2005, Mr. Silver acted as a legal and business development advisor to companies and individuals. From September 1996 until June 2002, Mr. Silver served as an advisor and counsel to Discount Bank & Trust Company. Since November 1999, Mr. Silver has served as a member of the board of directors of DSP Group, Inc.; since April 2002 he has served as a member of the board of directors of CEVA, Inc. and since June 2006 has served as a member of the board of directors of AxisMobile plc. Mr. Silver holds an A.B. from Harvard College, a LLB from Tel Aviv University School of Law and a LLM from New York University School of Law.

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

        The aggregate direct compensation we paid to our directors and executive officers as a group for 2006 (15 persons) was $3.9 million. This amount includes $120 thousands that was set aside or accrued to provide for pension, retirement or similar benefits and $1.6 million stock-based compensation expense. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        During 2006 five of our non-employee directors were entitled to receive aggregate fees of $28,000 per quarter, plus reimbursement of related expenses. Directors who are also our employees do not receive any additional compensation for serving on the board of directors or attending board meetings.

        As of March 15, 2007, there were outstanding options to purchase 2,281,024 ordinary shares granted to our directors and officers (13 persons).

6C.	Board Practices

Board of Directors and Executive Officers

        The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Market, requires issuers to comply with various corporate governance practices.  Our Board of Directors consists of seven directors, four of whom are independent, and our audit committee consists of three directors, all of whom are be independent. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

        Other than the external directors, who are subject to special election requirements under Israeli law, our directors will be elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2007, the term of the first class, consisting of Izhak Tamir, will expire, and the director elected at that meeting will be elected for a three-year term. At our annual general meeting to be held in 2008, the term of the second class, consisting of Yaron Simler and Yoel Gat, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2009, the term of the third class, consisting of Jackie Goren and David Mahlab, will expire and the directors elected at that meeting will be elected for three-year terms. After these initial terns, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected. Any director elected following the removal or resignation of one of the directors, shall serve until the third annual meeting of the shareholders following the meeting in which he was elected.

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

        Pursuant to a transition plan approved by our board of directors, in January 2007, Mr. Gat stepped down of his position as the chairman of our board of directors, and was replaced by Mr.  Mahlab, who appointed as the active chairman. Yoel Gat continues to serve as a consultant and as a director in the board of directors. On January 2007, Dr. Simler replaced Mr.  Mahlab as our chief executive officer, and become president and chief executive officer. After the transition, the respective compensation package paid to each of Dr. Simler, Mr. Mahlab and Mr. Gat remains unchanged. On February 2007 we appointed Eitan Koter as our President.

External Directors

        We are subject to the Israeli Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to appoint at least two external directors to serve on its board of directors. At least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise”.   The above qualifications do not apply to external directors appointed prior to January 19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise”; or (ii) he or she has “professional expertise”, and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

        A director has “professional expertise” if he or she satisfies one of the following:

–    the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

–    the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

–    the director has at least five years’ experience in one or more of the following (or a combined five years’experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

        A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

–    accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

–     the functions of the external auditor and the obligations imposed on such auditor;

–    preparation of financial reports and their approval in accordance with the companies law and the securities law.

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

        A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time, a director of the other company is acting as an external director of the first company. Until the lapse of two years from the termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either director or indirectly, including through a corporation controlled by that person. Louis Silver and Michael Anghel are appointed as external directors.

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

Committees of the Board of Directors

        Our board of directors has established a compensation committee and an audit committee.

        Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of the controlling shareholder’s respective relatives. In addition, under the listing requirements of the NASDAQ Global Market, we also are required to maintain an audit committee consisting of at least three directors, all of whom must be independent under the NASDAQ Global Market listing requirements.

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

        Compensation Committee. Our compensation committee consist of Izhak Tamir, Michael Anghel, and Jackie Goren (Rozenblum). The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

        No Nomination Committee. We currently do not have a nomination committee in place, and the actions ordinarily taken by such committee are resolved by the majority of our independent directors, in accordance with the NASDAQ Global Market Listing requirements.

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

6D.	Employees

        The following table sets forth the number of full-time employees employed by us on December 31 of the years 2006, 2005, and 2004

December 31,	Scopus Video Networks Ltd.	Scopus Video Networks Inc.

2006	250	15
2005	250	14
2004	217	12

        As of December 31, 2006, of our full-time employees, 66 were employed in production, 102 in research and development, 72 in marketing and sales, and 25 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike or work stoppage.

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

        Israeli law generally requires severance pay, which may be funded by Manager’s Insurance (“Bituach Menahalim”, which is described below) upon the retirement or death of an employee or termination without cause (as defined in the law). Our payments to Manager’s Insurance for severance pay amount to approximately 8.33% of the wages paid during the employment period. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, as well as for national health insurance. The payments to the National Insurance Institute are equal to approximately 15.1% of wages (up to a specified amount), of which the employer contributes approximately 66% and the employee contributes 34%.

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

        Effective July 1984, a Collective Bargaining Agreement regarding the benefits which apply to employees in the Industries of Metal, Electricity, Electronics and Software was entered into by the Israeli Industrial Association, the Histadrut (the general labor union), and the representatives in the Histadrut of the employees of such industries, which applies to us and most of our employees. We substantially comply with the requirements of such Collective Bargaining Agreement.

        The wages of our employees are linked to a certain percentage of the increase in the Israeli standard of living as determined by periodic agreements between the Histadrut and the Israeli government.

        All our officers and employees except one are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees.

        We are subject to the labor laws and regulations in the other jurisdictions in the world where we have employees, specifically in the United States.

6E.	Share Ownership

        The following table sets forth, as of March 15, 2007, the number of Ordinary Shares beneficially owned by (i) each of the directors and officers and (ii) our directors and officers as a group.  The information in this table is based on 13,446,817 Ordinary Shares outstanding as of March 15, 2007. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2007. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage of Ownership

David Mahlab, Chairman of the Board	46,765	661,148	4.7%
Yaron Simler, CEO and Director	-	230,391	1.7%
Eitan Koter, VP, President	*
Moshe Eisenberg, Chief Financial Officer	*
Ovadia Cohen, VP, Marketing	*
Shlomo Arbiv, VP, Finance	*
Moshe Russo, VP, Research and Development	*
Ronit Kalujny, VP, Operations	*
Sharon Witzrabin, VP, Human Resources	*
Yoel Gat, Director	-	498,866	3.6%
Jackie Goren (Rozenblum), Director	*
Michael Anghel, Director	*
Louis Silver, Director	*
Izhak Tamir, Director	*
Total for the group	66,808	1,630,341	10.8%

*	Less than 1% of the outstanding Ordinary Shares.

Equity Incentive Plans

        We have four equity incentive plans. Our board of directors has authorized our compensation committee to administer each of the plans, including recommendation of employee option grants for board approval. Under each of our plans, if an option lapses or is terminated before it is exercised, the option’s unexercised shares are returned to a pool of shares available for future option grants, subject to an aggregate maximum of 6,028,017 shares. As of March 15, 2007, we have 343,799 exercised, and an aggregate of 5,684,218 ordinary shares available for future grants, and outstanding options to purchase an aggregate of 4,158,271ordinary shares, of which 2,411,752 are vested and exercisable.

        In August 1997, we adopted our 1997 Employee Share Option Plan. We granted options to purchase 131,620 ordinary shares pursuant to this plan, of which 128,056 have been exercised. As of March 15, 2007, we have no outstanding options pursuant this plan.

        In August 2000, we adopted our 2000 Employee Incentive Share Option Plan. We granted options to purchase 295,530 ordinary shares pursuant to this plan, of which 57,771 have been exercised. Options granted under this plan generally vest over a three-year period from the grant date; 30% after the first year, and then 8.75% after each subsequent quarter. As of March 15, 2007, we have outstanding options to purchase 180,317 ordinary shares, which are fully vested and exercisable pursuant to this plan.

        In December 2000, we granted options to two of our executives in personal option arrangements, which we refer to as the Executive Option Plan. We granted options to purchase 413,088 ordinary shares pursuant to this plan, none of which have been exercised. As of March 15, 2007, the options remain outstanding and fully vested and exercisable.

        In September 2001, we adopted our fourth plan, which we amended in July 2003 and refer to as the 2001 Amended and Restated Share Option Plan. Options granted under this plan generally vest over a four-year period from the grant date; 25% after the first year, and then 6.25% after each subsequent quarter. As of March 15, 2007 we granted options to purchase 4,550,648 ordinary shares pursuant to this plan, of which 298,105 have been exercised. As of March 15, 2007 we have outstanding options to purchase 3,564,866 ordinary shares pursuant to this plan, of which 1,818,347 are vested and exercisable.

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

        In addition, under our 2001 Amended and Restated Share Option Plan, in the event of closing of an initial pubic offering of our shares, the holders of such options may exercise all vested options by no later than fourteen days prior to the consummation of such public offering, and if so determined by the administrator of that plan, unvested options may become fully or partially vested and exercisable within the same time period. Any vested options, or unvested options that are determined by the administrator to become vested and exercisable, that are not exercised at least seven days before the effective date of the initial pubic offering shall automatically expire and become void, unless the administrator of the plan decides otherwise. Under our 2001 Amended and Restated Share Option Plan in the event of a proposed dissolution or liquidation of our company, all unexercised options will terminate immediately prior to the consummation of such proposed dissolution or liquidation. The administrator (our compensation committee), in its sole discretion, shall be entitled to determine that any or all unvested options, at the time fourteen days prior to the consummation of such transaction or an initial public offering, shall automatically become vested and exercisable.

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

        The following table sets forth, as of March 15, 2007, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares.

        Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or share options that are presently convertible or exercisable or convertible or exercisable within 60 days of March 15, 2007 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or share options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, have different voting rights.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 13,446,817 ordinary shares outstanding as of March 15, 2007.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage Ownership

Optibase Ltd. (1)	3,035,223	3,035,223	22.6%
Pitango Venture Capital
Fund III (2)	1,662,245	1,662,245	12.4%
Kern Capital Management, LLC	1,222,854	1,222,854	9.1%
AWM Investment Company Inc.	1,111,444	1,111,444	8.3%
Vertex Israel II (3)	1,105,203	1,105,203	8.2%
Genesis Partners II (4)	875,351	875,351	6.5%
S Squared Technology	729,100	729,100	5.4%

(1)	Consists of 3,035,223 ordinary shares owned by Optibase Ltd.. with an address at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

(2)	Consists of 1,003,815 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub), LP, 92,798 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non-Q, LP, 273,638 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 185,819 ordinary shares owned by Pitango JP Morgan Fund III (Israel), L.P., and 35,392 ordinary shares owned by Pitango Principals Fund III (Israel), L.P. (collectively, the “Pitango Funds”), and 70,783 ordinary shares held by Pitango Venture Capitals Fund III Trusts 2000 Ltd. which, to the best of the Company’s knowledge, holds shares of the Company in trust for three limited partnerships: Pitango CEO Fund III (USA) L.P., Pitango CEO Fund III (Israel) L.P., Pitango Family Fund III (Israel) L.P. All of the foregoing entities have an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Our director, Isaac Hillel is one of the managing partners of Pitango Venture Capital Fund III. To the best of the Company’s knowledge, the Pitango Funds are managed by and all of the foregoing entities are controlled by Pitango VC Fund III (Israel) GP, the partners of which are eight private companies that are each owned by one of the following individuals: Rami Kalish, Nechemia (Chemi) J. Peres, Aaron Mankovski, Isaac Hillel (our director), Rami Beracha, Bruce Crocker, Zeev Binman and Isaac Shrem, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(3)	Consists of 819,726 ordinary shares owned by Vertex Israel II (C.I.) Fund L.P., 147,876 ordinary shares owned by Vertex Israel II (A) Fund L.P., 22,658 ordinary shares owned by Vertex Israel II (B) Fund L.P., 104,664 ordinary shares owned by Vertex Israel II Discount Fund L.P., and 10,279 ordinary shares owned by Vertex Israel II (C.I. Executive) Fund L.P. Our director, Yoram Oron and Moshe Shahaf are the managing partners of Vertex Israel II Management Ltd., the General Partner of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(4)	Consists of 762,779 ordinary shares owned by Genesis Partners II L.D.C., and 112,572 ordinary shares owned by Genesis Partners II (Israel) L.P., with an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Eddy Shalev, Dr. Eyal Kishon and Yair Shoham are the directors of E. Shalev Management 2000 (1999) Ltd., the General Partner or Manager of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

        At March 15, 2007, there were 6,804,774 Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 50.6% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

Legal Proceeding

        We are currently a party to a legal dispute with one of our suppliers with respect to services allegedly provided by the supplier. In November 2004, the supplier filed a monetary claim against us and our chairman in the amount of US$150,000. According to the claim, we owe the supplier monies for counseling services provided by him on the year of 2003. In December 2004 we submitted a statement of defense and a cross action in the amount of US $140,000.The evidentiary stage in the claim, that has been taking place since October 2006, is close to its end and the court is about to set the dates for submitting summaries by both parties. In May 2006, the same supplier filed a second claim against us and our chairman in the amount of US$ 800,000. According to the claim, we owe the supplier monies for counseling services provided by him on the years 2004-2005. During the attempts for mediation and negotiation proceedings that were maintained by us and the supplier starting from December, 2006 and that have not yet come to a successful end, we had agreed to pay the supplier, without admitting any claim what so ever, and for negotiation purposes only, US $380,000 in return to a final and complete dismissal of both claims. We intend to continue the negotiations with BTM without raising the said amount.

        The Israeli Stamp Duty on Documents Law, 1961 (Stamp Duty Law), provides that most documents signed in Israel or related to Israeli assets are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. Until June 1, 2003, the stump duty has generally been paid only if and when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In September 2004, we received a letter from the Israeli tax authorities demanding that we present all the documents that have been signed by us from June 1, 2003 and onward. On December 2005, the Stamp Duty Law was amended, so that documents signed on January 1, 2006 and onward are no longer subject to stamp duty. We believe that our consolidated financial statements as of December 31, 2006 included an adequate provision for this matter.

        From time to time, we may be subject to other various claims and legal actions arising in the ordinary course of business. We also intend to pursue legal remedies when necessary to defend our business and intellectual property.

Dividend Policy

        We do not have any plans to pay dividends. Since the initial listing of our shares on the Nasdaq Global Market, we have not distributed dividends.

8B.	SIGNIFICANT CHANGES

        No significant changes have occurred since the date of the annual financial statements, and/or since the most recent interim financial statement.

ITEM 9.	THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

        Our Ordinary Shares are traded in the United States on the Nasdaq Global Market under the symbol “SCOP”.

        The following table sets forth the high and low sales prices of the Ordinary Shares for the periods specified.

Period	Low	High

Most Recent Six Months:
March 2007	5.30	5.95
February 2007	4.98	5.58
January 2007	3.98	5.05
December 2007	3.66	4.25
November 2006	3.58	4.1
October 2006	3.43	3.8

2007
First Quarter	3.86	5.95

2006
Fourth Quarter	3.43	3.43
Third Quarter	3.11	5.62
Second Quarter	4.9	5.78
First Quarter	5.15	8.15

2006

        On April 10, 2007, the closing price of our Ordinary Share as quoted on Nasdaq Global Market was $5.49.

9B.	PLAN OF DISTRIBUTION

        Not applicable.

9C.	MARKETS

        Our Ordinary Shares are traded only in the United States on the Nasdaq Global Market.

9D.	SELLING SHAREHOLDERS

        Not applicable.

9E.	DILUTION

        Not applicable.

9F.	EXPENSE OF THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10A.	SHARE CAPITAL

        Not applicable.

10B.	MEMORANDUM AND ARTICLES ASSOCIATION

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

        Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

–    extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

–    the terms of compensation or employment of a controlling shareholder or his or her relative, in each case that he or she is an office holder or employee of the company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

        Our amended and restated articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Israeli Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to indemnify any person who is not our office holder, including an employee, agent, consultant or contractor who is not an office holder.

        Under the Israeli Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

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

        Under the Israeli Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

        Under the Israeli Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

        Under the Israeli Companies Law, a company may exculpate an office holder from a breach of duty of care in advance of that breach. Under our articles of association we may also exculpate an officer retroactively, to the extent permitted by law. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

        Under the Israeli Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events.

Description of Our Ordinary Shares

        The following are summaries of certain provisions of our Memorandum of Association, our Articles of Association, and the Companies Law, and do not purport to be complete.

        Under our amended Articles of Association our authorized share capital consists of 60,000,000 Ordinary Shares par value NIS 1.4, of which 13,358,333 Ordinary Shares are outstanding December 31, 2006.

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

        A shareholder has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder.

        In addition, any of the following has a duty to act with fairness towards the company: a controlling shareholder; any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting; or any shareholder who has the power to appoint or prevent the appointment of an office or other power towards the company. The Companies Law does not describe the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

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

Dividend and Liquidation Rights

        The holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares. We may declare dividends out of the higher of retained earnings or earnings generated over the two most recent years (Profit Test), in either case provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (Solvency Test). If we do not comply with the Profit Test, a court may allow the distribution of dividends, as long as the court is convinced that the Solvency Test is fulfilled.

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

Right of Non-Israeli Shareholders to Vote

        Neither our Memorandum of Association, our Articles of Association, nor the laws of the State of Israel restrict in any way the ownership of our Ordinary Shares or voting by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

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

        On February 22, 2005, we entered into an Implementation and System License with Dolby Laboratories Licensing Corporation, pursuant to which we received a worldwide non-exclusive royalty bearing license to use Dolby Digital Professional Encoder, which will expire on June 30, 2009. On August 11, 2003, we entered into a Digital Audio System License Agreement (Professional Encoders) with Dolby Laboratories Licensing Corporation and the Registrant, pursuant to which we received a worldwide non-exclusive royalty bearing license to manufacture, market, sell and import products intended to encode a maximum of two audio channels from digital or analog sources into a Dolby Digital bitstream, which shall expire on August 11, 2008. On June 18, 2003, we entered into a Digital Audio System License Agreement (Professional Products – Decoder Hardware) with Dolby Laboratories Licensing Corporation, pursuant to which we received a worldwide non-exclusive royalty bearing license to use, lease, import and sell products intended or designed for use in decoding a Dolby Digital audio bitstream, and provides access to such stream using a signal compliant with ATSC A/52 Annex 8 professional mode, which shall expire on June 18, 2008. During 2006, we made royalties payments to Dolby Laboratories Licensing Corporation in an aggregate amount of $31 thousands.

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

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. Pursuant to a new tax reform, the corporate tax rate would be reduced up to 25% in the year 2010. The rate is scheduled to decline to 29% in 2007, 27% in 2008, and 26% in 2009.

        However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise.

Law for the Encouragement of Capital Investments, 1959

        General. Certain of our production and development facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

        Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

        Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25%, instead of the tax rates under the “General Corporate Tax Structure” above, for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

        A company owning an approved enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the approved enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the approved enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

        Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. The company tax rate applicable to income earned from Approved Enterprise programs in the benefit period by a company meeting these qualifications is as follows:

% of Foreign Ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

        Entitlement to these tax benefits for enterprises to which Investment Center granted an Approved Enterprise status prior to December 31, 2004 is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our group companies which enjoy Approved Enterprise benefits will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.

        Currently we have three Approved Enterprise programs under the Alternative Track of the Capital Investments Law, which entitle us to tax benefits. The Approved Enterprise program currently grants us a two-year tax exemption (although our first program was granted an exemption of four years) for undistributed income and an additional period of reduced corporate tax liability at rates ranging between 10% and 25%, as described above, depending on the level of foreign ownership of our shares.

        A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient’s tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending, as described above, on the extent to which non-Israeli shareholders hold such company’s shares.

        The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

        Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

        Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by our company will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest.

        A company which qualifies as a foreign investment company (FIC) is a company in which more than 25% of the share capital (in terms of shares, rights to profit, voting rights and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

        From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law and currently such proposal is pending. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by our company in Israel.

        Notwithstanding the foregoing, on March 29, 2005, the Israeli Parliament passed an amendment to the Investment Law, which revamps the Israeli tax incentives for future industrial and hotel investments (the “2005 amendment”). A tax “holiday” package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in the 2005 amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends upon the level of foreign investment.

        The 2005 amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

        Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a “Privileged Enterprise”, without prior approval. Companies in industry or tourism in Israel may elect between:

        * Tax “holiday” package – for a “Privileged Enterprise”: a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the “Privileged Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

        * Grant / Reduced tax package – for an “Approved Enterprise”: Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for a period of 7 to 15 years.

        Dividend withholding tax also applies at a rate of 4% or 15% depending on the package selected and the residency of the shareholder.

Law for the Encouragement of Industry (Taxes), 1969

        Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans, capital gains, interest and dividends) is derived from an “industrial enterprise” it owns. An “industrial enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial manufacturing.

        We believe that we currently qualify as an Industrial Company. Accordingly, we are entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

        The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that an industrial enterprise is eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis (instead of the regular rates which are applied on a straight-line basis).

        Moreover, industrial enterprises which are Approved Enterprises (see above) can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

        In addition, Industrial Companies may (i) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (ii) deduct expenses related to public offerings in equal amounts over a period of three-years.

        Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company, or will avail ourselves of any benefits under this law in the future or that Industrial Companies will continue to enjoy such tax benefits in the future.

Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985 (“Inflationary Adjustments Law”) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary interest expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

        The salient features of the Inflationary Adjustments Law can be described generally as follows: A special tax adjustment for the preservation of equity, based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders’ equity, (as defined in the Inflationary Adjustment Law), exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustment Law), a tax deduction which takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a CPI-linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

        Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

TAXATION OF SHAREHOLDERS

Capital Gains

        Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of sale or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject on December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (31% in 2006). The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 49% in 2006) and the regular corporate tax rate for corporations (31% in 2006) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2006 – 31% tax rate for a corporation and a marginal tax rate of up to 49% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

        Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gain is also reportable on the annual income tax return.

Dividends

        A distribution of dividend from income attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

        Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

        An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Estate and Gift Tax

        The Israeli law presently does not imposed estate or gift tax.

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

        Our Ordinary Shares are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning Scopus Video Networks Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

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

Interest rate risk

        Fluctuations in interest rates may affect our interest income and expenses and the fair market value of our investments. As of December 31, 2006, we had $26 million under short-term bank deposits which earn interest at an average rate equal to 1 week LIBOR minus 0.3% per annum.

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

    (a)        Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Nevertheless, based on the evaluation by our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this annual report are effective of such reasonable assurance level.

    (b)        Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Michael Anghel meets the definition of an “audit committee financial expert”, as defined in Item 16A of Form 20-F. Mr. Anghel is an “independent” director in accordance with applicable NASD regulations.

ITEM 16B.	CODE OF ETHICS

        In November 15, 2005, our Board of Directors adopted a Code of Ethics that applies to all employees, directors and officers of the Company, including the chief executive officer, chief financial officer, controller, or persons performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon a written request addressed to our investor relations department, 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel. Additionally, a copy of our Code of Ethics is posted on our website, www.scopus.net, and may be found as follows:

        1. From our main web page, first click on the “investors” bar on the right.

        2. Next, click on “Corporate Governance” on the bottom.

        3. Next, click on “Scopus Code of Ethics”.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

        The table below summarizes the audit fees billed by us during each of 2005 and 2006 to our principal independent accountant during such years.

	Year Ended December 31, 2005		Year Ended December 31, 2006
Services Rendered	Fees	Percentage	Fees	Percentage
	(In thousands, except percentage)

Audit fees (1)	32	42%	175	99%
All other fees (2)	43	58%	3	1%
Total	75	100%	178	100%

(1)	Includes professional services rendered with respect to the audits of our annual consolidated financial statements, statutory audits, consents and assistance with review of Registration Statement on Form F-1 filed with the SEC.

(2)	Includes fees for services for employee benefit plans.

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

        During 2006, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Brightman Almagor & Co. or by Deloitte Touche Tohmatsu in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.

        Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        Our, and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-24, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Index to Consolidated Financial Statements	F-1

Scopus Video Networks Ltd.

Reports of Independent Registered Public accounting firms	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Statements of Changes in Shareholders' Equity	F-5
Consolidated Statements of Cash Flow	F-6
Notes to the Consolidated Financial Statements	F-7 - F-24

ITEM 19.	EXHIBITS

Exhibit No.

1.1 1.2 4. 1 4. 2 4. 3 4. 4 4. 5 4. 6 4. 7 4. 8 4. 9 4.10 8.1 12.(a).1 12.(a).2 13. (a).1 14. (a).1	Memorandum of Association of Registrant as amended (English translation). (incorporated by reference to Exhibit 3.1 from the Company's Form F-1/A Dated December 6, 2005).

Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.4 from the Company's Form F-1 Dated November 18, 2005).

Form of Letter of Indemnity between Scopus Video Network Ltd.. and its directors and officers
(incorporated by reference to Exhibit 4.1 from the Company's Annual Report on Form 20-F Dated
April 14, 2006).

2000 Employee Incentive Share Option Plan (English Translation) (incorporated by reference to
Exhibit 10.7 from the Company's Form F-1 Dated November 18, 2005).

2001 Amended and Restated Share Option Plan (English Translation) (incorporated by reference to Exhibit 10.8 from the Company's Form F-1 Dated November 18, 2005).

Executive Option Plan (incorporated by reference to Exhibit 10.9 from the Company's Form F-1
Dated November 18, 2005).

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

Implementation and System License Agreement by and between Dolby Laboratories Licensing
Corporation and the Registrant dated as of February 22, 2005 (incorporated by reference to
Exhibit 10.3 from the Company's Form F-1 Dated November 18, 2005).

Digital Audio System License Agreement (Professional Encoders) by and between Dolby
Laboratories Licensing Corporation and the Registrant dated as of August 11, 2003
(incorporated by reference to Exhibit 10.4 from the Company's Form F-1 Dated November 18,
2005).

Digital Audio System License Agreement (Professional Products - Decoder Hardware) by and
between Dolby Laboratories Licensing Corporation and the Registrant dated as of June 18, 2003
(incorporated by reference to Exhibit 10.5 from the Company's Form F-1 Dated November 18,
2005).

Registration Rights Agreement, by and among the Company and the shareholders listed therein, dated August 4, 2003 (incorporated by reference to Exhibit 10.10 from the Company's Form F-1
Dated November 18, 2005).

List of the subsidiaries of the Company.

Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the
Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the
Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Certification by Chief Executive Officer and Principal Financial Officer pursuant to Section
906 of the Sarbanes-Oxley Act of 2002.

Consent of Brightman Almagor & Co. a member firm of Deloitte Touche Tohmatsu	1.1 1.2 4. 1 4. 2 4. 3 4. 4 4. 5 4. 6 4. 7 4. 8 4. 9 4.10 8.1 12.(a).1 12.(a).2 13.(a).1 14.(a).1

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 12, 2007

SCOPUS VIDEO NETWORKS LTD. By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

SCOPUS VIDEO NETWORKS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

(In thousands of U.S. dollars)

SCOPUS VIDEO NETWORKS LTD.

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Scopus Video Networks Ltd.

We have audited the accompanying consolidated balance sheets of Scopus Video Networks Ltd. and its subsidiary (“the Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Scopus Video Networks Ltd. and its subsidiary as of December 31, 2006 and 2005, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 8, 2007

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	December 31
	2 0 0 6	2 0 0 5

ASSETS
Current assets
Cash and cash equivalents	$29,950	$33,644
Trade accounts receivable (net of allowance for doubtful
accounts of $428 and $878, respectively)	10,268	11,509
Inventories (Note 3)	11,727	8,452
Other receivables and current assets (Note 4)	1,015	1,453

	52,960	55,058

Fixed assets, net (Note 5)	2,928	2,399

Deposits in general severance fund (Note 8(2))	204	172

Other assets (Note 6)	72	105

	$56,164	$57,734

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$5,738	$5,493
Other payables and current liabilities (Note 7)	7,246	7,871

	12,984	13,364

Liabilities for vacation and severance pay (Note 8)	1,661	1,624

Commitments and contingent liabilities (Note 9)

Shareholders' equity (Note 11)
Ordinary shares, NIS 1.4 par value; authorized
66,071,428 shares at December 31,
2006 and 2005; issued and outstanding 13,358,333
and 13,103,018 shares at December 31, 2006 and 2005,
respectively	4,322	4,241
Additional paid-in-capital	74,118	72,576
Deferred stock-based compensation	-	(942)
Accumulated deficit	(36,921)	(33,129)

	41,519	42,746

	$56,164	$57,734

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Revenues	$47,272	$44,791	$35,051

Cost of revenues	24,274	22,593	16,086

Gross profit	22,998	22,198	18,965

Research and development expenses,
net of participation by OCS of $1680
$1,865 and $ 2,075, respectively	10,240	10,124	9,184

Sales and marketing expenses	12,602	13,191	10,751

General and administrative expenses	4,876	3,024	2,129

Operating loss	(4,720)	(4,141)	(3,099)

Financing income, net	963	346	187

Gain from disposal of fixed assets	-	-	1

Loss before income taxes	(3,757)	(3,795)	(2,911)

Income tax expense (Note 13)	(35)	(55)	(30)

Net loss for the year	$(3,792)	$(3,850)	$(2,941)

Net loss	$(3,792)	$(3,850)	$(2,941)

Dividend on preferred shares (Note 11A(2)a)	-	(1,285)	(1,002)

Net loss attributable to ordinary shares	$(3,792)	$(5,135)	$(3,943)

Basic and diluted net loss per ordinary share
(Note 14)	$(0.29)	$(1.60)	$(1.43)

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share and per share data)

	Ordinary Shares	Series A Preferred shares	Series B Preferred shares	Additional paid-in capital	Preferred series B shareholder receivables	Deferred Stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2004	$1,078	$696	$1,210	$44,477	$(7,750)	$-	$(26,338)	$13,373
Proceeds from issuance of series B preferred shares	-	-	-	-	7,750	-	-	7,750
Net loss for the year	-	-	-	-	-	-	(2,941)	(2,941)

Balance - December 31, 2004	$1,078	$696	$1,210	$44,477	$-	$-	$(29,279)	$18,182
Exercise of share options	4	-	-	29	-	-	-	33
Stock-based compensation - grant of share options to employees	-	-	-	1,235	-	(1,235)	-	-
Amortization of deferred stock-based compensation	-	-	-	-	-	158	-	158
Conversion of preferred shares into ordinary shares	1,783	(696)	(1,210)	123	-	-	-	-
Proceeds from issuance of ordinary shares to the public	1,376	-	-	27,919	-	-	-	29,295
Cost related to issuance of ordinary shares to the public	-	-	-	(1,207)	-	135	-	(1,072)
Net loss for the year	-	-	-	-	-	-	(3,850)	(3,850)

Balance - December 31, 2005	$4,241	$-	$-	$72,576	$-	$(942)	$(33,129)	$42,746
Exercise of share options	81	-	-	634	-	-	-	715
Initial adoption of SFAS 123R	-	-	-	(942)	-	942	-	-
Amortization of deferred stock-based compensation	-	-	-	1,881	-	-	-	1,881
Cost related to issuance of ordinary shares to the public	-	-	-	(31)	-	-	-	(31)
Net loss for the year	-	-	-	-	-	-	(3,792)	(3,792)

Balance - December 31, 2006	$4,322	$-	$-	$74,118	$-	$-	$(36,921)	$41,519

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Cash Flows - Operating Activities
Net loss for the year	$(3,792)	$(3,850)	$(2,941)
Depreciation	1,038	975	962
Decrease in severance pay liability, net	(26)	(62)	(224)
Increase in vacation pay liability	81	52	82
Amortization of deferred stock-based compensation	1,881	158	-
Gain from disposal of fixed assets	-	-	(1)
Decrease (increase) in trade accounts receivable, net	1,241	(3,743)	(2,045)
Increase in inventories	(3,275)	(1,825)	(1,129)
Decrease in other receivables and current assets	438	139	303
Decrease (increase) in other assets	33	(17)	(38)
Increase in trade accounts payable	245	506	1,142
Increase (decrease) in other payables and current liabilities	(675)	1,422	(636)
Decrease in other long-term liabilities	-	-	(65)

Net cash used in operating activities	(2,811)	(6,245)	(4,590)

Cash Flows - Investing Activities
Purchase of fixed assets	(1,567)	(1,159)	(893)
Proceeds from disposal of fixed assets	-	1	8

Net cash used in investing activities	(1,567)	(1,158)	(885)

Cash Flows - Financing Activities
Issuance of series B preferred shares	-	-	7,750
Series B preferred shares issuance costs	-	-	(104)
Proceeds from exercise of options	715	33	-
Issuance of ordinary shares to the public	-	29,295	-
Cost of Issuance of ordinary shares to the public	(31)	(854)	-
Repayment of long-term liabilities	-	(32)	(211)

Net cash provided by financing activities	684	28,442	7,435

Increase (decrease) in cash and cash equivalents	(3,694)	21,039	1,960
Cash and cash equivalents at beginning of the year	33,644	12,605	10,645

Cash and cash equivalents at end of the year	$29,950	$33,644	$12,605

Supplemental information:
Interest paid in cash	$2	$16	$16

Taxes paid in cash	$49	$42	$18

Non cash transactions:
Issuance costs of initial public offering	$-	$218	$-

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

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are included in net financing income as they arise.

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

The allowance for doubtful accounts is computed, primarily for specific accounts, which, in management’s opinion, are doubtful of collection and in part based on a certain percentage of trade accounts receivable, based on historical experience and management estimation.

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

Abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, allocation of fixed production overheads to the costs of conversion are based on the normal capacity of the production facilities.

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

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Revenue recognition (cont.)

(2)	Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is rendered.

(3)	Revenue from long-term contracts is recognized under the percentage-of-completion method on the basis of actual working hours incurred relative to total expected working hours under the contract. Revisions in estimates of costs, profits and hours to be invested are reflected in the accounting period in which the circumstances that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

(4)	Revenues from operating lease agreements are recognized ratably over the lease period.

(5)	An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

J.	Research and development

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

Basic and diluted net losses per ordinary share have been computed in accordance with SFAS 128 “Earnings per Share” based on the weighted average number of ordinary shares outstanding.

All outstanding stock options have been excluded from the calculation of the diluted loss per share since their effect is anti-dilutive.

O.	Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (SFAS 123R), “Share-Based Payment,”which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period.

Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R on January 1, 2006, the first day of the Company’s fiscal year 2006, using a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123).

For purposes of estimating fair value in accordance with SFAS 123R, the Company utilized the Black-Scholes option-pricing model.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Stock-based compensation (cont.)

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on SFAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation.

The following assumptions were utilized in such calculations for the year ended December 31, 2006 (all in weighted averages):

Year ended December 31, 2006

Risk free interest rate	4.39%
Post vesting forfeiture rate	9.30%
Volatility	67.52%
Dividend yield	None

Total estimated share-based compensation expense, related to all of the Company’s share-based awards, recognized for the year ended December 31, 2006 was comprised as follows:

Year ended December 31, 2006

Cost of revenues	58
Research and development expenses	144
Sales and marketing expenses	149
General and administrative expenses	1,530

Total Share-based compensation expense	$1,881

Prior to adopting the provisions of SFAS 123R, the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 (APB 25), “Accounting for Stock Issued to Employees” and provided the required pro forma disclosures of SFAS 123.

For purposes of pro forma disclosures under SFAS 123 and 148 for the years ended December 31, 2005, and 2004 the estimated fair value of the stock options was assumed to be amortized to expense over the stock options’ vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per common share for the years ended December 31, 2005 and 2004 were as follows:

	Year ended December 31
	2006	2005	2004

Net loss for the year as reported	$(3,792)	$(3,850)	$(2,941)
Adjustments:
Add:
Stock-based compensation expense
determined under the intrinsic value method	-	158	-
Deduct:
Stock-based compensation expense
determined under the fair value method	-	(1,055)	(597)

Pro forma net loss for the year	$(3,792)	$(4,747)	$(3,583)

Basic and diluted net loss per ordinary share
- as reported	$(0.29)	$(1.60)	$(1.43)

Basic and diluted net loss per ordinary share
- pro forma		$(1.88)	$(1.64)

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Stock-based compensation (cont.)

The pro forma effects of estimated share-based compensation expense on loss and loss per ordinary share for the years ended December 31, 2005 and 2004 were estimated at the date of grant using the Black & Scholes option-pricing model based on the following assumptions (annualized percentages):

	Year ended December 31 ,
	2005	2004

Volatility	0.00%	0.00%
Risk-free interest rate	4.10%	3.83%
Dividend yield	None	None
Expected life (years)	10	10

P.	Recently issued accounting pronouncements

(1)	SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments"

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), with changes in fair value of such hybrid financial instrument recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under SFAS 133.

SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. The adoption of this Statement is not expected to have a material effect on the Company’s financial statements or its results of operations,

(2)	SFAS No. 156 "Accounting for Servicing of Financial Assets"

In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“SFAS 156”). This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. SFAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not currently engage in transfers of financial assets and accordingly does not anticipate that the adoption of this statement will have a material effect on its financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recently issued accounting pronouncements (cont.)

(3)	FIN No .48 “Accounting for Uncertainty in Income Taxes”

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for the Company). The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation.

The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to Retained earnings, Goodwill, or Accumulated Gains and (Losses) not Affecting Retained Earnings, as appropriate, as of the beginning of the period of adoption. The adoption of this interpretation is not expected to have a material effect on the Company’s financial statement.

(4)	SAB No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006 The company adopted SAB 108 in these financial statements and accordingly, follows SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB No.108 did not result in corrections of the Company’s financial statements.

(5)	SFAS No.157 "Fair Value Measurements"

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of the provisions of SFAS 157 on its financial position and results of operations.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 3	–	INVENTORIES

	December 31,
	2 0 0 6	2 0 0 5

Raw materials	$7,944	$6,647
Finished products	3,491	1,416
Finished products used for demonstration purposes	292	389

	$11,727	$8,452

In the years ended December 31, 2006, 2005 and 2004, the Company wrote down inventories in the amounts of $705, $499 and $0, respectively.

NOTE 4	–	OTHER RECEIVABLES AND CURRENT ASSETS

	December 31,
	2 0 0 6	2 0 0 5

Government institutions	$424	$824
Advances to suppliers	69	156
Prepaid expenses	477	453
Other	45	20

	$1,015	$1,453

NOTE 5	–	FIXED ASSETS, NET

	December 31,
	2 0 0 6	2 0 0 5

Cost:
Office equipment and furniture	$744	$588
Machinery, hardware and equipment	5,481	4,371
Software	1,824	1,630
Vehicles	24	24
Leasehold improvements	498	391

	8,571	7,004

Accumulated depreciation	5,643	4,605

Net book value	$2,928	$2,399

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 6	–	OTHER ASSETS

	December 31,
	2 0 0 6	2 0 0 5

Prepaid expense - long term	$36	$76
Deposits for rent agreements	36	29

	$72	$105

NOTE 7	–	OTHER PAYABLES AND CURRENT LIABILITIES

	December 31,
	2 0 0 6	2 0 0 5

Accrued vacation and employee benefits	$1,473	$1,681
Institutions - payroll related	1,006	1,135
Customer advances	667	485
Accrual for warranty and repairs	1,357	1,292
Accrued royalties	474	500
Accrued commissions to sales agents	408	974
Deferred revenue	252	494
Accrued expenses and other	1,609	1,310

	$7,246	$7,871

NOTE 8	–	LIABILITIES FOR VACATION AND SEVERANCE PAY

	December 31,
	2 0 0 6	2 0 0 5

Composition:
Liability for vacation pay (1)	$790	$759
Liability for severance pay (2)	871	865

	$1,661	$1,624

(1)	This portion of the Company’s liability for vacation pay is not expected to be paid during the year subsequent to the balance sheet date. The liability for vacation pay, which is expected to be paid during the year subsequent to the balance sheet date, is included in current liabilities.

(2)	The liability for severance pay reflects the amounts due in accordance with existing labor agreements. The liability has been computed in accordance with the period of employment and the employee’s most recent salary. The liability for severance pay covers the Company’s entire obligation as of the balance sheet date, except for liabilities covered by payments to insurance policies and pension funds. Deposits in general severance fund in the amount of $204 and $172 (including accumulated profits) as of December 31, 2006 and 2005, respectively, are presented as long-term assets. Insurance policies and pension funds may be withdrawn subject to the fulfillment of the requisite conditions set forth under the Severance Pay Law – 1963. Amounts paid to insurance policies and pension funds and the related liabilities are not presented in the Company’s balance sheet, as these are not under the control in the Company’s management.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities

(1)	As of December 31, 2006 the Company has provided several bank guarantees in the total amount of $414 to guarantee performance on contracts with customers, and other bank guarantees in the total amount of $460.

(2)	On May 31, 2004, the Company received a notice from a supplier, demanding $170 plus additional amounts contingent upon the Company’s results in future years (until 2006) in respect of services allegedly provided by the supplier. The parties submitted the dispute for arbitration in August 2004 but the arbitration failed, and in November 2004, a lawsuit was filed against the Company and its Chief Executive Officer in an amount of $160 based on the Company’s 2003 results. On December 30, 2004 the Company submitted a statement of defense and a cross-action in an amount of $141. During 2006 evidentiary stage of the claim was held and the court is about to determine a date for submitting summaries from the parties. On May 22, 2006 another lawsuit was filed against the Company and its Chief Executive Officer in an amount of $841 based on the Company’s 2004 and 2005 results. During 2006 the Company and the supplier held mediation attempt which turned out fruitless. The Company’s management believes that the consolidated financial statements as of December 31, 2006 and 2005 include an adequate provision for the disputed amounts.

B.	Commitments

(1)	The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade (“OCS”), on proceeds from sales of products with respect to which the OCS has participated in research and development, up to the amounts of grants received by the Company plus interest. The royalties are payable at a rate of 3.5% of applicable sales. The total amounts of grants received, net of royalties paid or accrued, at December 31, 2006 was $8,967. Royalty expenses to the OCS in 2006, 2005 and 2004 were $781, $1,039, and $1,099, respectively.

(2)	Within the framework of agreements for product development, the Company is committed to pay royalties to third parties on future sales of the products resulting from that development. Royalty expenses from these agreements in 2006, 2005 and 2004 were $130, $33, and $52, respectively.

(3)	Lease commitments

In November 2001, the Company moved to a new building in Rosh Ha’ayin (Israel) on a 44,500 sq. feet (4000-sq.m) site. The lease contract was for a five-year period with an extension option for an additional ten years on a year-to-year basis. On June 17,2004 the Company signed a new lease contract on the same site, which replaced the old agreement and extended the lease period until May 2008. Based on the terms of the new agreement, the Company has an option to extend the period until May 2011. In addition to the above lease contract, on June 17, 2004, the Company signed another lease agreement for additional 2,000 sq. feet (180-sq.m) site in the same location in Israel under similar conditions as described above.

On October 18, 2006 the Company signed a new lease contract on 54,478 sq. feet (4,903 sq. m.) at the same site described above plus additional area of about 8,000 sq. feet. The new contract effective from June 1, 2006 till May 31, 2011.

The Company has a sales office located in Princeton (New Jersey) in a 3,800 sq. feet facility with a lease that expired in December 2005. On November 16, 2005 the Company agreed with the same landlord to lease a new facility in New Jersey. The new lease contract is for 7,350 sq. feet for a five- year period with an extension option of additional five years. The Company maintains smaller, regional sales offices in Moscow (Russia), Mumbai (India), and Beijing (China).

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

B.	Commitments (cont.)

(3)	Lease commitments (cont.)

At December 31, 2006, the aggregate future minimum lease obligations (sales offices and motor vehicles) under all non-cancelable leases agreements were as follows:

Year ending December 31,

2007	$1,014
2008	942
2009	950
2010	973
2011 and thereafter	387

$4,266

NOTE 10	–	FINANCIAL INSTRUMENTS

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

All preferred shares were converted into ordinary shares in a ratio determined in the shares issuance agreements (see (3) below). Before the conversion, the Preferred shareholders had liquidation rights as follows:

a)	The holders of the preferred B shares were entitled to receive, in preference to all other shareholders of the Company, an amount equal to the original issue price plus interest at the rate of 8% per annum, compounded annually, plus all declared but unpaid dividends on each preferred B share.
b)	After distribution in full of the series B preferred preference to the holders of the series B preferred shares, the holders of the series A preferred shares were entitled to receive an amount equal to the original issue price plus all declared but unpaid dividends on each series A preferred share.
c)	After distribution in full to the holders of the series A preferred shares, the remaining assets, if available, were be distributed on a pro rata basis among all the preferred and ordinary shareholders in proportion to the number of ordinary shares then held by each such holder on an as-converted basis. For the pro rata calculation, the Articles of Association of the Company provide that in certain circumstances the ordinary shares held by Koor Industries Ltd. “Koor”) a related party, will be deemed as 135% of Koor’s ordinary shares of the Company instead of 100%, up to $8,000, and thereafter Koor’s pro rata will be 100% of its ordinary shares.

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

As of December 31, 2006, 128,056 options were exercised into ordinary shares and 3,564 options were forfeited.

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

As of December 31, 2006, 54,280 options were exercised into ordinary shares and 183,808 options are outstanding.

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

In 2006 the Company granted 815,037 options under this plan at an exercise price equal to share market price on grant date. All these options expire in 5 years, except 80,000 options that was granted to Directors that expire 10 years from grant date.

On May 11, 2006 the Board of Directors approved two changes the terms of 89,286 options which were granted on October 27, 2005. The exercise price was reduced from $7.84 to $5.2 which was the market price on the date of change and expiration period had been reduced from 10 years to 5 years. These two changes ended-up with no additional costs to the Company as calculated per SFAS 123(R).

As of December 31, 2006, 213,112 options were exercised into ordinary shares and 3,401,111 options are outstanding.

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

As of the December 31, 2006, the number of options outstanding and exercisable under this plan was 413,088.

(5)	A summary of the information with respect to the Company’s share option plans is as follows:

	Options outstanding	Weighted average exercise price

Balances, January 1, 2004	2,201,143	$2.90
Granted	210,179	$3.12
Exercised	-	$-
Forfeited	(117,935)	$2.80

Balances, December 31, 2004	2,293,387	$2.92
Granted	1,312,587	$4.19
Exercised	(12,077)	$2.80
Forfeited	(78,831)	$2.80

Balances, December 31, 2005	3,515,066	$3.40
Granted	815,037	$5.20
Exercised	(255,315)	$2.80
Forfeited	(76,781)	$4.19

Balances, December 31, 2006	3,998,007	$3.76

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL (cont.)

B.	Share option plans (cont.)

(6)	The following table summarizes information about share options outstanding as of December 31, 2006:

Options Outstanding				Options Exercisable
Range of exercise prices	Options at December 31, 2006	Weighted average remaining contractual life (Years)	Weighted average exercise price	Options at December 31, 2006	Weighted average exercise price

$2.80 - $3.75	2,786,939	6.52	$2.83	2,158,914	$2.80
$4.31 - $5.20	864,250	5.05	$5.04	102,609	$4.51
$7.00 - $7.84	292,291	8.86	$7.61	147,974	$7.69
$8.34 - $8.40	54,527	4.99	$8.37	53,634	$8.37

Total	3,998,007	6.32	$3.76	2,463,131	$3.29

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.	Geographic information

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Revenues:
USA	$8,146	$6,433	$4,068
Caribbean	117	210	3,927
Other	1,532	2,717	1,201

Total North and South America	9,795	9,360	9,196

China	2,927	7,117	3,221
India	5,730	1,423	1,293
Other	4,661	3,845	4,831

Total Asia and the Pacific Rim	13,318	12,385	9,345

Russia	5,447	3,049	4,143
Other	18,712	19,997	12,367

Total Europe, the Middle East and
Africa	24,159	23,046	16,510

Total revenues	$47,272	$44,791	$35,051

	December 31,
	2 0 0 6	2 0 0 5

Fixed assets, net:
Israel	$2,594	$2,303
USA	334	96

Total	$2,928	$2,399

B.	Revenues by major customers

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Customer A	$117	$210	$3,927

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES

A.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”)

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

In 2004 the Company received an approval certificate for additional expansion program. The program’s investments were concluded in September 2005.

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

C.	Income taxes expenses for all years presented, relates to SVNI.

D.	As of December 31, 2006 the Company has recorded a valuation allowance for the entire amount of deferred tax assets arising from tax loss carry forwards in the amount of $27.5 million, due to management estimation that the realization of such amounts is not considered to be more-likely-than-not.

E.	The Company’s effective tax rate differs from the statutory rate applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carryforward (see D above).

F.	Israeli tax reform

On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli Parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. The amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and 25% thereafter.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14	–	LOSS PER ORDINARY SHARE

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Net loss	$(3,792)	$(3,850)	$(2,941)
Dividend on preferred shares	-	(1,285)	(1,002)

Net loss attributable to ordinary shares	$(3,792)	$(5,135)	$(3,943)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,204,500	3,216,786	2,759,213

Basic and diluted net loss per ordinary share	$(0.29)	$(1.60)	$(1.43)

NOTE 15	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

During 2005 and 2004 the Company provided research and development services to a related party, which was a subsidiary of Koor up to 2005.

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Statement of operations data:
Revenue	$-	$534	$597