Form 20-F
period 2007-12-31
Scopus Video Networks Ltd.
filed 2008-04-14
CIK 1342575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Moshe Eisenberg, 972-3-900-7100, 972-3-900-7702, 10 Ha'amal St., Park Afek, Rosh Ha'ayin 48092, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

13,927,210 Ordinary Shares, NIS 1.40 par value per share, as of December 31, 2007

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

        U.S. GAAP ☒

        International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

        Other ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

INTRODUCTION

        As used in this Annual Report on Form 20-F, references to “we”, “our”, “us”, “Scopus” or the “Company” are references to Scopus Video Networks Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiary, Scopus Video Networks Inc., a Delaware corporation, unless indicated otherwise.

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

        The selected financial data for the years ended December 31, 2003, 2004, 2005, 2006, and 2007 are derived from the financial statements that have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors.

        Our financial statements have been prepared in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 2 of our Consolidated Financial Statements incorporated herein by reference.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands except share and per share date)

Consolidated Statement of Operations Data:

Revenues	$31,051	$35,051	$44,791	$47,272	$57,477

Cost of revenues	16,487	16,086	22,593	24,274	29,901

Gross profit	14,564	18,965	22,198	22,998	27,576

Research and development expenses, net
of participation by OCS	6,492	9,184	10,124	10,240	10,675

Sales and marketing expenses	9,618	10,751	13,191	12,602	15,601

General and administrative expenses	2,075	2,129	3,024	4,876	5,692

Operating loss	(3,621)	(3,099)	(4,141)	(4,720)	(4,392)

Financing income, net	99	187	346	963	1,673

Other income (expense), net	(5)	1	-	-	-

Loss before income taxes	(3,527)	(2,911)	(3,795)	(3,757)	(2,719)

Income tax expense	(56)	(30)	(55)	(35)	(58)

Net loss	(3,583)	(2,941)	(3,850)	(3,792)	(2,777)

Dividend on preferred shares	(258)	(1,002)	(1,285)	-	-

Net loss attributable to ordinary shares	$(3,841)	$(3,943)	$(5,135)	$(3,792)	$(2,777)

Basic and diluted net loss per ordinary
share(1)	$(1.39)	$(1.43)	$(1.60)	$(0.29)	$(0.20)

Weighted average ordinary shares used in
computing basic and diluted net loss per
ordinary share(1)	2,759,213	2,759,213	3,216,786	13,204,500	13,595,346

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Balance Sheet Data:

Cash and cash equivalents,
short term deposits and
trading securities	$10,645	$12,605	$33,644	$29,950	$35,547

Working capital	12,767	17,340	41,694	39,976	40,476

Total assets	26,257	31,061	57,734	56,164	61,669

Long-term liabilities	1,892	1,629	1,624	1,661	1,945

Accumulated deficit	(26,338)	(29,279)	(33,129)	(36,921)	(39,698)

Shareholders' equity	13,373	18,182	42,746	41,519	42,319

(1)	See Note 2N and 14 in the “Index to Consolidated Financial Statements” for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

3B.	Capitalization and Indebtedness

        Not applicable

3C.	Reasons for the Offer and Use of Proceeds

        Not applicable

3D.	Risk Factors

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

        To compete effectively, we must enhance our existing products and introduce new, cost-effective products, features and solutions to meet changing customer requirements and evolving industry standards. The markets for our products are characterized by rapidly changing technology and frequent introductions of new products. We, or our competitors, may announce products that have the potential to shorten the life cycle of, or replace, our products. We have made such announcements in the past and may do so in the future. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. We cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

        We must design our products to support emerging technologies and features, including personalized programming, targeted advertising, new compression standards, HDTV, distributed networking and the greater use of video distribution-over-IP. Our products must also meet industry standards in the geographical regions in which we operate. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase.

        Sales of our products are also dependent on the market acceptance of advanced video services. If adoption of advanced services is not as widespread or as rapid as we expect, or if we are unable to develop new products based on emerging technologies on a timely basis, our results of operations would be materially and adversely affected.

High Definition TV (HDTV)

        While our intelligent video gateway processes MPEG-2 HDTV content, and we currently resell third-party MPEG-2 HDTV encoders and decoders, the decoders developed by us do not currently support MPEG-4 HDTV. We introduced MPEG-4 HDTV encoders, which was available for shipment in the first quarter of 2008. To the extent our target customers prefer to purchase HDTV encoders and decoders developed by us rather than third-parties, we may be unable to successfully market these products. Until we complete the development of MPEG-4 decoders, we will rely on the resale of third-party products which have lower gross margins than internally-developed versions. If we are unable to provide HDTV support in our encoding and decoding products, we may not be able to compete effectively, which would adversely affect our results of operations.

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

Internet TV

        The availability to distribute content over the public Internet, known also as Internet TV may affect our customers, the Broadcasters and Network Operators. Several companies, including Google, Yahoo! and Apple, have recently announced their entry into the video distribution business and enable customers to download video content to personal computers and handheld devices. The fact that our customers can “bypass” the traditional content delivery chain and reach directly the end user might change their business model and therefore they may decide not to use our traditional products for their content distribution.

We have a history of losses and may never achieve or maintain profitability.

        We have incurred losses in each year since our inception, and as of December 31, 2007, we had an accumulated deficit of $39.7 million. Our losses may increase in the future as we expand our research and development activities and increase our manufacturing and sales and marketing capabilities. The future success of our business will depend on our ability to increase product sales, develop additional products and applications, expand our sales force and distribution network and control costs, which we may be unable to do. We may not generate sufficient revenues from product sales or generate sufficient free cash flow in the future to achieve or maintain profitable operations, resulting in the possibility of future capital requirements.

Our operating results may fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our share price to decline.

        Our operating results have fluctuated in the past and are likely to continue to fluctuate in the future on both annual and quarterly basis as a result of several factors, many of which are outside of our control. Some of the factors that may cause these fluctuations include:

–	the timing, size, delivery, installation and revenue recognition of customer orders;

–	our long and unpredictable sales cycle, which typically lasts approximately 3 to 12 months;

–	the cost and availability of electronic components;

–	fluctuations in exchange rates/exposure to variable currencies other than the U.S. dollar ;

–	our ability to enhance our products and market acceptance of our existing and new products;

–	the potential loss of key OEM partnerships;

–	our customers' need for local franchise and licensing approvals; and

–	regulatory changes in the U.S. and other countries.

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

Our focus on developing products designed for the U.S. market requires adaptation before sale outside of the U.S. and a delay of development of new products designated solely for markets outside the U.S., which may result in additional development costs and delays in sales outside of the U.S.

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

        Demand for our products will depend on the magnitude and timing of capital spending by network operators as they construct and upgrade their networks as well as the pace of migration of analog network operators to digital . The ordering patterns of our customers are sporadic, and the capital spending patterns of network operators are dependent on a variety of factors, including:

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

We may not be able to successfully compete with larger competitors who have greater financial, marketing, human and other resources than us.

        We compete in a highly competitive market. We compete primarily on the basis of the technological merits of our products, cost, support and product availability. Many of our competitors are large companies with significantly greater financial, marketing, human and other resources than us, which may give them competitive advantages over us. Our larger competitors have broader product lines that our target customers may prefer. Recently, two of our competitors, Scientific-Atlanta and Tandberg, were acquired by Cisco and Ericsson, respectively. Our target customers may award initial contracts to larger suppliers than us, which may limit our ability to sell to target customers. Our revenues and our sale prices may decline significantly if our competitors introduce equivalent or superior products. In addition, many of our competitors manufacture their products in countries where the cost of production is significantly lower than in Israel, where we produce most of our products, thus decreasing their cost and thereby the sale price of their products.

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

Some of the technology we use is licensed from third parties and integrated into our products. If our licensors terminate our license agreements, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business.

        Our products are based on a combination of our core technology and licenses we obtain from third-parties. For example, the software that we use in our products to compress video and audio into an MPEG format is licensed to us by a third-party. While some of our license agreements are perpetual, others are terminable within a short period. If any of our licensors decides to terminate the license agreement we have with such licensor, we may be forced to stop selling some of our products, and seek other alternatives, which could harm our business and results of operations.

A substantial majority of our sales and substantially all of our other activities occur outside the U.S. We are subject to risks associated with operating in a wide variety of countries, which may negatively affect our operating results.

        Sales to customers outside the U.S. for 2005, 2006 and 2007 represented 85.6%, 82.8%, and 83.7% of our revenues, respectively. We expect that non-U.S. sales will continue to represent a major portion of our revenues for the foreseeable future. Substantially all of our research and development and contract manufacturing occurs in Israel. Our operations, the operations of our contract manufacturers and our sales in non-U.S. markets, are subject to a number of risks, including:

–	longer payment cycles;

–	fluctuations in currency exchange rates;

–	potentially weak protection of intellectual property rights in certain countries;

–	the burden of complying with a wide variety of foreign laws, treaties and technical standards;

–	import and export license requirements, tariffs, taxes and other trade barriers; and

–	political and economic changes and instability.

        In 2007, most of our revenues were denominated in U.S. dollars, and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Approximately two thirds of our expenses incurred to date were denominated in New Israeli Shekels or NIS and the remaining one third was denominated in U.S. dollars or currencies linked to the U.S. dollar. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2007, the U.S. dollar devaluated against the NIS by 9%. In addition, fluctuations in currency exchange rates could cause fluctuations in our revenues, level of expenses, accounts receivable, accounts payable and other monetary assets and liabilities. We engage in currency hedging from time to time to reduce the risks associated with fluctuations in currency exchange rates. If we do not successfully engage in hedging transactions, our results of operations may suffer. Fluctuations in currency exchange rates also could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales in that country, which could adversely impact our business and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

        Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by four issued patents in the U.S. (U.S. Patent Numbers 6,784,811, 6,961,377, 7,079,578 and 7,308,003), and by several additional patent applications pending in the U.S. The process of seeking patent protection can be long and expensive, and there can be no assurance that our existing or future patent applications will result in patents being issued, or that our existing patents, or any patents which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to us. Any issued patents may be challenged, invalidated or legally circumvented by third-parties. We cannot be certain that our patents will be upheld as valid, be enforceable or prevent the development of competitive products. Moreover, we operate, sell and market our products in some countries, including China, with potentially weak protection of intellectual property rights. Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our revenues and gross margins. In addition, competitors could purchase one of our systems and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our results of operations.

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

        Global efforts to deregulate the telecommunications industry have resulted in increased levels of competition among service providers and a rapidly-evolving industry landscape. In the U.S. for example, the Telecommunications Act of 1996 generally permitted service operators to enter each others markets and to provide a variety of voice, video and data services. Changes in telecommunications regulations in the U.S. and other countries could limit the construction or expansion of our customers’ networks and affect the sales of our products. Increased regulation of our customers’ service offerings could limit their capital equipment investments and consequently the purchases of our products. Changes in regulations could have a material adverse effect on our business and results of operations.

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

        As a public company, we are spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ Stock Market rules. Particularly, as a foreign private issuer, we need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act as of the date hereof. Section 404 requires management’s annual review and assessment of the effectiveness of our internal controls structure and procedures of our financial reporting in connection with the filing of our annual report on Form 20-F. Commencing with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2008, and with each subsequently filed annual report on Form 20-F, we are also required to included attestation and report of our independent registered public accounting firm, on the assessment made by the management of the effectiveness of our internal controls structure and procedures of our financial reporting. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will require us to hire additional personnel and outside advisory services and will result in additional accounting and legal expenses.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2007, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

        We have experienced significant growth in our operations in recent years, with our annual revenues increasing from $20.1 million in 2000 to $57.5 million in 2007. During the next two years, we expect to continue to expand our research and development, sales and marketing and manufacturing activities, including our activities in the U.S. Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

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

        The European Union has adopted the 2002/96/EC Directive on Waste Electrical and Electronic Equipment, or WEEE Directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the 2002/95/EC Directive on Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS Directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Our products fall under the scope of both Directives as electrical and electronic equipment. Certain of our key components use lead. Under WEEE, we are now responsible for financing operations for the collection, treatment, disposal and recycling of past and future products sold in the European Union. Implementation of these Directives is carried out at national level by each of the European Union Member States. Because the specific national requirements have only recently been finalized in all Member States, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE in each of the EU Member States. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

Risks Related to our Ordinary Shares

Our ordinary shares have only been traded for a short period and our share price may be volatile.

        Our ordinary shares were first listed for trading in December 2005 and there has been no public market for our ordinary shares prior to that. The lack of a trading market may result in the loss of research coverage, if any, provided by securities analysts, or the loss of, or failure to secure, coverage by securities analysts may negatively impact the public trading market for our ordinary shares. The market price of our ordinary shares would be affected by a number of factors, including changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares, and market conditions in our industry, the industries of our customers and the economy as a whole. If our future quarterly results or guidance for future periods are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is low.

Our major shareholder, Optibase Ltd., owns a large percentage of our ordinary shares and could significantly influence all matters requiring approval by our shareholders.

        In January 2007, Optibase Ltd. (Optibase) purchased from Koor Industries Ltd. and Koor Corporate Venture Capital, in a private transaction, 3,035,223 ordinary shares of Scopus and became a holder of approximately 22% of our ordinary shares. On August 28, 2007, Optibase completed a partial tender offer to purchase approximately 5% of the outstanding ordinary shares of Scopus and became a holder of 27% of our ordinary shares. On January 29, 2008, Optibase increased their position by 1,380,000 shares to a total of 5,105,223 shares, and became a holder of approximately 36% of our ordinary shares. Pursuant to the Israeli Companies law, Optibase may become the owner of up to 45% of Scopus’ voting rights by purchasing additional shares of Scopus through private transactions without having to conduct a special tender offer to the public.

        This shareholder may significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

        U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, see “Item 10E. U.S. Federal Income Tax Consequences – Passive Foreign Investment Company Considerations”.

Risks Related to Our Operations in Israel

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices, research and development facilities and contract manufacturer are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and the Palestinian Authority have only intermittently occurred. In June of 2007, the Hamas militant group took over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip increased dramatically. In addition, despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could disrupt our operations and adversely affect the willingness of customers outside Israel to buy our products, which could increase our costs and adversely affect the expansion of our business and our results of operations.

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

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels, our profit margin may be seriously harmed by currency fluctuations.

        In 2007, most of our revenues were denominated in U.S. dollars, and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Approximately, two thirds of our expenses incurred to date were denominated in New Israeli Shekels or NIS and the remaining one third was denominated in U.S. dollars or currencies linked to the U.S. dollar. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2007, the U.S. dollar devaluated against the NIS by 9%. In addition, fluctuations in currency exchange rates could cause fluctuations in our revenues, level of expenses, accounts receivable, accounts payable and other monetary assets and liabilities. We engage in currency hedging from time to time to reduce the risks associated with fluctuations in currency exchange rates. If we do not successfully engage in hedging transactions, our results of operations may suffer. Fluctuations in currency exchange rates also could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales in that country, which could adversely impact our business and results of operations.

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

        Our research and development efforts have been financed, in part, through grants from the OCS. We, therefore, must comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984, and related regulations, or the Research Law. In recent years, the Government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

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

        The Israeli Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.

        Our directors are elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. In September 2007, Optibase Ltd. requested that we include in a shareholders’ meeting a proposal to amend our articles of association so that our staggered classes are removed and the number of directors in the company shall be not less than three (3) nor more than seven (7) including the external directors, unless the general meeting otherwise resolves, and that the directors shall be elected at each annual meeting by a simple majority.

        As noted above, the transfer of our technology (including by acquisition) is subject to certain restrictions and approvals of the OCS, which provided grants for the development of our technology. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law and our corporate documents may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

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

        We were incorporated in the State of Israel in December 1993 as Telcatel Teletec Advanced Telecommunications Ltd., a wholly-owned subsidiary of Tadiran Ltd. We changed our name in 1994 to Scopus Imaging Ltd., and in 1995, Tadiran spun-off its activity in the field of digital video networking to us, and we were renamed Scopus D.V.C. Ltd. In 1996, we changed our name to Tadiran Scopus Ltd., in 2001 to Scopus Network Technologies Ltd. and in 2005 to Scopus Video Networks Ltd. We have a wholly-owned subsidiary, Scopus Video Networks Inc., a Delaware corporation, located at 3 Independence Way, 1st floor Princeton NJ 08540, which also serves as our agent for service of process in the U.S. We maintain regional sales offices in China, India, Japan and Russia.

        Our principal executive offices are located at 10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092, Israel. Our telephone number is (972-3) 900-7777. Our website address is www.scopus.net. The information on our website does not constitute part of this Annual Report.

        We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S.

Principal Capital Expenditures

        We had capital expenditures of $1.7 million in 2007, $1.6 million in 2006, and $1.2 million in 2005. We have financed our capital expenditures with cash generated from operations and financing activities.

        Our capital expenditures in 2007 consisted primarily of purchases of a laboratory equipments for R&D. Our capital expenditures in 2006 consisted of a laboratory equipments for R&D and test equipment for production, and in 2005, consisted primarily of purchases of laboratory equipments for R&D.

4B.	Business Overview

Overview

        We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We focus exclusively on digital video networking, which we believe allows us to offer products with compelling features and performance at competitive prices. We provide a comprehensive digital video networking product and systems offerings, which we believe are a key competitive differentiator for us. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our products and systems are used by hundreds of network operators across the globe.

Industry Background

Growth of the Worldwide Digital Video Market

        Digital video offers many benefits over analog video in picture quality, bandwidth efficiency, interactivity, flexibility and integration with other content delivered over IP-based networks. Recognizing these benefits, network operators began transitioning to digital technology during the late 1990s. Direct-to-home satellite operators, such as DirecTV, Echostar in the U.S and Sky in the U.K, launched national networks to deliver hundreds of channels of high-quality digital video programming. Largely in response to the threat posed by satellite operators, cable operators invested significant resources to upgrade their networks to support digital video and two-way, broadband services. More recently, many telecom service providers have either committed to, or initiated, projects to offer digital video services over an IP-based and DSC networks, referred to as IPTV or TelcoTV.

        The worldwide transition from analog to digital video is still at an early stage. According to Informa Telecoms & Media, a market research firm, the rate of digital television adoption in North America is expected to increase from nearly 60% of television households in 2006, to close to 100% in 2011. On a worldwide basis, the rate of digital television adoption is expected to increase from 13% of television households at the end of 2005, to 43% by the end of 2012. We believe the worldwide transition to digital video is driven by the inherent performance and efficiency advantages of this technology, as well as the following key factors:

        Intense competition among network operators. Global deregulation of the telecommunications industry has resulted in increased competition among service providers and a rapidly-evolving industry landscape. Network operators are striving to deploy bundled voice, video and data services as a means to increase service revenue, improve subscriber retention and offer differentiated entertainment and pricing plans. While traditional voice and data services leave little room for differentiation and the prices of these services are decreasing steadily, video represents an important source of spending by consumers. Network operators are therefore striving to offer a broad selection of high-quality mainly HD, digital video programming in order to distinguish themselves and build customer loyalty.

        Increasing consumer demand for digital content. In recent years, demand by consumers for digital content has grown, driven in large part by the growth of the Internet and the availability of affordable broadband access services. The clear shift towards digital entertainment formats is evidenced by the rapid consumer adoption of CDs, DVDs, MP3 players, digital video recorders and digital satellite radio. Digital formats provide consumers with a broader variety of high-quality content that can be accessed at home, at the office or while traveling and that can be viewed on a wide variety of devices. Network operators are seeking to capitalize on these consumer demand trends by rapidly expanding the amount of digital video programming offered.

        Benefits of personalized programming. To attract and retain subscribers, network operators are utilizing digital video technologies to deploy personalized content that is tailored for specific interests or communities. For example, video-on-demand and digital video recorders provide consumers with the ability to start a wide array of programs at the time of their choosing with full pause, rewind and fast-forward capabilities. According to Informa Telecoms & Media, the revenues generated by on-demand services are expected to increase from $5.2 billion at the end of 2005, to $11.6 billion at the end of 2010 and according to latest research by Jupiter Research Local Online Advertising the revenues will increase to $8.9 billion in 2012. Digital program insertion allows network operators to seamlessly insert local advertisements into live programming. Digital advertising insertion enhances advertising effectiveness and network operator revenues by delivering targeted advertising to specific regions, cities or even neighborhoods.

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

        Adoption of advanced compression and modulation. Advanced satellite channel modulation and video compression technologies offer a quantum leap in efficiency that fuels structural changes in satellite-delivered entertainment and connectivity across a wide range of scenarios. The main applications that benefits from advanced modulation and/or video compression and enable it commercially is the distribution and contribution of HDTV over satellite. Since the creation of MPEG-2, no industry standard or compression technology has provided significant compression improvement compelling enough for the entertainment television industry to seriously consider large investments in chipsets, set top boxes and compression systems. This all changed with the introduction of MPEG-4 Advanced Video Compression (AVC, H.264), achieving 2x coding efficiency over MPEG-2, which now has a wide range of applications that have embraced the standard. DVB-S introduced in the early 90s has proven to be one of the most successful standards for the satellite industry, gaining widespread acceptance and practice. It is a key technology in video broadcast and digital media distribution. DVB-S2, brings a quantum leap in efficiency, now economically possible as a result of increased processing power, but also provides flexibility for a wide range of applications that span from satellite broadcast to IP interactive applications. In its basic broadcast mode, DVB-S2 typically offers a 25-to-30% bandwidth improvement over DVB-S. While DVB-S2 and MPEG-4 AVC are not necessarily applied together, their combined efficiency has captured the attention of broadcasters and pay TV players. When DVB-S2 and MPEG-4 are used together, the same bandwidth that was needed to transmit a single standard definition (SD) MPEG-2 DVB-S channel can now transport a high definition (HD) MPEG-4 DVB-S2 channel. DVB-S2 satellite modulation and MPEG-4 AVC have truly become real and are currently deployed in a number of scenarios. With first commercially available equipment in 2005, DVB-S2 has already generated significant industry activities, including commercial deployments and commitments from leading players in the various sectors where it applies. MPEG-4 compression has become the industry standard for delivery of satellite high definition and is increasingly being used in standard definition broadcast as well. According to NSR, almost 43 million end user units with these advanced technologies are projected to be shipped between 2008 and 2012. NSR projects that the vast majority of end unit shipments with DVB-S2 and MPEG-4 capabilities will be as a result of DTH operators encouraging their subscribers to subscribe to HD packages and also related to the growth that the sector is expected to experience in some key markets.

        Internet TV. By Internet TV we refer to the transmission of video over open IP networks that use the public internet. Such services are sometimes referred to as “Over The Top” (OTT) as they are delivered over broadband connection with no active involvement by the access provider. Although there is no guarantee for quality of service that can result in poor video quality. Over time, the Internet TV might create a threat to the traditional content distribution business model where viewers now can bypass the TV operators and watch TV content over their PC.

Transition to Video-over-IP

        While video has traditionally been delivered over discrete networks, network operators are beginning to migrate their video services onto IP-based networks. Video-over-IP, offers the following key advantages:

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

        Telecom. Many telecom service providers are seeking to enter the video market with the introduction of IPTV services. Because they lack a preexisting video network, most telecom service providers must deploy new video equipment facilities, which create a significant opportunity for digital video equipment suppliers. Certain telecom service providers have decided to utilize copper telephone lines to deliver video to end-users. This approach poses bandwidth constraints and requires the use of video compression products, driving the adoption of H.264 compression standards.

        Satellite. To create a more compelling alternative to digital cable, satellite operators are continuing to expand their programming lineups with the addition of local channels and HDTV programming. These efforts have resulted in a sharp increase in the number of channels offered and network bandwidth consumed. Because a satellite has a fixed amount of transmission capacity and the process of launching new satellites is extremely costly and time-consuming, satellite operators employ advanced digital video compression technologies to maximize satellite bandwidth utilization.

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

        Distributed architecture. Our products are designed to operate in a manner that supports a distributed architecture, whereby video is processed both at central facilities in a service provider network and at smaller local facilities positioned nearer to the subscriber. Distributing a portion of the processing power to the edge of the network delivers increased scalability and resiliency by eliminating bottlenecks and single points of failure which can plague centralized systems. Our distributed architecture is also intended to minimize network congestion and facilitate personalized programming and advertising.

        Density and scalability. We have designed our products to provide superior levels of density and scalability. Density refers to the ability to process a large amount of content from a compact product, while scalability is a measure of the ease at which a product or a network can increase its processing capacity. Our products generally utilize a compact, modular design that allows our customers to purchase our products at low initial costs and to preserve space and power. For example, our intelligent video gateway supports up to several hundred video channels in a unit measuring the approximate size of a pizza-box. Our recently introduced UE-9000 encoder and IRD-2900 support four and two channels of video, respectively, in a single product. Network operators can add our products incrementally to the network to accommodate increased capacity requirements, versus a larger-scale and more costly upgrade.

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

        Our intelligent video gateway performs these functions completely within the digital domain, avoiding the inefficiency of analog-to-digital and digital-to-analog conversions and the costs of additional equipment. High-capacity video processing provides network operators with greater control over their video services, including the ability to offer personalized programming and targeted advertising. Our flexible intelligent video gateway can support a variety of services and is upgradeable to support future applications. Our platform currently supports digital television, HDTV, IPTV, targeted advertising and content distribution, among other applications. The compact, modular design of our intelligent video gateway allows our customers to purchase the system with a minimal upfront investment and gradually increase network capacity by adding additional products. We offer versions of the product tailored for cable, satellite, terrestrial and telecom networks in four distinct product lines: IVG-7100 a head-end video gateway, IVG-7200 a broadcast QAM gateway for cable operators, IVG-7300 a video re-multiplexer and IVG-7500 a video splicer for ad insertion.

        Encoders. Encoders convert analog video content into a digital format and compress and encrypt the traffic for transmission across a network. Our encoders are designed to allow network operators to securely deploy bandwidth-intensive video content, preserve network capacity and deliver a superior picture quality. We offer two families of encoders. Our E Series is a field-proven and cost-effective family of encoders supporting a single MPEG-2 video channel. We began shipping the E Series, our third generation of encoders, in 2000 and phased it out during 2007. In 2005, we introduced the UE-9000, our fourth generation encoder. The UE-9000 platform is a dense encoder supporting up to four video channels and eight audio channels in a compact, pizza-box form-factor. We began shipping a version supporting MPEG-2 compression technology in the first quarter of 2006 and a MPEG-4 compatible version in the third quarter of 2006. Further, in the second half of 2007, we introduced MPEG-4 HD encoder based on the UE platform, which is now commercially available.

        Decoders. Decoders receive digital video signals and convert the content back to its original analog format. We began shipping the 2600/2800 Series in 2000. In 2005, we introduced the IRD-2900 Series, a high-density decoder which replaces the 2600/2800 Series. We began shipping versions of the IRD-2900 featuring single and dual decoders in the third quarter of 2005. In the first quarter of 2006, we introduced the UID-2912, a product designed to decode IP-based content, allowing cable operators to transition their analog networks to digital through a process known as digital simulcast, among other applications. Our decoders currently support MPEG-2 and provide a limited functionality of MPEG-4 SD decoding.

        Management Products. We offer a range of products designed to enable our customers to more easily deploy and manage their video services. Our NMS-4000 network management system is designed to provide network operators with greater control over their video networks, thereby protecting the quality and availability of their critical services. Our CAS-5000 conditional access system enables small and medium-sized network operators to control access to, and provide billing information for, video services. Our products also interoperate with a variety of third-party, open conditional access systems. We began shipping our NMS-4000 and CAS-5000 products in 2001. Our next generation Network Management system, is currently in development. This NMS is IP-based targeting both distributed and centralized system architectures.

        Ancillary Products. We provide a range of ancillary products to assist our customers in the build-out and operation of their digital video networks. For example, our statistical multiplexers and re-multiplexers combine and separate multiple digital video streams to simplify transmission and conserve network bandwidth. We also resell third-party cable & satellite modulators and video routers used to transport video streams over various networks and third-party HDTV encoders and decoders supporting MPEG-2.

        Systems. Scopus develops markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Our solutions are typically installed in network operator equipment or broadcast centers and include all relevant equipment necessary to set up the broadcast operation. Typically they include Scopus products and some complementary 3rd party products. The solutions we offer are targeted to Cable, Satellite and DVB-T operators who provide their subscribers with high quality digital broadcast service.

        Our solutions support both the headend and distribution capabilities. Each solution is customized to the operator requirements depending on the complexity and size of the specific operation. In some cases we offer pre-defined systems called “Piccolo” that enable small operators who typically have limited capabilities and resources to move to digital services and to offer their subscribers high quality video service enabling them to compete with large operators in their territory.

Technology

        We have a key set of technology skills that we apply to the development of our products. Key areas of expertise include:

        Video encoding. Video encoding technology converts analog video signals into a digital format and compresses the content for more efficient transmission across a network. Video signals carry a large amount of redundant information that is largely imperceptible to the human eye. Using sophisticated algorithms, we strip redundant information from the video signal, resulting in significant bandwidth savings with minimal signal quality degradation. Our video encoding expertise encompasses both the prevailing MPEG-2 and emerging MPEG-4 H.264 standards.

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

        Bit rate reduction. We utilize bit rate reduction to further compress already encoded content, resulting in additional bandwidth savings of up to 30%. Bit rate reduction can be applied to either a single program or multiple programs using our statistical re-multiplexing algorithm, typically in constant bit rate mode for cable and IPTV applications, or in variable bit rate mode for satellite applications.

        Video-over-IP. Delivering high-quality video-over-IP requires dedicated mechanisms to overcome common deficiencies of IP networks, including jitter, latency and packet loss. We have developed sophisticated techniques to address these limitations to optimize video quality.

        Video and audio decoding. Decoding technology converts digital signals into an analog format, usually for re-transmission over analog cable or terrestrial networks. Decoding also involves the processing of related analog content embedded within a video or audio stream, such as closed caption and parental control information. Our decoding capabilities encompass SD, MPEG-2 and MPEG-4 video and audio and Dolby Digital audio standards, among others.

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

Sales and Marketing

        We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our direct and OEM channels generally target large accounts, while we rely on our network of approximately 100 third-party distributors to target small and mid-size customers.

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

        During 2007, these three regions accounted for 47%, 30% and 23% of our revenues, respectively. Sales outside of the U.S. accounted for 83.7 of our revenues in 2007. While the majority of our sales efforts to date have been focused on Europe and Asia, we view the U.S. as a key growth opportunity and expect to expand our sales and marketing efforts in this region.

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

Customers

        Our products have been deployed by approximately 500 network operators in 50 countries, including satellite and cable operators, telecom service providers and terrestrial broadcasters. Our top ten customers accounted for 37.3%, 39.2% and 34.5% of our revenues for 2005, 2006 and 2007, respectively. We generally do not have long-term, binding written agreements with our customers, and instead, ship products based upon either short-term projects or purchase orders received.

Service and Support

        We believe our technical support and professional services capabilities are an important element of our overall offering. Our global customer care network offers local support representatives in each of our key territories of operation. Prior to a sale, we offer our customers a range of professional services including assistance in product selection, network design consultation, system integration and project management. Post-sale, we offer our customers a choice of two support programs designed to maximize network up-time and minimize operating expenses. Our basic customer care program includes help-desk access during normal business hours, product repair services, software upgrades and product training. Our extended customer care program adds 24-7 help-desk access, expedited product replacement, dedicated support engineer assistance, diagnostics and remote troubleshooting, and configuration and software revision management.

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

        Research and development expenses, net of participation by the OCS, as a percentage of revenues in 2005, 2006 and 2007 were 22.6%, 21.7%, and 18.6% respectively. Our current research and development efforts are focused heavily on video compression systems incorporating MPEG-2 and newer compression standards such as MPEG-4 for both SD and HD formats. We also devote considerable development resources to video-over-IP, splicing and network management. Over 80% of our research and development staff are accredited engineers and the remainder are professional technicians.

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

        Most of the components required for our products are available from a number of sources throughout the world at competitive prices. Notwithstanding the foregoing, we depend on a single a source of supply for certain essential components of our products, including video decoder chips, video encoder chips and network processors. We have a few long-term supply agreements with some of these suppliers, however cannot assure you that we will be able to obtain such components on a timely basis or at acceptable prices, if at all. If we are unable to obtain our key components at acceptable prices and on a timely basis, we may not be able to meet the demand for our products, which would adversely affect our production capability, our reputation and results of operations.

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

        Our primary competitors in the market are Tandberg Television, which was recently acquired by Ericsson, Harmonic, Scientific-Atlanta, Thomson and Motorola.

        We also face competition from the adoption of industry standards that our products do not support. For example, Microsoft is actively marketing a compression standard, referred to as VC-1, which our products do not currently support. To the extent our targeted customers adopt VC-1, or other standards that our products do not support, we would be limited in our ability to sell our products to those customers until we could enhance our products to support those standards, which may be a costly and time-consuming process. Further, the Chinese Government announced that the AVS, advanced compression technique shall be used in China. The AVS is a competitive compression scheme both to MPEG-4 and VC-1.

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

Intellectual Property

        Our success and ability to compete depend upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements in order to protect our intellectual property rights. Our technology is currently covered by four issued patent in the U.S. (U.S. Patent Numbers 6,784,811, 6,961,377, 7,079,578 and 7,308,003) and we have several additional patent applications pending in the U.S. We also have developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. We have registered our trademark “CODICO” in France, Germany, Israel, Japan, the U.K. and the U.S. We also license technology from, and pay royalties to, Dolby Laboratories and MPEG-LA under license agreements. Further, in May 2006, we commenced negotiation with SISVEL, an organization that holds MPEG-2 audio encoding and decoding patents, for a license to use these patents.

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

Employees

        As of December 31, 2007, we had 291full-time employees, consisting of 107 employees employed in research and development, 82 in sales, marketing, service and support, 74 in production and 28 in general and administrative functions within the organization. We consider our relationships with our employees to be good.

Legal Proceedings

        In November 2004, one of our suppliers filed a monetary claim against us and our chairman in the amount of $150 thousand with respect to services allegedly provided by the supplier. According to the claim, we owe the supplier monies for consulting services provided by him on the year of 2003. In December 2004 we submitted a statement of defense and a cross action in the amount of $140 thousand. On November 11, 2007, a judgment was rendered, according to which we were obligated to pay the supplier the amount of approximately $99.1 thousand and grant the supplier an option to purchase 8,260 of our ordinary shares. We filed an appeal to the district court regarding the judgment rendered against us, including all its components and statements. In May 2006, the same supplier filed a second claim against us and our chairman in the approximate amount of $800 thousand. According to the claim, we owe the supplier monies for consulting services provided by him on the years 2004-2005. In light of the undesirable outcome of the first claim and the supplier’s intention to file another lawsuit in respect to amounts allegedly owned for the year 2006, on March 19, 2008 we signed a settlement agreement with the supplier, without admitting any claim what so ever, under which we paid the supplier $650 thousand and granted the supplier an option to purchase 28,410 of our ordinary shares, in return for a final and complete dismissal of both claims. The settlement was finalized on April 9, 2008.

        The Israeli Stamp Duty on Documents Law, 1961 (Stamp Duty Law), provides that most documents signed in Israel or related to Israeli assets are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. Until June 1, 2003, the stamp duty had generally been paid only if and when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli Tax Authorities approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In September 2004, we received a letter from the Israeli Tax Authorities demanding that we present all the documents that have been signed by us from June 1, 2003 and onward. On December 2005, the Stamp Duty Law was amended, so that documents signed on January 1, 2006 and onward are no longer subject to stamp duty.

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

        The European Union has adopted the 2002/96/EC Directive on Waste Electrical and Electronic Equipment, or WEEE Directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the 2002/95/EC Directive on Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS Directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. Our products fall under the scope of both Directives as electrical and electronic equipment. Certain of our key components use lead. Under WEEE, we are now responsible for financing operations for the collection, treatment, disposal and recycling of past and future products sold in the European Union. Implementation of these Directives is carried out at national level by each of the European Union Member States. Because the specific national requirements have only recently been finalized in all Member States, we are presently unable to reasonably estimate the amount of any costs that may be necessary in order to comply with WEEE in each of the EU Member States. We cannot assure you that compliance with WEEE and RoHS will not have a material adverse effect on our financial condition or results of operations.

        Our research and development efforts have been financed, in part, through grants from the OCS. We, therefore, must comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984, and related regulations, or the Research Law. In recent years, the Government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

        While under OCS rules, we may sell final electronic products which are based on technology developed with OCS funding worldwide without violating OCS transfer restrictions, the technology itself may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel, and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

4C.	Organizational Structure

        Scopus Video Networks Ltd. is organized under the laws of the State of Israel and has a wholly-owned subsidiary, Scopus Video Networks Inc., a Delaware corporation.

4D.	Property, Plants and Equipment

        We lease approximately 56,111 square feet of office space in Rosh Ha’ayin, Israel under a new contract lease that commenced in June 2006 and expires on May 31, 2011. Our Israeli office serves as our worldwide headquarters, houses our primary research and development efforts and also functions as a regional sales office for Europe, the Middle East and Africa.

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

        We introduced the first generation of our encoders and decoders in 1995. The majority of our revenues to date have been derived from sales of encoders and decoders. In 2001, we began the development of our intelligent video gateway, an advanced video processing product. We have since directed a large portion of our research and development efforts towards developing and marketing this product. We began shipping our intelligent video gateway in the fourth quarter of 2003. Our operating expenses increased in 2004 as we continued development and marketing activities related to this product. During 2007, sales of our intelligent video gateway represented approximately 15% of our revenues. We expect the percentage contribution to our revenues from our intelligent video gateway to increase in future periods as we increase our sales and marketing efforts related to this product line.

        On December 16, 2005, we completed an initial public offering of 4,500,000 of our ordinary shares at a price to the public of $7 per share.

        We expect our sales and marketing expenses to increase as we attempt to increase our sales to large cable operators and telecom service providers. We lack experience selling to these customers and in this market and cannot be certain that our products will be accepted. We also expect our entrance into this market will expose us to new competitors. Sales of our systems are a critical component of our growth strategy, and if we are unsuccessful in our efforts to expand this portion of our business, our revenues may not grow, we may need to adjust our growth strategy and our financial condition could suffer.

        We devote a significant amount of our resources toward research and development to introduce and enhance products in support of our growth strategies. Research and development expenses, net of participation by the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor, or OCS, as a percentage of revenues in 2005, 2006, and 2007 were 22.6%, 21.7% and 18.6%, respectively.

        Our current research and development efforts are focused heavily on, video processing, targeted advertising, HDTV MPEG-4 encoding and decoding, and advance video compression platform incorporating MPEG-2 and MPEG-4 simultaneously. We also devote considerable development resources to video-over-IP, advance integrated decoding & processing platform and network management. Our success in designing, developing and manufacturing new or enhanced products will depend on a variety of factors, including the identification of products addressing market demand, timely design and development and effective manufacturing and assembly processes. Because of the complexity of our research and development efforts, we cannot ensure that we will successfully develop new products, or that our newly developed products will achieve market acceptance. Our failure to successfully develop and introduce new products could harm our business, operating results, and profits.

        We organize our worldwide sales efforts into three territories, including: Europe, the Middle East and Africa; Asia and the Pacific Rim; USA and other Americas. During 2007, these three regions accounted for 47%, 30% and 23% of our revenues, respectively. We market our products through a combination of third-party distribution, direct sales and partnerships with OEMs. Our IRDs are currently resold by Harmonic and Scientific-Atlanta, which was acquired by Cisco in 2006, In addition, our decoders are resold under the Grass Valley brand through an OEM agreement with Thomson. While sales through OEMs have constituted a small percentage of our revenues to date, we view this channel as a key growth opportunity. We have expanded our marketing resources to keep pace with increasing demand in our target non-U.S. markets which have historically accounted for the majority of our business. However, we view the U.S. as a large opportunity for us. Since the second half of 2004, our research and development efforts have included designing products containing features that are directed to the U.S. market. Consistent with this approach, we expanded our U.S. sales and marketing staff. Increasing our sales in the U.S. and to major cable and telecom operators will require substantial technical, marketing and sales resources dedicated to these markets, which are characterized by lengthy sales cycles. We will need to engage distributors who will be able to market and support our products effectively in the U.S. cable and telecom markets. Large network operators in the U.S. may be reluctant to purchase products from a small, non-U.S. supplier like us. We therefore intend to expand our OEM partnerships, which exposes us to the risk of reduced gross margins. If we are unable to successfully increase our sales in the U.S. or to large cable and telecom operators, or expand our OEM partnerships, our revenues and results of operations could be adversely affected.

        We use the U.S. dollar as our functional currency. Our consolidated financial statements included elsewhere in this Annual Report are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2007, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Approximately, two thirds of our expenses incurred to date were denominated in New Israeli Shekels or NIS and the remaining one third was denominated in U.S. dollars or currencies linked to the U.S. dollar. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time of the transaction. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2007, the U.S. dollar devaluated against the NIS by 9%.

         Revenues

        We generate revenues principally through product sales and, to a lesser extent, by providing associated services, including product maintenance, installation and customer training. Almost all of our revenues are derived from sales to cable, satellite and telecom service providers and terrestrial broadcasters. Demand for our products will depend on the magnitude and timing of capital spending by these customers to construct and upgrade their networks.

        We sell a significant portion of our products through third-party distributors. Our sales to individual customers vary significantly from year to year depending largely upon the timing of their decisions to deploy or upgrade their video networks, the timing of deregulation by governments in different countries and the success rate of our sales efforts.

        We have historically focused our marketing efforts in regions outside the U.S. Sales to non-US customers in 2005, 2006, and 2007 represented 85.6%, 82.8% and 83.7% of our revenues, respectively. In order to increase sales in the U.S., we developed products and features that are targeted toward this region and enhance our sales and marketing efforts in the U.S. In addition, we believe that sales in Asia will account for an increased percentage of our revenues as we expand our sales and marketing activities in this region. According to a report by In-Stat, a market research firm, the Asian market for digital headend and distribution equipment is expected to grow from $116 million in 2004 to $699 million in 2009, representing a 43% compound annual growth rate.

        The following table provides information regarding the breakdown of our revenues by geographical region. The information is provided for 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006	2007
	In Thousands

Europe, the Middle East and Africa	$23,046	$24,159	$26,947
Asia and the Pacific Rim	12,385	13,318	17,352
U.S.A	6,433	8,146	9,388
Other Americas	2,927	1,649	3,790

Total	$44,791	$47,272	$57,477

        Cost of revenues. Our cost of revenues consists primarily of component and material costs, salary and other personnel-related expenses for our operating staff, as well as related overhead costs, amounts paid to subcontractors and warranty costs related to our products. We also include royalties due to the OCS that are described in more detail later in this section under “-Government Grants.” We also pay royalties to Dolby Laboratories and MPEG under license agreements.

        The following table provides information regarding the breakdown of our royalty expenses for 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006	2007
	In Thousands

OCS	$1,039	$782	$995
DOLBY	23	31	221
OTHERS	10	99	176

Total	$1,072	$912	$1,392

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

        Sales and marketing expenses. Our sales expenses consist primarily of salaries and commissions paid to internal sales personnel, travel and related costs and commissions paid to independent sales representatives. Our current and expected marketing expenses consist primarily of costs related to trade shows, demonstration products, marketing materials and the development of our website, as well as the use of subcontractors and related overhead expenses. Since 2004, we have invested resources toward industry trade shows and publications. In addition, we increased our sales and marketing efforts worldwide and reorganized our professional services and sales department. We expect our sales and marketing expenses to increase in future periods as we hire additional sales and marketing personnel internationally.

        General and administrative expenses. Our general and administrative expenses consist primarily of salaries and other related costs for our executive, accounting and administrative personnel, insurance, legal and accounting expenses as well as related overhead expenses and other miscellaneous general corporate expenses. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand. In addition, we incurred general and administrative expenses associated with us becoming a public company, including increased professional services fees, liability insurance for our directors and officers and costs associated with regulatory compliance and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and rules implemented by the Securities and Exchange Commission regulations and the Nasdaq Stock Market. We expect to incur annual costs between $100,000 and $200,000 for compliance with the requirements of the Sarbanes-Oxley Act of 2002, which we expect to pay from our working capital.

        Stock-based compensation. As of December 31, 2007, we have incurred amortization of stock-based compensation of $1.873 million arising from 2004, 2005, 2006 and 2007 grants. We expect this expense to be approximately at the same levels per quarter as the company grants options on a regular basis. Our grants are normally vested over 4 years. The amortization of stock-based compensation, is allocated based on the division in which the recipient of each option grant is employed. Stock-based compensation results from the granting of share options to employees with exercise prices per share determined to be below the deemed fair market value per ordinary share on the date granted. The stock-based compensation when incurred will be amortized over the vesting period of the individual options.

        Taxes. In 2007, Israeli companies were generally subject to a corporate income tax rate of 29%. The income tax rate for Israeli companies is scheduled to be gradually reduced to 25% by 2010. In 1996, we were granted “Approved Enterprise” status under the tax-exempt benefit track provided by the Encouragement of Capital Investments Law, 1959, for the production of digital-video compression and distribution systems. In 2000, after our first investment program ended, we received an approval certificate for an expansion of our “Approved Enterprise” status. The second-program’s investments were concluded in December 2003, and we submitted a final performance report for the first expansion program, which was approved in September 2005. In 2004, we received an approval certificate for a third expansion program of our “Approved Enterprise” status. The program’s investments were concluded in September 2005. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for our first program which provides an exemption of four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for our first program which provides a remaining period of between two to six years) of the benefit period depending on the level of foreign investment. See “Israeli Taxation–Law for the Encouragement of Capital Investment, 1959.” The period during which we are entitled to receive these benefits is limited to seven or ten years, depending on the extent of non-Israeli ownership of our shares, from the first year that taxable revenues are generated, or within 12 years from the first year defined as the “operational year” pursuant to Israeli tax law or 14 years from the respective year our program received “Approved Enterprise” status. The availability of the Israeli tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we received, plus interest and penalties thereon.

        As of December 31, 2007, we had approximately $35 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date.

        Scopus reports its income for tax purposes in accordance with the Income Tax Law (Inflationary Adjustments), 1985, (“Inflationary Adjustments Law”) which serves as the basis for measuring the taxable income in New Israeli Shekels adjusted to the changes in the Israeli Consumer Price Index (CPI). On February 26, 2008, the Inflationary Adjustments Law was amended, according to the amendment, the Inflationary Adjustments Law will cease to apply in the tax year of 2007, and beginning in 2008 the instructions of the law will no longer apply, except for transaction period instructions, which have the purpose of preventing distortions in the calculations of taxes.

        In accordance with the amendment, beginning in the year 2008, no calculations for inflationary adjustments of revenues for tax purposes will be made. In addition, there will be no adjustments to the Israeli CPI for fixed assets’ depreciations and carry-forward tax losses for the period beginning January 1, 2008.

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

        Revenue recognition criteria.

    –       We recognize revenue from sales of products in accordance with SAB 101 as amended by SAB 104 upon delivery, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all material acceptance criteria have been met. In instances in which we enter into transactions that represent multiple-deliverable arrangements, with elements including products, maintenance, installation and training, we implement the guidance in EITF No. 21 in which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

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

Results of Operations

        The following table sets forth our financial results, as a percentage of revenues, for 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006	2007

Consolidated Statements of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	50.4	51.3	52.0

Gross profit	49.6	48.7	48.0
Research and development expenses, net of participation by OCS	22.6	21.7	18.6
Sales and marketing expenses	29.5	26.7	27.1
General and administrative expenses	6.8	10.3	9.9

Operating loss	(9.2)	(10.0)	(7.6)

Financing income, net	0.8	2.0	2.9
Other income (expense)	0.0	0.0	0.0

Loss before income taxes	(8.5)	(8.0)	(4.7)

Income tax expenses	(0.1)	(0.1)	(0.1)

Net loss	(8.6)%	(8.1)%	(4.8)%

Comparison of the Years Ended December 31, 2007 and 2006

        Revenues. Revenues increased by 22%, from $47.3 million for the year ended 2006 to $57.5 million for 2007. The following factors contributed to this increase:

–    Increased revenues in Europe, the Middle East and Africa, which increased from $24.2 million to $26.9 million, and revenues in the U.S., which increased from $8.1 million to $9.4 million, due to our increased marketing and sales efforts;

–    An increase in revenues from $13.3 million to $17.4 million in Asia and the Pacific Rim, which mainly resulted from $6.8 million from two customers in India and China;

–    Increased productivity of our sales force, which resulted from our sales and marketing efforts to target specific customers and markets;

–    Increased sales of our intelligent video gateway product by 44%, which sales represented approximately 15% of our revenues;

–    Increased demand for our E-9000 encoder; which increased revenue from our encoder product group by 29% and

–    Increased sales to Telco C&D.

        Gross profit. Gross profit increased by 20%, from $23.0 million to $27.6 million. Gross profit as a percentage of revenues decreased from 48.7% to 48.0%. This decrease was primarily due to price erosion in Encoder MPEG 2 products.

        Research and development expenses. Research and development expenses increased by 4.2%, from $10.2 million for 2006 to $10.7 million for 2007. These amounts exclude OCS grants of $1.7 million and $2.3 million for 2006 and 2007, respectively. The increase in our research and development expenses is primarily caused by increase in salaries expenses, due to hiring of additional personnel, and the depreciation of the U.S. dollar against the New Israeli Shekel.

        Sales and marketing expenses. Sales and marketing expenses increased by 23.8%, from $12.6 million for 2006 to $15.6 million for 2007. The increase was due to the expansion of our sales and marketing efforts, including the hiring of additional personnel and paying more commissions on increased revenues. In 2007, we added ten additional employees in sales and marketing worldwide.

        General and administrative expenses. General and administrative expenses increased by 16.7%, from $4.9 million for 2006 to $5.7 million for 2007. This increase was primarily the result of an increase in salary expenses, due to the depreciation of the U.S. dollar against the New Israeli Shekel and due to the increase in the legal claims accrual.

        Financing income. Financing income increased from income of $1.0 million for 2006 to income of $1.7 million for 2007. The increase in the financing income was primarily the result of higher interest income due to a higher positive cash position which was partially offset by lower interest rates and from effective hedging against exchange rate fluctuations.

        Income tax expense. Income tax expense increased from $0.035 million for 2006 to $0.058 million for 2007. The income tax expense for 2007 resulted from taxable income from the operations of our U.S. subsidiary.

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

–    Increased revenues in the U.S. from $6.4 million to $8.1 million, resulted from our increased focus in the U.S. market and due to our increased sales to cable operators.

–    In 2006 we introduced two new products to the U.S. market with our first sales of the UID 2900 which integrates 12 professional MPEG-2 decoders in a modular 1-RU design, and the IVG 7500 which is the most recent member of the Scopus Intelligent Video Gateway family of products and is targeted for digital splicing applications at the network edge and provides ad insertion, rate shaping, and grooming capabilities for digital simulcast network architectures.

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

        Income tax expense. Income tax expense decreased from $55 thousand to $35 thousand. The decrease in income tax expense for 2006 resulted from taxable income from the operations of our U.S. subsidiary.

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly statements of operations and our financial results as a percentage of revenues for each of the ten quarters ended December 31, 2007. You should read these tables in conjunction with our financial statements and accompanying notes included in this Annual Report. We have prepared this unaudited information on the same basis as our audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	Quarter Ended,
	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007
	(in thousands)

Consolidated Statements of
Operations Data:

Revenues	$11,607	$11,932	$11,376	$12,396	$11,394	$12,106	$12,255	$13,514	$15,175	$16,533

Cost of revenues	5,303	5,484	5,726	6,266	6,180	6,102	6,171	7,043	7,848	8,839

Gross profit	6,304	6,448	5,650	6,130	5,214	6,004	6,084	6,471	7,327	7,694

Research and development
expenses, net of
participation by OCS	2,203	2,509	2,358	2,665	2,343	2,874	2,485	2,581	2,742	2,867

Sales and marketing expenses	3,098	3,223	2,779	3,472	3,255	3,096	3,953	3,918	3,747	3,983

General and administrative
expenses	866	506	1,213	1,354	1,229	1,080	1,192	1,358	1,563	1,579

Operating income (loss)	137	212	(700)	(1,361)	(1,613)	(1,046)	(1,546)	(1,386)	(725)	(735)

Financing income (expense),
net	58	74	331	160	193	279	358	228	619	468

Other income	-	-	-	-	-	-	-	-	-	-

Income (loss) before income
tax	195	286	(369)	(1,201)	(1,420)	(767)	(1,188)	(1,158)	(106)	(267)

Income tax expense	(13)	(19)	(8)	(11)	(3)	(13)	(13)	(14)	(39)	8

Net income (loss)	$182	$267	$(377)	$(1,212)	$(1,423)	$(780)	$(1,201)	$(1,172)	$(145)	(259)

	Quarter Ended,
	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007

Consolidated Statements of
Operations Data:

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenues	45.7	46.0	50.3	50.5	54.2	50.4	50.4	52.1	51.7	53.5

Gross profit	54.3	54.0	49.7	49.5	45.8	49.6	49.6	47.9	48.3	46.5

Research and development
expenses, net of
participation by OCS	19.0	21.0	20.7	21.5	20.6	23.7	20.3	19.1	18.1	17.3

Sales and marketing expenses	26.6	27.0	24.4	28.0	28.6	25.6	32.3	29.0	24.7	24.1

General and administrative
expenses	7.5	4.2	10.7	10.9	10.8	8.9	9.7	10.0	10.3	9.6

Operating income (loss)	1.2	1.8	(6.1)	(10.9)	(14.2)	(8.6)	(12.6)	(10.3)	(4.8)	(4.4)

Financing income (expense),
net	0.5	0.6	2.9	1.3	1.7	2.3	2.9	1.7	4.1	2.8

Other income (expense)	--	--	--	--	--	--	--	--	--	--

Income (loss) before income
tax	1.7	2.4	(3.2)	(9.6)	12.5	(6.3)	(9.7)	(8.6)	(0.7)	(1.6)

Income tax expense	(0.1)	(0.2)	(0.1)	(0.1)	(0.0)	(0.1)	(0.1)	(0.1)	(0.3)	0.05

Net income (loss)	1.6%	2.2%	(3.3)%	(9.7)%	12.5%	(6.4)%	(9.8)%	(8.7)%	(0.96)%	(1.6)%

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

Government Grants

        Our research and development efforts have been financed, in part, through OCS grants. As of December 31, 2007, we have been awarded grants totaling $18.2 million from the OCS since our inception, of which we have received $17.8 million. We are required to repay these grants to the OCS through payments of royalties amounting to 3.5% of the revenues of relevant products, until the entire amount is repaid, plus interest. As of December 31, 2007, total royalties expenses were $8 million. We record these expenses costs in our cost of revenues. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person transferring OCS backed technology may be subject to criminal charges and up to three years in prison.

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

Recently Issued Accounting Pronouncements

SFAS No.157 “Fair Value Measurements”

        In September 2006, the FASB issued the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of the provisions of SFAS 157 on its financial position and results of operations.

SFAS No.159 “Fair Value Option for Financial Assets and Financial Liabilities–Including”

        In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

SFAS No.141 “Business Combinations”

        In December 2007, the FASB issued FASB 141(R), “Business Combinations”, the objective of which is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Company does not expect the adoption of FASB No. 141 to have a material impact on its consolidated financial statements.

FIN. 48 “Accounting for Uncertainty in income Taxes”

        In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in 2007. The adoption of FIN 48 did not have a material impact on its consolidated results of operations and financial condition

5B.	Liquidity and capital resources

        Since the beginning of operations in 1995 through December 31, 2007, we have financed our operations with:

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

–    Exercise of options which generated as of December 31, 2007, $2.38 million; and

–    OCS grants of $17.9 million. These grants are described in more detail in “Government Grants.”

        As of December 31, 2007, we had $35.5 million in cash and cash equivalents, short term deposits and trading securities and $40.5 million of working capital.

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

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Statements of Cash Flows Data:
Net cash used in operating activities	$(6,245)	$(2,811)	5,615
Net cash used in investing activities	(1,158)	(1,567)	(14,179)
Net cash provided by financing activities	28,442	684	1,704

Net increase (decrease) in cash and cash
equivalents	21,039	(3,694)	(6,860)
Cash and cash equivalents-Beginning of period	12,605	33,644	29,950

Cash and cash equivalents-End of period	$33,644	$29,950	$23,090

Comparison of the Years Ended December 31, 2007 and 2006

        Operating activities. Operating cash flow changed from a net cash used position of $2.8 million in 2006 to a net cash provided position of $5.6 million in 2007. This change was due to a reduction in inventory levels and trade account receivables which resulted in an operating cash contribution of $7.2 million and $3.4 million, respectively, and an increase in trade payables which contributed $4.4 million to the operating cash position. Further, operating cash increased due to a decrease of our net loss before taking into account the $3.1 million in depreciation and amortization mainly related to amortization of deferred stock-based compensation.

        Investment activities. Net cash used in investing activities increased from $1.6 million for 2006 to $14.2 million for 2007, resulting primarily from the purchase of short term deposits and trading securities as well as the purchase of fixed assets, such as laboratory equipment for R&D.

        Financing activities. Net cash provided by financing activities increased from $0.7 million for 2006 to $1.7 million for 2007. The net cash provided by financing activities in 2007 and 2006 resulted primarily from exercise of options by our employees, which generated proceeds of $1.6 million and $0.7 million, respectively.

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

5C.	Research and Development, Patents and Licenses

        We place considerable emphasis on research and development projects designed to upgrade our existing product lines and to develop new applications of our technologies. As of December 31, 2007, 107 employees were engaged primarily in research and development.

        The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Internally-funded research and development
Expenditures	$11,989	$11,920	$13,020
OCS	(1,865)	(1,680)	(2,345)

Total outlay for research and development	$10,124	$10,240	$10,675

5D.	Trend Information

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

        As a counter, offering Cable TV operators are in the process of offering more localized and on demand services such as target advertising that eventually will turn into personalization. Moreover, U.S. Cable TV operators are moving to SDV architecture which enable them to enrich their offering mainly on demand services, targeted advertisement and HD programming.

        Similar trend affect IPTV services where personalization is an inherent characteristics of the service offering.

        Initial pilots of Mobile TV started to roll out in various places around the globe targeting 3rd generation mobile phone subscribers and offering targeted content optimized for cellular phones.

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

5F.	Tabular Disclosure of Contractual Obligations

        The following table of our material commitments and contingent liabilities as of December 31, 2007, excluding royalty payments commitments, such as the amount due to the OCS, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Minimum Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Operating Lease Obligations (1)	$3,532	$1,212	$1,933	$387	$-

(1) Consists of operating leases for our facilities and motor vehicles.

        As of December 31, 2007, the total amount of OCS grants received, net of royalties paid or accrued, was $10 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of March 31, 2008:

Name	Age	Position

David Mahlab	50	Chairman of the Board of Director
Yaron Simler	48	Chief Executive Officer and Director
Eitan Koter	33	President
Moshe Eisenberg	41	Chief Financial Officer
Adi Bonen(1)	44	Chief Technology Officer
Ovadia Cohen	51	Vice President, Business Development
Shimon Shanor	39	Vice President, Sales
Shlomo Arbiv	50	Vice President, Finance
Moshe Rousso	43	Vice President, Research and Development
Ronit Kalujny	53	Vice President, Operations
Gadi Canfi	48	Vice President, Professional Services
Sharon Witzrabin	39	Vice President, Human Resources
Jackie Goren (Rozenblum)	41	Director
Michael Anghel	68	Director(2)
Louis Silver	54	Director(2)
Orit Leitman	49	Director

(1)	Appointed on January, 2008.
(2)	Serves as an external director.

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

        Yaron Simler has served as our Chief Executive Officer since January 2007, and as Director since August 2005. Dr. Simler served as our President from August 2005, until February 2007. From 2000 to 2005, Dr. Simler served as President of the Convergent Systems Division (CSD) of Harmonic, Inc. Previously, from 2000 to 2001, Dr. Simler served as Vice President of Marketing for CSD. Dr. Simler holds a B.Sc. in Electrical Engineering from Tel Aviv University and a Ph.D. in Electrical Engineering from the University of California, Berkeley.

        Eitan Koter was appointed Scopus’ President in early 2007 after having served as VP Sales since 2004. He is in charge of enhancing Scopus’ business operations and improving the synergy of sales and marketing. Mr. Koter joined Scopus in 2001 as a Sales Manager for the Asia Pacific (APAC) region and afterwards was appointed Director of Sales for Europe, Middle-East & Africa (EMEA). Prior to Scopus, Mr. Koter served as Senior Sales Manager of the Next Generation Telephony and DCME division of ECI Telecom, today Veraz Networks. There, he was responsible for the company’s sales activities in India, Africa and Israel and for the company’s global service sales activities. He also held positions at CoreQuest, a start-up ASIC company specializing in transmission & reception components for the Cable TV industry. Mr. Koter holds a Business Administration degree from New England College in New Hampshire, USA.

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

        Adi Bonen was appointed in January 2008 as Chief Technology Officer (CTO) of our wholly-owned subsidiary, Scopus Video Networks Inc. Dr. Bonen also provides CTO services to Scopus. Prior to his appointment at Scopus, Dr. Bonen was a consultant for cable equipment providers on new architectures, technologies and products. As one of the industry’s leading technologists, he also spent 11 years with Harmonic Inc., where he served in the positions of VP of R&D and Director of Technology for Corporate Research. Dr. Bonen holds B.Sc. in Electrical Engineering from the Technion – Israeli Institute of Technology, and holds a Ph.D. in Electrical Engineering from the University of Toronto.

        Ovadia Cohen is our co-founder and was appointed as Vice President, Business Development in early 2007. Previously, he has served as our Vice President, Marketing since 1995. From 1984 to 1995, Mr. Cohen held different positions at Tadiran Communication, where he worked as a systems engineer in communications systems and signals processing, and served as marketing manager of the Data Links Department. Mr. Cohen holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of Business Administration from the Hebrew University of Jerusalem, Israel.

        Shimon Shanor was appointed as our Vice President, Sales in early 2007 with full responsibilities for Scopus’ world wide sales. He most recently served as Scopus’ AVP Sales Asia Pacific, a position he held from 2005. Prior to this position, Mr. Shanor was responsible for strategic marketing and business development in the USA as VP Business Development USA. Before that, he was Director of Strategic Marketing at LevelOne Communications’ Switching Division. Mr. Shanor has an Executive MBA from the Polytechnic University and a B.Sc. from the Jerusalem Technical College. He served in the Israel Defense Forces for a decade attaining the title of Chief Engineer in the Intelligence Corps.

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

        Moshe Rousso joined Scopus executive team in 2006 as VP of R&D. Prior to Scopus, from 2000 to 2005, he was the General Manager of the Broadband TV business unit and VP R&D of the Systems Division at Optibase Ltd. Earlier, Mr. Rousso held a number of senior R&D and engineering positions at ECI Telecom. Mr. Rousso holds a B.Sc from Tel Aviv University and served in technological positions in the Israeli Air Force.

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

        Gadi Canfi was appointed as our Vice President, Professional Services in early 2007 after having served as Director of Sales Engineering since 2005. Prior to joining Scopus, Mr. Canfi served as the Head of Engineering Department at Israel’s HOT-Golden Channels, Israel’s largest cable TV operator, where he held a series of engineering and management positions since 1999. In his last position at HOT, Mr. Canfi managed the digital Headend integration, RF network design, backbone transmission and headend operations teams. Mr. Canfi holds an MBA from Tel Aviv University and a B.Sc EE from the Technion – Israel Institute of Technology.

        Sharon Witzrabin has been our VP Human Resources since February 2007. From 2005 to 2006, Mr. Witzrabin served as HR Manager for Intel’s Consumer Electronics Group overseeing six offices spread through the USA, UK, China and Israel. He holds a BA cum laude in Economics from the Hebrew University of Jerusalem and was a member of Israel’s Finance Ministry’s Accountant General’s office.

        Jackie Goren (Rozenblum) has served as our Director since January 2003. Ms. Goren has served as Vice President, Corporate Development of Koor Industries Ltd. since January 2005, and as Managing Director of Koor Corporate Venture Capital (Koor CVC), Koor Industries’ venture capital arm, since June 2003. Prior to managing Koor CVC, from 2000, Ms. Goren was a Partner with and Legal Counsel of Koor CVC. From 1998 to 2000, Ms. Goren was in charge of the legal aspects of Koor Industries’ mergers, acquisitions and divestitures. Ms. Goren serves on the Board of Directors of Xenia Ventures Ltd. (TASE: Xenix) and Bioview Ltd. (TASE: Bioview) and is a marketing director at the Global Consulting Program at the Recanati School of Business Administration at Tel Aviv University. She also serves as a special consultant of an ERM law firm. Ms. Goren holds an Executive MBA from Kellogg-Recanati School in Tel Aviv University, an LLB from Tel Aviv University and a B.A. in Medical Science from the Hebrew University of Jerusalem, Israel.

        Michael Anghel has served as our Director since December 2005. Mr. Anghel served as President of the Investment Banking Arm of the Israel Discount Bank from 2004 to June 2005. Dr. Anghel serves as director on the Board of Partner Ltd., Evogene Ltd. and Syneron Medical Ltd. Previously Dr. Anghel served on the board of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., as well as other financial institutions and operating companies, including Cellcom Israel Ltd., a major Israeli cellular operator, and Tevel–Israel International Communications Ltd, a major Israeli TV cable operator, both of which he was involved in founding. In 2000, Dr. Anghel founded CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel Aviv University and founded their Executive Program. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University of Jerusalem.

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

        Orit Leitman has served as our director since October 2007. From 1999 to 2007, Ms. Leitman served as Vice President, Finance of Paradigm Geophysical Ltd. From 1992 to 1999, Ms. Leitman served as Corporate Treasurer of Scitex Corporation Ltd. Since 2006, Ms. Leitman serves as a director and member of the investment committee of Modelim Kranot Neemanut Ltd. From 2000 to 2003, Ms. Leitman served as an external director of Nur Macroprinters Ltd. Ms. Leitman holds an Executive MBA and a B.A in Economics from the Tel Aviv University.

6B.	Compensation

        Except as we otherwise describe below, we have not paid any cash compensation to members of our Board of Directors who are not officers for their services as directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we paid to our directors and executive officers (including persons who served as directors or executive officers for only a portion of 2007, and whether or not serving as such as of December 31, 2007) as a group for 2007 (19 persons) was $4.1 million. This amount includes $140 thousand that was set aside or accrued to provide for pension, retirement or similar benefits and $1.5 million stock-based compensation expense. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        During 2007, 5 of our non-employee directors were entitled to receive aggregate fees of $48,000 per quarter, plus reimbursement of related expenses. Directors who are also our employees do not receive any additional compensation for serving on the board of directors or attending board meetings.

        As of March 31, 2008, there were outstanding options to purchase 1,926,298 ordinary shares granted to our directors and officers (16 persons).

6C.	Board Practices

Board of Directors and Executive Officers

        The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Market, requires issuers to comply with various corporate governance practices.  Our Board of Directors currently consists of six directors, four of whom are independent, and our audit committee consists of three directors, all of whom are independent. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

        Other than the external directors, who are subject to special election requirements under Israeli law, our directors will be elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2007, the term of the first class, consisting of Izhak Tamir, expired and Orit Leitman was elected at that meeting for a three-year term. At our annual general meeting to be held in 2008, the term of the second class, consisting of Yaron Simler and Yoel Gat, who has resigned during 2007 from the Board, will expire, and the directors elected at that meeting will be elected for a three-year term. At our annual general meeting to be held in 2009, the term of the third class, consisting of Jackie Goren and David Mahlab, will expire and the directors elected at that meeting will be elected for three-year terms. After these initial terms, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected. Any director elected following the removal or resignation of one of the directors, shall serve until the third annual meeting of the shareholders following the meeting in which he was elected.

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

        At the end of 2007, Yoel Gat resigned from his position as a director in the Board of Directors. As at the report date, this position remained vacant.

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

        Michael Anghel, Louis Silver and Orit Leitman serve as members of our audit committee.

        The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is also required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

        Compensation Committee. Our compensation committee consist of Michael Anghel and Jackie Goren (Rozenblum). The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

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

6D.	Employees

        The following table sets forth the number of full-time employees employed by us on December 31 of the years 2007, 2006 and 2005:

December 31,	Scopus Video Networks Ltd.	Scopus Video Networks Inc.

2007	275	16
2006	250	15
2005	250	14

        As of December 31, 2007, of our full-time employees, 74 were employed in production, 107 in research and development, 82 in marketing and sales, and 28 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike or work stoppage.

        Israeli law, as well as orders of the Israeli Ministry of Industry, Commerce and Employment, contain provisions regarding conditions of employment, including, among other things, the length of the work day, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation. We generally provide our employees with benefits and working conditions above the required minimum.

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

        Effective July 1984, an Extension Order Agreement regarding the benefits which apply to employees in the Industries of Metal, Electricity, Electronics and Software was entered into by the Israeli Industrial Association, the Histadrut (the general labor union), and the representatives in the Histadrut of the employees of such industries, which applies to us and most of our employees.

        In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria.

        We comply with the requirements of the above mentioned Extension Orders.

        We are a member of the Federation of Israeli Chamber of Commerce in Tel Aviv. Therefore, we are subject to the instructions of General Collective Agreements that the Israeli Chamber of Commerce has signed or will sign in the future.

        The wages of our employees are linked to a certain percentage of the increase in the Israeli standard of living as determined by periodic collective bargaining agreements between the Histadrut and the Israeli Government.

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

        The following table sets forth, as of March 31, 2008, the number of ordinary shares beneficially owned by (i) each of the directors and officers and (ii) our directors and officers as a group.  The information in this table is based on 13,943,526 ordinary shares outstanding as of March 31, 2008. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 31, 2008. The ordinary shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage of Ownership

David Mahlab, Chairman of the Board	46,765	593,779	4.1%
Yaron Simler, CEO and Director	-	262,042	2.5%
Eitan Koter, VP, President	*
Moshe Eisenberg, Chief Financial Officer	*
Ovadia Cohen, VP, Marketing	*
Shimon Shneor, VP Sales	*
Gadi Canfi, VP Professional services	*
Shlomo Arbiv, VP, Finance	*
Moshe Rousso, VP, Research and Development	*
Ronit Kalujny, VP, Operations	*
Sharon Witzrabin, VP, Human Resources	*
Jackie Goren (Rozenblum), Director	*
Michael Anghel, Director	*
Louis Silver, Director	*
Orit Leitman, Director	*
Total for the group	66,808	1,357,537	8.9%

* Less than 1% of the outstanding ordinary shares.

Equity Incentive Plans

        We have four equity incentive plans. Our Board of Directors has authorized our compensation committee to administer each of the plans, including recommendation of employee option grants for board approval. Under each of our plans, if an option lapses or is terminated before it is exercised, the option’s unexercised shares are returned to a pool of shares available for future option grants, subject to an aggregate maximum of 6,028,017 shares. As of March 31, 2008, we have 840,511 exercised, and an aggregate of 5,187,506 ordinary shares available for future grants, and outstanding options to purchase an aggregate of 3,855,664 ordinary shares, of which 2,649,139 are vested and exercisable.

        In August 1997, we adopted our 1997 Employee Share Option Plan. We granted options to purchase 131,620 ordinary shares pursuant to this plan, of which 128,056 have been exercised. As of March 31, 2008, we have no outstanding options pursuant this plan.

        In August 2000, we adopted our 2000 Employee Incentive Share Option Plan. We granted options to purchase 295,530 ordinary shares pursuant to this plan, of which 78,804 have been exercised. Options granted under this plan generally vest over a three-year period from the grant date; 30% after the first year, and then 8.75% after each subsequent quarter. As of March 31, 2008, we have outstanding options to purchase 159,284 ordinary shares, which are fully vested and exercisable pursuant to this plan.

        In December 2000, we granted options to two of our executives in personal option arrangements, which we refer to as the Executive Option Plan. We granted options to purchase 413,088 ordinary shares pursuant to this plan, none of which have been exercised. As of March 31, 2008, the options remain outstanding and fully vested and exercisable.

        In September 2001, we adopted our fourth plan, which we amended in July 2003 and refer to as the 2001 Amended and Restated Share Option Plan. Options granted under this plan generally vest over a four-year period from the grant date; 25% after the first year, and then 6.25% after each subsequent quarter. As of March 31, 2008, we granted options to purchase 4,784,612 ordinary shares pursuant to this plan, of which 773,781 have been exercised. As of March 31, 2008, we have outstanding options to purchase 3,283,292 ordinary shares pursuant to this plan, of which 2,076,767 are vested and exercisable.

        Our 1997 Employee Share Option Plan and 2000 Employee Incentive Share Option Plan were adopted to comply under Section 102 of the Israeli Income Tax Ordinance, which allows Israeli employees to receive favorable tax treatment for compensation in the form of shares or options. All the options granted under our 1997 Share Option Plan were exercised and this plan is no longer valid. Under the 2000 Employee Incentive Share Option Plan, we were permitted to grant to our Israeli employees and those of our subsidiary, options to purchase our ordinary shares. This plan allows us to issue shares to a trustee who holds the shares on behalf of individual employees. Provided that the trustee holds the underlying shares for at least two years, an employee may defer recognition of taxable income until the employee has sold the underlying shares. Once the employee sells the underlying shares, the employee will be subject to tax at ordinary income tax rates. Appendix A to our 2001 Amended and Restated Share Option Plan determines the terms of grant of options to Israeli employees under Section 102 of the Israeli Income Tax Ordinance. Under Appendix A to the 2001 Amended and Restated Share Option Plan, we may grant to our Israeli directors, officers and employees, except for such persons that are deemed to be a controlling shareholder under Section 32 of the Income Tax Ordinance, options to purchase our ordinary shares. Appendix A to the 2001 Amended and Restated Share Option Plan also allows for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections which we have made, and provided that options granted or, upon their exercise, the underlying shares, issued under the plan are held by the trustee for at least two years, employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for tax purposes.

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

        In addition, under our 2001 Amended and Restated Share Option Plan in the event of a proposed dissolution or liquidation of our company, all unexercised options will terminate immediately prior to the consummation of such proposed dissolution or liquidation. The administrator (our compensation committee), in its sole discretion, shall be entitled to determine that any or all unvested options, at the time fourteen days prior to the consummation of such transaction, shall automatically become vested and exercisable.

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

        The following table sets forth, as of March 31, 2008, the number of ordinary shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

        Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or share options that are presently convertible or exercisable or convertible or exercisable within 60 days of March 31, 2007, are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or share options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, have different voting rights.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 13,943,526 ordinary shares outstanding as of March 31, 2008.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage Ownership

Optibase Ltd. (1)	5,105,223	5,105,223	36.61%
Pitango Venture Capital Fund III (2)	844,336	844,336	6.06%
Genesis Partners II (3)	875,351	875,351	6.28%
S Squared Technology (4)	901,000	901,000	6.46%
AWM Investment Company Inc. (5)	2,841,167	2,841,167	20.38%
Polar Securities Inc. (6)	827,774	827,774	5.94%

(1)	The information is solely based upon Amendment No. 4 to Schedule 13D filed with the Commission by Optibase Ltd. Consists of 5,105,223 ordinary shares owned by Optibase Ltd. with an address at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

(2)	The information is based upon Amendment No. 2 to Schedule 13G filed with the Commission by, among others, Pitango Venture Capital Fund III (Israeli Investors) LP. Consists of 509,905 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub), LP, 47,138 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non-Q, LP, 139,000 ordinary shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 94,390 ordinary shares owned by Pitango Parallel Investor Fund III (Israel) LP (formerly known as Pitango JP Morgan Fund III (Israel), L.P.), and 17,978 ordinary shares owned by Pitango Principals Fund III (Israel), L.P. (collectively, the “Pitango Funds”), and 35,955 ordinary shares held by Pitango Venture Capitals Fund III Trusts 2000 Ltd. which, to the best of the Company’s knowledge, holds shares of the Company in trust for three limited partnerships: Pitango CEO Fund III (USA) L.P., Pitango CEO Fund III (Israel) L.P., Pitango Family Fund III (Israel) L.P. All of the foregoing entities have an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Our former director, Isaac Hillel is one of the managing partners of Pitango Venture Capital Fund III. To the best of the Company’s knowledge, the Pitango Funds are managed by and all of the foregoing entities are controlled by Pitango VC Fund III (Israel) GP, the partners of which are eight private companies that are each owned by one of the following individuals: Rami Kalish, Nechemia (Chemi) J. Peres, Aaron Mankovski, Isaac Hillel (our director), Rami Beracha, Bruce Crocker, Zeev Binman and Isaac Shrem, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(3)	Consists of 762,779 ordinary shares owned by Genesis Partners II L.D.C., and 112,572 ordinary shares owned by Genesis Partners II (Israel) L.P., with an address at 11 Hamenofim St., Building B, Herzliya 46725, Israel. Eddy Shalev, Dr. Eyal Kishon and Yair Shoham are the directors of E. Shalev Management 2000 (1999) Ltd., the General Partner or Manager of these funds, and may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(4)	The information is solely based upon Amendment No. 1 to Schedule 13G filed with the Commission by S Squared Technology, LLC and S Squared Technology Partners, LP. Consists of 723,300 ordinary shares owned by S Squared Technology, LLC and 177,700 ordinary shares owned by S Squared Technology Partners, LP.

(5)	The information is solely based upon Schedule 13D filed with the Commission by, Austin W. Marxe (Marxe) and David M. Greenhouse (Greenhouse). Marxe and Greenhouse who are the controlling principals of AWM Investment Company, Inc. (AWM), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (Cayman). AWM also serves as the general partner of MGP Advisers Limited Partnership (MGP), the general partner of and investment adviser to Special Situations Fund III, L.P. (SSF3) and the general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe and Greenhouse are also members of SST Advisers, L.L.C. (SSTA), the general partner of Special Situations Technology Fund, L.P. (Tech) and Special Situations Technology Fund II, L.P. (Tech II). AWM serves as the investment adviser to SSFQP, Tech and Tech II. (SSF, SSFQP, Tech and Tech II will hereafter be referred to as, the Funds). Consists of 222,000 ordinary shares owned by Cayman, 809,481 ordinary shares owned by SSFQP, 78,000 ordinary shares owned by SSF3, 258,714 ordinary shares owned by Tech, 1,472,972 ordinary shares owned by Tech II. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all ordinary shares owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 2,841,167 ordinary shares. The principal office and business address of Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.

(6)	The information is solely based upon Amendment No. 1 to Schedule 13G filed with the Commission by, among others, Polar Securities Inc., Altairis Investments, Altairis Offshore and Altairis Offshore Levered. Consists of 827,744 ordinary shares owned Polar Securities Inc. which serves as the investment manager of North Pole Capital Master Fund, Altairis Investments, Altairis Offshore and Altairis Offshore Levered, with respect to which it has voting and dispositive authority over some of the shares reported on this Amendment to Schedule 13G. Each of the reporting persons under this Amendment to Schedule 13G disclaims any beneficial ownership of any such shares.

        To our knowledge, the significant changes in the percentage ownership by our major shareholders during the past three years are: (i) In January 2007, Optibase Ltd. (Optibase) purchased from Koor Industries Ltd. and Koor Corporate Venture Capital, in a private transaction, 3,035,223 ordinary shares of Scopus at an aggregate purchase price of $15,934,920. On August 28, 2007, Optibase completed a partial tender offer to purchase approximately 5% of the outstanding ordinary shares of Scopus and became a holder of 27% of our ordinary shares. On January 29, 2008, Optibase increased its position by 1,380,000 ordinary shares to a total of 5,105,223 ordinary shares, and became a holder of approximately 36% of our ordinary shares; (iii) the sale of 817,909 ordinary shares of Scopus by Pitango Funds; (iii) the purchases in the public market of ordinary shares of Scopus by AWM Investment Company, Inc., the general partner and investment adviser of certain funds and the purchase in January 2008 of 1,386,481 ordinary shares of Scopus which made it a holder of 20.38% of our ordinary shares; and (iv) The sale of 1,222,854 ordinary shares of Scopus by Kern Capital Management, LLC.

        Our major shareholders have the same voting rights pursuant to their share ownership as our other shareholders.

        Based on the information provided to us by our transfer agent, as of March 31, 2008, there were 8,868,946 ordinary shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 63.6% of the total outstanding ordinary shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the United States.

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

Financings

        In January 2001, we entered into a share purchase agreement, under which we issued 2,087,335 of our series A preferred shares, for a price per share of $8.336, in an aggregate amount of $17.4 million, to a group of investors that includes Inspire Investments Ltd., Pitango Venture Capital Fund III (Israel Sub LP), Pitango Venture Capital Fund III (Israeli Sub) NON-Q LP, Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango JP Morgan Fund III (Israel) L.P., Pitango Venture Capital Fund III (Israel) L.P., Pitango Venture Capitals Fund III Trusts 2000 Ltd., Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P., Vertex Israel II Discount Fund L.P., Vertex Israel II (C.I. Executive) Fund L.P., Formula Venture II L.P., Formula Venture Israel II L.P., Catalyst Investment L.P., Shrem, Fudim, Kelner Trust Company 2000 Ltd. and Yossi Vardi.

        In August 2003, we entered into a Series B Preferred Share Purchase Agreement, under which we issued 3,838,923 of our series B preferred shares, for a price per share of $4.038, in an aggregate amount of $15.5 million to existing and new investors of ours, that includes Koor Venture Capital, Pitango Venture Capital Fund III (Israel Sub) LP, Pitango Venture Capital Fund III (Israeli Sub) NON-Q LP, Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango Venture Capital Fund III (Israel) L.P., Pitango Venture Capitals Fund III Trusts 2000 Ltd., Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P., Vertex Israel II Discount Fund L.P., Vertex Israel II (C.I. Executive) Fund L.P., Formula Venture II L.P., Formula Venture Israel II L.P., and Formula Venture Israel II (A.I.) L.P., Shrem, Fudim, Kelner Trust Company 2000 Ltd., Yossi Vardi, Catalyst Investment L.P., Genesis Partners II L.D.C., Genesis Partners II (Israel) L.P. and Zoahar Zisapel.

        All of our outstanding series A preferred shares and series B preferred shares have converted into our ordinary shares immediately prior to our initial public offering.

Registration Rights Agreement

        In connection with the Series B Preferred Share Purchase Agreement, we and our shareholders entered into a registration rights agreement. Several of our shareholders are entitled to certain rights with respect to the registration of our shares under the Securities Act, whether such registration is for our account or for the account of other shareholders. These holders are entitled to a prior notice of any registration and are entitled to include their shares in such registration, subject to certain market cutbacks and other limitations. Commencing six months after the closing of our initial public offering, each of these holders may request: (1) two registrations for sale under a long form registration statement; and (2) an unlimited number of registrations under a short form registration statement, if available. We are required to pay the expenses associated with preparing and filing the registration statement, other than any underwriting commissions and discounts applicable to their shares. On October 16, 2007, we filed a registration statement on Form F-3 (File No. 333-146745) with the Securities and Exchange Commission relating to the resale of up to 4,434,180 of Scopus ordinary shares by certain selling shareholders of the Company, following a request we received from Optibase Ltd. under the registration rights agreement. Such registration statement became effective on November 5, 2007.

7C.	INTEREST OF EXPERT AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this Annual Report by reference. See Item 18.

Legal Proceeding

        In November 2004, one of our suppliers filed a monetary claim against us and our chairman in the amount of $150 thousand with respect to services allegedly provided by the supplier. According to the claim, we owe the supplier monies for consulting services provided by him on the year of 2003. In December 2004 we submitted a statement of defense and a cross action in the amount of $140 thousand. On November 11, 2007, a judgment was rendered, according to which we were obligated to pay the supplier the amount of approximately $99.1 thousand and grant the supplier an option to purchase 8,260 of our ordinary shares. We filed an appeal to the district court regarding the judgment rendered against us, including all its components and statements. In May 2006, the same supplier filed a second claim against us and our chairman in the approximate amount of $800 thousand. According to the claim, we owe the supplier monies for consulting services provided by him on the years 2004-2005. In light of the undesirable outcome of the first claim and the supplier’s intention to file another lawsuit in respect to amounts allegedly owned for the year 2006, we entered into a settlement agreement with the supplier, without admitting any claim what so ever, under which we paid the supplier $650 thousand and granted the supplier an option to purchase 28,410 of our ordinary shares, in return for a final and complete dismissal of both claims. The settlement agreement was signed on March 19, 2008 and was finalized on April 9, 2008.

        The Israeli Stamp Duty on Documents Law, 1961 (Stamp Duty Law), provides that most documents signed in Israel or related to Israeli assets are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. Until June 1, 2003, the stamp duty had generally been paid only if and when a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli Tax Authorities approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. In September 2004, we received a letter from the Israeli Tax Authorities demanding that we present all the documents that have been signed by us from June 1, 2003 and onward. On December 2005, the Stamp Duty Law was amended, so that documents signed on January 1, 2006 and onward are no longer subject to stamp duty.

        From time to time, we may be subject to other various claims and legal actions arising in the ordinary course of business. We also intend to pursue legal remedies when necessary to defend our business and intellectual property.

Dividend Policy

        We do not have any plans to pay dividends. Since the initial listing of our shares on the Nasdaq Global Market, we have not distributed dividends.

8B.	SIGNIFICANT CHANGES

        No significant changes have occurred since the date of the annual financial statements, and/or since the most recent interim financial statement.

ITEM 9. THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

        Our ordinary shares are traded in the United States on the Nasdaq Global Market under the symbol “SCOP”.

        The following table sets forth the high and low sales prices of the ordinary shares for the periods specified.

Period	Low	High

Most Recent Six Months:
March 2008 (through March 31, 2008)	$3.9	$4.57
February 2008	4.05	4.91
January 2008	3.6	5.75
December 2007	4.75	6.75
November 2007	4.94	5.5
October 2007	5	5.51

2008
First Quarter (through March 14, 2008)	3.6	5.75

2007
Fourth Quarter	4.75	6.75
Third Quarter	4.62	5.45
Second Quarter	4.5	5.78
First Quarter	3.86	5.95

2006
Fourth Quarter	3.43	3.43
Third Quarter	3.11	5.62
Second Quarter	4.9	5.78
First Quarter	5.15	8.15

Year
2007	3.86	6.75
2006	3.11	8.15

        On March 31, 2008, the closing price of our ordinary share as quoted on Nasdaq Global Market was $4.24.

9B.	PLAN OF DISTRIBUTION

        Not applicable.

9C.	MARKETS

        Our ordinary shares are traded only in the United States on the Nasdaq Global Market.

9D.	SELLING SHAREHOLDERS

        Not applicable.

9E.	DILUTION

        Not applicable.

9F.	EXPENSE OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A.	SHARE CAPITAL

        Not applicable.

10B.	MEMORANDUM AND ARTICLES ASSOCIATION

Register

        We were incorporated under the laws of the State of Israel in December 1993. Our registration number with the Israeli Registrar of Companies is 51-188910-7. Our transfer agent and registrar is The Bank of New York.

Objects and Purposes

        Our objects under our memorandum of association are to form, operate and maintain communications systems, to provide communications services and related services, to engage in the sale of communications equipment and ancillary devices and to engage in various areas in the communications field, and to engage in any other activities that our Board of Directors deems appropriate.

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

        Compensation. Under the Companies Law, unless the articles of association provide otherwise, the compensation arrangements for officers who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our Amended and Restated Articles provide that transactions concerning compensation of an office holder who is not a director and which is not an extraordinary transaction (as defined in the Companies Law) require only the approval of our Board of Directors or a committee authorized by the board. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

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

        Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Under our Amended and Restated articles of association, the board of directors may authorize a committee of the board to approve such a transaction. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then an approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

        Under our amended articles of association our authorized share capital consists of 60,000,000 ordinary shares par value NIS 1.4, of which 13,943,526 ordinary shares are outstanding March 31, 2008.

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

Shareholder Meetings

        Under the Companies Law, an annual shareholders meeting of our shareholders must be held once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders meetings.” The board of directors is also required to convene a special shareholders meeting upon the demand of one of the following: two directors; one quarter of the directors in office; the holder or holders of 5% of our share capital plus 1% of the voting rights in a company; or the holder or holders of 5% of the voting rights in a company. Our amended and restated articles of association provides that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Companies Law, which is currently at least 21 days.

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

10C.	MATERIAL CONTRACTS

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

        On February 22, 2005, we entered into an Implementation and System License with Dolby Laboratories Licensing Corporation, pursuant to which we received a worldwide non-exclusive royalty bearing license to use Dolby Digital Professional Encoder, which will expire on June 30, 2009. On August 11, 2003, we entered into a Digital Audio System License Agreement (Professional Encoders) with Dolby Laboratories Licensing Corporation and the Registrant, pursuant to which we received a worldwide non-exclusive royalty bearing license to manufacture, market, sell and import products intended to encode a maximum of two audio channels from digital or analog sources into a Dolby Digital bitstream, which shall expire on August 11, 2008. On June 18, 2003, we entered into a Digital Audio System License Agreement (Professional Products – Decoder Hardware) with Dolby Laboratories Licensing Corporation, pursuant to which we received a worldwide non-exclusive royalty bearing license to use, lease, import and sell products intended or designed for use in decoding a Dolby Digital audio bitstream, and provides access to such stream using a signal compliant with ATSC A/52 Annex 8 professional mode, which shall expire on June 18, 2008. During 2007, we made royalties payments to Dolby Laboratories Licensing Corporation in an aggregate amount of $36 thousand.

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

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. Pursuant to a new tax reform, the corporate tax rate would be reduced gradually up to 25% in the year 2010. The rate is scheduled to decline to 27% in 2008 to 26% in 2009 and thereafter 25%.

        However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise.

Law for the Encouragement of Capital Investments, 1959

        General. Some of our production and development facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

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

        A company owning an approved enterprise which was approved after April 1, 1986, may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the approved enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the approved enterprise. Upon expiration of such period, the approved enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

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

        Entitlement to these tax benefits for enterprises to which Investment Center granted an Approved Enterprise status prior to December 31, 2004, is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our group companies which enjoy Approved Enterprise benefits will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.

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

        Section 6 of the Inflationary Adjustments Law will be cancelled (subject to transitional provisions) commencing from the tax year 2008.

TAXATION OF SHAREHOLDERS

Capital Gains

        Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of sale or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject on December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (28% in 2007). The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007) and the regular corporate tax rate for corporations (28% in 2007) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 – 28% tax rate for a corporation and a marginal tax rate of up to 48% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli Capital Gain Tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12–month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

        Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “Approved Enterprise” under the Encouragement of Capital Investments Law, 1959, the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

        The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure of Market Risks

Exchange rate risk

        Our foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the NIS and the Euro. In 2007, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, approximately one third, in U.S. dollars or currencies linked to the U.S. dollar and two-thirds in NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2007, the U.S. dollar devaluated against the NIS by 9%.

        From time to time, we have engaged in currency hedging transactions to mitigate the risks associated with fluctuations in currency exchange rates. In the future, if we do not successfully engage in currency hedging transactions, our results of operations may be subject to potential losses from fluctuations in foreign currency exchange rates.

Interest rate risk

        Fluctuations in interest rates may affect our interest income and expenses and the fair market value of our investments. As of December 31, 2007, we had $23.1 million in cash and cash equivalents which earned interest at an average rate equal to 1 month LIBOR plus 0.04% per annum. We also had $7.2 million under short-term bank deposits which earned interest at 3 months LIBOR plus 0.5% per annum. In November 2007, we invested $5.2 million in trading securities (Israeli Government bonds denominated in New Israeli Shekels), of which $3.1 million is subject to a fixed interest rate of 4.5%, $1 million at a variable rate of 4.58% and $1.1 million is subject to a fixed rate of 3.2% plus the CPI differential between the purchase and maturity date. The trading securities are expected to mature at dates ranging from November 2008 until June 2010.

        The primary objective of our investment activities is to preserve principal and provide liquidity while maximizing the income that we receive from our investments. 97% of our investments are subject to fixed interest rates and therefore, for the period that the investments are held, we expect the impact of interest rate fluctuations to be minimal.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

    (a)        Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

    (b)        Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

–	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007.

        This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual report.

    (c)       There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

        3. Next, click on “Scopus Code of Ethics”.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

        The table below summarizes the audit fees billed by us during each of 2006 and 2007 to our principal independent accountant during such years.

	Year Ended December 31, 2006		Year Ended December 31, 2007
Services Rendered	Fees	Percentage	Fees	Percentage
	(In thousands, except percentage)

Audit fees (1)	175	99%	105	88%
Audit-related fees	-	-	-	-
Tax fees	-	-	-	-
All other fees (2)	3	1%	15	12%
Total	178	100%	120	100%

(1)	Includes professional services rendered with respect to the audits of our annual consolidated financial statements, statutory audits, consents and assistance with review of Registration Statement on Form F-1 filed with the SEC.

(2)	Includes fees for services for F3 and approved enterprise plan.

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

        During 2007, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Brightman Almagor & Co. or by Deloitte Touche Tohmatsu in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE.

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        Our, and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-24, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association of Registrant, as amended (English translation) (incorporated by 1.1 reference to Exhibit 3.1 from the Company’s Form F-1/A Dated December 6, 2005).	1.1

1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.4 from 1.2 the Company’s Form F-1 Dated November 18, 2005).	1.2

4.1	Form of Letter of Indemnity between Scopus Video Network Ltd. and its directors and 4. 1 officers (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).	4.1

4.2	2000 Employee Incentive Share Option Plan (English Translation) (incorporated by reference to 4. 2 Exhibit 10.7 from the Company’s Form F-1 Dated November 18, 2005).	4.2

4.3	2001 Amended and Restated Share Option Plan (English Translation) (incorporated by reference 4. 3 to Exhibit 10.8 from the Company’s Form F-1 Dated November 18, 2005).	4.3

4.4	Executive Option Plan (incorporated by reference to Exhibit 10.9 from the Company’s Form F-1 4. 4 Dated November 18, 2005).	4.4

4.5	Lease Agreement dated February 2, 2000, between Mivneh Taasiya Ltd. and the Registrant, 4. 5 together with Addendum thereto dated August 19, 2001 and Extension and Amendment thereto dated June 17, 2004 (English translation) (incorporated by reference to Exhibit 10.1 from the Company’s Form F-1 Dated November 18, 2005).	4.5

4.6	MPEG-2 Patent Portfolio License by and between MPEG LA, L.L.C. and the Registrant, dated as 4. 6 of January 1, 2002 (incorporated by reference to Exhibit 10.3 from the Company’s Form F-1 Dated November 18, 2005).	4.6

4.7	Implementation and System License Agreement by and between Dolby Laboratories Licensing 4. 7 Corporation and the Registrant dated as of February 22, 2005 (incorporated by reference to Exhibit 10.4 from the Company’s Form F-1 Dated November 18, 2005).	4.7

4.8	Digital Audio System License Agreement (Professional Encoders) by and between Dolby 4. 8 Laboratories Licensing Corporation and the Registrant dated as of August 11, 2003 (incorporated by reference to Exhibit 10.5 from the Company’s Form F-1 Dated November 18, 2005).	4.8

4.9	Digital Audio System License Agreement (Professional Products – Decoder Hardware) by and 4. 9 between Dolby Laboratories Licensing Corporation and the Registrant dated as of June 18, 2003 (incorporated by reference to Exhibit 10.6 from the Company’s Form F-1 Dated November 18, 2005).	4.9

4.10	Registration Rights Agreement, by and among the Registrant and the shareholders listed therein, 4.10 dated August 4, 2003 (incorporated by reference to Exhibit 10.10 from the Company’s Form F-1 Dated November 18, 2005).	4.10

8.1	List of the subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the 8.1 Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).	8.1

12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the 12.(a).1 Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).	12.(a).1

12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the 12.(a).2 Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).	12.(a).2

13.(a).1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to Section 13.(a).1 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).	13.(a).1

15.(a).1	Consent of Brightman Almagor & Co. a member firm of Deloitte Touche Tohmatsu (filed herewith). 15.(a).1	15.(a).1

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 14, 2008

SCOPUS VIDEO NETWORKS LTD. By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

SCOPUS VIDEO NETWORKS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

(In thousands of U.S. dollars)

SCOPUS VIDEO NETWORKS LTD.

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Scopus Video Networks Ltd.

We have audited the accompanying consolidated balance sheets of Scopus Video Networks Ltd. and its subsidiary (“the Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scopus Video Networks Ltd. and its subsidiary as of December 31, 2007 and 2006, and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 14, 2008

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	December 31
	2 0 0 7	2 0 0 6

ASSETS
Current assets
Cash and cash equivalents	$23,090	$29,950
Short-term deposits	7,227	-
Marketable securities	5,230	-
Trade accounts receivable (net of allowance for doubtful
accounts of $152 and $428, respectively)	12,409	10,268
Inventories (Note 3)	7,774	11,727
Other receivables and current assets (Note 4)	2,151	1,015

	57,881	52,960

Fixed assets, net (Note 5)	3,453	2,928

Deposits in general severance fund (Note 8(2))	230	204

Other assets (Note 6)	105	72

	$61,669	$56,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$6,221	$5,738
Other payables and current liabilities (Note 7)	11,184	7,246

	17,405	12,984

Liabilities for vacation and severance pay (Note 8)	1,945	1,661

Commitments and contingent liabilities (Note 9)
Shareholders' equity (Note 11)
Ordinary shares, NIS 1.4 par value; authorized
66,071,428 shares at December 31,
2007 and 2006; issued and outstanding 13,926,907
and 13,358,333 shares at December 31, 2007 and 2006,
respectively	4,517	4,322
Additional paid-in-capital	77,428	74,118
Other comprehensive income	72	-
Accumulated deficit	(39,698)	(36,921)

	42,319	41,519

	$61,669	$56,164

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Revenues	$57,477	$47,272	$44,791

Cost of revenues	29,901	24,274	22,593

Gross profit	27,576	22,998	22,198

Research and development expenses,
net of participation by OCS of $2,345
$1,680 and $1,865, respectively	10,675	10,240	10,124

Sales and marketing expenses	15,601	12,602	13,191

General and administrative expenses	5,692	4,876	3,024

Operating loss	(4,392)	(4,720)	(4,141)

Financing income, net	1,673	963	346

Loss before income taxes	(2,719)	(3,757)	(3,795)

Income tax expense (Note 13)	(58)	(35)	(55)

Net loss for the year	$(2,777)	$(3,792)	$(3,850)

Net loss	$(2,777)	$(3,792)	$(3,850)

Dividend on preferred shares (Note 11A(2)a)	-	-	(1,285)

Net loss attributable to ordinary shares	$(2,777)	$(3,792)	$(5,135)

Basic and diluted net loss per ordinary share (Note 14)	$(0.20)	$(0.29)	$(1.60)

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share and per share data)

	Ordinary Shares	Series A Preferred shares	Series B Preferred shares	Additional paid-in capital	Other comprehensive income from derivatives	Deferred Stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2005	$1,078	$696	$1,210	$44,477	$-	$-	$(29,279)	$18,182
Exercise of share options	4	-	-	29	-	-	-	33
Stock-based compensation - grant of share options to employees	-	-	-	1,235	-	(1,235)	-	-
Amortization of deferred stock-based compensation	-	-	-	-	-	158	-	158
Conversion of preferred shares into ordinary shares	1,783	(696)	(1,210)	123	-	-	-	-
Proceeds from issuance of ordinary shares to the public	1,376	-	-	27,919	-	-	-	29,295
Cost related to issuance of ordinary shares to the public	-	-	-	(1,207)	-	135	-	(1,072)
Net loss for the year	-	-	-	-	-	-	(3,850)	(3,850)

Balance - December 31, 2005	$4,241	$-	$-	$72,576	$-	$(942)	$(33,129)	$42,746
Exercise of share options	81	-	-	634	-	-	-	715
Initial adoption of SFAS 123R	-	-	-	(942)	-	942	-	-
Amortization of deferred stock-based compensation	-	-	-	1,881	-	-	-	1,881
Cost related to issuance of ordinary shares to the public	-	-	-	(31)	-	-	-	(31)
Net loss for the year	-	-	-	-	-	-	(3,792)	(3,792)

Balance - December 31, 2006	$4,322	$-	$-	$74,118	$-	$-	$(36,921)	$41,519
Exercise of share options	195	-	-	1,437	-	-	-	1,632
Amortization of deferred stock-based compensation	-	-	-	1,873	-	-	-	1,873
Accumulated gain from derivatives	-	-	-	-	72	-	-	72
Net loss for the year	-	-	-	-	-	-	(2,777)	(2,777)

Balance - December 31, 2007	$4,517	$-	$-	$77,428	$72	$-	$(39,698)	$42,319

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Cash Flows - Operating Activities
Net loss for the year	$(2,777)	$(3,792)	$(3,850)
Depreciation	1,198	1,038	975
Increase (Decrease) in severance pay liability, net	204	(26)	(62)
Increase in vacation pay liability	235	81	52
Amortization of deferred stock-based compensation	1,873	1,881	158
Decrease (increase) in trade accounts receivable, net	(2,141)	1,241	(3,743)
Decrease (Increase) in inventories	3,952	(3,275)	(1,825)
Decrease (increase) in other receivables and current assets	(1,064)	438	139
Decrease (increase) in other assets	(33)	33	(17)
Increase in trade accounts payable	483	245	506
Increase (decrease) in other payables and current liabilities	3,758	(675)	1,422

Net cash provided by (used in) operating activities	5,687	(2,811)	(6,245)

Cash Flows - Investing Activities
Increase in short-term deposits	(7,227)	-	-
Increase in marketable securities	(5,230)	-	-
Purchase of fixed assets	(1,734)	(1,567)	(1,159)
Proceeds from disposal of fixed assets	12	-	1

Net cash used in investing activities	(14,179)	(1,567)	(1,158)

Cash Flows - Financing Activities
Proceeds from exercise of options	1,632	715	33
Issuance of ordinary shares to the public	-	-	29,295
Cost of Issuance of ordinary shares to the public	-	(31)	(854)
Repayment of long-term liabilities	-	-	(32)

Net cash provided by financing activities	1,632	684	28,442

Increase (decrease) in cash and cash equivalents	(6,860)	(3,694)	21,039
Cash and cash equivalents at beginning of the year	29,950	33,644	12,605

Cash and cash equivalents at end of the year	$23,090	$29,950	$33,644

Supplemental information:
Interest paid in cash	$-	$2	$16

Taxes paid in cash	$11	$49	$42

Non cash transactions:
Issuance costs of initial public offering	$-	$-	$218

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

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in the United States of America.

A.	Functional currency and translation in foreign currencies

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

E.	Short term Deposits

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost and include accrued interest.

F.	Marketable securities

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities are classified as trading securities. The securities are stated at fair value, with unrealized gains and losses recorded as financing income or expense.

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed, for specific accounts, which, in management’s estimate, are doubtful of collection.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Inventories

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

I.	Fixed assets

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

J.	Impairment of assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment charge would be recognized, and the long-lived assets would be impaired to their estimated fair values, in the event that the sum of the expected undiscounted future cash flows associated with the long-lived assets is less than the carrying amount of such assets.

K.	Revenue recognition

(1)	The Company recognizes revenues from products upon delivery in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is material and specified by the customer, revenue is deferred until all material acceptance criteria are met. In instances in which the Company enters into transactions that represent multiple-deliverable arrangements with elements including products, maintenance, installation or training, the Company implements the guidance of EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), according to which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple- deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

■	The delivered item has value to the client on a stand-alone basis.

■	There is an objective and reliable evidence of the fair value of the undelivered items.

■	If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue recognition (cont.)

If not all of these criteria are met, then revenue is deferred until such criteria are met or until the last undelivered element is delivered, unless the undelivered element is considered inconsequential or perfunctory. If there is an objective and reliable evidence of fair value for all units of accounting in a multi-deliverable arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. However, in cases in which there is an objective and reliable evidence for the fair value of the undelivered items in the arrangements but no such evidence for the delivered items, the Company uses the residual method to allocate the arrangement consideration.

The Company’s business arrangements include licensing of management system software. Since this software component is considered incidental to the arrangement as a whole, the Company does not apply the accounting guidance prescribed in SOP 97-2 “Software Revenue Recognition”.

(2)	Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is rendered.

(3)	Revenue from long-term contracts is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” under the percentage-of-completion method on the basis of actual costs incurred relative to total expected costs under the contract. Revisions in estimates of costs to be invested are reflected in the accounting period in which the circumstances that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are deferred and recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

(4)	An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

L.	Research and development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against these costs.

The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

M.	Derivative financial instruments

SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations unless designated as hedging item in a cash flows hedge at which time changes are classified in other comprehensive income, to the extent effective. The Company, from time to time, enters into foreign exchange agreements (mainly forward contracts and options) to reduce the overall exposure of currency exchange rate fluctuations on non-dollar projected cash flows. Gains and losses resulting from changes in the fair values of derivative instruments are recorded in other comprehensive income as a separate component of shareholders equity, if and only if all the criteria of hedging accounting as set in SFAS 133 are met. Gains and losses resulting from changes in the fair values of derivative instruments for non-hedging purpose are recorded as financing income or expense.

N.	Provision for warranty

The warranty provision is computed on the basis of past experience as well as management estimates.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Income taxes

(1)	Income taxes are computed in accordance with SFAS 109 (“Accounting for Income Taxes”) of the FASB. Accordingly, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carry-forwards for tax losses and deductions. Deferred taxes are computed at enacted tax rates expected to be in effect when such temporary differences are realized, as they are known as of the balance sheet date. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

(2)	The Company has sustained losses both for financial reporting and tax reporting purposes. Accordingly, it is not considered more-likely-than-not that the Company will be able to realize net deferred tax assets, which have arisen as a result of its carry-forward losses and net benefits arising from temporary differences. Therefore, the Company has recorded a valuation allowance for the full amount of such benefits.

P.	Net loss per ordinary share

Basic and diluted net losses per ordinary share have been computed in accordance with SFAS 128 “Earnings per Share” based on the weighted average number of ordinary shares outstanding.

All outstanding stock options have been excluded from the calculation of the diluted loss per share since their effect is anti-dilutive.

Q.	Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (SFAS 123R), “Share-Based Payment,”which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period.

Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R on January 1, 2006, the first day of the Company’s fiscal year 2006, using a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that were outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date are recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123).

For purposes of estimating fair value in accordance with SFAS 123R, the Company utilized the Black-Scholes option-pricing model.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Stock-based compensation (cont.)

The following assumptions were utilized in such calculations for the years ended December 31, 2007 and 2006 (all in weighted averages):

	Year ended December 31, 2007	Year ended December 31, 2006

Risk free interest rate	4.17% - 4.66%	4.39%
Post vesting forfeiture rate	8%	9.30%
Volatility	46.54% - 49.34%	67.52%
Dividend yield	None	None

Total estimated share-based compensation expense, related to all of the Company's share-based awards, recognized for the years ended December 31, 2007 and 2006, was comprised as follows:

	Year ended December 31, 2007	Year ended December 31, 2006

Cost of revenues	101	58
Research and development expenses	192	144
Sales and marketing expenses	276	149
General and administrative expenses	1,304	1,530

Total Share-based compensation expense	$1,873	$1,881

Prior to adopting the provisions of SFAS 123R, the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 (APB 25), “Accounting for Stock Issued to Employees” and provided the required pro forma disclosures of SFAS 123.

For purposes of pro forma disclosures under SFAS 123 and 148 for the year ended December 31, 2005, the estimated fair value of the stock options was assumed to be amortized to expense over the stock options’ vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per common share for the year ended December 31, 2005 was as follows:

Year ended December 31
2005

Net loss for the year as reported	$(3,850)
Adjustments:
Add:
Stock-based compensation expense
determined under the intrinsic value method	158
Deduct:
Stock-based compensation expense
determined under the fair value method	(1,055)

Pro forma net loss for the year	$(4,747)

Basic and diluted net loss per ordinary share
- as reported	$(1.60)

Basic and diluted net loss per ordinary share
- pro forma	$(1.88)

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Stock-based compensation (cont.)

The pro forma effects of estimated share-based compensation expense on loss and loss per ordinary share for the year ended December 31, 2005 estimated at the date of grant using the Black & Scholes option-pricing model based on the following assumptions (annualized percentages):

Year ended December 31,
2005

Volatility	0.00%
Risk-free interest rate	4.10%
Dividend yield	None
Expected life (years)	10

R.	Recently issued accounting pronouncements

(1)	SFAS No.157 "Fair Value Measurements"

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company does not expect the adoption of FASB No. 157 to have a material impact on its consolidated financial statements.

(2)	SFAS No.159 "Fair Value Option for Financial Assets and Financial Liabilities–Including”

In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Recently issued accounting pronouncements (cont.)

(3)	SFAS No.141 "Business Combinations"

In December 2007, the FASB issued FASB 141(R), “Business Combinations” of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. The new standard requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Company does not expect the adoption of FASB No. 141(R) to have a material impact on its consolidated financial statements.

S.	Initial adoption of new standards:

FIN No .48 "Accounting for Uncertainty in income Taxes"

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in 2007. The adoption of FIN 48 did not have a material impact on its consolidated results of operations and financial condition.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 3 – INVENTORIES

	December 31,
	2 0 0 7	2 0 0 6

Raw materials	$5,732	$7,944
Finished products	1,794	3,491
Finished products used for demonstration purposes	248	292

	$7,774	$11,727

In the years ended December 31, 2007, 2006 and 2005, the Company wrote down inventories in the amounts of $1,197, $705 and $499, respectively.

NOTE 4 – OTHER RECEIVABLES AND CURRENT ASSETS

	December 31,
	2 0 0 7	2 0 0 6

Government institutions	$1,498	$424
Advances to suppliers	84	69
Prepaid expenses	534	477
Other	35	45

	$2,151	$1,015

NOTE 5 – FIXED ASSETS, NET

	December 31,
	2 0 0 7	2 0 0 6

Cost:
Office equipment and furniture	$795	$744
Machinery, hardware and equipment	6,838	5,481
Software	1,998	1,824
Vehicles	24	24
Leasehold improvements	597	498

	10,252	8,571

Accumulated depreciation	6,799	5,643

Net book value	$3,453	$2,928

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 6 – OTHER ASSETS

	December 31,
	2 0 0 7	2 0 0 6

Prepaid expense - long term	$68	$36
Deposits for rent agreements	37	36

	$105	$72

NOTE 7 – OTHER PAYABLES AND CURRENT LIABILITIES

	December 31,
	2 0 0 7	2 0 0 6

Accrued vacation and employee benefits	$3,117	$1,473
Institutions - payroll related	1,499	1,006
Customer advances	1,298	667
Accrual for warranty and repairs	1,289	1,357
Accrued royalties	967	474
Accrued commissions to sales agents	341	408
Deferred revenue	1,015	252
Accrued expenses and other	1,658	1,609

	$11,184	$7,246

NOTE 8 – LIABILITIES FOR VACATION AND SEVERANCE PAY

Composition:

	December 31,
	2 0 0 7	2 0 0 6

Liability for vacation pay (1)	$845	$790
Liability for severance pay (2)	1,100	871

	$1,945	$1,661

(1)	This portion of the Company’s liability for vacation pay is not expected to be paid during the year subsequent to the balance sheet date. The liability for vacation pay, which is expected to be paid during the year subsequent to the balance sheet date, is included in current liabilities.

(2)	The liability for severance pay reflects the amounts due in accordance with existing labor agreements. The liability has been computed in accordance with the period of employment and the employee’s most recent salary. The liability for severance pay covers the Company’s entire obligation as of the balance sheet date, except for liabilities covered by payments to insurance policies and pension funds. Deposits in general severance fund in the amount of $230 and $204 (including accumulated profits) as of December 31, 2007 and 2006, respectively, are presented as long-term assets. Insurance policies and pension funds may be withdrawn subject to the fulfillment of the requisite conditions set forth under the Severance Pay Law – 1963. Amounts paid to insurance policies and pension funds and the related liabilities are not presented in the Company’s balance sheet, as these are not under the control of the Company’s management.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities

(1)	As of December 31, 2007 the Company has provided several bank guarantees in the total amount of $309 to guarantee performance on contracts with customers, and other bank guarantees in the total amount of $546.

(2)	In November 2004, one of the Company’s suppliers filed a monetary claim against the Company and its chairman in the amount of $150 with respect to services allegedly provided by the supplier. According to the claim, the Company owe the supplier monies for consulting services provided by him on the year of 2003. In December 2004 the Company submitted a statement of defense and a cross action in the amount of $140. On November 11, 2007, a judgment was rendered, according to which the Company were obligated to pay the supplier the amount of approximately $99.1 and grant the supplier an option to purchase 8,260 of the Company ordinary shares. The Company filed an appeal to the district court regarding the judgment rendered against the Company, including all its components and statements. In May 2006, the same supplier filed a second claim against the Company and its chairman in the approximate amount of $800. According to the claim, the Company owe the supplier monies for consulting services provided by him on the years 2004-2005. In light of the undesirable outcome of the first claim and the supplier’s intention to file another lawsuit in respect to amounts allegedly owned for the year 2006, on March 19, 2008 the Company signed a settlement agreement with the supplier, without admitting any claim what so ever, under which the Company paid the supplier $650 and granted the supplier an option to purchase 28,410 of the Company’s ordinary shares, in return for a final and complete dismissal of both claims. The settlement agreement was finalized on April 9, 2008. The Company’s management believes that the consolidated financial statements as of December 31, 2007 include an adequate provision for this claim.

B.	Commitments

(1)	The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade (“OCS”), on proceeds from sales of products with respect to which the OCS has participated in research and development, up to the amounts of grants received by the Company plus interest. The royalties are payable at a rate of 3.5% of applicable sales. The total amounts of grants received, net of royalties paid or accrued, at December 31, 2007 was $9,963. Royalty expenses to the OCS in 2007, 2006 and 2005 were $992, $781 and $1,039, respectively.

(2)	Within the framework of agreements for product development, the Company is committed to pay royalties to third parties on future sales of the products resulting from that development. Royalty expenses from these agreements in 2007, 2006 and 2005 were $398, $130 and $33, respectively.

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

On October 18, 2006 the Company signed a new lease contract on 54,478 sq. feet (4,903 sq. m.) at the same site described above. The new contract effective from June 1, 2006 till May 31, 2011.

On April 1, 2007, the Company signed a new lease contract of 1,633 sq. feet (147 sq. meters) at the same site described above. The new contract is effective from April 1 2007 till May 31, 2011.

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

At December 31, 2007, the aggregate future minimum lease obligations (sales offices and motor vehicles) under all non-cancelable leases agreements were as follows:

Year ending December 31,

2008	$1,212
2009	954
2010	979
2011 and thereafter	387

$3,532

NOTE 10 – FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of non-derivative assets and non-derivative liabilities. Non-derivative assets include cash and cash equivalents, short-term deposits and marketable securities, trade accounts receivable, and other receivables and current assets. Non-derivative liabilities include trade accounts payable, and other payables and current liabilities. Due to the short-term nature of these financial instruments, their fair value is usually identical or close to the value at which they are presented in the financial statements.

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

(2)	Preferred shares conversion to ordinary shares

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

As of December 31, 2007, 128,056 options were exercised into ordinary shares and 3,564 options were forfeited.

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

As of December 31, 2007, 72,771 options were exercised into ordinary shares and 165,317 options are outstanding.

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

During 2006 the Company granted 815,037 options under this plan at an exercise price equal to share market price on grant date. All these options expire in 5 years, except 80,000 options that was granted to Directors that expire 10 years from grant date.

On May 11, 2006 the Board of Directors approved two changes to the terms of 89,286 options which were granted on October 27, 2005. The exercise price was reduced from $7.84 to $5.2 which was the market price on the date of change and expiration period had been reduced from 10 years to 5 years. These two changes ended-up with no additional costs to the Company as calculated per SFAS 123(R).

During 2007 the Company granted 517,000 options under this plan at an exercise price equal to share market price on grant date. All these options expire in 5 years.

As of December 31, 2007, 763,195 options were exercised into ordinary shares and 3,255,334 options are outstanding.

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

As of the December 31, 2007, the number of options outstanding and exercisable under this plan was 413,088.

(5)	A summary of the information with respect to the Company’s share option plans is as follows:

	Options outstanding	Weighted average exercise price

Balances, January 1, 2005	2,293,387	$2.92
Granted	1,312,587	$4.19
Exercised	(12,077)	$2.80
Forfeited	(78,831)	$2.80

Balances, December 31, 2005	3,515,066	$3.40
Granted	815,037	$5.20
Exercised	(255,315)	$2.80
Forfeited	(76,781)	$4.19

Balances, December 31, 2006	3,998,007	$3.76
Granted	517,000	$5.35
Exercised	(568,574)	$2.88
Forfeited	(112,694)	$4.87

Balances, December 31, 2007	3,833,739	$4.04

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 – SHARE CAPITAL (cont.)

B.	Share option plans (cont.)

(6)	The following table summarizes information about share options outstanding as of December 31, 2007:

Options Outstanding				Options Exercisable
Range of exercise prices	Options at December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options at December 31, 2007	Weighted average exercise price
		(Years)

$2.80 - $3.75	2,226,555	5.54	$2.84	1,860,594	$2.81
$4.31 - $5.60	1,260,366	4.14	$5.16	368,772	$4.97
$7.00 - $7.84	292,291	7.87	$7.61	258,041	$7.67
$8.34 - $8.40	54,527	3.99	$8.37	54,527	$8.37

Total	3,833,739	5.23	$4.04	2,541,934	$3.73

NOTE 12 – GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.	Geographic information

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Revenues:
USA	$9,388	$8,146	$6,433
Other	3,790	1,649	2,927

Total North and South America	13,178	9,795	9,360

China	4,432	2,927	7,117
India	8,277	5,730	1,423
Other	4,643	4,661	3,845

Total Asia and the Pacific Rim	17,352	13,318	12,385

Russia	3,695	5,447	3,049
Other	23,252	18,712	19,997

Total Europe, the Middle East and Africa	26,947	24,159	23,046

Total revenues	$57,477	$47,272	$44,791

	December 31,
	2 0 0 7	2 0 0 6

Fixed assets, net:
Israel	$3,131	$2,594
USA	322	334

Total	$3,453	$2,928

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12 – GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

B.	Revenues by major customers

In the years 2007, 2006 and 2005 the Company did not sell to any of its customers more than 10% of its annual revenues.

NOTE 13 – INCOME TAXES

A.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1996 the Company received from the Investment Center of the Ministry of Industry and Trade of the State of Israel an approval certificate for an investment program for the production of digital-video compression and distribution systems. In July 2001, the Company received from the Investment Center the final approval for this program.

In 2000, following the completion of the first investment program, the Company received from the Investment Center an approval certificate for an expansion program. The expansion program’s investments were concluded in December 2003 and in September 2005, the Company received from the Investment Center the final approval for this expansion program.

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

These benefits are granted to income generated from the assets included within the framework of the approval certificates, subject to the fulfillment of the conditions stipulated in the approval certificates.

The period for utilizing the tax benefits commences with the year in which the Company first reports taxable income from the relevant assets (provided that 12 years have not yet elapsed from the first year defined as the “operational year” pursuant to the Law or, 14 years from the receipt of each of the approval certificates, the earlier of the two).

In addition, the Law provides accelerated depreciation rates for tax purposes. Due to losses for tax purposes, the Company has not utilized the benefits in the framework of these approvals.

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

On February 26, 2008 the Income Tax (Inflationary Adjustments) Law (Amendment no. 20) (Limitation for Period of Application), 2008 (the “Amendment”) passed in a third calling in the Knesset. According to the Amendment, the application of the Inflationary Law will cease in the tax year of 2007, and beginning in 2008 the provisions of the law will no longer apply, except for transaction period provisions, which have the purpose of preventing distortions in the calculations of taxes.

In accordance with the Amendment, beginning in the year 2008, no calculations for inflationary adjustments of revenues for tax purposes will be made. In addition, there will be no adjustments to the Israeli CPI for fixed assets’depreciations and carry-forward tax losses for the period beginning January 1, 2008.

C.	Income taxes expenses for all years presented, relate to SVNI.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 13 – INCOME TAXES (cont.)

D.	As of December 31, 2007 the Company has recorded a valuation allowance for the entire amount of deferred tax assets arising from tax loss carry forwards in the amount of $35.1 million, due to management estimation that the realization of such amounts is not considered to be more-likely-than-not.

E.	The Company’s effective tax rate differs from the statutory rate applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward (see D above).

F.	Israeli tax reform

On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli Parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. The amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and 25% thereafter.

G.	Adoption of new accounting standard FIN 48

In adopting FIN 48, the Company identified a number of tax positions. Following the assessment of these tax positions, the Company believes that they meet the ‘more than likely’ recognition threshold as outlined in this guidance and therefore the Company is not subject to any unrecognized tax benefits.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14 – NET LOSS PER ORDINARY SHARE

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Net loss	$(2,777)	$(3,792)	$(3,850)
Dividend on preferred shares	-	-	(1,285)

Net loss attributable to ordinary shares	$(2,777)	$(3,792)	$(5,135)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,595,346	13,204,500	3,216,786

Basic and diluted net loss per ordinary share	$(0.20)	$(0.29)	$(1.60)

NOTE 15 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

During 2005 the Company provided research and development services to a related party, which was a subsidiary of Koor, parent of the Company up to 2005.

In January 2007, Optibase Ltd. became a related company to the Company through acquisition of Koor’s shares. The Company sold its products to Optibase Ltd. on a regular course of business.

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Statement of operations data:
Revenue - formerly related party	$3	$-	$534

Revenue	$94	$-	$-

Balance sheet data:
Trade accounts receivable	$45	$-	$-